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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Lufthansa

*CURRENT ADDRESS

PROCESSED

APR 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4691 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 4/10/06

Deutsche

Lufthansa

# Annual Report 2005

## Advance copy
## - Excerpt -

**Embargo: 23 March 2006, 10:00 hrs a. m.**

ARIS
12-31-05

RECEIVED
2006 APR -7 P 3:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Key data

**Lufthansa Group overview***

| | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **18 065** | 16 965 | 6.5 |
| of which traffic revenue | €m | 13 904 | 12 869 | 8.0 |
| **EBITDA** | €m | **2 554** | 2 021 | 26.4 |
| **Operating results** | €m | **577** | 383 | 50.7 |
| **Net profit/loss for the period** | €m | **453** | 404 | 12.1 |
| **Capital expenditure** | €m | **1 829** | 1 783 | 2.6 |
| **Cashflow from operating activities** | €m | **1 956** | 1 881 | 4.0 |
| **Total assets** | €m | **19 272** | 18 070 | 6.7 |
| **Net indebtedness** | €m | **7** | – 418 | – |
| **Employees** as of 31 December | number | **92 303** | 90 673 | 1.8 |
| **Staff costs** | €m | **4 853** | 4 813 | 0.8 |
| **Result per share** | € | **0.99** | 0.94 | 5.3 |
| **Dividend proposal per share** | € | **0.50** | 0.30 | 66.7 |

* This Annual Report covering the period from 1 January to 31 December 2005 was drawn up in accordance with International Financial Reporting Standards (IFRS) and the standards applicable since 1 January 2005. Last year's key data have been adjusted. This may lead to deviations from the results published a year ago.
Date of disclosure: 23 March 2006.

# Contents

Ladies and Gentlemen,

Lufthansa is flying towards success. The results of the year 2005 confirm our strategy: Lufthansa is growing, Lufthansa is increasing its profitability, Lufthansa is investing in sustainable projects, and Lufthansa is very pleased with its extraordinary level of customer loyalty. The cornerstones of this success are built on a clear strategic orientation for the Group coupled with the customer-oriented efficiency of our highly professional employees and executives in all business segments. We have been able to demonstrate renewed strength even in the difficult environment of 2005, and despite the high oil price and a weak economy in our homemarket, we increased operating profit by 50.7 per cent to €577m. Therewith we were able to again expand our solid financial basis. We can continue to invest in products and quality.

The Supervisory Board and Executive Board are pleased to share the groups success with you, our shareholders, by proposing a per share dividend of EUR 0.50 at the Annual General Meeting in May.

The objectives we set forth are thus achieved. This holds not only true for the business results, but also for the strategic measures and the quality development of the Group. Lufthansa is innovative. Lufthansa has been awarded for this with various quality and innovation prizes. The strategy of focusing on the respective core competencies becomes apparent in all business segments. Thereby our Passenger Airlines are the core and engine of the Group, with a positive pull effect for all other parts of the Group. We are continuing to work on our portfolio and the attractiveness of our products. The Lufthansa Private Jet Service completes our à la carte flight offerings. The customer satisfaction index is at a record level. Our strategy is clear: individual offers, individual service, precisely tailored for any occasion.

We acquired a very important partner in SWISS, which opens up new markets for profitable growth. Another strategic step for strengthening our core business was our investment in Fraport, the infrastructure operator at the Frankfurt hub.

The other business segments have also worked hard.

- Lufthansa Cargo has become more efficient and improved quality. As the first foreign company, it founded the freight airline "Jade Cargo International" with a local partner in a joint venture. Jade is based in the growth market of China.





**Wolfgang Mayrhuber** (center)
Chairman of the Executive Board and CEO, born 1947, engineer, Board Member since 2001, Chairman since 2003, appointed until 31 December 2010, with Lufthansa since 1970

**Dr. Karl-Ludwig Kley** (right)
Member of the Executive Board, Chief Financial Officer, born 1951, lawyer, Board Member since 1998, appointed until 31 August 2008, with Lufthansa since 1998

**Stefan Lauer** (left)
Member of the Executive Board, Chief Officer Aviation Services and Human Resources, born 1955, lawyer, Board Member since 2000, appointed until 30 April 2010, with Lufthansa since 1990

- Lufthansa Technik in the field of engine maintenance is venturing into new model series with a promising future. The joint venture with Rolls-Royce (N3 Engine Overhaul Services) is being set up in Thuringia.
- LSG Sky Chefs initiated the reversal of the economic trend and achieved significant sets of goals on the path toward sustainable profitability.
- Thomas Cook completed the turnaround in 2005. The reorganisation is complete; the company has returned to the profit zone and is once again economically on solid ground.
- Lufthansa Systems wins new customers in the attractive global niche market Aviation IT through customised solutions and innovations such as the "paperless cockpit".

Lufthansa is on a good course. The direction is right, but we still need to accelerate. And we want to be on the safe side: our earnings were burdened in 2005 by higher fuel costs of €843m. A reversal of this trend is not in sight. Therefore we will adhere strictly to our cost management and continue to increase productivity. Through our action plan, we have exceeded our target of lowering the cost burden, in achieving €788m, by €8m. The overall target of achieving savings in the amount of €1.2bn is scheduled to be reached by the end of the year 2006.

Looking forward, we want to assure you: Lufthansa is well positioned for the future. We have resolved to take on a number of things. We know that the year 2006 will again demand a lot from us. Everyone is hoping for a friendly economic environment, and so are we. Lufthansa will help forge the history of the airline industry and take an active role in its development – to the benefit of all stakeholders, customers, shareholders and employees. We are grateful for the confidence you have placed in us and we trust that you will stay with us in future.

Wolfgang Mayrhuber
Chairman of the Executive Board of Deutsche Lufthansa AG

# Lufthansa shares on the move again

In 2005, the stock markets again displayed positive trends, the DAX was 1,152 points above the previous year's closing level at 5,408 points. Lufthansa shares closed at €12.51, an improvement of 18.6 per cent. In the reporting year we were able to increase the company value and also realised considerably better results. Our shareholders should also participate in this: we are proposing a dividend of €0.50 to the General Meeting.

In 2005 the stock markets performed positively, continuing the trend of the two previous years. The German bluechip DAX index closed at 5,408 points with an increase of around 27 per cent compared with the previous year's end. After a weak year on the stock markets in 2004, Lufthansa shares too improved in 2005, even though the share price fell temporarily below €10 in spring/summer. At year's end, the price stood at €12.51, an improvement of 18.6 per cent compared with the 2004 closing price of €10.55. Lufthansa's market capitalisation as at year's end 2005 was around €5.7 billion.

The overall yield for 2005 was 22 per cent for shareholders who reinvested the dividend of €0.30 in Lufthansa stock on the date of payment.

More than 95.7 per cent of Lufthansa shares were traded on the electronic trading platform XETRA meaning that the proportion remained at around the previous year's level. The turnover of Lufthansa shares in 2005 was 9.6 per cent lower than one year ago, when the capital increase created higher trading volumes. Overall, 1,024 million shares changed hands. Based on the total number of shares of 457.9 million, this gives a turnover frequency of 2.2. The highest monthly turnover was recorded in March and in October with figures above the 100 million mark. The smallest turnovers were recorded in May and December with 67 and 68 million shares respectively.

Alongside the XETRA trading, the Lufthansa shares are also listed on the floor-trading of the Frankfurt Stock Exchange and all German regional stock exchanges. DAX-listed, Lufthansa is one of the 30 largest stock corporations in Germany. Lufthansa's free float, important for calculating the DAX, comes to 100 per cent. The weighting as at the 2005 year's end was 0.99 per cent. This corresponds to rank 24 in the DAX. The international importance is also reflected in its inclusion in other important indices. These include the Dow Jones EuroStoxx, MSCI Euro, FTSE Eurofirst 300. A complete overview can be found on our website at www.lufthansa-financials.com.

In the USA, interested parties can invest in Lufthansa via the "Sponsored American Depositary Receipt Program" (ADR). The ADR trading volume is currently around two per cent of the nominal share capital.

### Distributed profits

In the year under review Lufthansa generated an operating profit of €577m. With this we are a step closer to achieving our target of operating profits of €1bn. This permits us to invest in profitable growth. It also puts us in a position to overcome upheavals. We can thus declare ourselves ready to optimise shareholder value – in the interest of our investors. In the past financial year we have suc-

**The Lufthansa share: key data**

| | | **2005** | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Results** per share | € | **0.99** | 0.94 | – 2.58 | 1.88 | 1.61 |
| **Dividend** per share | € | **0.50*** | 0.30 | – | 0.20 | – |
| **Dividend yield** | % | **4.0** | 2.8 | – | 2.3 | – |
| **Total Shareholder Return** | % | **+ 21.4** | – 20.4 | + 53.2 | – 40.8 | – 43.8 |
| **No.** of shares | millions | **457.9** | 457.9** | 381.6 | 381.6 | 381.6 |
| **Share price year-end** | € | **12.51** | 10.55 | 13.25 | 8.78 | 14.83 |
| **Market capitalization** | €bn | **5.7** | 4.8 | 5.1 | 3.4 | 5.7 |
| **Trading volume** | €bn | **11.2** | 12.4 | 7.6 | 9.6 | 10.0 |

* Proposal
** After capital increase in June 2005.

**Shareholder structure** by country
(31 December 2005)



| | |
|---|---|
| **79.0 %** | Germany |
| **5.0 %** | USA |
| **3.7 %** | Belgium |
| **3.7 %** | Great Britain |
| **2.7 %** | Luxembourg |
| **2.5 %** | Switzerland |
| **3.4 %** | Others |
| **100.0 %** | Free float |

ceeded in achieving a considerable increase in value. The Executive Board and Supervisory Board therefore propose to the AGM on 17 May 2006 to pay a dividend of €0,50 per share for the financial year 2005. This corresponds to an increase of 66,7 per cent compared with the previous year's level of €0.30 per share.

According our dividend policy, the dividend payments are based on the operating profit. They also have to be made possible, of course, by the net profit for the year from the individual financial statements of Lufthansa AG, which is decisive for the dividend payments. Within this framework we are striving towards dividend continuity. Extraordinary income can also lead to extraordinary payouts, however, if goals for capital structure are achieved.

### Lufthansa shares are registered shares with restricted transferability

Only in this way we can provide evidence at any time, as required by the international aviation agreements and EU Directives, proving that the majority of Lufthansa shares are in German or European hands. We are statutorily required (cf. LuftNaSiG) to publish our shareholder structure by nationality every three months. We maintain a share register listing all owners of Lufthansa shares with name and address. The exact information about our investor structure also gives us opportunities: we can for example approach our shareholders personally and directly.

The nominal capital – €1,172.30m – is divided into 457.9 million registered shares which as at the year's end 2005 were held by around 410,000 shareholders. 29.9 per cent of the nominal capital was held by private shareholders, 70.1 per cent by professional investors. The ownership structure broken down by nationality, shows that a clear majority, 79 per cent, was held by German investors. The USA, Belgium, Great Britain, Luxembourg and Switzerland follow with holdings between 2.5 and 5.0 per cent. Despite the high proportion of German shareholders, the shares in Lufthansa AG are widely distributed internationally.

### Employee stock programmes

For many years our employees and executives have had the option of choosing between cash and shares as part of their profit-sharing in the company. Apart from the traditional employee shares, employees can also purchase a larger number of shares by way of an interest-free loan within the participation model "LH-Chance". This programme was implemented in 2005 for the eighth time.

The Executive Board and senior managers were also able to participate in "LH-Performance 2005". This performance-based programme has been in place since 1997 and links an investment in Lufthansa shares with an outperformance option.

Non-contracutal staff below management level were also able to participate in the "LH-PerformanceAT 2005" share programme, which is structured along the lines of the "LH-Performance" programme.

The LH-Performance programmes are continually monitored and assessed by investors and the press. For example, LH-Performance was judged by Union Investment in the reporting year as the best share programme of all DAX 30 companies for the fourth time in succession.

Comprehensive information about the employee shares is contained in the "Employees' Report" on page 46.

### Approved capital measures

The Executive Board of Lufthansa AG is authorised according to resolutions of the Annual General Meeting to undertake the following capital measures:

**Share buyback** In May 2005 the Executive Board was once again authorised to purchase, with the consent of the Supervisory Board, up to ten per cent of the nominal capital in its own shares. The authorisation applies until 24 November 2006.

**Authorised Capital A** The Annual General Meeting in May 2005 also resolved to create a new Authorised Capital A. This allows the Executive Board, with the consent of the Supervisory Board, to increase the nominal capital of Lufthansa AG by up to €200m by single or multiple issues of new shares until 24 May 2010.

**Authorised Capital B** At the 2004 Annual General Meeting the shareholders approved the creation of a new Authorised Capital B for employee shares. The Executive Board is entitled to increase the nominal capital of Lufthansa AG by up to €25m by single or multiple issues of new shares, with the consent of the Supervisory Board, until 15 June 2009. The shares are offered exclusively to employees of Deutsche Lufthansa AG and its affiliated companies.

### Convertible and/or option bonds

With the consent of the Supervisory Board, the Executive Board may issue convertible and/or option bonds in single or multiple issues until 18 June 2007. It can grant convertible or option bonds on up to 38,160,000 shares.

On 4 January 2004, Lufthansa issued a convertible bond for €750m with an interest rate of 1.25 per cent p.a. The conversion price is €19.86 per Lufthansa share. The convertible bond is listed on the Luxembourg Stock Exchange (Code 014027661) and the Stuttgart Stock Exchange (WKN 795560). 38,160,000 Lufthansa shares from the capital authorised in 1999 are issued for trading on German stock exchanges. They all have full entitlement to dividend payments for the financial year in which the declaration of conversion becomes valid according to the bond conditions. The bond has a term of ten years. January 2006 was the first opportunity for the bond holders to exercise a put option and make the bonds payable, however. On 4 January 2006 Lufthansa using available liquid funds repaid ahead of schedule €699m of the nominal amount of the convertible bond to those bond holders who had exercised the put option. This means that just €51m of the amount raised by the convertible bond is still outstanding.

### Lufthansa shares from the perspective of the financial community

Lufthansa shares are monitored by numerous German and international financial analysts, notably in Germany, Great Britain and the USA. Almost 40 analysts regularly publish studies and reports on the current development of the company and make recommendations. Because of the current positive corporate data – focus on the passenger business, completion of the Leisure Travel restructuring, progress of the Catering restructuring, solid finances, etc. – and the good prospects, the judgements at the end of the year were overwhelmingly positive: 20 studies came to the rating "buy", 17 studies to "hold" and one study to "sell".

It is noteworthy that once again there is increasing interest from US investors in airline shares, which we have been able to observe, inter alia, at our road shows in the USA. We are convinced that sustained positive results will also intensify buy orders from abroad.

Analysts and investors welcomed our strategy of concentrating on the core business of Passage Airlines. The integration of SWISS is also seen in a positive light.

### Investor Relations

In the financial year under review we continued our intensive investor relations work from the previous year. Lufthansa values the dialogue with the financial community highly.

We informed the public and investors of the 2004 annual results and the interim results for the first nine months of 2005 at two press and analysts conferences. In January we invited analysts and investors to our Annual Investor Day in Frankfurt. The focus was on the financial strategy and the logistics and technology business segments. Four telephone conferences with the Lufthansa Chief Financial Officer Dr. Karl-Ludwig Kley gave analysts and investors the chance to ask about additional information about the first quarter and first half interim results, the purchase of SWISS and the acquisition of Fraport shares. The Chief Financial Officer and Lufthansa Investor Relations employees reported the company's developments to institutional investors as part of road shows in Boston, New York, London, Edinburgh, Milan, Amsterdam, Paris, Copenhagen, Stockholm, Vienna and Zurich and in Frankfurt, Munich, Bonn and Cologne. The Chief Financial Officer also used a series of events to explain the activities of Lufthansa – for example the takeover of SWISS – to renowned financial institutions. We have made the information and presentations accessible on our website for all interested parties. Furthermore, we have continually informed analysts, investors and journalists by telephone, in person or by e-mail about the current events at Lufthansa.

The Internet has gained in importance. Apart from general information in our enhanced range of services, our investors are increasingly making use of the facilities on our website, such as registering for our AGM, appointing voting proxies or changing their address in the shareholder's register. In 2005 we also sent the invitation to the Annual General Meeting to a number of shareholders by e-mail for the first time. At this time, more than 2,300 shareholders had registered for our e-mail service. The number increased as at the year's end to more than 5,000. We will also inform our shareholders about these cost and time-saving measures in future mailings.

The quality of Lufthansa's communication with financial markets was again assessed by independent rankings in 2005. In June, for example, the Lufthansa Chief Financial Officer was voted best Chief Financial Officer (CFO) in the transport branch by buy-side analysts in a survey by the Institutional Investor Research Group, London. As in 2004, we also achieved first place last year in the "BIRD – Best-Investor-Relations-Deutschland" award in the Blue Chips category. The convincing provision of forecast changes by our IR team and the quality of our IR contacts were especially emphasised.

The financial calendar with all the important dates for the years 2006 and 2007 can be found on the last page of this report.

***Identification numbers for Lufthansa stock***

| | |
|---|---|
| **ISIN International Security Identification Number** | DE0008232125 |
| **Security identification number** | WKN 823212 |
| **ADR programme code** | DLAKY |
| **German stock exchange code** | LHA |
| **Reuters' code** | LHAG.DE, Xetra |
| **Bloombergs' code** | LHA GY for Xetra, LHA GF, Frankfurt floor, LHA GR, all LH share prices |
| **Stock exchange centers** | Frankfurt, Stuttgart, Munich, Hanover, Düsseldorf, Berlin/Bremen, Hamburg and XETRA |
| **Prime sector** | Transport & Logistics |
| **Branch** | Airlines |
| **Indices** | DAX, DivDAX, Dow Jones STOXX 600, Dow Jones EURO STOXX Mid, DOW Jones STOXX Global 1800, FTSE4Good, FTSE Eurofirst 300, S&P Global 1200, S&P Europe 350, MSCI Euro |

**Analysts recommend Lufthansa shares**
Our shares are currently being observed and assessed by around 40 analysts. Most of them consider the shares to be undervalued at present and recommend buying them. As at the year's end, however, there was only one sale recommendation. On our website, we provide a regularly updated overview.

# Value orientation as a maxim of the group management

Responsible and transparent corporate governance geared to increasing the sustainable value of the company and safeguarding the interests of the shareholders is guaranteed through efficient structures and processes in the Lufthansa Group. Lufthansa places great value on openness and clarity in corporate communication. This is an important requirement for maintaining and increasing confidence in Lufthansa among lenders, employees and the public.

**Article 161 AktG Declaration of Compliance** The Lufthansa Supervisory and Executive Boards issued the following Declaration of Compliance regarding the German Corporate Governance Code at their meeting of 07 December 2005:

"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been complied with in full and will continue to be complied with in full."

**Declaration of Compliance with the recommendations of the Code** Moreover, Lufthansa is also in compliance with most of the optional suggestions contained in the Code with a few exceptions. All Declarations of Compliance are published on our website. Information on our adherence to each individual recommendation or suggestion is available in a table on our website.

**Management and corporate structure** The Lufthansa Group acts as a global aviation company domiciled in Cologne. German stock law, the law of co-determination and financial market law, in particular, along with the Articles of Association and the company-specific Corporate Governance Code form the basis of the management and monitoring structure in the Lufthansa Group.

As a German stock corporation, Lufthansa has the dual management structure as is common in Germany with an Executive and a Supervisory Board. The Executive Board is responsible for the management of the company. The Supervisory Board appoints, advises and monitors the Executive Board. The members of the Executive Board and Supervisory Board and their mandates are listed on page 128 et seqq.

Deutsche Lufthansa AG is an aviation group which is active in six strategic business segments. The core business segment is the Passenger Transportation business. Other business segments are Logistics, MRO, Catering, Leisure Travel and IT Services. Deutsche Lufthansa AG is the parent company and simultaneously the largest operating company in the group with the organisational unit Passenger Airlines. The five other business fields are represented by Lufthansa Cargo AG, Lufthansa Technik AG, Thomas Cook AG, LSG Lufthansa Service Holding AG and Lufthansa Systems AG.

The Executive Board of Lufthansa AG steers the entire group with the central functions of Chairman and Chief Executive Officer, Finances, as well as Aviation Services and Human Resources. Company-transfer agreements between Lufthansa AG and the group companies secure a uniform and effective management of the group. An executive management team has been set up to coordinate the businesses, which comprises the Executive Board and the senior management of the group companies. The course is set for the next planning periods at group strategy meetings, while the Corporate Finance Committee monitors the adherence to the defined general conditions for investments and acquisitions and sales of interests.

The executive boards of the individual group companies are responsible for their own business operations and profitability. They regularly report to the Lufthansa Executive Board and are also monitored by their own supervisory committees, in which members of Lufthansa's Executive Board are represented too.

**Cooperation between Executive Board and Supervisory Board** The Executive Board and the Supervisory Board work closely together for the good of the company. The Executive Board determins the Group's strategic direction with the Supervisory Board and discusses its implementation. It regularly, timely and comprehensively reports the development of the business, income, profitability and relevant matters of risk provision and risk management. The reporting duties of the Executive Board are spelt out in the Board's rules of procedure which also lists a catalogue of transactions requiring consent. (see also the report by the Supervisory Board on page 48 et seq.)

The members of the Executive Board and the Supervisory Board are personally liable to the company for damages resulting from negligent breach of their fiduciary responsibilities. Lufthansa has therefore taken out a D&O (directors and officers' liability insurance) policy with appropriate deductibles for both boards.

**Remuneration report** In addition to their fixed annual salary, all Lufthansa employees and executives receive a profit-sharing. Employees paid according to collective agreements who want to receive their profit-sharing in the form of shares can choose between traditional employee shares and "LH-Chance". (see the Employees chapter on page 46 et seqq.)

**Remuneration of Executive Board** Members of the Lufthansa Executive Board receive a variable remuneration component in addition to their fixed annual salary. This is based both on the absolute amount of the consolidated operating results reported in the Annual Report and on their year-on-year improvement. For every €100m of operating profit and result improvement compared with the previous year, the Chairman receives a variable bonus of €85,000 and the two other members of the Executive Board receive €50,000 each. The individual remuneration of the Executive Board members in the year under review, subdivided into fixed and variable components, is disclosed in the Notes to the Consolidated Financial Statements on page 123.

In addition, they may also invest up to €60,000 on their own account in the LH-Performance programme (see "Employees", page 46). The members of the Executive Board of Deutsche Lufthansa AG Wolfgang Mayrhuber (Chairman), Dr. Karl-Ludwig Kley (Chief Financial Office) and Stefan Lauer (Human Resources) participated in "LH-Performance 2005". Wolfgang Mayrhuber and Stefan Lauer made the required investment by contributing their own Lufthansa shares, Dr. Kley additionally by purchasing shares on the stock exchange. The members of the Passenger Airlines Board Carsten Spohr (by contributing his own shares) and Carl Sigel (purchases on the stock exchange) also participated in "LH-Performance 2005".

**Remuneration of the Supervisory Board** Members of the Lufthansa Supervisory Board are paid a fixed annual fee of €20,000 for exercise of their duties in accordance with a resolution adopted at the Annual General Meeting in 2003. They additionally receive variable remuneration of €1,000 for each €0.01 per share in excess of €0.25 per share of the dividend distributed to shareholders. The Board chairman receives three times this amount, the deputy chairman one-and-a-half times. Each member of a committee is paid an additional 25 per cent, the chairman of a committee 50 per cent of these amounts. However, these emoluments are paid only if a committee meets at least once during the business year. Supervisory Board members are moreover extended expense allowances, notably for travel, and an attendance allowance of €500 per meeting.

The remuneration accorded to individual members of the Supervisory Board in the year under review is included in the Notes to Consolidated Financial Statements (page 125).

**Individualised share ownership directors' dealings** Members of the Supervisory, Executive and Divisional Boards of Deutsche Lufthansa AG are required by Section 15a WpHG to register transactions with Lufthansa shares or financial instruments based thereon as soon as the total sum of the transactions exceeds €5,000 in a calendar year. The duty of disclosure is also imposed on natural and juristic persons closely connected to the above group of persons. All registered transactions are published by EquityStory and on our website.

On 11 November 2005 the Lufthansa CFO Dr. Karl-Ludwig Kley purchased 2,500 Lufthansa shares (price: €11.45) and Carl Sigel (member of the Passenger Airlines Board) 2,472 Lufthansa shares (price: €11.54). Dr. Holger Hätty (member of the Passenger Airlines Board) purchased 600 Lufthansa shares (price: €11.40) through the stock exchange on 22 November (see also Directors' Dealings table, page 126).

According to statement, none of the members of the Executive or Supervisory Boards owns shares, options or derivatives of more than one per cent of the shares issued. The total holdings of all members of the Executive and Supervisory Boards do not exceed one per cent of the shares issued. The number of shares held by Executive Board members in the current option programmes are listed in the Notes on page 124.

**Supervisory Board and committees** The present members of the Supervisory Board were elected in 2003. There were no changes to the Lufthansa Supervisory Board during the reporting year. The term of office of the Supervisory Board expires at the close of the 2008 Annual General Meeting. The Lufthansa Supervisory Board has formed three committees: the Nominating Committee, the Audit Committee and the obligatory Arbitration Committee pursuant to section 27 para. 3 of the Co-Determination Act. Membership and duties of the committees are detailed on page 129. The Supervisory Board Chairman reports about its work on page 48 et seq.

**Shareholders and the Annual General Meeting** In order to simplify organisational procedures, Lufthansa has been using innovative instruments for many years, also with regard to the Annual General Meeting. This includes ordering admission tickets and appointing proxy voters by Internet. In the year under review we for the first time sent invitations to the Annual General Meeting by e-mail to a number of shareholders. In addition, the reports by the chairmen of Executive Board and Supervisory Board can be followed on the Internet.

**Transparency** Lufthansa informs investors, shareholders, analysts and the public equally and timely. Annual and interim reports, ad-hoc announcements according to section 15 WpHG, financial calendars and all other relevant information are available on the Internet in German and English.

In view of the amended Investor Protection Act (AnSVG), Lufthansa has set up a Compliance Office. This ensures that the new statutory regulations are implemented and observed. It also maintains the insider directories which contain all persons with access to insider information. They are informed extensively about the ensuing statutory duties. An Ad Hoc Clearing unit, comprising representatives from diverse specialist departments, monitors the ad hoc relevance of facts and other issues.

**Reporting and year-end audit** The consolidated financial statements of Lufthansa are prepared in accordance with the International Financial Reporting Standards (IFRS), taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC). The statutorily prescribed individual financial statements of Deutsche Lufthansa AG, which is applicable for taxation and profit distribution, is prepared according to the German Commercial Code.

In accordance with the resolution by the 2005 Annual General Meeting, the Supervisory Board commissioned Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf with auditing the Financial Statements for 2005. The auditor's statement of independence was noted by the Audit Committee. The Supervisory Board has requested that the auditor notify it of any grounds for disqualification or conflict of interest occurring during the audit if such grounds cannot be eliminated immediately. It should also report any major facts and events of importance that may constitute a misstatement by the Executive Board and Supervisory Board in their declaration of compliance (see report by the Supervisory Board on page 48 et seq.). We have detailed the fees charged to Lufthansa during the 2005 financial year by its auditors, Pricewaterhouse-Coopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, in the Notes (page 126).

# "more profit" – profitable growth

Lufthansa has attuned to the changing markets with a clear strategy. The focus is on core competences and profitable growth. We have further improved efficiency and increased competitiveness. In the current year we have taken further steps to occupy a good position compared with international competition – as the most attractive and profitable European network carrier with a global offer.

### 1. Growth industry aviation

The aviation market is a growth industry par excellence: it is growing twice as fast as the gross national product. Globalisation, which would not be conceivable without transport services for people and goods, is one of the most significant driving forces. For an airline, especially, it is essential to have a tight network.

Our flight network – the densest in Europe – represents an excellent base from which we can develop continued profitable growth. Together with our partners in Star Alliance we also offer the largest global network.

Opportunity to participate in the forecast increase in air traffic and to grow with it is certainly available: economic relations between countries are becoming even closer. Asia, notably China, and India are opening up to world trade more and more. The growth rates in air traffic in the Far East are correspondingly high: Eight to ten per cent for China and India, around three per cent forecast for Japan, while an increase of five to six per cent is expected worldwide.

### 2. Good basis for growth

**Profitability** Lufthansa is a successful aviation group. In recent years we have made major efforts to improve our international competitiveness. This included a series of sustained cost reduction and restructuring measures and a focus on the core business of passenger airlines.

The result of this economic reorganisation is apparent: the Group now has more efficient processes and leaner structures in all business segments. Compared with the competition, Lufthansa can demonstrate a solid balance sheet and a respectable level of profitability.

Lufthansa is currently in a position to benefit strongly from profitable growth in the future. Growth is not a value on its own, for Lufthansa growth is merely desirable if it adds value. The central focus of our growth efforts is therefore the sustained increase in company value. In order to determine and confirm the added value and financial steering of the Group, we have been using the Cash-Value-Added (CVA) concept within the Lufthansa Group since the 2000 financial year (page 51).

In view of the changing market environment, characterised by price pressure due to overcapacity and competition with no-frills carriers, the economic restructuring of Lufthansa is by no means complete. In the medium term we want to achieve operating results of €1bn. With operating results at this level, the Lufthansa Group covers its capital costs and realises a sustained positive CVA. Compared to the financial year 2004 we have improved the operating results in the financial year 2005 by €194m to €577m. This demonstrates that we are following a good path.

**Brand** One of the most important assets in the competition with other airlines is the brand. Lufthansa is a premium brand which has a high level of recognition and a first class reputation. The Lufthansa brand is strong and clear; it is the core of the Group and stands for quality, innovation, dependability, competence and safety. The management committee for corporate image is responsible for brand and marketing-related policies with the goal of strengthening the Lufthansa brand and upholding and reinforcing the values associated with it.

**Staff** The characteristics that make Lufthansa stand out, such as perceived quality and customer satisfaction, are possible thanks to the diligence of our employees and our management team. Lufthansa places high demands on its staff. The selection process for new recruits is correspondingly high at all levels of the hierarchy. Professional life at Lufthansa is characterised by constant development.

The demands of Lufthansa – delivered a thousand times a day by the employees – have many dimensions. We expect our employees to strive for perfection in everything they do. They work professionally, creatively, efficiently and with customer needs in mind. Also typical of our employees is credibility, in other words, honesty and dependability. Developing self-confidence, competence and experience leads to effective management skills. And finally we require and nurture the personal commitment of every single individual.

**Solid financial base** The general conditions for our profitable growth are created by our financial strategy. The strategy was reviewed in 2004 and now aims for a high level of financial flexibility and a solid corporate creditworthiness. Lufthansa is currently the only European airline with an "Investment Grade" ranking from the rating agencies Moody's and Standard & Poor's.

Minimum liquidity in the Group is a crucial point of our financial strategy. At all times we have available liquidity reserves of €2bn in order to secure our funds requirement against cyclical fluctuations and volatile financial markets. A mostly unencumbered fleet also secures high financial flexibility at all times.

With sustained strengthening of our capital structure, we are creating a solid basis for the long-term growth of our company. It is our medium-term aim to achieve an equity ratio of 30 per cent. Apart from appropriate profit reserves, the outsourcing of pension liabilities started in 2004, in particular, contributed to this. The Lufthansa Group will thus be in a position to maintain its course in a difficult environment and will be able to react appropriately to any change.

## 3. Goals

The Lufthansa Group aims to become the most attractive and most profitable European network carrier with a global offer. The company also wishes to remain a trusted airline. Our most important commercial motto is "more profit". By this we mean sustained profitable growth that creates value.

**Focus** Over the past decade, Lufthansa has developed from a functionally divided monolithic corporation into an aviation group with several business segments. Passenger Transportation is the central business segment of the Group in terms of size and core competencies. The importance of the other business segments depends on the potential in the market, and especially on what role they, as service providers for essential production factors and infrastructure, play in strengthening the further developability of Passenger Airlines.

Within the individual business segments, we focus on their core competencies and competitiveness. The following relates to the overall group strategy and the Passenger Transportation business segment. The strategies of the other business segments are explained in their respective sections.

Following this strategy, in the past few years Lufthansa has sold off its stakes in Amadeus Global Travel Distribution S.A., Lufthansa Gebäudemanagement, Chef Solutions, Loyalty Partner GmbH and its stake in Autobahn Tank & Rast Holding. These sales also strengthened our capital structure.

**Expanded market access** In order to achieve our goals we are primarily expanding in markets which have the highest potential. For intercontinental traffic this means, for example, that we want to extent and build up our business in China and India, the most important Asian growth markets.

Europe is growing in the metropolis and locally. A significant component of our strategy in continental travel is therefore to be present, ourselves or with strong partnerships, wherever Europe is growing, such as Eastern Europe.

We gain a wider access to markets and exploit expansion possibilities for example by being part of the Star Alliance. This applies in particular to Asia and Eastern Europe, but also in the Americas. Our cooperation with Air China is an important milestone in opening up the Asian market. To this extent it is an important task of Lufthansa to expand airline partnerships in Germany, Europe and worldwide.

Our customers benefit from Star Alliance through the global network and high frequency of flights. Together we are striving to enlarge the group of airlines. Since 1997, the number of partners has increased from five to 16 members. They also want to intensify their cooperation. This includes, for example, creating a common IT platform.

Apart from Star Alliance, Lufthansa Regional is an important part of the partnership concept. Our passengers benefit from a comprehensive and high quality range of direct flights and transfer possibilities in the regional segment.

Bilateral cooperations also add to the routes on offer from Lufthansa. The number of bilateral partners has increased from six to 15 airlines. The cooperation involves, among other things, code sharing and mutual recognition of frequent flyer programmes. Our partner airlines in this segment include Air China, Shanghai Airlines and Air India.

Lufthansa and its partners offer direct flights between cities in Germany and Europe as well as via the hubs connecting flights to around 800 destinations in 140 countries.

Our "multi hubbing" concept serves to expand our market access as well as improving the connection quality for our customers. With SWISS, the previous hubs in Frankfurt and Munich are augmented by the addition of Zurich, where SWISS already has a strong direct offer to Africa.

**Mobility a la carte** In the passenger business, Lufthansa offers its customers the entire range: the products on offer stretch from "Budget to First Class". As part of our individual offers and individual service, perfect for every occasion, we offer quality products in all segments – "bargains" included. For example, in October we launched the €99 fare for round trip flights from Hamburg to 23 selected European destinations.

**Quality and innovation** In the last two years we have developed a range of innovations which clearly underline our positioning as a quality brand. These include sleeper seats in business class on long-haul flights, a free middle-seat and more storage room in business class on continental flights, the first broadband Internet access on board, WLAN hotspots in the lounges, a special terminal and exclusive lounges for first class customers and HON Circle members, as well as the Private Jet offer. The enthusiasm regarding our First Class Terminal in Frankfurt is unceasing; since July 2005 there has also been First Class Service at our second hub in Munich.

The quality of our offer is also characterised by short turnaround times, fast transfers and punctuality whenever our customers fly via one of the hubs. The work processes and structures of our hubs create the conditions for this. The success backs us up: our hubs in Frankfurt, Munich and Zurich were judged the most punctual in Europe in an assessment by the Association of European Airlines (AEA) in the third quarter of 2005.

We are very proud of the fact that customer satisfaction at Lufthansa reached record levels in 2005. This drives us to improve our products and services even more. Especially in competition with the increasing number of no-frills carriers, the quality of our offer in conjunction with current innovations is most important for Lufthansa.

**System partnerships** A high-performance and cost-efficient infrastructure is one of the factors for success in the Passenger business. In addition, the organisation as an integrated system between the airline(s), airport and air traffic control partners is becoming more important in international competition. Lufthansa is therefore pursuing a strategy of vertical partnership within systems in order to orientate customer-supplier cooperation towards location safety, increased efficiency and product differentiation.

A strong domestic market is essential for our growth. In summer 2003, we launched the "Air Traffic for Germany" initiative together with other important partners. The objective of the project is to secure and develop Germany as a cost-efficient location for the aviation industry in European and international competition.

Together with our partners we want to improve the processes in the air traffic system. In addition to the existing close cooperation, we purchased a stake in Fraport in October 2005. As a co-owner we want to increase the influence on cost developments, quality and efficiency.

Lufthansa is currently examining a participation in German Air Traffic Control as another step towards expanding the system partnership. The privatisation expected for the middle of this year, is of considerable importance for the further development of the air traffic location. Lufthansa has indicated its interest in participating in the bidding process together with other representatives of German aviation industry.

## 4. Cost management

One of the main requirements for profitable growth is permanent cost management. Despite the good progress we have made over the last few years we still have a great deal to achieve.

In our 2004 annual report we introduced the current "action plan" regarding cost management. For the years from 2004 to 2006 it foresees cost savings and increases in productivity as well as additional income through the optimisation of production processes. By the end of 2006 we want to reduce costs by a total of €1.2bn. With savings of €788m we have already made great progress:

**External providers** In this area we have been able to exceed our plans. Of the planned €205m, savings of €319m had been achieved by the end of 2005. The net price model launched by our German sales as at 01 September 2004 had a crucial proportion of this. We were also able to achieve this good result because of commission savings in Europe. The renegotiation of contracts, such as for computer reservation systems, also resulted in considerable savings.

**Internal providers** The internal providers, with €222m, almost achieved the target of €230m. New internal agreements, while maintaining the high product quality, contributed to this.

**Staff and processes** The collective pay settlements for Lufthansa cockpit crew and ground staff concluded in December 2004 and for cabin crew signed in May 2005 as well as more efficient processes on the ground significantly eased economic pressure in 2005. A further step taken was the agreement between Lufthansa and ver.di regarding new remuneration structures for LSG Deutschland, valid from 1 October 2005, and ground staff, valid from 1 December 2005. With savings of €132m the staff and processes department is below the target figure of €175m, as the full effect of the partly multi-years agreements, will only be visible in the next few years.

**Production framework and processes** In this area we planned cost savings of €170m. €115m had been realised by the end of 2005. Lufthansa's regional production system, its point-to-point connections and the synchronisation of arrival and departure times also contributed to the sustained cost savings.

## 5. Next steps

For the current financial year 2006 we have undertaken important steps: we are further concentrating on improving the profitability of the passenger business. This includes increasing the revenues of the hubs in Frankfurt and Munich and of the direct flights. We are developing a modernisation programme for our fleet and to strengthen our market positions in China and India.

We will continue to focus on realising synergy goals in conjunction with the integration of SWISS. There is also an important goal for 2006 in the realisation of the cost savings programme "action plan". All this will bring us closer to our goal: more profit – profitable growth.

**Action Plan**

Cost reductions of €780m planned for 2004/2005, thereof €788m implemented until 31 December 2005


€319m
156%
External providers
€205m
Production framework/ processes
€170m
€222m
97%
Internal providers
€230m
Staff
€175m
€132m
75%
€115m
68%
2004/2005:
€788m
2006:
€412m
€1.2bn sustainable cost reductions

# Integration brings advantages

With the integration of SWISS, Lufthansa is strengthening its position as one of the leading network carriers in Europe. The focus here is to generate added value for the customers, to exploit market opportunities and thus to contribute to the profitable growth of the Group. The integration is proceeding successfully: further steps will follow successively until the end of the year. SWISS's restructuring programmes are also starting to take effect and are proving successful.

Within the framework of our group strategy and thus of the associated aim of "more profit" – profitable growth – the takeover and integration of Swiss International Air Lines AG also plays an important role. SWISS – just like Lufthansa – has a pronounced understanding of quality and service. The focus of the integration is on generating added value for the customers of both airlines and thereby contributing to the profitable growth of the Group.

With its takeover of SWISS, Lufthansa is expanding its position as the leading European network carrier. Through SWISS, it gains access to the attractive Swiss market and also strengthens its position in southern Europe and in the Alpine region. Access to new markets, such as in Africa, is also facilitated by the takeover. SWISS, on the other hand, obtains a strong partner in Lufthansa which is both well-positioned in international airline markets and can also offer the necessary financial strength for further growth. The same service philosophy and a historically grown affinity between the airlines favoured the integration of SWISS into the Lufthansa Group.

The negotiations about a merger of the two companies in 2003 did not lead to a successful conclusion at first. 2005 was different: on 22 March 2005 the integration of SWISS into the Lufthansa Group with the aim of a complete takeover by Lufthansa was contractually fixed. Because of its extensive restructuring, SWISS was in a much better condition structurally than in 2003. A merger with Lufthansa offered SWISS considerably better future prospects than its continued independent path while the risks of a takeover for Lufthansa were considerably less.

## Business model

The business model prepared together with the SWISS management foresees SWISS remaining a mostly independent airline with management and domicile in Switzerland, with its own fleet and crews. SWISS will retain its individual brand, develop its strengths further and expand its location advantage in the Swiss market. This includes an international route network appropriate to the demand and an intercontinental hub at Zurich developed in accordance with strict economical requirements in order to secure future profitability.

## Synergies

The benefits of the merger for Lufthansa can be summarised in five main core statements:

**1.** We are expanding and strengthening our home market Europe - with a first class market Switzerland. The customer basis, notably the business customer segment, is expanded considerably.

**2.** We are adding to our multi-hub strategy with a high-performance hub Zurich. For our customers this means: more direct flights, more transfer connections and new destinations. Moreover, we are opening up new markets – SWISS, for example, already has an extensive direct offer to Africa. The timetables are optimised and the offer in the organisation expanded.

**3.** The integration of the Swiss TravelClub into Miles & More gives customers of both partners more opportunities to collect and redeem miles. The two airlines also benefit from reduced costs.

**4.** We are strengthening our business with a modern fleet which excellently supplements the Lufthansa fleet.

**5.** We are reducing costs through intensive cooperation in sales, by merging check-in and departure at many airports, through the merger of the frequent flyer programmes, the use of synergies in procurement and when financing investments.

The synergy potential is gradually being built up and exploited. We expect synergies on the income and costs side of up to around €174m until the end of 2007. The one-off integration costs, by contrast, total around €45m only.

## Transaction

The first step was the founding of the Swiss company AirTrust AG. In May 2005 Lufthansa initially purchased eleven per cent of the shares in AirTrust. At this time, AirTrust had contractual commitments for 84.6 per cent of the major SWISS shareholders. A further 14.1 per cent of the SWISS shares had been offered to AirTrust through public shareholders. After expiration of the deadline for accepting the takeover offer of May 2005, AirTrust had in June over 98.7 per cent of the SWISS share capital. However, the transaction was still awaiting approval from competition authorities. The requirement for launching a cash settlement squeeze-out of the remaining minority shareholders nevertheless existed. The process is now complete and the entire SWISS share capital is held by AirTrust. On 27 January 2006, trading in SWISS shares was suspended on the Zurich stock exchange SWX.

After consent for the integration from the European Commission and the American Antitrust Authority, Lufthansa increased its stake in AirTrust to 49 per cent in July. The remaining shares in AirTrust are held by the Swiss Almea Stiftung, which was founded solely for this purpose. The takeover will be complete when the negotiations for securing the important air traffic rights are complete and corresponding agreements are in place.

The negotiations of the Swiss Office for Civil Aviation, the body responsible for this, are progressing well. Agreements have already been reached with a number of governments. We expect that all the relevant agreements will be concluded earliest at the end of 2006. Maintaining the rights is very important for Lufthansa and SWISS, so that Switzerland's air links can be secured. However, they are also a significant precondition for the acquisition of the remaining 51 per cent of the SWISS shares by Lufthansa.

On 22 September 2005 the SWISS Board of Directors was re-elected and reduced from eight to five members. Chairman Wolfgang Mayrhuber and Dr. Klaus G. Schlede, chairman of the Lufthansa Supervisory Board's audit committee, were newly elected to this committee as Lufthansa's representatives.

### Purchase price

The purchase price which we are paying for SWISS is divided into two different tranches. Public shareholders received CHF8.96 per tendered SWISS share. The remaining minority shareholders have also been paid CHF8.96 within the legal framework of a squeeze-out process. This totals a payment of around €47m.

For the exchange and transfer of their shares in AirTrust major SWISS shareholders received a debtor warrant (outperformance option) issued by Lufthansa. The requirement for payment is, inter alia, that the Lufthansa share price outperforms the share prices of a defined number of competitors in the period from 21 March 2005 to 20 March 2008. Depending on the development of this debtor warrant, the purchase price for the complete acquisition of the SWISS shares is between €47m and around €300m.

### Integration going to plan

SWISS's integration is going to plan. So far all our expectations have been met all along the line.

We have been able to achieve important integration progress above all in the core business Passenger Transportation. Since July 2005, the Swiss TravelClub and Lufthansa Miles & More frequent flyer programmes have been working together. This means: collecting miles and booking premium flights is possible for SWISS customers at Lufthansa and vice versa. Status customers also enjoy other privileges such as lounge access, waiting list priority, increased luggage allowances and preferential check-in.

SWISS is also a partner in the Lufthansa company bonus programme PartnerPlusBenefit. Since January 2006, both airlines have been offering their large-scale customers mutual company contracts and with this increased their attraction. Meanwhile, what is known as interlining has been realised, along with mutual recognition of electronic tickets and the exchange of booking and traffic data.

Flights between Germany and Switzerland have been operated since 30 October 2005 as codeshare flights and a harmonised flight programme has been offered at the Frankfurt, Munich and Zurich hubs. The optimisation of the neighbourhood traffic between Germany and Switzerland has already allowed previously tied aircraft capacity to be released.

In the freight sector, Lufthansa Cargo and Swiss WorldCargo are currently developing a mutual offer of products and services. The first result of this is the joint use of freight capacities at the partner's aircrafts since December 2005. There are also commonalities in cargo sales: as at 01 January 2006, for example, both companies have merged their activities in Quebec and Ontario.

There have also been integration successes in other areas: in future SWISS will maintain the engines of Lufthansa CityLine's regional aircraft in Basle. Furthermore, SWISS has also successfully been incorporated into the aviation insurance policies of the Lufthansa Group. This also benefits both airlines.

Other steps towards integration will follow. For example, on 1 April 2006 Swiss TravelClub will transfer to Miles & More, Europe's largest frequent flyer programme. SWISS will look after the SWISS participants and partners independently.

**Integration affords even more benefits during 2006**

| 20 July 2005 | 30 October 2005 | 1 January 2006 | 1 April 2006 | YE [illegible] |
|---|---|---|---|---|
| • Reciprocal accrual & redemption of miles<br>• Lounge access & tier benefits for First Class, top status costumers<br>• Combinability of fares<br>• Reciprocal booking on each other's website | • Optimization of neighbourhood traffic & implementation of codesharing<br>• Move under one roof in home markets<br>• Status benefits also for Silver & Business Class costumers<br>• Introduction of full Interline E-ticketing functionality | • Joint corporate & agency contracts<br>• Data exchange on sales and traffic | • SWISS' Star Alliance membership<br>• Aiming for Antitrust Immunity with United Airlines/AirCanada *<br>• Introduction of SWISS Miles & More – full integration<br>• Move under one roof in strategic markets | • Further integration in Sales & Network |

* Final clearance expected latest summer 2006.

At the same time SWISS is becoming a member of Star Alliance. The course was set for this important milestone in June 2005 through the consent of the Star Alliance members.

We will also coordinate our flight schedules more intensely for the summer timetable and further optimise both airlines' networks, especially the long-haul flights. Our customers will profit from this and we will realise further synergies.

The coordination of check-in procedures at jointly served airports in strategic markets will also be driven forwards. Through joint check-in procedures and by concentrating on individual system partners, quality can be increased and costs saved.

Both partners want to have concluded the integration of their sales activities and the adjustment of their networks as much as possible by the end of 2006. An important cornerstone of this is the guarantee of antitrust immunity with United Airlines and Air Canada. Possibilities for cooperation will also be developed, for example, in information technology, the financial area, in call centres, aircraft maintenance or - not least - procurement.

### SWISS restructuring programme takes effect and proves successful

In the year under review, SWISS was able to report considerable success with the airline's restructuring. The aim of the programme is to make the airline profitable by creating competitive costs structures, enhanced efficiency and high quality in order to gain room for investments and future value-adding growth. The restructuring programme should be completed in 2006.

In the first half of 2005, SWISS has already examined and renegotiated selected contracts. By the end of July, for example, it had been successful in renegotiating the cooperation with SR Technics Switzerland. The agreement led to significant cost savings for the maintenance of the Airbus fleet. New employment contracts were concluded with the ground staff and cabin crew unions. They take into account the current restructuring concept and the intensified competitive situation. At the same time, they offer the employees security for maintaining socially responsible working conditions. On 10 March 2006, Swiss European Air Lines and the Swiss Pilots Association also agreed the contents of a new overall employment contract. Subject to the assent of the pilots of Swiss European, the new overall employment contract will enter into force on 1 April 2006. The negotiations with the pilot representatives are continuing. SWISS is striving to find sustainable and forward-looking solutions with all social partners which will contribute to securing jobs over the long-term.

A significant milestone was the transfer of the European regional traffic to an independent company within the SWISS group. "Swiss European Air Lines" started operations on 1 November 2005. As a wholly owned subsidiary, it operates for and under the SWISS brand within Europe in what is called a wet lease. With efficient structures and cost transparency, the competitiveness of SWISS is enhanced and the foundations are laid for future growth, also in the regional segment.

During the year, SWISS reduced its fleet by eleven aircraft. In order to simplify the fleet structure and to focus on Avro RJ-100/RJ85 in regional traffic, the last remaining Saab 2000 was withdrawn from service at the end of the summer schedule in October 2005.

The flight programme remains attractive as a result of the gradual introduction of six additional Avro jets, the cooperation with partner airlines and, in particular, the association with Lufthansa.

SWISS is also implementing current projects to reduce unit costs further. For example, ground times between flights in European traffic have been reduced from 40 to 30 minutes by numerous individual initiatives. In combination with the optimisation of the hub structure in Zurich, SWISS is able to make ten additional flights a day in the summer schedule as a result of these measures with the same European fleet with a total flight time of 16 hours. SWISS also achieved cost reductions by using larger aircraft in Europe and through increased employee efficiency. In 2005, productivity per full-time equivalence increased from 4.40 to 4.71 million seat kilometres offered.

In periods of high fuel prices, special attention is also given to reducing kerosene consumption. This includes changing flight paths as well as landing and departure procedures und weight reduction through optimised weight and balance plans and inflight service logistics. In early 2005, the A320 fleet was fitted with new, lighter seats which reduced the empty weight per aircraft by around one tonne and correspondingly cutted down fuel consumption.

The costs saving programme was accompanied by a comprehensive quality offensive. This includes the introduction of an exclusive Business Class Flight from Zurich to New York, the relaunch of free onboard meals and beverages, even in Economy Class on European flights, a new time and distance saving user concept at Zurich airport and the expanded use of automatic check-in equipment. In order to increase direct sales, the website swiss.com has been redesigned and the call centres reorganised.

**SWISS: The integration is proceeding faster and with higher synergies than planned**
in €m


15
15
(62)
30
32
14
18
(17)
2005
32
40
(39)
72
150
73
77
(28)
2006
86
70
156
174
80
94
2007
Revenue synergies*
Revenue synergies**
Cost synergies*
Cost synergies**
Integration costs*
Integration costs**

* Forecast from March 2005.
** Adjusted forecast from March 2006.

# 2005 – a dynamic year

Lufthansa Passenger Airlines have further developed the quality and attractiveness of their products and with PrivateJet have rounded off the range of services in the premium segment. We have gained a great deal of recognition for the innovations. In the reporting year we were able to improve the load factor in almost all traffic regions. Thanks to the positive development of the average yields, we achieved a considerable increase in the traffic revenue. However, the results are affected by fuel costs which have increased by €756m.

## Business segment Passenger Transportation

Passenger Transportation business is the core business of the Lufthansa Group. It is summarised in the business segment Passenger Transportation and in the reporting year it realised 63.9 per cent of the Group's total revenue. It is operated directly by Deutsche Lufthansa AG, the Group's parent company. Lufthansa, Air Dolomiti, Lufthansa CityLine and, since 31 December 2005, the Eurowings group belong to this business segment. Lufthansa is one of the leading airlines worldwide. Quality, innovation, security and reliability characterise the product and image of the airline. It offers its customers a comprehensive, dense network with its own flight connections to 185 cities in 97 countries. Together with partner airlines, 409 destinations are served. Lufthansa is one of the founding members of the world's leading airline alliances – the Star Alliance – and maintains partnerships with other airlines. At 31 December 2005 the business segment's fleet includes 413 aircrafts.

**Passenger Transportation**

| | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **12 047** | 11 207 | 7.5 |
| of which with companies of the Lufthansa Group | €m | 505 | 473 | 6.8 |
| **Profit from operating activities** | €m | **239** | 366 | –34.7 |
| **Segment result** | €m | **500** | 382 | 30.9 |
| **Operating result*** | €m | **135** | 265 | –49.1 |
| **EBITDA**** | €m | **1 381** | 939 | 47.1 |
| **Segment capital expenditure** | €m | **936** | 1 265 | –26.0 |
| **Employees** as of 31 December | number | **37 042** | 34 700 | 6.7 |
| **Passengers** | thousands | **51 255** | 50 901 | 0.7 |
| **Available seat-kilometres** | millions | **144 182** | 140 648 | 2.5 |
| **Revenue passenger-kilometres** | millions | **108 185** | 104 064 | 4.0 |
| **Passenger load factor** | % | **75.0** | 74.0 | 1.0 P. |

* For derivation see the Operating Result table on page 57.
** Before profit transfer from other business segments.

## Changes in the business

In the year under review, Lufthansa and SWISS developed a joint business model for integrating SWISS into the Lufthansa Group and an integration agreement was signed on 22 March 2005. The takeover will be completed when the traffic rights have been secured – at the earliest at year-end 2006. At present Lufthansa has a stake of 49 per cent in AirTrust AG, which purchased shares in SWISS and since the end of January has held 100 per cent. Through AirTrust AG, Swiss International Air Lines Ltd. is included at equity in the segment results of Passenger Transportation. Further details can be found in the section "Integration SWISS" on page 14 et seqq.

On 22 December, Lufthansa received the anti-trust approval by the European Commission to take over the majority of voting rights in Eurowings. Nothing changed in respect of the owner structure. Eurowings was included in the consolidated group of the business segment as at the end of the year. However, this did not affect the 2005 segment results.

## Strategy

Our aim is to develop Lufthansa into the most attractive and most profitable network airline in Europe with an international product range. Long-term value creation will be used to measure this. The emphasis lies on a market driven expansion and the efficient management of route networks, also together with partners. The focus is on growth markets such as China, India and Eastern Europe. In China, India, Poland and Russia, Lufthansa is already the leading foreign airline.

Lufthansa Passenger Airlines offer customers a broad spectrum of services – from single transport at a favourable price to a high quality offer with flexible booking options and additional service components. Lufthansa claims to satisfy all customer requests, from Executive Service to Budget. Thus we want to strengthen customer commitment and generate additional growth. We secure competitiveness and profitability through strict capacity and cost management. This also includes the intelligent, constantly refined supervision of distribution. With Miles & More, Lufthansa furthermore operates Europe's leading frequent flyer programme. (See the section Strategy "more profit" – profitable growth, page 10 et seqq.)

### Market, branch and business development 2005

The positive development of the world economy caused an increase in demand for aviation services. The high oil price, which exceeded the record mark of USD70 in August/September, however, dampened the industry's economic development. The Association of International Aviation, IATA, expects a worldwide loss in the branch for 2005 of around USD 6bn.

### Results

In the financial year 2005, the business segment Passenger Transportation realised a segment result of €500m, thereby exceeding the previous year's results by €118m. It includes results of €298m from the equity valuation (2004: –€1m). €291m thereof was due to one-off effects from the first-time inclusion of SWISS/AirTrust.

The operating result comes to €135m. This is €130m less than in the previous year. Critical/Reason for the deterioration were the high fuel prices, provisions for anticipated losses (€45m) and €65m higher MRO expenses than in 2004. They grew above average as the number of initiated overhaul and maintenance events which were started in 2004 but came into account in the year under report increased to an extreme level.

### Course of business

**Traffic data** In 2005, Lufthansa Passenger Airlines were again able to exceed the figure of 50 million with 51.2 million passengers (+0.7 per cent). In the reporting year, Lufthansa increased capacity by 2.5 per cent and managed an upswing in sales by 4.0 per cent so that the passenger load factor improved by 1.0 percentage points to 75.0 per cent. Lufthansa recorded the strongest growth in flights from and to Asia, Middle East and Africa. The passenger load factor climbed in almost all traffic areas.

**Europe** In the Europe traffic region Lufthansa transported 39.5 million passengers in the year under review (+0.1 per cent). Sales rose by 2.5 per cent. As capacity was only increased by 1.6 per cent, the Passenger Airlines recorded a 0.6 percentage point better passenger load factor of 64.5 per cent. In 2004, Lufthansa specifically expanded its services to Eastern Europe and started flying to Tbilisi (Georgia), Yerevan (Armenia) and Timisoara (Romania) as well as Dnipropetrovs'k and Donets'k in the Ukraine. The biggest changes occurred in Hamburg. With the start of the Hamburg Programme, the number of direct flights were boosted by six to 23 non-stop flights. The number of available seats thereby climbed by 40 per cent – the largest capacity increase in a German regional market in the past 40 years. In the Europe traffic region, Lufthansa Passenger Airlines realised a traffic revenue of €5.6bn, which was 3.8 per cent higher than in the previous year.

**North America** After the strong growth of the previous year, in 2005 Lufthansa consolidated and optimised the route programme: capacity was held on last year's level. As sales increased by 2.0 per cent, Lufthansa achieved utilisation of 80.8 per cent (+1.5 percentage points). The number of travellers grew marginally by 0.3 per cent to 6 million. Since May Lufthansa has operated daily flights from Munich to Washington. Traffic revenue soared by 13.0 per cent to €2.4 bn.

**South America** In the South America traffic region, Lufthansa was not able to fully bring the capacity increase of 3.3 per cent to the market. As sales went up only by 0.6 per cent, the passenger load factor of 77.1 per cent fell 2.0 percentage points below the previous year's. 0.6 million passengers (+2,8 per cent) chose to fly with Lufthansa from/to South America. Lufthansa has restructured its South America programme and now operates flights to Buenos Aires and Santiago de Chile via Sao Paolo. Traffic revenue increased by 8.8 per cent to €345m.

**Middle East** The number of passengers in the Middle East traffic region remained 0.5 per cent below the previous year's level at 0.9 million. However, Lufthansa generated a traffic revenue of €291m (+8.6 per cent). In 2005, we reduced the Middle East programme by 3.1 per cent: sales declined only slightly by 0.5 per cent. The passenger load factor thus improved by 1.9 per cent to 71.4 per cent. Doha, the capital of Qatar, was newly included in the programme, and can be reached three times a week from Frankfurt via Kuwait.

**Productivity increased**
Available seat-kilometres in thousands per full-time equivalence


4 264
4 170
4 219
4 825
4 935
2001
2002
2003
2004
2005

**Capacity, sales and passenger load factor Lufthansa Passenger Airlines**
in billions of passenger-kilometres


126.4
90.4
119.9
88.6
124.0
90.7
140.6
104.0
144.2
108.2
2001
2002
2003
2004
2005
Available seat-kilometres
Revenue passenger-kilometres

**Passenger load factor** in %

| 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|
| 71.5 | 73.9 | 73.1 | 74.0 | 75.0 |

**Africa** In the year under review, a strong expansion in capacities (+11.2 per cent) and sales (+11.8 per cent) characterised the development of the Africa traffic region. The passenger load factor improved by 0.4 percentage points to 73.7 per cent. The number of passengers climbed by 8.9 per cent to 1.1 million. In 2005 we included Algier and Port Harcourt in the Nigerian oil region into our network and increased flight frequencies to Accra and Addis Ababa. Traffic revenue grew by 16.3 per cent to €407m.

**Asia/Pacific** In the Asia/Pacific traffic region Lufthansa counted 5.8 per cent more passengers than one year ago. In 2005 capacity was increased by 6.5 per cent and sales prospered by 7.4 per cent. The passenger load factor of 79.5 per cent (+0.8 percentage points) remained just below the 80 per cent level. Lufthansa has specifically expanded its China programme and increased frequencies to Beijing, Shanghai and Hong Kong in order to meet the growing demand. Thus the total number of weekly flights to China rose to 35. The India programme was expanded by the increase of Munich-Delhi flights. From summer 2006 Hyderabad will be served daily. Traffic revenue also developed positively. It grew by 10.0 per cent to €2.3bn.

**Revenue** Revenue increased by 7.5 per cent to €12.0bn. This includes traffic revenues of €11.8bn, which exceeded last year's figure by 7.6 per cent. As the average yields lifted by 3.5 per cent traffic revenue grew more strongly than sales (+4.0 per cent). Other segment income rose by 16.9 per cent to €1.2bn due to the at-equity inclusion of SWISS. In 2005 business year the segment Passenger Transportation generated total segment income of €13.2bn. This was 8.3 per cent higher than in the previous year.

**Expenditure** Segment expenditure grew – mainly caused by high fuel prices – by 7.5 per cent to €12.7bn. Thereof €7.0bn were attributable to the cost of materials which was 10.9 per cent above the previous year. The fuel costs included in this item boosted by €756m or 51.0 per cent to €2.2bn. The cost increases caused by the record oil price and the higher volume only partly were compensated by price hedging, the strong Euro and the fuelsurcharge.

The expenditure on fees and charges fell by 0.2 per cent to €2.2bn. The air traffic control fees decreased by 7.9 per cent to €600m and the security fees by 6.6 per cent to €116m. The costs for other purchased services declined by 1.4 per cent to €4.7bn. Depreciation grew considerably by 17.3 per cent to €774m, mainly due to the new aircraft which entered service in 2004 and 2005. The other operating expenses of €2.6bn are almost at the previous year's level (+0.6 per cent). The sales commission included here was kept 20.0 per cent below the last year's level as a result of the net price model introduced into the German market in September 2004.

**Trend in average yields**
per revenue passenger-kilometre
in % (Index 2000 = 100)


100.5
101.1
97.0
93.1
96.3
2001
2002
2003
2004
2005

**Trends in traffic regions**
Lufthansa Passenger Airlines

| | Net traffic revenue in €m External revenue | | Number of passengers in thousands | | Revenue passenger-kilometres in millions | | Available seat-kilometres in millions | | Passenger load factor in % | | Number of destinations in the Lufthansa network* | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| Europe | 5 554 | 5 353 | 39 493 | 39 457 | 27 361.6 | 26 691.0 | 42 418.6 | 41 756.7 | 64.5 | 63.9 | 156 | 151 |
| North America | 2 416 | 2 138 | 5 365 | 5 363 | 37 261.5 | 36 449.1 | 45 755.6 | 45 976.5 | 81.4 | 79.3 | 120 | 110 |
| South America | 345 | 317 | 643 | 625 | 5 724.5 | 5 689.3 | 7 425.1 | 7 189.7 | 77.1 | 79.1 | 12 | 12 |
| Middle East | 291 | 268 | 858 | 862 | 3 134.1 | 3 149.5 | 4 388.9 | 4 531.5 | 71.4 | 69.5 | 13 | 12 |
| Africa | 407 | 350 | 1 055 | 969 | 5 107.4 | 4 567.5 | 6 930.4 | 6 232.5 | 73.7 | 73.3 | 20 | 19 |
| Asia/Pacific | 2 296 | 2 087 | 3 813 | 3 603 | 29 539.9 | 27 492.6 | 37 177.7 | 34 921.6 | 79.5 | 78.7 | 50 | 43 |
| **Total scheduled services** | **11 309** | **10 513** | **51 226** | **50 880** | **108 129.0** | **104 038.9** | **144 096.3** | **140 608.4** | **75.0** | **74.0** | **373** | **347** |
| Charter | 4 | 5 | 29 | 22 | 55.6 | 24.8 | 85.6 | 39.3 | 64.9 | 63.2 | – | – |
| **Total** | **11 313** | **10 518** | **51 255** | **50 901** | **108 184.5** | **104 063.7** | **144 181.9** | **140 647.7** | **75.0** | **74.0** | **–** | **–** |

* Incl. code-share services, without ground transportation (bus/train services).

**Staff costs** Staff costs increased by 3.3 per cent to €2.3bn. Costs for wages and salaries grew by 4.6 per cent to €1.8bn. This was mainly due to higher provisions for the 2005 profit-sharing – proof of the variability of costs. In addition, provisions for early retirement part-time contracts increased considerably as part of the restructuring measures. Allocations to the pension provisions fell by 13.2 per cent. The previous year's figures had a once only effect from a change in the corporate pension scheme for cockpit crews. On 31 December 2005, the segment Passenger Transportation had 37,042 employees, which, due the inclusion of the Eurowings group, was 6.7 per cent more than one year ago.

**Capital expenditure** Segment investments in the financial year 2005 of €936m were 26.0 per cent below the previous year's level. Of this, €711bn (previous year: €1.1bn) accounted for aircraft and advance payments for aircraft. In 2005 Lufthansa put four A330-300s into service. In the previous year, 16 new aircraft were delivered.

### 50 years of Lufthansa

In April 2005 we celebrated the company's 50th anniversary. In these 50 years, Lufthansa has developed into a premium brand which stands for values such as high innovation capability, quality, and safety and internationally acknowledged technical competence. Lufthansa celebrated the occasion with many events: on 1 April, the anniversary of the company's start, an Airbus A321 with historic painting flew the route taken by the first Lufthansa aircraft 50 years ago. The cabin crew also wore the uniform of the time. The official welcome took place at the airport gates in Hamburg, Dusseldorf, Frankfurt and Munich. At our homepage we offered tickets at an anniversary price and invited our customers to recount their personal experiences with Lufthansa on the Internet. Deutsche Post dedicated a special stamp to the anniversary.

### Products and services

In the anniversary year we developed and launched a series of innovations for our customers: at the end of 2004 we had already introduced our new premium product. For our first class passengers and HONCircle Members in Frankfurt we put the First Class Terminal into operation, where our guests can spent their time until departure in a luxurious setting and where all pre-takeoff formalities are settled by Personal Assistants. A limousine service takes the passengers directly to the aircraft. Exclusive Lounges for departing or transfer passengers completed the offer. In the meantime we have also established a First Class Area and Limousine service in Munich. A new feature is moreover a Ramp Direct Service that picks up guests with very short connecting times from the apron position to take them on the shortest way to their connecting flight. The First Class ground service has developed into a great success. With this, Lufthansa is convincing the most discerning customer group with a distinctive and enhanced product mix.

Another exclusive service for the premium segment is the "Lufthansa Private Jet" launched in March 2005. We offer our customers private jets to fly to more than 1000 European airports or fly from there via our hubs to airports all over the world. The offer also includes the possibility of direct connections within Europe. We are cooperating with NetJets – the worldwide market leader in private commercial aviation.

We have also developed new products for our business class guests: the two-metre sleeper on long-haul flights, the free middle seat and more storage room on short-haul flights, Flynet – the first on-board broadband Internet access, WLAN hotspots in the lounges. These are only selected product innovations which we have launched on the market in the last two years.

From February 2006 we are equipping the cabins of our continental fleet with new, more comfortable seats. By October 2006, all 145 aircraft in the European fleet will be fitted with the new cabins.

In October 2005 we started the "Hamburg Programme" and expanded our offer from Hamburg by 40 per cent. For this we are using the five aircraft made available after the restructuring of our European services. With the innovative price campaign "BetterFly" we achieved high growth rates from the very start and increased ticket sales via Internet considerably.

This new model, which boosted the productivity of the aircraft by 20 per cent, has now also been applied to Dusseldorf. Here we have profited from the so-called benchmark increase at Dusseldorf airport. At the beginning of the year we stationed three additional aircraft there and elevated the flight programme by 56 weekly frequencies.

For organisation and control of short-haul traffic, which does not pass through our hubs, we have set up a separate unit analogously to the hub management organisations in Frankfurt and Munich. The development of the other eleven German airports, the control of Lufthansa Regional and the supervision of the BetterFly model belong to the tasks of the new department Non-Hub Services. The new organisational form has proven itself at the hubs: Frankfurt and Munich are today the most punctual hubs in Europe – with the shortest transfer times. Munich airport was voted best airport in Europe and in 2005 won the "World Airport Award" for its comfort, transfer quality and friendliness of staff.

For our Frankfurt hub we signed a new service agreement with Fraport AG in 2005. For Lufthansa it will not only lead to considerable cost savings in the double-digit millions, it will also further improve competitiveness and quality. The agreement includes, for example, a new form of quality assurance system and specific regulations to promote punctuality.

In view of the 2006 Football World Cup in Germany, Lufthansa has intensified its commitment to football: since May 2005 we have been the "Official Partner to the German Football Association" and are also visibly supporting the football year 2006 with the "flying football nose". We were awarded the silver "World Medal for Marketing Effectiveness" for this idea – one of the most famous marketing prizes, awarded by the "New York Festivals of Advertising". Lufthansa has been the Official Carrier of FC Bayern München since March 2004.

## Innovations in development

A series of further innovative products are in a test phase and will be implemented soon. This includes the new barcode technology which makes checking-in on one's own PC even more attractive: the printed boarding card facilitates boarding without a visit to counter or automat. This check-in and boarding technology will soon come into operation / be applied area-wide.

The newly developed widebody aircraft Airbus A380 also requires innovative solutions. Lufthansa will be the first European airline to operate the plane from the summer schedule 2008. By 2015, a total of 15 of this aircraft type with room for 555 passengers will be in service on the most frequently used routes to Asia and North America. Experts at Lufthansa are currently developing cabin designs and service concepts for this aircraft in close cooperation with our customers. At Frankfurt airport, the course has already been set for the installation of special gates to allow boarding via three passenger bridges. The gates are placed at two levels. On 29 October 2005 the new aircraft came to Frankfurt as the first commercial airport to start testing relevant apron processes such as fuelling, moving the bridges and docking the catering high loader.

In September 2005 we decided to replace our previous core IT systems for handling flight operations with a "Common IT Platform" within Star Alliance. The IT provider Amadeus, specialised in travel technology, was assigned with developing the standardised system. Lufthansa and United Airlines have assumed the pioneer role and are accompanying the process. The new platform is based on a joint technical infrastructure and software which improve the quality of the data and use of the systems. All partners access the same data for reservations, inventory management, code share management and ground procedures and check-in. Redundancies are thus avoided. The new system will improve customer service, but also lead to significant cost reductions for the airlines. The transition to the new system will take place in stages from 2007.

**Development of Internet platform** "www.lufthansa.com"

| | | **2005** | 2004 |
|---|---|---|---|
| Page views | millions | 660 | 561.1 |
| Segment bookings | millions | 2.7 | 1.8 |
| Registered costumers | millions | 4.4 | 3.6 |
| Registrations for Miles & More | number | 677 000 | 508 521 |

## Alliances and cooperations

In 2005, the importance of Star Alliance increased further. The national Portuguese airline TAP joined the alliance in March 2005, becoming the 19th member. By now 16 members and three regional members belong to the Star Alliance. In June 2005 the SWISS airline's membership was agreed. SWISS will join Star Alliance officially in April 2006 together with South African Airways.

Our American partners have since been able to leave Chapter 11 protection. US Airways managed this in the third quarter of 2005 after merging with America West Airlines. US Airways remains a member of the alliance with the new business model comprising "Full Service" and "Low Cost". United Airlines left Chapter 11 protection on 1 February 2006.

In the reporting year we achieved further progress in harmonising services: the use of bonus miles from Miles & More for upgrades on flights with alliance partners has been simplified with the "Star Mileage Upgrade Awards" project.

In addition, we have expanded travelling with etix® in Star Alliance. At present, Lufthansa offers etix® for flights with Lufthansa, Air Canada, Air New Zealand, Asiana, Austrian, bmi, LOT, Scandinavian Airlines, Singapore Airlines, Spanair, Thai Airways, United Airlines and All Nippon Airways. Others will follow in 2006.

Greek Aegean has been Lufthansa's new bilateral partner since November 2005. The airline is the market leader in Greece and plays an important role in bringing connecting passengers from southeast Europe to the Lufthansa hubs in Frankfurt and Munich. The existing partnership with Air China was expanded in November 2005 to all domestic Chinese flights. Relationships with Shanghai Airlines have also been intensified. We have been able to further expand the offer in the growth market India with the cooperation partner Air India.

## Customers and distribution

Besides the service and product initiatives of the last few years, customer satisfaction was raised by the frequent flyer programme Lufthansa Miles & More. It was able to welcome its ten millionth member in spring 2005. With an annual growth of around 20 per cent Miles & More today is one of the most successful frequent flyer programmes in the world and the largest in Europe. As at 1 April 2006, Swiss TravelClub will be transferred into the Lufthansa Miles & More programme. We have also been able to build up our partnership network outside the aviation industry. 100 non-airline partners now belong to Miles & More.

In 2005 Lufthansa expanded its selected customer approach. Apart from the "Lufthansa Magazin" and "Lufthansa Exclusive", Lufthansa has introduced "Lufthansa Woman's World", a magazine specifically for Lufthansa's female frequent flyers. It is sent to the target group every quarter.

And for our youngest passengers we started "JetFriends" in March 2005, a club for children and teenagers. The central rendezvous of the club is the website www.jetfriends.de. Miles & More already has around 90,000 members between the ages of two and 16 in Germany and more than 260,000 worldwide.

Lufthansa uses an effective and efficient distribution channel management and pursues a clear multi-channel strategy. Tickets are sold through travel agencies and agents, call centres or the Internet. After reducing sales costs by successfully introducing the net price model, we will now expand our direct sales: In the year 2005, Lufthansa's direct sales accounted for around ten per cent – with the Internet growing in importance. The growth rate of online direct sales via lufthansa.com was 42 per cent in 2005 compared with previous year. The technological improvement of our website has also contributed to this success. The new website provides the customer with more information, price transparency and simplifies online ticket booking. In order to make the Internet presence www.lufthansa.com even more customer-friendly, a redesign is planned for 2006.

# Lean and fit through Excellence + Growth

In the fiscal year 2005, Lufthansa Cargo was able to increase profitability considerably, tripling operating results. The basis of this was the Excellence + Growth programme, started in 2004, which optimised structures and processes, improved customer orientation and decreased costs. Lufthansa Cargo was also successful in implementing higher prices and so was able to increase revenue by 11 per cent.

## Business segment Logistics

The business purpose of Lufthansa Cargo AG is freight transport and the sale of transport services. The wholly-owned Lufthansa subsidiary markets cargo space in the bellies of Lufthansa Passenger Airlines alongside its own freighter services. Through its subsidiary cargo counts, it also markets the cargo space for Condor, SunExpress, Spanair, Air Asia, Thai Air Asia and Air Luxor. The logistics services provider's network extends to more than 510 destinations which are served by cargo and passenger aircraft and by commissioned truck companies. The largest proportion of freight is handled at the Lufthansa Cargo Center at Frankfurt airport; in Cologne Lufthansa Cargo has a large trans-shipment centre for its European Express services. The Logistics business segment includes Lufthansa Cargo Charter Agency GmbH, time:matters GmbH, cargo counts GmbH, Jettainer GmbH and three aircraft leasing companies in addition to Lufthansa Cargo AG.

**Logistics**

| | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **2 752** | 2 469 | 11.5 |
| of which with companies of the Lufthansa Group | €m | **13** | 14 | – 7.1 |
| **Profit from operating activities** | €m | **140** | 52 | 169.2 |
| **Segment result** | €m | **152** | 59 | 157.6 |
| **Operating result*** | €m | **108** | 34 | 217.6 |
| **EBITDA** | €m | **284** | 166 | 71.1 |
| **Capital expenditure** | €m | **40** | 154 | – 74.0 |
| **Employees** as of 31 December | number | **4 704** | 4 980 | – 5.5 |
| **Cargo and mail** | thousand tonnes | **1 736** | 1 753 | – 1.0 |
| **Available tonne-kilometres** | millions | **12 038** | 11 880 | 1.3 |
| **Revenue tonne-kilometres** | millions | **7 829** | 7 961 | – 1.7 |
| **Load factor** | % | **65.0** | 67.0 | – 2.0 P. |

* For derivation see the Operating Result table on page 57.

## Changes in the business

In March 2005, Lufthansa Cargo, together with DHL Danzas Air & Ocean, the leading air and sea freight specialists from Deutsche Post World Net, founded LifeConEx. The company, registered in Miramar (Florida) offers temperature-controlled special transport to the life-sciences industry for pharmaceuticals, biotechnology, health and medical technology. The offer includes the entire transport chain from raw material to finished product and covers IT and management services as well. The customers of the joint venture profit from shorter delivery times and reduced costs.

## Strategy

Lufthansa Cargo focuses its products and processes clearly on the needs of its customers, the shippers. To this end, the complexity of the offer is reduced and simplified: fewer products, fewer product and process options and quick and easy to use booking systems. The premium products are expanded to include the fast-growing standard segment and the share of load units pre-constructed by the shipper has been increased considerably. This allows cost reductions with sustained increases in production quality. At the same time, the logistics services provider is further implementing the concept of a service-oriented service culture in all parts of the company.

As Europe's largest cargo airport, Frankfurt is to be expanded and developed further. Lufthansa Cargo still assumes practicable night-flight regulations for Frankfurt airport.

The freight company responded to the structural changes in the airfreight industry with the "Excellence + Growth" programme, which was launched in early 2004. Extensive activities have been initiated, to create profitable growth and to increase the sustained value of the company. A significant component of the programme is the realignment of the company as a process-oriented organisation with pronounced customer orientation. Lufthansa Cargo has meanwhile developed and started a new process organisation with leaner internal structures as at 01 January 2005. It is oriented towards the customer and his needs and accelerates internal processes.

Within the framework of "Excellence + Growth", administration and management have been reduced. By the end of 2005, around 400 jobs had been cut in a socially responsible manner.

Implementation of the programme progressed well in the financial year under review. In particular, for example, costs in all areas have been reduced further. The focus for the current financial year lies on cost reductions when purchasing services and on network optimisation, sales growth, improving revenues and pay settlements.

## Course of business and results 2005

Despite the high oil prices, the world economy expanded above average in 2005. However, different regions developed differently. In the USA and Asia, strong growth was recorded while in Euroland, and in particular in Germany, the economy grew only slightly. The growth curve in airfreight traffic weakened considerably after the stormy development of the previous year. For the branch the reporting year was also characterised by record prices in the fuel market and by overcapacity as a result of strong competition and price decline.

In 2005, Lufthansa Cargo expanded capacities by 1.3 per cent. However, sales remained 1.7 per cent below the previous year. The load factor was 65.0 per cent (previous year: 67.0 per cent). The freight volume transported from January to December 2005 also decreased to 1.7 million tonnes of cargo and mail (−1.0 per cent). In the reporting year Lufthansa Cargo concentrated on the profitable routes and did not pursue a policy of growth at any price. In America and the Middle East/Africa region, growth rates were recorded but the load factor remained below the previous year's figures. In Asia/Pacific, asymmetrical traffic streams burdened the development of the business. The transport volume from Asia to Europe was considerably higher than in the opposite direction. In Europe the load factor was improved by 3.1 per cent – but with a lower transport output.

**Comments on the results** In the 2005 financial year the Logistics group succeeded in implementing higher prices and stabilising average revenues. They improved – also because of the fuel price surcharges – by 10.8 per cent. As a result, the Logistics group posted traffic revenue up by 10.2 per cent at €2.6bn. Sales increased from €2.5bn to €2.8bn (+11.5 per cent). Revenue from partial chartering to other airlines also grew to €54.6 million. Together with other segment income of €144m, total segment income reached €2.9bn.

Segment costs grew disproportionately and increased by 6.9 per cent to €2.7bn. Because of the extreme fuel price increases, material costs grew by 11.3 per cent to €1.8bn. Charter costs also rose considerably because of the additional charter requirements for the DHL joint venture, as did the fleet flexibilisation through Air Atlanta and the chartering of belly capacities by US Airways. It increased by €114m to €923m.

While staff costs decreased by 2.0 per cent as a result of the smaller number of employees to €335m, depreciations were 16 per cent above the previous year. The reason for this is the fleet rollover to MD-11 freighters.

**Capacity, sales and cargo load factor**
in billions of tonne-kilometres


11.3
7.1
10.7
7.2
10.8
7.1
11.8
8.0
12.0
7.8
2001
2002
2003
2004
2005
Available tonne-kilometres
Revenue tonne-kilometres

**Load factor** in %

| 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|
| 62.8 | 66.6 | 65.6 | 67.0 | 65.0 |

**Trend in average yields**
per revenue tonne-kilometre freight/mail
in % (Index 2000 = 100)


101.9
97.1
98.5
84.7
93.8
2001
2002
2003*
2004*
2005

* For better comparability charter revenue not included.

**Productivity increased**
Available tonne-kilometres in thousands per full-time equivalence


2 651
2 620
2 691
3 058
3 294
2001
2002
2003
2004
2005

**Considerably better operating profit achieved** In the 2005 financial year, the Logistics group posted operating results of €108m, which was €74m better than the previous year. The measures for minimising costs in the "Excellent + Growth" programme started in 2004 were critical for this success.

The segment result of €152m was also considerably better than in the previous year when €59m was achieved.

### Alliances and cooperations

Among strong competition, Lufthansa Cargo is growing through strategic partnerships and cooperations. After obtaining consent from the European Antitrust Authorities, the newly established freight association between Lufthansa Cargo and Swiss WorldCargo is already taking concrete form. The strengths and many years' experience of the two companies are being bundled.

Both Swiss WorldCargo and Lufthansa Cargo have good reputations in the international airfreight market. A strategy is being developed together which offers customers an enhanced product and service portfolio. All available synergies are being exploited – for example the joint use of capacities, mutual network access or joint procurement activities. The cooperation plan is now being rapidly implemented.

A comprehensive capacity agreement was concluded in November 2005 which allows guaranteed, defined capacities for every flight for both airlines. At the same time a joint strategy for the Canadian airfreight market was developed and implemented.

Negotiations for future fleet improvements were concluded with the Chinese freight airline Jade Cargo International, in which the company holds a 25 per cent stake. Flight operations will start in July 2006 with the first aircraft delivery of a fleet of six Boeing 747-400ER freighters. With this capacity, the young airline immediately assumes a leading position in the Chinese airfreight industry. The route network will include inner-Asian, European and American destinations. The company's domicile and the airline's main hub is Shenzhen in southern China which has the fourth largest airport in PR China.

Lufthansa Cargo and US Airways have ended their cooperation in the North Atlantic as at 31 December 2005 by mutual consent. Since September 2004, Lufthansa Cargo had been marketing US Airways' freight capacity from Europe to the United States. The reason for ending the cooperation was the new shareholder structure of US Airways. After the merger with America West, the entire airfreight business was reorganised and adjusted to the company's new network structure.

### Innovations

For customers from all sectors of the consumer and investment goods industry, Lufthansa Cargo has developed innovative transport solutions over the last few years to meet different requirements. The so-called Value Added Services provide standardised solutions for the central requirements of various branches. With the "Unicooler", a special container for the pharmaceutical industry which guarantees a constant temperature even at extreme outside temperatures, Lufthansa Cargo has placed another innovation in the airfreight market. The container is unique and a world first – for it can cool and heat. It guarantees customers from the pharmaceutical and biotechnology industry a constant temperature throughout the entire transportation of their high value goods.

Another innovation is the comprehensive offer for the so-called temperature-managed transport by the company LifeConEx. The product includes all operating processes of transportation – ground processing, air transport, delivery – and offers life-sciences customers the highest quality for the transport of sensitive goods. LifeConEx works with various airfreight providers and uses the systems and services of DHL Danzas Air & Ocean. The company will initially operate from the core markets of the USA and Europe. The aim is to become the best known brand for reliable and first class services to the life-sciences industry and the first choice for temperature-managed transportation.

### Customers

In the financial year under review, the large Japanese shipper Nippon Express Co. Ltd., one of the worldwide leading logistics groups, became a new member of the Lufthansa Cargo Global Partnership Programme. Twelve worldwide active shippers belong to this important customer loyalty programme, with which Lufthansa Cargo conducts around 45 per cent of its business. The companies include ABX, DHL Danzas Air & Ocean, EGL, Exel, Geologistics, Hellmann, Kühne+Nagel, Nippon Express, Panalpina, Schenker, UPS and UTi. The focus of the Global Partnership Programme is on growing together in the market, creating synergies in sales, reducing transaction costs and push important subjects such as automation of business processes.

In 2005, Lufthansa Cargo also operated the so-called "Southern Connex" twice a week for its global partners Kühne + Nagel and Schenker. The freight route travels from Frankfurt to New York, Atlanta and Chicago and back to Germany.

# Focus on further business expansion

The Lufthansa Technik group was able to assert itself against intensive competition and expand its business with customers outside the Lufthansa group. The advancing internationalisation of sales and production played a significant role in this. In 2005, Lufthansa Technik was able to beat the previous year's good results by €53m.

## Business segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik is a world-leading provider of MRO services for civil aircraft. The group is divided into six product divisions: Maintenance, Overhaul, Engines, Components, Landing Gear and Completion. Alongside the overhaul, development and logistics centre in Hamburg, there are two maintenance centres in Frankfurt and Munich. There are maintenance stations at all larger German airports and another 50 worldwide. 24 MRO companies around the world belong to the Technik group of consolidated companies. Lufthansa Technik currently holds stakes directly and indirectly in 42 companies.

## Changes in the business

Lufthansa Technik and Air France Industries founded the joint venture Spairliners GmbH domiciled in Hamburg in November 2005 to service components of the A380 fleet. The company not only undertakes the component servicing for the A380 fleets of both shareholders with a total of 25 ordered aircraft, it also offers this service to other A380 operators.

Lufthansa Technik and Rolls-Royce established the joint venture N3 Engine Overhaul Services GmbH & Co KG to service Rolls-Royce engines. This will start servicing the state-of-the-art Trent engines for Airbus types A330, A340-500/600 and A380 for customers from Europe, America and Africa from 2007 with 250 employees. The engine mechanics' training started in October.

In December, Lufthansa Technik increased its stake in the joint venture with Air Malta Ltd, Lufthansa Technik Malta, to 75.5 per cent. At the same time, a second production line is opening, which by the third quarter of 2006 will allow capacities to be doubled.

Lufthansa Technik established One Stop Airline MRO Support Private Ltd. (New Delhi) for customers in India.

**Maintenance, Repair and Overhaul (MRO)**

| | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **3 121** | 3 060 | 2.0 |
| of which with companies of the Lufthansa Group | €m | 1 302 | 1 360 | – 4.3 |
| **Profit from operating activities** | €m | **263** | 222 | 18.5 |
| **Segment result** | €m | **280** | 222 | 26.1 |
| **Operating result*** | €m | **258** | 205 | 25.9 |
| **EBITDA** | €m | **364** | 328 | 11.0 |
| **Segment capital expenditure** | €m | **119** | 107 | 11.2 |
| **Employees** as of *31 December* | number | **17 864** | 18 102 | – 1.3 |

* For derivation see the Operating Result table on page 57.

## Strategy

The strategy of the Lufthansa Technik group is the further expansion of the business, especially with customers outside the Lufthansa Group. The internationalisation of sales and production to open up new markets and to win new customer fleet plays a critical role.

In the 1980s, Lufthansa Technik sought for potential cooperations in order to relocate products, which can no longer be produced economically in Germany, to cheaper locations. Lufthansa Technik thus improved its competitiveness and expanded its product portfolio in line with market and customer demand. In order to strengthen its position in the growth markets, the Lufthansa Technik group is accelerating market presence in the American and Asian market.

The focus of this strategy until 2008 lies on the expansion of the MRO subsidiaries Aircraft Maintenance and Engineering (AMECO) in Beijing and Airfoil Services Sdn. Bhd. (ASSB) in Kuala Lumpur. The joint venture with MTU Aero Engines GmbH, for example, which specialises in repairing aircraft engine blades, will expand the product portfolio with new advanced repair processes and increase the current sales from around five to almost USD 20m by 2010. At AMECO, a capital increase of USD 100m and a considerable expansion of the maintenance services have been decided for the next four years.

An important distinguishing feature compared to the competition is the development and manufacture of own products. Lufthansa Technik established a highly-qualified development department to do this, which has already developed and successfully marketed impressive innovations and product improvements in the past. Lufthansa Technik will play off its own development operation and its worldwide logistics services and lead the competition with its customised products, quality and innovation capability.

In the year under review, the intensity of competition in the MRO market is continuously rising. Firstly, technology companies belonging to the classic airlines are attacking the market with aggressive pricing; secondly other manufacturers - notably in the aircraft engine sector - are offering long-term maintenance contracts as packages together with the sale of engines. New competitors are also emerging from eastern Europe and from Asia where the technical capacities of the MRO industry are being expanded. In order to maintain competitiveness in this environment, Lufthansa Technik introduced the cost reduction and efficiency increase programme "Perspektiven Technik" which by 2007 will generate additional savings and improvements of €240m. In the 2005 financial year savings of €129m could already be achieved.

The strategic aims for the current financial year include the timely provision of the MRO infrastructure for the Airbus A380 and the start of the Trent engine servicing.

## Course of business and development 2005

The recovery in demand for MRO products runs parallel to the development of world aviation in 2005 with an increase of 9.1 per cent. There are two main reasons for this above average growth: the large number of aircraft deliveries in the late 1990s have to undergo large-scale servicing for the first time. Moreover, many airlines expanded their capacities in these years, which had been reduced during the crisis years, so that maintenance measures were becoming necessary to a greater extent. The increased demand from the new "No-Frills" and start up airlines for integrated engineering products contributed to the growth.

**Lufthansa Technik considerably increases operating results**

The Lufthansa Technik group posted an increase in revenue of €61m to €3.1bn (+2.0 per cent) compared with the previous year. The positive development of business with customers outside the Lufthansa Group was mainly responsible for this. A sales volume of €418m was generated in the reporting year through 350 new customer contracts. External sales increased by €119m (+7.0 per cent) to €1.8bn. As a result, the proportion of external sales in the overall sales figure increased 2.7 percentage points to 58.3 per cent.

By contrast, sales with the other companies in the group dropped by €58m (-4.3 per cent) compared to the previous year to €1.3bn. Reasons for this included the smaller number of maintenance events, new price models agreed with the Passenger Airlines and the young MD-11 fleet of Lufthansa Cargo, where larger maintenance events are not yet due. Overall, the Lufthansa Technik group realised segment income of €3.3bn (+4.0 per cent).

Segment expenditure totalled €3.0bn and thus was 2.3 per cent or €69m higher than in the previous year. In detail this means that material costs decreased by 4.5 per cent to €1.5bn and depreciation by 6.1 per cent to €92m. This includes unscheduled depreciation of €20m on the goodwill of the American subsidiary BizJet International Sales & Support, Inc. Staff costs rose by 2.8 per cent to €945m. Other operating expenditure climbed high with €532m (+28.5 per cent). Reasons include reporting date effects in currency and receivable valuations, the use of temporary staff through the Lufthansa Technik subsidiary Aviation Power GmbH (mostly specialists trained by Lufthansa Technik) and increased costs for facility maintenance.

In the 2005 financial year, Lufthansa Technik managed to increase the operating result considerably. At €258m, this is €53m or 25.9 per cent above the previous year's good results.

The segment results also exceeded last year's by 26.1 per cent or €58m at €280m.

**Revenue of Lufthansa MRO group**
in €m


1 294
1 541
1 186
1 623
1 265
1 587
1 360
1 700
1 302
1 819
2001*
2002*
2003*
2004
2005
Revenue with other Lufthansa Group companies
External Revenue

* Figures only partly comparable due to changes in the group of consolidated companies.

**Investments and employees** Segment investments by the Technik business field in the reporting year totalled €119m, which is €12m more than in the previous year (+11.2 per cent). They were mainly for the new maintenance hangar for Condor Cargo Technik in Frankfurt, additional spare engines, the purchase of new machinery and technical equipment and preparations for the construction of the A380 maintenance hangar in Frankfurt.

On 31 December 2005, the Lufthansa Technik group employed 17,864 people, 1.3 per cent less than one year ago. In 2005, 186 young people started their training in the engineering companies in Germany. Overall, the Lufthansa Technik group has 1,102 apprentices in 13 different apprenticeships.

### Innovations

The preparations for the technical care of the new large aircraft Airbus A380 are at full speed. The use of the A380 by Lufthansa planned for the 2008 summer schedule requires additional hangar capacity at Frankfurt. A land use contract was concluded with Fraport in May 2005. The building application was submitted in June. Construction started in November after planning permission was granted. Operations are planned to start in September 2007.

The LHT Completion Center in Hamburg as a new future product has already developed a VIP version of the Airbus A380 with the A380VVIP. At the aviation trade fair NBAA in Orlando, Florida, Lufthansa Technik successfully presented design concepts for both decks of the Airbus A380VVIP. In early 2005 a pre-agreement for cooperating on corresponding equipment projects was signed with Airbus. Another of the Completion Center's product innovations is the new modular cabin equipment system for Boeing Business Jets "Leadership Select".

Airbus has selected the latest generation of the emergency guidance system Guideline from Lufthansa Technik for the A380 equipment. Since 2005 it has been available in nine additional colours and trimmed width – with unchanged luminance. The ten-year old product Total Component Support (TCS) now includes parts of the material management – following customer requests.

A new product from Lufthansa Technik as original manufacturer for inflight entertainment and communication products is the Mobile Access Router (MAR), a fully integrated solution for flying offices, including phone, fax, video conferencing, Internet access, e-mail and moving maps.

The other innovations in the MRO segment, apart from the launch of new aircraft types, include the integration of material management for the regional aircraft of Lufthansa CityLine GmbH into Lufthansa Technik and the bundling of all Internet-based MRO control programmes for airlines into the IT product "manage/m".

### Customers

In the 2005 financial year, Lufthansa Technik won 41 new customers and now looks after 537 customers with 1,069 aircraft worldwide. Strong sales growth was generated, above all, with Russian customers. Apart from the expansion of the technical servicing of the A310 and Boeing 737 fleets of Sibiria Airlines, Lufthansa Technik was able to conclude a five-year contract with Pulkovo Airlines for Total Technical Support for Boeing 737-500 fleets. By Mid-2006, the Completion Center will equip a Boeing Business Jet for a Russian customer with a VIP cabin.

MRO service provider LHT – for the first time in the Gulf region – has concluded a Total Component Support (TCS) contract with Gulf Air for material supply for the Arabian airline's entire fleet. The contract has a term of five years and includes the Sale & Lease Back of components.

Another customer in this region is Qatar Airways. The Arabian airline has signed a letter of intent regarding the installation of satellite-based Live-TV on board and a ten-year Total Engine Support (TES) for engines.

The Japanese airline Star Flyer, which is now being founded, is another new customer. It has commissioned Lufthansa Technik with a large part of the technical care of the new Airbus A320 fleet. Alongside maintenance and engineering, Lufthansa Technik also undertakes the entire component provision and overhaul of the aircraft at Lufthansa Technik Philippines in Manila.

AMECO, Beijing has won United Airlines as a customer: a five-year contract for maintenance of the airline's Boeing 777 fleet has been signed. As at the year's end 2005, Ameco started the first of a total of 80 overhauls.

In the reporting year, Lufthansa Technik was also able to expand the Completion Center's customer base with orders from Bombardier Aerospace and the Airbus Corporate Jet Family. Thus new growth prospects were opened by starting work on two new products – Airbus A318 and Challenger 850, 870 and 890 Business Jets.

The Lufthansa Technik group opened new sales offices in Seattle, Dubai and Malpensa in 2005 in order to improve local customer care. The office in Seattle maintains contact with the important and large local aircraft leasing companies which own more than two-thirds of the worldwide leased aircraft.

The high level of Lufthansa Technik's customer orientation was awarded the Manufacturing Excellence (MX) Award 2005 in December. The jury, comprising representatives from science and industry and from the Technische Universität Berlin judged Lufthansa Technik as the best services provider in the Customer Orientation category because "different product divisions support the mutual goal of maximum customer orientation".

# A promising year for LSG Sky Chefs

In the reporting year, the catering business segment concentrated on redeveloping and much progress was made in restructuring the LSG Sky Chefs group. The aim was to achieve a positive operating result – this was successful. Contributing factors were the reduction in costs for production and administration, the organisational realignment of the group, the closure and consolidation of companies in the USA, and portfolio measures.

## Business segment Catering

With a market-share of 30 per cent, the LSG Sky Chefs group of consolidated companies is the world leader in the airline catering business. The group includes around 140 companies worldwide and supplies 270 international airlines with on-board services from nearly 190 locations. In Germany, the Catering group is active in airport restaurants and lounges as well.

With 2001, the company's business environment changed dramatically. In the period from 2000 to 2005, volume in airline catering has decreased by around 25 per cent. The American market, LSG SkyChefs' most important single market, is affected most badly with a decrease of 40 per cent. While the reduction in Europe corresponds to the worldwide average, Asia has only suffered a decline of 14 per cent.

The company is undergoing a comprehensive reorganisation and restructuring programme.

**Catering**

| | | **2005** | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **2 215** | 2 334 | – 5.1 |
| of which with companies of the Lufthansa Group | €m | 507 | 496 | 2.2 |
| **Loss from operating activities** | €m | **– 333** | – 152 | – 119.1 |
| **Segment result** | €m | **– 286** | – 182 | – 57.1 |
| **Operating result*** | €m | **5** | – 167 | – |
| **EBITDA** | €m | **17** | 53 | – 67.9 |
| **Segment capital expenditure** | €m | **104** | 47 | 121.3 |
| **Employees** as of 31 December | number | **28 295** | 28 596 | – 1.1 |

* For derivation see the Operating Result table on page 57.

## Changes in the business

In early 2005, LSG Holding's orientation was defined as strategic management holding. This was accompanied by a reduction in the Executive Board from four to three members and the streamlining of staff numbers at the company's head office in Neu-Isenburg. At the same time, the airline catering activities were divided into seven regions instead of three as part of a new geographical distribution in order to allow for new market conditions and to strengthen market proximity.

LSG-Lufthansa Service Holding AG (LSG Holding), the parent company of the LSG Sky Chefs group of consolidated companies, adjusted its portfolio as planned in the year under review through the sale of activities in marginal areas and accelerated its concentration on its core business.

In April 2005, 75 per cent of the shares in LSG-Hygiene Institute GmbH (LHI) was sold to the service provider TÜV Süd. The merger of this two companies' competences created an international full service provider for many important branches. The LSG Sky Chefs companies are also controlled by the experts from LHI.

In the first half of the year, the company sold its minority stake in the Austrian catering company Airest to Austrian Airlines. In the second half of 2005 the group withdrew from the motorway service stations business and sold its leases and other contracts to AXXE Reisegastronomie GmbH.

The company has continued its moderate expansion policy in China with the conclusion of a joint venture with HNA Air Catering Holding Co. Ltd. to build a new catering operation in Urumqi. LSG Asia GmbH holds 49 per cent of the stock, the partner 51 per cent. As a regional hub, Urumqi is an important junction in China. Double-digit growth is expected here in the coming years. The new company is expected to start operations in October 2006.

## Strategy

LSG Sky Chefs will also adhere to the strategic orientation as a premium provider for inflight services with a worldwide network in the current financial year. At the same time, the company is developing from a producer of on-board catering to an expert for the entire inflight service chain. This includes: marketing tailored concepts for additional services and management services for airlines and the creation of new logistics and production locations "off airport".

The company is concentrating increasingly on its core business and is rapidly driving the portfolio adjustment forwards: uneconomic locations are being examined and closed if a return to profitability is not possible. The prescribed profitability goals for each individual location are to be achieved in this way.

LSG Sky Chefs has countered the shrinking average revenue in the airline catering market by considerably reducing the overhead and production costs further. The "Triangle" and "Lean Total Direct Cost" projects established to achieve this are on plan and are being continued consistently in 2006.

With "Triangle" the LSG Sky Chefs group of consolidated companies will reduce overhead costs by 30 per cent by 2008. By the end of 2005, half of the cost saving measures had been implemented with an effect on the results.

"Lean Total Direct Cost" is phase IV of the Lean Production Initiative. The goals are to increase productivity and to reduce staff and material costs. The focus is also on examining and optimising the operational and commercial processes. A project team and the local management analyse all the operating processes in order to identify potential savings and to generate possible efficiency increases. This analysis should be completed for all companies in the first half of 2006.

With competitive structures and through the increase in customer relations, growth will be generated again after years of stagnation. LSG Sky Chefs sees good opportunities in Asia with positive impetus for Europe.

**Restructuring projects**

| Lean Production | Restructuring Americas | Triangle project |
|---|---|---|
| Process optimisation, standardisation, reduction of vertical range of manufacture | Consolidation and closure of facilities | Reduction of overheads |
| €50m sustainable cost reduction effective 2005 | Reduction of indirect labour costs | €194m sustainable cost reduction effective 2006 |
| | Renegotiation of rental and leasing contracts | |
| | €75m sustainable cost reduction effective 2006, thereof €44m included in Triangle | |
| **Sustainable cost savings €275m effective 2006** | | |

## Course of business and results 2005

For the airline catering segment, the year was mainly characterised by four factors: the worsening of the economic situation of American airlines, the accompanying reduction in the inflight service levels, the expansion of No-Frills airlines – also in Asia, and the growth in passengers, particularly on routes to and from Asia/Pacific and to the Near East.

**Revenue and expenses declined** The LSG Sky Chefs group reported revenues of €2.2m in 2005. The decrease of 5.1 per cent compared to the previous year (€2.3bn) mainly resulted from Chef Solutions, which was deconsolidated in June 2004, and which contributed €0.2bn to the group's revenue. Adjusted for this effect, revenue increased by 2.4 per cent compared to the previous year. The business field posted total segment income of €2.4bn.

**Airline Catering**
Revenue in individual regions



- **59 %** Europe/Africa/Middle East
- **34 %** North/South America
- **7 %** Asia/Pacific

In the classic core business, airline catering, LSG Sky Chefs was able to increase sales in almost all regions – the only exception being North America. Because of the high fuel prices, the economic situation of the airlines in North America intensified. This led to two more large network carriers, namely Delta and Northwest Airlines, applying for creditor protection under Chapter 11. The further reversal in inflight offers, currency effects and price pressure led to a reduction in revenue for LSG Sky Chefs USA. In Europe, the effects from the reduced inflight service and increase passenger numbers roughly offset each other. As a result of gaining new customers and expanding market share in almost all countries, here it was possible to increase revenue slightly. LSG Sky Chefs also reported a higher revenue than one year ago in Latin America. The development in Asia / Pacific was especially gratifying. Apart from the higher catering volume, the first consolidation of the company in Thailand also contributed to the growth in revenue.

Higher revenues were also achieved in LSG Sky Chefs' second business field "Solutions". Crucial here was mainly the new business with Virgin Atlantic in England. In this area, LSG Sky Chefs has merged all departments and subsidiaries which work with processes belonging to the inflight service – beyond actual catering.

**Revenue Catering group**
in €m


2 067
2 630
2 200
1 838
1 708
449
446
467
496
507
2001*
2002*
2003
2004**
2005
Revenue with other Lufthansa Group companies
External Revenue

* High deviation due to the first-time consolidation of the LSG Sky Chefs group USA from 1 June 2001.
** Decrease due to the disposal of Chef Solutions.

Segment expenditure of €2.6bn remained 1.1 per cent below the previous year. Material costs and other operating expenses were reduced by 10.2 per cent and 3.3 per cent respectively. Staff costs also sank by 5.8 per cent. Crucial for this development was the sale of Chef Solutions, the success of the cost reduction programmes (Triangle and Lean Total Direct Costs) and the closure of sites in North America. The new remuneration system introduced in Germany on 1 October 2005 for the around 7,000 employees is also an important element. (For details, see "Employees", page 44 et seqq.) as well as staff reductions. The number of employees at the end of the year was 1.1 per cent lower than in the previous year, the annual average number of employees contracted to LSG Sky Chefs was 6.0 per cent lower.

Depreciations increased, by contrast, to €340m (previous year: €190m). This included unscheduled depreciation of €280m on the LSG Sky Chefs USA goodwill. The worsening of the airline catering business after the Chapter 11 bankruptcy of two more large airline customers made the revaluation necessary. The previous year's depreciation included scheduled goodwill depreciation of €99m which, in accordance with the new IFRS standards, is no longer possible.

**Positive operating result** In the reporting year, LSG Sky Chefs achieved the goal of a positive operating result, for the first time since 2000, of €5m. In the previous year, losses of €167m were posted. The sale of Chef Solutions and the successful reorganisation measures were significant for the considerable improvement in the result.

The segment result deteriorated compared to the previous year by €104m to –€286m because of the unscheduled depreciations.

### Innovations

The Catering business segment is also preparing for the introduction of the new Airbus A380 at Lufthansa from 2008 and presented a product innovation in 2005. Together with the Hamburg company FFG Fahrzeugwerkstätten Falkenried GmbH, LSG Sky Chefs has developed a high-loader for the Airbus A380. The maximum loading quantity and height is 20 and 30 per cent respectively above a standard high-loader. On 29 October 2005, the new high-loader passed its practical test when the A380 visited Frankfurt.

Costs can also be reduced through innovative developments. The "Dish Wash 21" device developed together with the leading dishwasher manufacturer halves water consumption while improving the process quality and needs one third less detergent. This example shows how well economy and the environment can be combined. By the end of 2005, 22 of these leading dishwashers had been installed in LSG Sky Chefs companies in Europe.

As part of the expansion plans at Frankfurt airport, the customer service center in Frankfurt has to relocate from its current location and establish a new site. Construction is planned to start in mid-2006, operations are planned to start in mid-2008. The use of the latest technologies and a flexible use of space allow production to be organised significantly more efficiently in the premises.

### Customers

In the financial year under review, LSG Sky Chefs improved its market position in Europe considerably by gaining new contracts and extending existing ones in Asia/Pacific and in the USA.

The most important contracts include the large-scale contract with Virgin Atlantic Airways (VAA) to perform the management of the worldwide inflight management activities and to expand the catering at other locations in Great Britain. The contract has a term of five years. LSG Sky Chefs has concluded another important catering contract with SAS Scandinavian Airlines for all SAS hubs in Scandinavia, including the catering for the Scandinavian airline Braathens in Norway.

# Restructuring programme successfully completed.

In the financial year, the Thomas Cook group achieved a turnaround and for the first time in four years posted a positive result. The restructuring programme, which was consistently implemented, was completed in autumn 2005. The competitive cost structure will be secured for the future and further enhanced through measures to optimise processes. The group will focus here on the segments travel operators, sales and airlines.

### Business segment Leisure Travel

The Leisure Travel group Thomas Cook AG includes all added-value steps in Leisure Travel, such as flight, hotel, operators, sales and service agents. Lufthansa and KarstadtQuelle each hold 50 per cent of the shares. Thomas Cook has 38 Leisure Travel brands – including Neckermann and Thomas Cook as the most important in Germany –2,400 tour operators, a fleet of 75 aircrafts and it has first call on 75,000 hotel beds. The main sales markets are Germany, Great Britain, France and the Benelux countries. However, Thomas Cook is also present in new markets such as Eastern Europe, Egypt and Canada.

The crisis in the tourism branch affected the group in a difficult phase – directly following the takeover of Havas Voyages in France (2000) and Thomas Cook in Great Britain (2001). The hard price competition and the weakening demand for tourism services led to high losses. An extensive restructuring programme focused in Germany was introduced and was completed in late 2005.

**Leisure Travel**

| | | **1.11.2004 – 31.10.2005** | 1.11.2003 – 31.10.2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **7 661** | 7 479 | 2.4 |
| of which tour operators | €m | 6 908 | 6 402 | 7.9 |
| of which airlines | €m | 753 | 620 | 21.5 |
| **Profit/Loss from operating activities** | €m | **181** | – 86 | – |
| **Profit/Loss** before taxes | €m | **140** | – 149 | – |
| **Net profit/loss before taxes** | €m | **102** | – 176 | – |
| **Passengers** | thousands | **13 237** | 13 093 | 1.1 |
| **Employees** as of 31 October | number | **23 236** | 23 954 | – 3.0 |

### Changes in the business segment

In accordance with the new direction and after successfully completing the restructuring programme, Thomas Cook has also appointed new senior managers. On 1 September 2005, Thomas Holtrop was appointed to the Board, on 1 November he replaced Wolfgang Beeser as Chairman. In November, Manny Fontenla-Novoa became the fifth member of the Board with responsibility for the Great Britain and Ireland sub-group.

### Strategy

Thomas Cook's strategy includes concentrating on the segments tour operators, sales and airlines in its core markets. It also includes disposal of marginal activities which are not part of the core business. In this context, 75.1 per cent of the shares in the German holiday re sort operator Aldiana were sold in September to the Spanish group Grupo Santana Cazorla. In addition, Belvilla, a Dutch provider of holiday homes, was sold in August to a management buy-out. In December, the company finally sold the 60 per cent stake in Thomas Cook India.

The restructuring started in early 2004 was successfully completed in the 2004/2005 financial year. The restructuring and the cost reduction measures mainly affected activities in Germany.

The restructuring programme comprised several individual initiatives. It included, for example, staff cuts in Germany, a reduction in guaranteed hotel contingents, a considerable reduction of all cost positions and flattening of the management structures as well as streamlining of the group headoffice. Further measures in the staff area were an adjustment of the collective bargaining agreements and a waiver by senior management of 10 per cent of their salaries.

The Condor fleet was downsized at the beginning of the reporting period by a further two aircraft. This completes the reduction of a total of 12 aircraft (–16 per cent) started in the previous year.

After completion of the restructuring programme, Thomas Cook has a competitive cost structure. The level reached is secured and further enhanced by measures for optimising processes. At the same time, the capital binding in the individual value-added steps should be reduced to the absolute minimum required and participations in hotels, destination region agents and other activities not belonging to the core business are being reduced further. The portfolio management is being concentrated more and more on the core business. At the same time Thomas Cook is developing the traditional business system of the travel group in order to succeed against the challenges of new competitors. A broad selection of package holidays, components and services are to be offered to customers, which are tailored to their personal requirements. The "Move" programme started in November 2005 plays a central role as it foresees the use of further growth chances, especially in the sale of individual seats on flights, and through the expansion of the virtual offer. To achieve this, Thomas Cook will gradually modernise the IT landscape and production methods in the coming years. The range of individualised products will be expanded according to the market needs and Thomas Cook is to be established as a competent provider of high quality individualised travel.

**Capacity reduction accelerated**

Year-on-year changes

| | | |
|---|---|---|
| Hotel garantees* | % | –35.8 |
| Number of employees** | % | –6.0 |
| Number of travel agencies** | % | –3.1 |

* At balance sheet date.
** At annualised average.

## Course of business and results 2004/2005

The market for tour operators only showed limited dynamism in 2005. Limited economic growth, high oil prices, numerous natural desaster and terrorists attacks dampened people's tendency to travel. Travel activities developed correspondingly weakly in the markets relevant for the Thomas Cook group. The previous year's market trends - price sensibility, individualisation and quality awareness - continued. Thomas Cook has further based its product portfolio on this.

In the 2004/2005 financial year, 13.2 million customers chose an offer from Thomas Cook, 1.1 per cent more than one year ago. In Great Britain and Holland, the number of agency customers decreased, but in Germany and Belgium there was a slight increase. Condor has considerably expanded the sale of seat-only business and achieved high growth in this market segment.

In the reporting year, long-haul routes recorded double-digit growth, except for destinations in southern Asia which were affected by the tsunami in December 2004. The highest rate of growth was recorded by Turkey with 23.1 per cent. Spain by far remained travel destination number one for the Thomas Cook group .

Group revenue increased from November 2004 to October 2005 by 2.4 per cent to €7.7bn. 45.6 per cent of this was achieved in Germany, which with €35bn annual revenue remains the group's largest sales market. In Great Britain, Thomas Cook generated a revenue of €2.5bn (+4.2 per cent), the proportion of total revenue thus increased to 32.6 per cent. The third largest market is western Europe (Benelux and France) with €1.6bn revenue.

The costs for leisure services increased by 1.9 per cent and thus grew less strongly than revenue, as improved purchasing conditions with significant partners and an offer inline with demand nearly equalised the considerable cost increase for fuel (+USD211m). Without fuel price hedging, fuel costs would have been USD157m more.

The gross income increased by 4.3 per cent to €1.8bn. The gross income margin improved from 23.5 per cent in the previous year to 24.0 per cent in the 2004/05 financial year. This was due to the expansion of early booking advantages which led to reductions in the smaller margin last-minute business.

The comprehensive restructuring measures kept staff costs, other operating costs and depreciations below the previous year's level.

Staff costs of €867m were 2.0 per cent below the previous year. Wages and salary costs decreased as a result of collective agreement adjustments, despite staff cuts of 5.4 per cent, by only 0.9 per cent. Depreciations reduced by 9.0 per cent in the reporting year because of the smaller investments and the reduction in the Condor fleet. Other operating costs were reduced by 8.4 per cent as a result of savings in almost all cost items.

## Positive result achieved

The result before interest, income taxes and amortisation of goodwill (EBITA) rose by €171m to total €193m. Taking net interest and amortisation of goodwill into account, profits before income taxes amounting to €140m were generated compared with the loss of €149m recorded in the previous year.

Taking into account a tax expense balance (comprising deferred tax assets, tax payments and tax risks from company audits) amounting to €35m, Thomas Cook reported a consolidated profit excluding minority interests of €105m (consolidated loss of €176m in the previous year). The segment result of the Leisure Travel business segment result on a equity basis improved by €155m to €54m.

Almost all segments of the Thomas Cook group were able to improve their contribution to the result in the year under review. Considerably higher results were recorded in the German, UK and West sales markets. Even the Airlines Germany division – to which Condor belongs – achieved a positive result despite the high fuel costs. Apart from the increase in revenue of 40 per cent in the rapidly growing seat-only business, the permanent price reductions for externally purchased services contributed to this improvement. In the reporting year, Condor improved productivity by nearly ten per cent. With a capacity increase of almost three per cent the airline kept utilisation slightly above previous year's level.

**Reconciliation of Thomas Cook AG segment result**

| | | 1.11.2004 – 31.10.2005 | 1.11.2003 – 31.10.2004 |
|---|---|---|---|
| **Net profit/loss (IFRS)** | €m | **105** | **– 176** |
| – Minority interest | €m | – 3 | 0* |
| Thomas Cook shareholders' share of the result | €m | 102 | – 176 |
| of which Lufthansa's share 50% | €m | 51 | – 88 |
| Elimination of early application of new IFRS standards | €m | 3 | – 13 |
| **Thomas Cook segment result** | €m | **54** | **– 101** |

* Rounded below €1m.

In the reporting year, Thomas Cook invested €69m (previous year: €66m), mainly in the further development of the IT systems. The net indebtedness has been improved considerably. As at 31 October 2005, net indebtedness stood at €279m.

**Development of Condor's seat-only business**
Portion of total traffic revenue
in %


84
16
82
18
80
20
77
23
68
32
Tour operators
Individual passengers
00/01
01/02
02/03
03/04
04/05

## Restructuring successfully completed

With the publication of the nine-months' figures in September 2005, Thomas Cook announced the completion of the restructuring programme. All measures had been implemented effectively among tour operators and sales and in the group headquarters. Condor realised two thirds of the savings. The remaining third is covered by measures which improve the result in the current financial year 2005/2006.

Overall, Thomas Cook has emerged stronger from the restructuring process. The company has achieved a turnaround of more than €400m within two years – more than assumed at the start of the restructuring phase.

## Innovations

In order to counter customer price sensitivity, in the year under review Thomas Cook expanded the early booking offers in Germany, strengthened all-inclusive offers and for first time very successfully started the winter and summer sale with one catalogue. As part of the individualisation, many hotels are bookable individually through Neckermann Reisen as well – this has been possible under the Thomas Cook Reisen brand for some time.

The further expansion of the online platforms was one of the activities in the year under review. The group has launched new functionalities such as "Mix&Travel" in Germany. They allows travellers to mix the components for their holiday themselves. Since 2005, there has also been a separate Neckermann website in France, and hotel offers and travel packages can also be accessed and booked on the Condor homepage.

In Great Britain, Thomas Cook has launched a new concept with "Price Watch". It guarantees that the customer will not find his or her holiday trip cheaper in another travel agency.

## Customers

Thomas Cook is represented in nine European countries with 37 operator brands. Customers are addressed on a country-specific basis through their own chain of travel agencies or websites. In order to better serve customers' changing demands for booking possibilities, Thomas Cook has expanded direct sales and developed additional products. In this way, the Leisure Travel group has taken into account customers' growing desire to organise their trips themselves by offering individual travel components. The customers' need for budget security has been satisfied with an expansion of the all-inclusive offers.

With a balanced price/performance ratio and high product quality which is characterised by keeping the brand promise, service preparedness, good local core and an unbureaucratic complaints management, customers are to be bound to Thomas Cook lastingly.

In order to assess the quality of holidays, in the financial year under review Thomas Cook asked selected customers to test products. Their impressions and experiences flow into the future product organisation. This all contributed to customer satisfaction increasing further in the financial year under review.

# Positioned with a new corporate structure

The 2005 fiscal year was characterised by the realignment as a global full-service IT provider for the airline industry. The new corporate structure will strengthen the business with customers outside the Lufthansa group. In order to increase competitiveness, the Systems group expanded the production locations abroad. With the newly developed passenger management system FACE and the electronic flight route manual, the Systems group expanded its innovative product portfolio.

## Business segment IT Services

Lufthansa Systems is one of the worldwide leading IT service providers for the airline and aviation industry. It offers a comprehensive range of services of IT solutions for airlines and infrastructural services for companies in other branches. In the last few years, sales with customers outside the Lufthansa Group, in particular, have increased considerably. For example, the company was able to establish itself as a competent, inter-branch provider of IT outsourcing for banks and financial service providers. In the first quarter of 2006, Lufthansa Systems group will be converted into a stock corporation. This standardises the legal form compared with the other parent companies of the Lufthansa Group.

## Strategy

One of the central strategic goals of Lufthansa Systems for 2005 was its positioning as a global full service IT provider for the airline branch. A new corporate structure will secure a strong and uniform appearance in the world market. The new organisation is based on five business segments which are oriented on the competitive conditions in the market: Airline Management Solutions, Passenger Airline Solutions, Airline Operations Solutions, Industry Solutions and Infrastructure Solutions. This new alignment forms the basis of future global growth in the airline IT market.

In order to secure further growth in the external market, the IT provider has generated cost saving potential – notably through the expansion of production sites in Hungary, Poland and Indonesia – and has increased its competitiveness. Lufthansa Systems Indonesia was founded in June 2005, a joint venture with Garuda Indonesia International Airline. The company, which is domiciled in Jakarta, is conducting the migration from Garuda to FACE (Future Airline Core Environment) and the marketing of this passenger management solution for parts of the Asian market.

For the financial year 2006, the strategic goals lie, in particular, in expanding the business's market. The focus is on markets in Europe and the Middle East as well as Asia/Pacific. Lufthansa Systems is striving towards market and innovation leadership in the global airline IT market with new products such as FACE or eRouteManual. Airlines outside the Lufthansa Group should increasingly be won as customers.

**IT Services**

| | | **2005** | 2004 | Change in % |
|---|---|---|---|---|
| **Revenue** | €m | **635** | 628 | 1.1 |
| of which with companies of the Lufthansa Group | €m | 378 | 390 | – 3.1 |
| **Profit from operating activities** | €m | **68** | 69 | – 1.4 |
| **Segment result** | €m | **68** | 69 | – 1.4 |
| **Operating result*** | €m | **63** | 61 | 3.3 |
| **EBITDA** | €m | **99** | 104 | – 4.8 |
| **Segment capital expenditure** | €m | **59** | 47 | 25.5 |
| **Employees** as of 31 December | number | **3 290** | 3 190 | 3.1 |

* For derivation see the Operating Result table on page 57.

**FACE (Future Airline Core Environment)**

- is a software package that allows airlines to utilise sales channels in a uniform manner
- includes all processes from reservation and seat assignment to check-in
- offers maximum flexibility and optimum use of sales channels
- uses the AirCore System from Unisys as the base for its core functionalities
- means for Lufthansa Systems a leading position as a system integrator in the airline business
- has, amongst others, the following customers: Garuda Indonesia, bmi and Qatar

Lufthansa Systems will play a central role in linking the existing Lufthansa passenger systems to the future Common IT Platform (CITP).

The company continues to expect strong demand for outsourcing services, as the costs pressure on airlines continues unabated. With infrastructure services, for example within the framework of operator models (computer centre operation, desktop and network services), Lufthansa Systems can offer reliable solutions nationally and globally and thus open up additional growth chances.

**CITP (Common IT Platform)**

- initiated by the three Star Alliance members Lufthansa, United Airlines and Air Canada (since May 2002)
- is a hardware and software platform that runs the central core functionalities in the areas of reservation, inventory and codeshare management, ticket management and check-in/flight dispatch
- aims at substantial cost savings via optimised hardware and software operation and harmonised processes between the airline companies and improved customer service

## Development 2005

The economic recovery forecast for 2005 was initially delayed. In particular, the sales development in the German IT outsourcing market remains behind expectations. A change in trend with a recovery in new orders was recorded in the third quarter. In the business with airline core applications, such as passenger and network planning systems or flight route maps we were able to increase both sales and new orders considerably in the year under review.

**Operating results increased** The Lufthansa Systems group reported revenue in the financial year 2005 of €635m (+1.1 per cent). Revenue with companies outside the Lufthansa Group increased by 8.0 per cent to €257m and thus were able to compensate the reverse of internal revenue by 3.1 per cent. The proportion of external revenue in relation to total revenue reached 40 per cent.

In the reporting period, the segment expenditure of €596m (+0.7 per cent) remained almost at the previous year's level. While material costs (–31.9 per cent) and depreciation (–8.8 per cent) decreased, staff costs increased by 4.1 per cent. As at 31 December, the Lufthansa Systems group had 3.290 employees under contract, which was 3.1 per cent more than one year ago.

At €63m, the Lufthansa Systems group was able to improve previous year's operating result (€61m) in the 2005 financial year. The segment results at €68m remained slightly below the previous year's level (€69m).

## Innovations

Among the most important product developments in the financial year 2005 is the new passenger management system FACE. It supports the classic core processes of an airline and also facilitates free selection of the distribution channels. With the new IT architecture, Lufthansa Systems underlines its leading position as a systems integrator in the airline business and opens a new technological age. In the coming years, €40m is being invested for this and the cooperation with partners such as Unisys intensified. Last year, three airlines in different regions, Garuda Indonesia, bmi and Qatar Airways, have chosen to introduce the new system.

Another innovative product is the electronic flight route manual eRouteManual, which Lufthansa Systems has developed for use in cockpits. It replaces the paper-based navigation maps. Lufthansa Systems is a pioneer in the development of this product, which generates the maps from an aeronautical database. The test phase started at Lufthansa in January. Furthermore, in close cooperation with Airbus Industries the group succeeded in integrating the electronic RouteManual successfully in the On-board Information System (OIS) of the new widebody aircraft Airbus A380 – another milestone towards the development of the paperless cockpit.

With "Dynamic Pricing", the company is also offering a revenue management and pricing system which enables dynamic pricing in real time and thereby supports the airlines' yield management.

In April 2005, Lufthansa Systems was designated Preferred Partner to the IATA (International Air Transport Association) Initiative "Simplify the Business" which was established in the previous year. This offers the possibility to present the know-how and innovative products to simplify the airline business to a broad group of potential customers. These include electronic tickets, check-in terminals (Common Use Self Service Check-in) which can complete check-in procedures for several airlines, barcodes on boarding passes to accelerate the boarding process, Radio Frequency Identification Devices (RFID) for electronic luggage tracing and steering as well as paperless freight management.

## Customers

In the year under review Lufthansa Systems has won important customers for its IT solutions. Apart from the airlines named above which have chosen the product innovation FACE, the Australian airline Qantas and the Thai airline Thai Airways purchased products from Lufthansa Systems.

Included among the other sale successes in other branches are data centre operation for the Herlitz group, management of IT-workplaces and user support for Deutsche Reisebüro, IT infrastructure services for Woolworth Deutschland and operation of numerous applications for the media group Süddeutscher Verlag.

## Portfolio realignment proceeds

In 2005, the business segment again posted large book profits from the sale of investments as part of the Lufthansa group's portfolio realignment. However, the segment results were below the previous year when even higher book profits were achieved.

The activities of the strategic business segments of the Lufthansa Group are supported by companies in the financial and services sector. They are consolidated into the Service and Financial Companies segment. This includes Lufthansa Commercial Holding GmbH (LCH) domiciled in Cologne (100 per cent Lufthansa stake), Lufthansa AirPlus Servicekarten GmbH (domiciled in Neu-Isenburg, 100 LCH stake), Lufthansa Flight Training GmbH (domiciled in Frankfurt, Lufthansa stake, 100 per cent) and various financial companies. LCH acts as the holding company for subsidiaries which promote, expand and secure Lufthansa's core business. AirPlus offers solutions for the daily management of business travel and serves over 29,000 corporate customers in 28 countries. Lufthansa Flight Training GmbH (LFT) is one of the worldwide largest providers of training for cockpit and cabin crew and for aviation staff. LFT owns the Lufthansa Pilot School in Bremen, the Training Center for flight attendants in Frankfurt and simulator centres Frankfurt, Berlin, Bremen and Zurich.

Revenue from training fees (LFT) and credit card commissions (AirPlus) as well as the contributions from investments and the income from the disposal of fixed assets are reported under other segment income. The corresponding expenditure is recorded correspondingly in other segment expenses.

**Service and Financial Companies**

| | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| **Segment income** | €m | **683** | 778 | – 12.2 |
| of which on investements accounted for under the equity method | €m | 1 | – 5 | – |
| **Segment expenses** | €m | **291** | 288 | 1.0 |
| **Segment result** | €m | **392** | 490 | – 20.0 |
| **Employees** as of 31 December | number | **1 108** | 1 105 | 0.3 |

In 2005, segment income of €683m (previous year: €778m) was posted. This results mainly from sales of LCH's remaining stake in GTD S.A. Madrid to WAM Aquisition S.A., Madrid, with a book profit of €182m and the stake in Loyalty Partner GmbH with a book profit of €107m. In the previous year, book profits of €358m were posted as a result of asset sales. Of the income, €98m came from travel management (AirPlus) and €64m from training (LFT). Segment expenditure of €291m was posted (previous year: €288m).

The Service and Financial Companies realised a segment result of €392m which – because of the lower book profits – is €98m less than 2004. In the current year, no comparable profits are expected, so that the high result of 2005 will not be achieved again.

Investments in fixed assets totalled €189m. This was mainly for the purchase of shares in WAM and Fraport.

In the year under review, AirPlus raised the accounting revenue by 14 per cent. The main growth drivers were the international markets, where an increase of 37 per cent was recorded. In Germany, AirPlus asserted its market leadership in business travel management with 68 per cent. In the current year, AirPlus will expand this position and continue the growth strategy in the international markets.

The area with strongest sales for Lufthansa Flight Training continues to be simulator training. In the year under review, 120,629 simulator hours were sold. In Vienna, LFT founded Lufthansa Flight Training Vienna in 2005, which will start operations as an independent simulator centre in late 2006. A new simulator and multipurpose building is being built in Berlin. Lufthansa Flight Training is also converting to the widebody aircraft Airbus A380: in early 2008 a high-tech simulator will be put into service in Frankfurt for pilot training.

# More flexibility through new collective agreements

In 2005, Lufthansa was able to conclude new collective agreements with the negotiating partners which will lead to a medium and long-term reduction in staff costs. In order to increase productivity, the HR Shared Services programme was launched as well as initiatives to make working time more flexible and to reduce redundancies. From 2006, Lufthansa is the first company to combine apprenticeship with a bachelor's degree, at the European Business School.

## Employees

Services are provided by people. The employees are therefore a particularly important resource of a service provider like Lufthansa. Through their customer and service-oriented actions, they guarantee the growth and the success of our company. With secure jobs, good working conditions and possibilities for training and development, as well as pronounced corporate ethics, we want to strengthen their commitment for their work and tie them to our company. This also includes reconciling profession and family, which we facilitate through numerous working-time and location flexibility models.

On 31 December 2005 the Lufthansa Group's workforce totalled 92,303 employees which was an increase of 1.8 per cent compared with last year. On an annualised average the Lufthansa Group employed a workforce of 90,811 persons in 2005, which was 2.1 per cent fewer than in 2004, as 1,955 staff of the Eurowings group were newly consolidated only at the end of December. We inform on staff trends and the Group's staff training in the management report on page 66.

## Collective bargaining policy

Jobs in the Lufthansa Group are only secure, however, if we succeed in adjusting our costs structures to the changing environment in the aviation industry. Therefore the focus of the pay settlement negotiations was and is on finding market-based and contemporary solutions. Together with our negotiating partners, in 2004 and 2005 we achieved results which ensure for us the flexibility to react to a changed environment at short notice. Apart from a fixed remuneration, they provide a results-based component for all employees. They also put us in a position to solve relevant topics uniformly across the Group and to consider the business segment-specific competitive environment for others. We have already concluded new collective pay agreements regarding a new business segment-specific remuneration system for the ground staff of Lufthansa AG and the LSG Sky Chefs group in Germany, and negotiations are ongoing in the other business segments. Moreover, the measures agreed in 2003 for restructuring LSG in Germany have been extended in a modified form until 2011.

After the pay settlements for the cockpit crew and ground staff in December 2004, with zero pay rises for 23 and 24 months and increases in productivity, in May 2005 we reached a new collective pay settlement for cabin crew as part of a concerted effort by the social partners. This also foresees zero pay rises, and for subsequent years, pay increases are predicted within the development of the settlement and inflation rate. The term of the remuneration and framework collective agreement to 31 December 2008 and the moderate scaled increases guarantee a market-based remuneration development and long-term planning security.

In order to increase productivity, the negotiating partners also agreed a reduction in holiday entitlement and an increment in the monthly flying hours limit. At the same time a new remuneration structure with considerably reduced starting salary and a significantly lengthened graded pay development for new cabin staff was agreed.

## New remuneration systems

The first business segment-specific agreement was concluded in August 2005 for LSG Germany. The core is a new remuneration structure with competition-based, considerably reduced starting and final remuneration levels. At the same time, the graded increase system is slowed and the remuneration table is simplified from 17 to eight groups.

Apart from being based on the competitive environment, the extension of the restructuring phase at LSG Deutschland was achieved.

The new remuneration structure agreed in October for the around 12,000 ground staff of Lufthansa AG and seven other group companies includes remuneration structures adjusted to the competitive environment with slower grade increases and reduced remuneration groups - from 17 to 10. In future, the employees' salary development will be based more on qualifications and professional development.

Additionally, a six-month introductory period with lower pay has been launched for the majority of activities.

We also succeeded in reducing the amount of administrative work within the system by introducing what are called Job Families:

instead of the previously more than 1,000 different activity groups, there are now only slightly more than 100 standardised job profiles.

The transition of the employees into the new remuneration systems occurred while maintaining the current salary at LSG as at 1 October and at Lufthansa AG as at 1 December 2005. The future development for all employees within the scope will be carried out unrestricted according to the regulations of the new systems.

Staff costs are reduced considerably over the medium and long term as a result of the new remuneration structure. The new structures also contribute to securing existing jobs for the future.

The changes agreed in the pay settlement as part of the concerted action simultaneously level the path to farther flexibilisation of the working-time: the working-time to be provided can now be distributed across an equalisation period of up to one and a half years. Surchargeable overtime now barely occurs. Within the working-time corridor, higher or lower weekly working hours can be agreed with the negotiating partners for particular groups in specific situations. Part-time models are actively offered where it is sensible to combine smaller working packets in larger numbers. Our senior management are required to test and optimise the working-time models in their segments.

### Stock programmes

Our employees paid according to the collective settlement can choose shares or a payout in cash within the profit-sharing scheme. Apart from the traditional staff shares, through "LH-Chance" Lufthansa offers the chance to purchase a larger number of shares through an interest-free employer loan. In the year under review, 40 per cent of the German staff chose shares.

Senior management and non-contractual staff below management level (AT employees) receive a performance-based, variable remuneration in addition to their fixed salaries. "LH-Bonus", the target agreement system for senior management, is a significant component of the value-based group steering within Lufthansa. Since 2005, the orientation has been further more focused on the value performance of the Group. The scheme balances personal performance and value development in the company.

The amount of the bonus payment takes into account both the economic success of the company and fulfilment of the agreed individual targets. A weighting factor adjusts the size of the bonus up or down according to the value added. At least 60 per cent of the bonus depends on the Group and the respective business segment achieving their economic targets. In this way the executives participate even more than in the past in the opportunities as well as in the risks of Lufthansa's entrepreneurial performance.

**Results "LH Performance"**

| | Expiry of programme | Outperformance |
|---|---|---|
| LH-Performance 1997 | 2000 | 75% |
| LH-Performance 1998 | 2001 | 75% |
| LH-Performance 1999 | 2002 | 29% |
| LH-Performance 2000 | 2004 | 13% |
| LH-Performance 2001 | 2005 | –7.8% |

Board members, senior management and AT employees can also participate in the stock programme "LH-Performance". The participants have the opportunity to purchase a certain number of Lufthansa shares at a reduced price. During the term – three, three and a half or four years – the performance of Lufthansa shares is measured against selected competing airlines. In the most recent programme these include Air France/KLM and British Airways each with 30 per cent, as well as Iberia, Alitalia, Ryanair and easyJet each with 10 per cent. If Lufthansa shares perform better than those of the competing airlines, the participants receive an outperformance payment. In the last two years, the programmes have not outperformed.

### Development of the management positions and Lufthansa School of Business

Lufthansa reacted to the crisis years following 11 September 2001 by streamlining the organisation and simultaneous highlighting of a local management philosophy. This led to a reduction in management positions in the Group by 15 per cent. The number of senior management positions therefore corresponds to the level in 1997.

The "Talent Management" at Lufthansa received numerous international awards in 2005 – for example from the management and corporate consultants Hewitt Associates und Kienbaum. Internationally, the Lufthansa School of Business was also awarded "best practice" by a renowned American consultancy company in two categories.

The portfolio of the Lufthansa School of Business was expanded by two important components in the year under review: the "C-Experience" programme and the "General Management Programme (GMP). 147 senior managers from middle management participated in "C-Experience". They participated in the successful implementation of crisis measures in the last few years and form the foundation for managing the future tasks. The GMP was the platform for more than thirty senior managers from Lufthansa, Fraport and Munich Airport for working together on the subjects of general management, business transformation and strategy development.

The Lufthansa Business School is located at the former Lufthansa training centre in Seeheim. It is the training and conference centre for employees and partners of the Lufthansa Group and is one of the ten largest conference hotels in Germany. The site is being redeveloped and renovated in the second half of the year and enhanced further as a "Relationship Building". The integration of the surrounding nature and the connection between internal and external space were important components of the design considerations. The Business School will be closed during the renovations from August 2006 to early 2008 and a concept for training is being established in the market with alternative quarters.

From autumn 2006, Lufthansa will combine the apprenticeship to Airtraffic Business Management Assistants with a bachelor's degree in "Aviation Management" at the European Business School. This will make Lufthansa the first company to integrate a dual training path into the new Bachelor's/Master's studies structure.

The integrated studies paths (apprenticeship or practical course at Lufthansa plus studies) are becoming more important at Lufthansa. In the year under review, there were around 250 Lufthansa students on twelve different courses.

### Labour marker and recruitment management

Despite the scarcity of available vacancies, Lufthansa received around 40,000 external applications in 2005. The proportion of on-line applications was around 90 per cent.

In order to improve applicant management and staff selection continually, we have further standardised and optimised processes with a common IT structure. Parallel to this, the "Talent Relationship Management" was established as an innovative recruitment and binding concept. This gives us the possibility to build up a long-term dialogue with highly qualified applicants and interested parties who were not able to find a job in times of limited staff requirements. In this way, talent can also be gained at a later date for Lufthansa.

### Measures for increasing productivity

In the year under review, processes and work procedures in HR were optimised group-wide: in the "Shared Service Center", for example, administrative tasks of human resource management were bundled together within Lufthansa, in consultation with the Group's companies, and the local HR departments were relieved of these tasks. HR Service Line is available to Lufthansa employees' competent information in all matters relating to general HR subjects and remuneration calculations. This created leaner processes and efficient structures which lead to cost reductions. The Shared Service Center is currently used by Lufthansa Passage, Lufthansa Cargo, Lufthansa Technik and LSG. Further working-time flexibility is also being considered, along with the reduction in redundancies and the development of working-time and remuneration systems in the AT segment. We are also achieving productivity increases through the growing use of our Intranet portal "eBase" for forming work processes, such as recording working-time, settlement and billing of business travel or for participation in share programmes.

### Staff policy support in portfolio management

The changes in the Group's portfolio have affected our staff structure. Employees from different corporate cultures now belong to the Group; at the same time experienced employees are leaving the Group as business investments are being sold. The Lufthansa Human Resources department has developed strategies for both situations and offers Group senior management online support for professionally dealing with the affected employees. For this, experiences made in the Group, and also from the Star Alliance business, have been transformed into concrete HR strategies. Using SWISS as an example, a procedure has been developed which also permits different corporate cultures under the Group umbrella as an alternative to staff policy integration into the closer family of "Lufthanseaten". The advantages of differentiation, such as maintaining cultural characteristics or differences in business systems, and of integration, with its potential synergies, scale effects, complexity and internal Group mobility issues, have been defined and positioned in an appropriate ratio. The cooperation governs an agreed package of commonalities and differences, for example, for accessing internal media, for IT processes or operational procedures.

### Diversity – Value creation through appreciation

The appreciation of all employees – regardless of gender, origins, age, sexuality or disability – is an important matter for Lufthansa. The Executive Board division Aviation Services and Human Resources is developing group-wide HR policy concepts which contribute to promoting the inclusion of all employees (see also the sustainability division "Balance").

More than 90,000 people from around 150 nations work for Lufthansa. We recognised early on that diversity facilitates creativity and increases innovative power. Numerous projects have been started, from which employees and the company profit to an equal extent. These include programmes to promote women for management positions. Today 13.3 per cent of all senior management are women. In 1990 this figure was just 2.1 per cent. Lufthansa promoted the integration of disabled employees, for example, with a special mentoring programme.

### Corporate Social Responsibility (CSR)

At Lufthansa, CSR comes under the umbrella of sustainability – parallel to the economy and ecology columns. The company's aim is to create a growth-promoting corporate culture by given reasoned consideration to the three components and to secure the sustained economic success of the Group (see Balance).

Apart from the strategic CSR motif, Lufthansa does not have an additional code of conduct. However, with its membership of UN Global Compact (page 69), Transparency International, the International Chamber of Commerce and some other organisations, Lufthansa is voluntarily obliged to do business ethically.

# Group Management Report

## 1. Overview of the business year

- Operating result rose by 50.7 per cent to €577m
- Traffic revenue totalled €13.9bn (+8 per cent)
- Result depressed by high kerosene price
- Further progress in restructuring LSG Sky Chefs achieved
- Restructuring of Thomas Cook successfully concluded
- Takeover of SWISS, integration on schedule
- Minority stake acquired in Fraport AG
- Higher dividend of €0.50 per share

## 2. The Lufthansa Group

### a. Business activity and strategy

Deutsche Lufthansa AG is a globally operating aviation group with over 400 companies and subsidiaries. The Company is active in six business segments: its strategic core business segment is Passenger Transportation, other business segments are Logistics, Maintenance, Repair and Overhaul, Catering, Leisure Travel and IT Services. The Group had 90,811 employees on average in 2005 and generated revenue of €18.1bn.

**Group strategy** During the past decade Lufthansa has been transformed from a functionally structured monolithic airline company into an aviation group with several business segments.

The Passenger Transportation business segment is the Group's central business segment in terms of both core competencies and size. The relevance of the other business segments depends on the extent to which they reinforce the competitiveness of the Passenger Transportation business by providing supportive functions for production factors and infrastructures. This determines the course of development and their lasting affiliation to the Group.

The Group's key strategic objective is to generate profitable growth and, in the process, to at least recoup the cost of capital. We intend to achieve this goal through the following measures:
- extending market access through strong partner airlines, e.g. as part of the Star Alliance
- providing superior products in all sectors from No-Frills to First Class
- ensuring top-quality and innovative products and services
- increasing influence on the value added process through system partnerships along the entire value creation chain
- improving profitability and competitiveness through ongoing cost management

All the Group companies must demonstrate their competitiveness and profitability and create value lastingly.

### b. Value-oriented management system

Since the beginning of the financial year 2000 the Group has been run according to the principles of value-oriented management embedded within the Group's operational planning strategy.

Lufthansa has in place a closed system of value management which is firmly rooted in all planning, steering and control processes. This ensures that the demands placed on Lufthansa by its providers of capital are institutionalised within the overall Group management system. The basis of this system is the cash value added (CVA) concept. The CVA is planned, reported and monitored at Group, segment and division level. In addition, it is factored into the remuneration system of the executives as a performance benchmark.

The CVA is the difference between the actual cash flow generated in a given year and a minimum cash flow hurdle set by the cost of capital invested. A positive CVA is achieved if the actual cash flow is higher than the minimum cash flow hurdle.

The actual cash flow is derived from accounting variables based on EBIDA $^{plus}$ (EBIDA = earnings before interest, depreciation and amortisation). The suffix "plus" indicates that Lufthansa adjusts the EBIDA figure by additionally including net changes in pension provisions.

The minimum cash flow hurdle is calculated from the required

**Calculation of cash value added**


CVA
Cashflow (EBIDA plus)
EBIDA plus
Op. capital base
EBIDA plus
Financial capital base
Minimum cash flow
Capital costs
WACC
Capital return ratio
Capital base
Fixed assets
Current assets

return on the capital invested plus the capital recovery level. The interest rate used as the required return on the capital invested is the weighted average cost of capital (WACC) of the Lufthansa Group or of the individual business segments.

In the year under review we routinely reviewed all WACCs. As the increase in the cost of equity capital was offset by a decrease in the cost of debt capital, there was no change vis-à-vis 2004.

| **Cost of capital**<br>for the Group and the individual segments in % | |
|---|---|
| **WACC** | **2005** |
| Group | 8.6 |
| Passenger Transportation | 8.6 |
| Logistics | 8.9 |
| MRO | 8.3 |
| Catering | 8.6 |
| IT Services | 8.3 |

The capital recovery level is the amount needed to compensate for the consumption of fixed capital in the course of the production process. It is thus the implied amount needed to offset the effect of depreciation. The capital recovery level is the annual amount which, after taking due account of interest rate effects, needs to be invested in order to restore an asset's lost value at the end of its useful life. The capital recovery level is computed using a factor for each asset class which specifies the percentage of the assets' acquisition value that has to be recovered each year in line with the asset's useful life. Another defining feature of the CVA measure is that, for the purpose of calculating the capital base, the stock of fixed assets is valued at historical costs. This excludes potential performance improvements due to write-downs of book values.

The changes in the CVAs at Group and segment level are shown in the table on page 60.

## c. Organisation

**Group structure** Deutsche Lufthansa AG is both the Group's parent company and its largest single operating company. It operates the scheduled Passenger Transportation business under the name Lufthansa German Airlines which is run as an autonomous business segment responsible for its own result.

**Group structure**


Supervisory Board
Corporate control functions and service functions
Executive Board
Lufthansa German Airline
Strategic business segments
Passenger Transportation
Logistics
MRO
Catering
Leisure Travel
IT Services
Deutsche Lufthansa AG*
Lufthansa Cargo AG
Lufthansa Technik AG
LSG Sky Chefs group
Thomas Cook AG
Lufthansa Systems group
Service and Financial Companies

* Autonomous unit accountable for its own results.

The Group Executive Board, with a tripartite allocation of responsibilities comprising the Chief Executive Officer, the Chief Financial Officer and the Chief Officer for Aviation Services and Human Resources, manages the entire Group. Intercompany agreements regulate the collaboration between the Group companies. A Group management committee, comprising the Group Executive Board, the management board of Lufthansa German Airlines and the boards or chief executives of the principal Group companies as well as some key unit managers, coordinates the business activities and ensures that due account is taken of the interests of the Group as a whole in all decision-making.

**Management boards** As a German public limited company (Aktiengesellschaft) Lufthansa has the common German two-tier management board structure of Executive Board and Supervisory Board. The Executive Board runs the Company on its own responsibility. The Supervisory Board appoints, advises and oversees the Executive Board.

**Organisational Chart**
Status of 31.12.2005

| Executive Board | Related Group Functions | Business Segment | Regions | Executive Board Committees |
|---|---|---|---|---|
| **Wolfgang Mayrhuber**<br>Chairman and CEO<br><br>CEO Passenger Airlines<br>Appointed until 31.12.2010 | Corporate Strategy / Corporate International Relations and Government Affairs/Corporate Fleet / Corporate Communication / Corporate Audit | Passage Airlines | | |
| **Dr. Karl-Ludwig Kley**<br><br>Chief Financial Officer<br>Appointed until 31.8.2008 | Investor Relations / Corporate Finance / Mergers & Aquistions / Corporate Controlling and Cost Management / Accounting Corporate Financial Statements and Taxes / Corporate Legal Affairs/Insurance / Lufthansa Commercial Holding | Leisure Travel<br>Service and Financial Companies | | Finance Committee |
| **Stefan Lauer**<br><br>Chief Officer Aviation Service & Human Resources<br>Appointed until 30.4.2010 | Corporate Labour Relations / Corporate Executives / Human Resources Business Service / Industrial Relations Lufthansa Group / Corporate Security / Corporate Information Management / Corporate Infrastructure Projects and Facility Management | Logistics<br>MRO<br>Catering<br>IT Service | China<br>India | Corporate Identity |

**Executive Board** The Executive Board defines the strategic course, agrees this with the Supervisory Board and ensures its implementation with the objective of permanently safeguarding and increasing Lufthansa's value. In addition, it is responsible for observing the statutory provisions Group-wide and for implementing an adequate risk management and control system. Internal regulations lay down the division of duties and cooperation procedures.

**Supervisory Board** Lufthansa's Supervisory Board is made up of 20 shareholder and employee representatives, all with voting rights. The ten shareholder representatives were elected by the Annual General Meeting in 2003 and the employee representatives in the spring of 2003 by the employees of the Lufthansa Group. Their period of office began after the end of the Annual General Meeting on 18 June 2003 and ends after the Annual General Meeting in 2008.

## d. Summary description of the Business Segments

**Passenger Transportation** Lufthansa is one of the world's leading airlines and transports more passengers in international air traffic than any other IATA airline. In the 2006 summer timetable Lufthansa and its "Lufthansa Regional" partner airlines offer a dense route network with flights to 185 cities. Together with its other partner airlines it serves a total of no fewer than 409 cities in 97 countries.

Lufthansa's product portfolio ranges from basic offers at low prices to high-quality air transport with flexible booking options and supplementary service components. With its HONCircle service and its Lufthansa PrivateJet product Lufthansa leads the field in the premium segment. Lufthansa's Miles & More programme is the premier customer loyalty programme in Europe.

The airline board and senior management of Lufthansa German Airlines are based in Frankfurt am Main, which is also the home base of most of the flight crews, cockpit and cabin.

**Logistics** The business of the Logistics segment is the sale and execution of air freight transport within the Lufthansa Group. In addition to its own dedicated freighter fleet Lufthansa Cargo AG markets the cargo space in the bellies of the Lufthansa passenger airlines. It is one of the market leaders in international air freight traffic and offers its clients defined transportation times and high quality standards with performance guarantees – including for specialised transports such as perishables, valuables, high-value fabrics or hazardous goods.

The company is headquartered at Kelsterbach near Frankfurt. Its main bases are the Lufthansa Cargo Center at Frankfurt Airport, New York – where it uses a freight terminal as the principal tenant – and Shanghai, where it operates one of the largest air freight centres in Asia jointly with partners. Lufthansa Cargo has local representations at around 100 stations all over the globe.

**Maintenance, Repair and Overhaul (MRO)** Lufthansa Technik is one of the world's leading providers of MRO services for civilian aircraft. The group's activities are divided into six business areas: maintenance, overhaul, aero-engines, component supply, completion and landing gears. Its main location is the overhaul, development and logistics centre in Hamburg, in which large aircrafts and engines are overhauled and aircraft equipment and components are maintained. In the Completion Center business and VIP jets are individually furbished. The maintenance and repair centres are located in Frankfurt and Munich, at maintenance stations at larger airports in Germany and some 50 other sites around the globe. The Lufthansa Technik group comprises 24 MRO facilities worldwide. Lufthansa Technik AG is based in Hamburg.

**Catering** The LSG Sky Chefs group is the world market leader in the airline catering business with a market share of 30 per cent. The group comprises around 140 companies and, operating out of almost 190 catering facilities, supplies approximately 270 international airlines with

**Executives Boards of Group Companies**

| Lufthansa German Airlines | Lufthansa Cargo AG | Lufthansa Technik AG | LSG Lufthansa Service Holding AG | Thomas Cook AG | Lufthansa Systems Group GmbH |
|---|---|---|---|---|---|
| **Wolfgang Mayrhuber**<br>CEO | **Jean-Peter Jansen**<br>(until 31.3.2006)<br>Chairman, Logistics and Production | **August-Wilhelm Henningsen**<br>Chairman | **Walter Gehl**<br>CEO, Finance, Human Resources, Information Management, Corporate Functions | **Thomas Holtrop**<br>Chairman | **Wolfgang F. W. Gohde**<br>Chairman |
| **Thierry Antinori**<br>Marketing and Sales | **Stefan Lauer**<br>(from 1.4.2006 interim)<br>CEO | **Dr. Peter Jansen**<br>Finance | **Jochen Müller**<br>Inflight Service Solution | **Dr. Peter Fankhauser**<br>Continental Europe | **Dr. Gunter Küchler**<br>Marketing and Sales |
| **Dr. Holger Hätty**<br>Network Management, IT and Purchase | **Stephan Gemkow**<br>Human Resources and Finance | **Dr. Thomas Stüger**<br>Product and Services | **Thomas Nagel**<br>Operations and Sales | **Manny Fontenla-Novoa**<br>Great Britain and Ireland | |
| **Carl Sigel**<br>Operations | **Karl-Heinz Köpfle**<br>(from 1.4.2006)<br>Operations | **Wolfgang Warburg**<br>Human Resources | | **Heinz-Ludger Heuberg**<br>Finance and Human Resources | |
| **Carsten Spohr**<br>Services and Human Resources | **Dr. Andreas Otto**<br>Marketing and Sales | | | **Ralf Teckentrup**<br>Airlines | |

in-flight services. It generates over 50 per cent of its revenue in Europe/Africa/Middle East. LSG Lufthansa Service Holding AG is headquartered at Neu-Isenburg (near Frankfurt). Its main production locations are at the largest international airports in 48 countries around the world.

**Leisure Travel** Thomas Cook AG develops and markets leisure travel services. The leisure travel group, in which Lufthansa has a 50 per cent equity stake, embraces all the links in the leisure travel value creation chain such as travel agencies, tour operators, charter airlines, hotels and service agencies in the tourist resorts. It has a fleet of 65 aircraft. Its main sales markets are Germany, the United Kingdom, France and the Benelux countries. Thomas Cook AG is headquartered at Oberursel near Frankfurt.

**IT Services** The Lufthansa Systems group is one of the world's leading IT service providers for the airline and aviation sector. Its service portfolio ranges from the development of special IT solutions to operating data centres. In the field of IT infrastructure the company also offers its services to other industries. Lufthansa Systems has its headquarters in Kelsterbach (near Frankfurt). The company has additional locations in Germany and currently maintains foreign representations in 17 countries.

**Service and Financial Companies** The activities of the Lufthansa Group are supported by financial and service companies. These include Lufthansa Commercial Holding GmbH based in Cologne, in which Lufthansa bundles its portfolio of equity interests which promote, expand and secure Lufthansa's core business. Other companies in this segment are Lufthansa Flight Training GmbH, headquartered at Frankfurt, and Lufthansa AirPlus Servicekarten GmbH, headquartered at Neu-Isenburg near Frankfurt.

## 3. Economic settings

### a. General economic situation

Even though oil prices reached new historical peaks last year, the world economy expanded at the above-average pace of around 3.5 per cent. Once again, the USA and Asia (especially China) were the main drivers of global economic growth. This was fuelled inter alia by buoyant corporate profitability and a sharp rise in asset values.

The pattern of global economic development showed regional disparities. The United States recorded robust growth despite the ravages wrought by the "Katrina" and "Rita" hurricanes; the Japanese economy likewise expanded appreciably. Asia experienced another dynamic upswing thanks, in particular, to China's performance. By contrast, economic growth in the euro area was moderate. Above all in Germany and Italy the pace of expansion was muted.

The regional breakdown of global economic development last year was as follows:

| **GDP growth** in % | **2005** |
|---|---|
| World | 3.5 |
| Euro area | 1.4 |
| Germany | 1.1 |
| USA | 3.5 |
| Asia (excluding Japan) | 6.7 |
| Japan | 2.5 |
| China | 9.9 |

Source: Global Insight; 15.2.2006, figures calendar-adjusted.

**Oil price trend** The year 2005 was marked by the steep rise in oil prices. In early September the price of Brent crude soared to an historical peak of 70USD/bbl in the wake of production losses caused by Hurricane "Katrina". Since then the price subsequently declined – at the start of December it was just under 55USD/bbl – but even at this price it still cost around 20USD/bbl or 60 per cent more than in 2004. The price of kerosene, which is of particular relevance for the airline industry, actually increased by an even greater margin.

**Major currency developments** At the end of 2004 the exchange rate of the euro had reached a record high of USD1.36. In the course of 2005 the US Federal Reserve Bank raised its key interest rates in several steps, whereas the European Central Bank increased its central interest slightly only in December. The interest rate differential between the United States and the euro zone consequently widened significantly, so that the US dollar became more attractive as an investment currency. At the end of 2005 the euro was trading at USD1.18 and thus depreciated by 13.0 per cent in the course of the year. The euro's parity against the Swiss franc remained stable, and its exchange rate value on 31 December 2005 of CHF1.56 was only marginally higher that at the start of the year. Between June 2005 and December 2005 the Japanese currency lost value steadily. In mid-December it was quoted at JPY143 per euro, but it still failed to break the sideways mould of the past few years. At the end of 2005 its exchange rate of JPY139 to the euro was close to the 2004 level.

### b. Development of air traffic

According to IATA estimates, passenger volumes in international air travel for the full year 2005 were around 7.6 per cent up on 2004. The years 2001 to 2003 had been characterised by weak growth, which was superseded by dynamic rates of expansion in 2004. In 2005 air traffic returned to its traditional growth path, which should continue for the next five years.

| **Air traffic remains growth path** Forecast for international passenger traffic in % per year | **2005–2009** |
|---|---|
| International growth worldwide | 5.6 |
| Within Europe | 5.1 |
| From Europe to | |
| - Africa | 5.7 |
| - Asia/Pacific | 5.9 |
| - South Atlantic | 5.4 |
| - Middle East | 6.6 |
| - North Atlantic | 5.3 |

Source: IATA Passenger Forecast 2005–2009.

International air freight business grew by 3.2 per cent (measured in tonne-kilometres) and was thus below the multi-year average rate of 6 per cent and fell far short of the jump of 13.4 per cent recorded in 2004. Global air freight supply was concurrently increased by 6.3 per cent, thereby considerably pushing up the excess capacity on the market.

Owing to increasing deregulation, the market entry of no-frills carriers and existing barriers in the way of a market concentration, the air traffic market continues to be marked by strong price competition. Despite growing passenger numbers, the ongoing pressure on average yields means that it will remain difficult to post profits in the airline industry. For 2005 IATA anticipates a combined loss for the industry of around USD 6bn.

**Trend in the volume of world air traffic and of the Lufthansa Group**
Cumulative growth (index: 2000 = 100)


96.1
99.0
98.3
100.4
100.1
102.9
114.0
115.3
120.2
115.2
2001
2002
2003
2004
2005
Total revenue tonne-kilometres world air traffic
Total revenue tonne-kilometres Lufthansa Group

| **Lufthansa's share in world air traffic** in % | | | | |
|---|---|---|---|---|
| 2000 | 2001 | 2003 | 2004 | **2005** |
| 4.27 | 4.23 | 4.25 | 4.19 | **3.97** |

Source: OECD, ICAO, preliminary figures for 2005.

## c. Legal setting

**EU Regulation No. 261/2004** On 11 February 2004 EC Regulation 261/2004 was passed by the European Parliament. As a result, Lufthansa is obliged as from 17 February 2005, in the event of non-transportation and cancellation or substantial flight delays, to provide catering and support services at airports and also to pay compensation to passengers. This could lead to additional annual costs totalling up to €10m per year.

**Open Aviation Area: major advances** Teams of negotiators from the EU and the USA have taken further important steps towards establishing a common air traffic market. Once the treaty is ratified US and European airlines will be able to serve any routes they wish between the two economic areas and subsequently carry passengers to third states. At the moment European airlines are only allowed to fly to the USA from their home country.

Progress has also been made, in particular, on issues concerning the mutual recognition of security standards. The current negotiating outcome envisages amongst other things that US security standards can be recognised following an examination by the EU. This is the basis for the concept of one-stop security, which is fundamentally supported by Lufthansa and the Association of European Airlines. This means that the countries involved mutually recognise their very high security standards. In a first step, for example, not only the EU and the USA but also Israel, Canada, Japan and Singapore are conceivable participants in such a system. An open aviation area between the USA and the EU can only develop its full growth potential if discrepancies in the definition of security standards are eliminated.

This first phase still has to be approved and ratified by the EU member states. It also depends on the US government's position regarding the possibility for foreign carriers to acquire equity stakes in US airlines. Furthermore, the UK has to allow additional competitors on the London Heathrow – New York route.

**SWISS traffic rights** The traffic rights of SWISS are based on bilateral agreements with the target countries and are tied to Switzerland as the home location. In the wake of a direct takeover of SWISS by Lufthansa these traffic rights would lose their validity. That is why the full integration of SWISS will occur only after talks have been held with the target countries in which the traffic rights are to be secured. This process is progressing well. Agreements have already been concluded with a number of different countries. It is unlikely, however, that the negotiations will be concluded before the end of 2006.

**Privatisation of DFS: Using the expertise of a German industry-wide consortium** The privatisation of 74.9 per cent of the German air traffic control authority Deutsche Flugsicherung GmbH (DFS), which is expected to take place towards the middle of 2006, is of key importance for the future development of Germany as an aviation business location. The competitiveness of the airline industry, following a change in ownership, depends on the future owner's ability to lastingly guarantee a customer-oriented, highly performing, efficient and top-quality air traffic control service. A broad consortium that includes Lufthansa is to be formed with a view to acquiring the privatised German air traffic control authority.

## 4. Course of business of the Group

### a. Revenue and result

**Lufthansa posts operating result of €577m** Despite substantial burdens ensuing from the fuel price hike, in the financial year 2005 the Lufthansa Group managed to lift its operating profit by €194m compared with 2004 to €577m. The result after taxes and after deducting the profit share attributable to minority interests rose by €49m to €453m. The Executive Board and the Supervisory Board will propose to the Annual General Meeting to raise the dividend by €0.20 to €0.50 per share.

**Development of operating result in 2005**

| | | interim result | cumulative |
|---|---|---|---|
| **1st quarter** | €m | – 26 | – 26 |
| **2nd quarter** | €m | + 279 | + 253 |
| **3rd quarter** | €m | + 218 | + 471 |
| **Full year** | | | + 577 |

**Changes in the group of consolidated companies** During the year under review the Group of consolidated companies underwent further changes: eleven companies were consolidated for the first time. They include the participating interest in AirTrust AG acquired on 3 May 2005, which was set up for the purpose of purchasing and holding shares in Swiss International Air Lines AG, as well as Eurowings Luftverkehrs AG and its subsidiaries.

On 22 December 2005 the antitrust authorities gave the all-clear for Lufthansa to acquire a controlling interest in Eurowings. An agreement concluded with a trustee pledging an additional 1.0001 per cent of the voting rights enables Lufthansa to obtain majority decisions.

Following the disposal of 75 per cent of the shares in LSG Hygiene Institute GmbH, that company and seven others were removed from the group of consolidated companies. Details of the companies newly added to or removed from the consolidated Group are shown in the Note 1 to the Consolidated Financial Statements on page 82. In 2004 seven companies belonging to the Chef Solutions division had still been consolidated in the Catering segment up to their sale on 8 June 2004. In the following explanations and analyses the financial years 2004 and 2005 have been placed on a comparable basis where appropriate by eliminating the changes in both years. The adjusted figures are given in brackets next to the actual figures.

The Group financial statements have been drawn up in accordance with International Financial Reporting Standards (IFRS) taking into account the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as are applicable in the European Union (EU).

All the accounting and reporting standards whose use is mandatory since 1 January 2005 have been applied. The balance sheet is now broken down by maturity. In addition, other taxes are now allocated to other operating expenses. All 2004 figures and ratios have been adjusted accordingly. This results in discrepancies vis-à-vis the figures published a year ago.

**Operating result** *
in €m


718
577
383
28
36
2001
2002
2003
2004
2005

* Derivation see table Operating Result on page 57.

**Positive result** In the financial year 2005 the Lufthansa Group increased its operating result to €577m compared with €383m in 2004. The EBITDA reached €2.6bn and was 26.4 per cent up on the year. The EBIT improved by 28.8 per cent to €1.1bn.

Total operating income rose by 5.0 per cent to €19.7bn. This positive development was due to the increase in revenue, which was lifted by 6.5 per cent to €18.1bn. Exchange rate movements had a positive impact of 0.7 per cent on revenue.

Of the external revenue generated by the Group, the Passenger Transportation Business segment earned 63.9 per cent, Logistics 15.2 per cent, MRO 10.1 per cent, Catering 9.4 per cent and IT Services 1.4 per cent.

Book profits amounted to €331m and were much smaller than in 2004 (€446m). Total operating expenses concurrently increased by 6.5 per cent to €19.0bn. Besides the surge in fuel expenses by €843m, operating expenses also contain impairment losses of goodwill and other fixed assets totalling €304m (2004: €34m). The profit from operating activities consequently decreased by €235m compared with 2004 from €954m to €719m. On balance, the change in currency parities had a positive effect of €119m on the operating result.

The financial result of €156m was €569m better than in 2004 (–€413m).

After deducting deferred and actual taxes and the share of the profit attributable to minority interests, a positive net result of €453m remains for Lufthansa's shareholders. In 2004 the distributable profit had amounted to €404m.

**External Revenue**
Share of individual business segments in %


63.9 Passenger Transportation
15.2 Logistics
10.1 MRO
9.4 Catering
1.4 IT Services

| Operating result | | 2005 | 2004 |
|---|---|---|---|
| **Profit/loss from operating activities** | €m | **719** | **954** |
| Income from disposal of assets | €m | – 331 | – 446 |
| - of which from aircraft | €m | – 9 | – 31 |
| - of which from financial assets | €m | – 295 | – 405 |
| - other | €m | – 27 | – 10 |
| Income from reversal of provisions | €m | – 138 | – 195 |
| Write-ups of fixed assets | €m | – 17 | – 6 |
| Result from short term financial investments | €m | – 7 | – 30 |
| Past service cost | €m | 4 | 52 |
| Profit/loss from valuation of long-term liabilities and derivatives at the balance sheet date | €m | 31 | 14 |
| Losses from disposal of assets | €m | 20 | 44 |
| Provision for onerous contracts | €m | – 8 | – 38 |
| Impairment losses | €m | 304 | 34 |
| **Balance of eliminations** | €m | **– 142** | **– 571** |
| **Operating result** | €m | **577** | **383** |

**Traffic data, traffic revenue and average yields** In 2005 the Lufthansa Group increased its flight capacity – measured in available tonne-kilometres – by 2.1 per cent and the sales volume by 1.5 per cent to 18.7 billion tonne-kilometres. The traffic revenue generated rose by 8.0 per cent thanks to the positive development of average yields to €13.9bn. The share of traffic revenue in total revenue increased further and in the year under review reached 77.0 per cent (2004: 75.9 per cent).

**Other revenue** Other revenue increased during the financial year 2005 by 1.6 per cent or €65m to €4.2bn (on a comparable basis, i.e. adjusted for the changes in the Group of consolidated companies, by 6.1 per cent or €240m). In 2004 the Chef Solutions division had still been consolidated within the Catering segment up to June.

**Other operating income** In the year under review other operating income declined by 11.9 per cent or €208m to €1.5bn (on a comparable basis the decrease amounted to 12.1 per cent). It contains book profits of €331m from the sale of fixed assets. €9m of this came from the disposal of aircraft and spare aero-engines and €27m from other assets. Added to this were the capital gains of €182m from the disposal of the remaining shareholding in Amadeus Global Travel Distribution and €107m from the sale of Loyalty Partner GmbH. A further €6m was received from the sale of Airest Restaurant- und Hotelbetriebsgesellschaft mbH.

In 2004 total book profits of €446m had accrued from the disposal of fixed assets. €31m of this was due to the sale of aircraft and spare aero-engines and €10m to other assets. Added to this were capital gains of €292m from the sale of a 13.2 per cent stake in Amadeus Global Travel Distribution and another €147m altogether from the sales of the Lufthansa Gebäudemanagement group, Autobahn Tank & Rast Holding and other companies.

Other operating income also includes income from the release of provisions set up in previous years and deferrals. These amounted in the financial year 2005 to €138m, which was €57m less than in the previous year. In 2004 a provision of €42m set up to cover commissions claimed by the travel agency Tour Contact on variable landing charges had been released after a ruling of the Düsseldorf appeal court was overturned.

| Profit breakdown of the Lufthansa Group | | 2005 | 2004 | Change in % |
|---|---|---|---|---|
| Operating income | €m | 19 737 | 18 803 | 5.0 |
| Operating expenses | €m | 19 018 | 17 849 | 6.5 |
| Profit/loss from operating activities | €m | 719 | 954 | – 24.6 |
| Financial result | €m | 156 | – 413 | – |
| Profit/loss from ordinary activities | €m | 875 | 541 | 61.7 |
| Income taxes | €m | – 263 | – 133 | – 97.7 |
| Minority interest | €m | – 159 | – 4 | – |
| Net profit/loss for the year | €m | 453 | 404 | 12.1 |

**Operating expenses** Total operating expenses came to €19.0bn and were 6.5 per cent above the corresponding figure in 2004 (on a comparable basis 7.7 per cent up on 2004). After eliminating impairment losses, which in 2005 amounted to €304m, operating expenses were 5.1 per cent (on a comparable basis 6.2 per cent) higher than in 2004.

**Cost of materials and services** Of all the individual operating expenses, the cost of materials and services recorded the largest year-on-year rise after depreciation, amortisation and impairment with an increase of 9.3 per cent (on a comparable basis 11.1 per cent) to €9.0bn. The main cost driver was fuel. In 2005 the Group's airlines had to expend €2.7bn on kerosene; this was €843m or 46.3 per cent more than in 2004. Higher traffic output was responsible for merely 2.4 per cent of this rise. By contrast, fuel prices denominated in US dollars, inclusive of fuel price hedging, soared by 42.1 per cent compared with 2004, while the weaker euro pushed up this cost factor by 1.8 per cent. Fuel price hedging once again achieved a significantly positive result in 2005 of €278m (2004: €232m). The share of fuel costs in total operating expenses consequently rose further to 14.0 per cent (2004: 10.2 per cent).

The decrease in expenditure on other raw materials and supplies and purchased merchandise by 7.3 per cent to €1.9bn was caused largely by the effect of the disposal of the Chef Solutions division in June 2004. On a comparable basis, this cost item would have been 1.1 per cent lower than in 2004.

The total cost of purchased services amounted to €4.4bn and rose by 1.7 per cent (on a comparable basis by 1.9 per cent). Fees and charges came to €2.5bn and were thus on a par with the prior-year figure although overall supply (passenger and freight) was increased slightly. €1.0bn of this (+2.5 per cent) was due to airport handling fees and €662m to air traffic control charges (-7.3 per cent).

Chartering and operating lease expenses went up by 7.1 per cent to €870m. The increase was caused by the further leasing of freighter aircraft and cargo capacity in the bellies of passenger airliners of various airlines by the Logistics business segment. Chartering and operating lease expenses were additionally incurred, as in 2004, within the context of the Lufthansa Regional network in connection with deploying the aircraft of the partner airlines Eurowings (until its first-time consolidation in late December 2005), Augsburg Airways and Contact Air under the terms of the so-called wet charter agreement. This means that Lufthansa charters the aircraft of the partner airlines inclusive of cockpit and cabin crews. The fixed amounts for the use of the aircraft contained in the charter instalment rates are booked as aircraft operating lease expenses, whereas the other costs are posted as chartering costs.

The other purchased services, including MRO, in-flight and IT services provided by third parties, rose moderately by 1.4 per cent altogether to €1.0bn.

**Staff costs** On an annualised average the Lufthansa Group employed a workforce of 90,811 persons in 2005, which was 2.1 per cent fewer than in 2004 (adjusted for the changes in the Group of consolidated companies, the headcount grew by 0.3 per cent to 90,362 employees on an annual average). Staff costs, by contrast, increased by 0.8 per cent (on a comparable basis by 1.5 per cent) to €4.8bn. Within overall staff costs, wages and salaries went up by 0.6 per cent (on a comparable basis by 1.4 per cent). While social security expenditure increased by 2.8 per cent to €597m owing to the raising of the statutory income ceiling for social security payments in 2005, company pension costs remained at the previous year's level.

On 31 December 2005 the Lufthansa Group's workforce totalled 92,303 employees (2004: 90,673), including 1,955 employees of the Eurowings group which was consolidated for the first time at the end of December and 443 employees of Catering companies that were newly included in the consolidated accounts at the start of the 2005 financial year.

**Depreciation, amortisation and impairment** Scheduled depreciation and amortisation in 2005 amounted to €1.1bn – a year-on-year rise of 1.5 per cent (on a comparable basis 2.2 per cent).

In 2005 unscheduled depreciation and impairment losses of €304m were incurred. This related chiefly to the goodwill of the LSG Sky Chefs USA group (€280m) and BizJet International (€20m). The impairment was identified as part of the valuation review that now has to be conducted yearly following the abolition of regular goodwill amortisation. Details of the procedure and the underlying premises are shown in Note 16 to the Consolidated Financial Statements (page 94). In 2004 unscheduled depreciation and impairment losses of €34m were incurred, mainly in respect of aircraft, technical equipment and buildings.

**Other operating expenses** Other operating expenses totalled €3.8bn and were 2.2 per cent (on a comparable basis 2.5 per cent) higher than in 2004. The introduction of the net pricing model in the German market at the beginning of September 2004 had a full positive effect for the first time in the financial year 2005. Despite the sharp increase in traffic revenue, sales commissions fell by a further €128m or 16.2 per cent to €662m. Owing to the weakening of the euro, foreign currency translation losses were incurred in the amount of €345m (2004: €298m); they are offset, however, by foreign currency translation gains of €350m contained in other operating income (2004: €374m). Staff-related expenses likewise showed an increase in 2005. The rise was largely attributable to extended travelling time of the flight crews and the deployment of third-party personnel to cover peak loads.

**Revenue and operating expenses Lufthansa Group**
Change against previous year in %


46.3
25.7
6.5
0.0
0.8
– 16.2
Revenue
Aircraft fuel
Fees and charges*
Staff costs
Depreciation and amortisation
Sales commissions to agencies

| Revenue and operating expenses | | |
|---|---|---|
| Revenue | €bn | 18.1 |
| Aircraft fuel | €bn | 2.7 |
| Fees and charges* | €bn | 2.5 |
| Staff costs | €bn | 4.8 |
| Depreciation and amortisation | €bn | 1.4 |
| Sales commissions to agencies | €bn | 0.7 |

* The security charge levied at German airports (€m116 in 2005, €m124 in 2004) is included. The collection of this item was credited to income.

**Financial result and result after taxes** A positive financial result of €156m was achieved in the year under review (2004: –€413m). It is made up of a positive income result from subsidiaries, joint ventures and associates of €447m (2004: –€42m), a significant improvement in the negative net interest result of –€248m (2004: –€331m) and a balance of other financial items of –€43m (2004: –€40m).

The income from subsidiaries, joint ventures and associates improved by €489m in 2005 compared with 2004. It contains an income contribution from the first-time valuation of Swiss International Air Lines AG using the equity method. The assets and liabilities of Swiss International Air Lines AG, which were acquired on a pro rata basis by AirTrust AG and were duly accounted for at their fair value, exceeded the purchase price paid by AirTrust AG by €291m. In line with IFRS 3, which is mandatory as of the financial year 2005, such an excess amount has to be recognised with immediate effect in the income statement. But even excluding this effect the income result from subsidiaries, joint ventures and associates would have been €198m up on the year. The improvement was due almost exclusively to the Thomas Cook group, which transformed the pro rata loss borne by Lufthansa in 2004 (–€101m) into a pro rata profit of €54m.

The negative net interest result likewise improved by €83m to –€248m. It contains €200m of accrued interest expenditure on retirement benefit obligations (2004: €246m). Besides the lower interest rate, overall interest charges were reduced in particular by the remuneration of retirement plan assets. The remainder of the improvement in the net interest result was due to the rise in liquidity in the course of 2005.

The depreciation of financial assets and securities and the negative result from the measurement of derivatives at fair value, which are booked under other financial items, came to €43m in 2005 and thus matched the 2004 level.

The result from operating activities of €719m plus the financial result add up to a profit before income taxes of €875m (2004: €541m). After deducting the (largely deferred) income tax expense of €263m, the result after taxes comes to €612m (2004: €408m). €159m of this is attributable to minority interests (2004: €4m). Profit shares of €149m are payable to the co-shareholders of AirTrust AG and result from the income from the first-time at-equity valuation of Swiss. This leaves a net profit for the year attributable to the shareholders of Deutsche Lufthansa AG of €453m (2004: €404m).

**Appropriation of the profit** Deutsche Lufthansa AG, as the Group's parent company, posted a net profit for the financial year 2005 based on the German Commercial Code (HGB) of €455m.

After transferring €226m to retained earnings this leaves a distributable profit of €229m. Executive Board and Supervisory Board will submit a motion to the Annual General Meeting on 17 May 2006 to appropriate this sum in order to pay a dividend of €0.50 per share.

| **Profit and Loss Account Deutsche Lufthansa AG drawn up under the German Commercial Code** in €m | **2005** | 2004 | **Change in %** |
|---|---|---|---|
| Traffic revenue | 11 808 | 10 950 | 7.8 |
| Other revenue | 226 | 220 | 2.7 |
| **Turnover** | **12 034** | **11 170** | **7.7** |
| Other operating income | 1 089 | 958 | 13.7 |
| Operating expenses | – 13 083 | – 12 295 | – 6.4 |
| **Profit/loss from operating activities** | **40** | **– 167** | **–** |
| **Financial result** | **451** | **450** | **0.2** |
| **Profit/loss from ordinary activities** | **491** | **283** | **73.5** |
| Taxes | – 36 | – 18 | – 100.0 |
| **Net profit** | **455** | **265** | **71.7** |
| Withdrawal from/transfer to retained earnings | – 226 | – 127 | – 78.0 |
| **Net result** | **229** | **138** | **65.9** |
| | | | |
| **Dividend proposal per share in €** | **0.50** | **0.30** | **66.7** |

| **Balance Sheet Deutschen Lufthansa AG drawn up under the German Commercial Code** in €m | **2005** | 2004 | **Change in %** |
|---|---|---|---|
| **Assets** | | | |
| Intangible assets | 49 | 61 | – 19.7 |
| Aircraft | 3 273 | 3 917 | – 16.4 |
| Other tangible assets | 63 | 70 | – 10.0 |
| Investments | 6 617 | 5 126 | 29.1 |
| **Fixed assets** | **10 002** | **9 174** | **9.0** |
| | | | |
| Stocks | 24 | 16 | 50.0 |
| Accounts receivable | 784 | 675 | 16.1 |
| Other assets and prepaid expenses | 1 333 | 1 243 | 7.2 |
| Liquid funds and securities | 3 300 | 3 634 | – 9.2 |
| **Balance Sheet Total** | **15 443** | **14 742** | **4.8** |
| | | | |
| **Liabilities and shareholders' equity** | | | |
| Capital stock and share premiums | 2 028 | 2 028 | 0.0 |
| Retained Earnings | 756 | 530 | 42.6 |
| Distributable earnings | 229 | 138 | 65.9 |
| **Shareholders' equity** | **3 013** | **2 696** | **11.8** |
| | | | |
| Special items with an equity portion | 8 | 32 | – 75.0 |
| Provisions | 6 650 | 6 470 | 2.8 |
| Bonds and liabilities to banks | 1 508 | 1 497 | 0.7 |
| Other liabilities and deferred income | 4 264 | 4 047 | 5.4 |
| **Balance Sheet Total** | **15 443** | **14 742** | **4.8** |

### b. Value added

In 2005 the Group generated a CVA of €386m (2004: €151m).

| Value creation of the Lufthansa Group and the individual business segments in €m | | | | |
|---|---|---|---|---|
| CVA | **2005** | 2004 | 2003 | 2002 |
| Group | 386 | 151 | – 745 | 404 |
| Passenger Transportation | – 53 | 64 | – 217 | 77 |
| Logistics | 39 | – 26 | – 43 | 510 |
| MRO | 121 | 86 | 37 | 114 |
| Catering | – 71 | – 274 | – 363 | – 229 |
| IT Services | 36 | 40 | 30 | 37 |
| Service and Financial Companies | 239 | 403 | 25 | 29 |

### c. Measures to optimise profitability/results of the Action Plan

The Group systematically seeks to keep its products and services competitive by managing costs, reducing dependencies and reviewing its manufacturing penetration. A current example is the Action Plan running from the start of 2004 with the aim of achieving an ongoing improvement in the result of €1.2bn at the end of 2006. All business segments are actively engaged in analysing, identifying and implementing the individual components. And their efforts are paying off – by the end of the year under review €788m of savings had been realised.

The agreement reached with cabin staff at the beginning of the year 2005 was likewise a key step towards ensuring Lufthansa's long-term commercial viability. The new collective labour agreement concluded with the cabin staff complements the one agreed earlier with ground staff. More flexible working times and lower starting salaries will lead to significant savings in cabin staff costs as from 2006.

## 5. Performance of the individual business segments

### a. Passenger Transportation

The companies making up the Passenger Transportation business segment are Lufthansa German Airlines, Lufthansa CityLine, Air Dolomiti and, since 31 December, the Eurowings group. In 2005 Lufthansa and its regional partners carried 51.3 million passengers, which was 0.7 per cent more than in 2004. The extra 2.5 per cent capacity supplied was fully absorbed by the market; moreover, the passenger load factor was lifted by 1.0 percentage points to 75.0 per cent. The sales volume – measured in revenue passenger-kilometres – rose altogether by 4.0 per cent. In the Asia/Pacific traffic region, one of the areas where the capacity expansion was focused, the passenger load factor reached 79.5 per cent. The highest passenger load factor (81.4 per cent) was achieved on the North Atlantic routes. Against a slight consolidation of supply (–0.5 per cent), demand rose further by 2.2 per cent. In the traffic region Europe including Germany capacity offered was raised by a moderate 1.6 per cent and was fully accommodated in the market. The sales volume rose by 2.5 per cent, while the passenger load factor improved from 63.9 per cent to 64.5 per cent.

Traffic revenue grew at the faster rate of 7.6 per cent to €11.8bn, in part because average yields per revenue passenger-kilometre increased by 3.5 per cent in all. The weakening of the euro accounted for 0.8 percentage point of this positive yield trend.

The positive development of total segment income (+8.3 per cent) caused by the rise in traffic revenue was partly neutralised by the rise in segment expenses (+7.5 per cent). One of the main cost drivers within overall segment expenses was the cost of materials and services, which went up by €693m to €7.0bn. The sub-item fuel expenses alone soared – predominantly owing to higher prices – by 51.0 per cent to €2.2bn. Depreciation, amortisation and impairment charges likewise expanded steeply, going up by 17.3 per cent to €774m; this was caused mainly by higher depreciation of aircraft in the wake of new additions to the fleet in the second half of 2004 and in 2005. Staff costs went up by 3.3 per cent to €2.3bn. The Passenger Transportation business segment had an annualised average workforce of 35,153 employees during the year under review, which was 1.3 per cent more than in 2004. At year-end the headcount totalled 37,042 employees (2004: 34,700), including 1,955 employees of the Eurowings group which was newly consolidated at the end of December 2005. By contrast, other operating expenses remained at the prior-year level.

The segment result amounted to €500m and was well up on 2004 (€382m). The component result from investments accounted for using the equity method that are attributable to the Passenger Transportation business segment came to €298m (2004: –€1m). €291m of this relates to the windfall gain resulting from the at-equity valuation of Swiss International Air Lines AG and €7m to current earnings contributions from the Eurowings group (up to the end of December 2005), British Midland and SWISS (from 1 July 2005).

| Traffic figures of the Lufthansa Group's airlines | | **2005** | 2004 | **Change in %** |
|---|---|---|---|---|
| Passengers | thousand | 51 255 | 50 901 | + 0.7 |
| Available seat-kilometres | million | 144 182 | 140 648 | + 2.5 |
| Revenue pax kilometres | million | 108 185 | 104 064 | + 4.0 |
| Passenger load factor | % | 75.0 | 74.0 | + 1.0 pp |
| Freight/mail | thousand tonnes | 1 736 | 1 753 | – 1.0 |
| Cargo load factor | % | 65.0 | 67.0 | – 2.0 pp |
| Available cargo tonne-kilometres | million | 26 486 | 25 950 | + 2.1 |
| Revenue cargo tonne-kilometres | million | 18 727 | 18 445 | + 1.5 |
| Overall load factor in per cent | % | 70.7 | 71.1 | – 0.4 pp |
| Number of flights | number | 653 980 | 647 785 | + 1.0 |

### b. Logistics

Despite surging fuel prices and lacklustre domestic demand, the Logistics segment earned a significantly better segment result in 2005 than in 2004 in the slipstream of a reviving global economy.

Following the marked rise in traffic output in the previous year, the Logistics segment made use of the market environment in 2005 to attain higher prices and hence to stabilise average yields. As a result, it could not match the volume growth recorded in 2004. Overall capacity supply was expanded by 1.3 per cent. The sales volume decreased by 1.7 per cent, causing the cargo load factor to decline from 67.0 per cent to 65.0 per cent.

Revenue totalled €2.8bn (2004: €2.5bn). Traffic revenue, which accounts for virtually all revenue, climbed by 10.2 per cent compared with 2004 to €2.6bn. The reasons behind this positive development were, firstly, that higher prices were obtained and, secondly, that the fuel price surcharges were pushed through. Higher income from chartering spare capacity to other airlines, which yielded €55m, also contributed to the positive revenue trend. All in all, average yields – measured as traffic revenue generated per revenue tonne-kilometre – increased by 10.8 per cent vis-à-vis 2004.

On average in 2005 the Logistics segment employed 4,768 persons, which was 5.4 per cent fewer than in 2004. The headcount at year-end was 4,704 employees (2004: 4,980). Segment expenses grew more slowly than segment income, rising by 6.9 per cent to €2.7bn. The segment result improved appreciably by €93m to €152m.

### c. Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik is the market leader in the maintenance and repair of aircraft. The demand for MRO (maintenance, repair and overhaul) products picked up appreciably by around 9.1 per cent in 2005 in the wake of a strengthening world air traffic trend. This was accompanied, however, by a further intensification of market competition.

The MRO segment increased its revenue by 2.0 per cent compared with 2004 to €3.1bn. This was due to the positive trend in business with clients outside the Lufthansa Group and the buoyant development of the MRO market. Besides expanding existing business, e.g. through the extension of customer fleets already under contract, the principal propellant of growth was the successful acquisition of new business.

Segment expenses totalled €3.0bn. The year-on-year rise of 2.3 per cent was limited by further cost-cutting and efficiency-boosting measures. Buoyed by revenue growth and successful capacity and cost management, the segment result increased by 26.1 per cent to €280m.

The MRO segment's workforce averaged 17,798 employees in 2005, which was some 1.8 per cent fewer than in 2004. Its year-end headcount stood at 17,864 employees (2004: 18,102).

### d. Catering

The global volume of the airline catering market shrank by around 25 per cent between 2000 and 2005. The bulk of the contraction was accounted for by the US market with a 38 per cent share whereas Europe, with 24 per cent, and Asia, with 14 per cent, were affected to a lesser extent. Over the same period LSG Sky Chefs extended its global market share to around 30 per cent, winning extra market share particularly in Europe (+7 per cent) and Asia (+8 per cent).

In 2005 the Catering segment generated revenue of €2.2bn (2004: €2.3bn). This year-on-year decline was due mainly to the disposal of the Chef Solutions division in June 2004, which had contributed €0.2bn to the Catering group's revenue total in 2004. Adjusted for this effect and for the first-time consolidation of additional catering companies in the financial year 2005, revenue increased by 2.4 per cent. In the classic core business, airline catering, LSG Sky Chefs was able to increase sales in almost all regions – the only exception being North America.

Revenue was likewise boosted in the newly established "Solutions" division, which amalgamates the units responsible for in-flight service processes. This was chiefly attributable to the new business with Virgin Atlantic in the United Kingdom.

The segment result worsened by €104m compared with 2004 to –€286m owing to impairment losses of €280m relating to the acquisition of the LSG Sky Chefs USA group.

The impairment was computed as part of the valuation review that now has to be conducted yearly following the abolition of regular goodwill amortisation. In September 2005 two more US clients of the LSG group filed for protection from creditors under Chapter 11. In contrast, the cost of materials and services, staff costs and other operating expenses were well below the corresponding 2004 figure. This was due on the one hand to the sale of Chef Solutions in 2004 and on the other to the success of the cost reduction programmes. In 2005 the Catering segment employed 28,737 persons on average, or around 6.0 per cent fewer than in 2004. Its year-end headcount totalled 28,295 employees (2004: 28,596).

### e. Leisure Travel

The travel trend in the Leisure Travel segment's relevant markets developed weakly in 2005. In the United Kingdom and the Netherlands the number of holidaymakers travelling with the tour operators went down overall, while in Belgium and Germany a moderate positive trend was registered. The segment managed to increase its market share vis-à-vis 2004 in the German sales markets by 0.7 percentage point to 21.4 per cent and in the UK by 0.3 percentage point to 16.9 per cent. In the sales market West, by contrast, the market share decreased by 1.4 percentage points to 27.9 per cent.

In the year under review 13.2 million customers (+1.1 per cent) purchased one of Thomas Cook's products. The Leisure Travel segment's revenue was raised by 2.4 per cent to €7.6bn. The granting of greater early booking discounts helped to further reduce the share of low-margin last-minute business in overall revenue.

Despite the high fuel costs, the expenses on leisure travel services increased by merely 1.9 per cent to €5.8bn. This was achieved primarily by negotiating improved purchasing terms with key service partners and tailoring supply closely to demand. The steep price rises for kerosene were curbed by price hedging measures, to some extent passed on to the market and finally also offset through savings in other areas of flight business. In addition, the extensive restructuring measures ensured that staff costs, other operating expenses and depreciation, amortisation and impairment were held below previous year's level. In the 2004/2005 financial year the Leisure Travel segment employed 23,306 persons on average, which was 5.4 per cent fewer than in the previous business year.

The segment result accounted for using the equity method improved by €155m to €54m.

### f. IT Services

The IT Services segment generated revenue of €635m (+1.1 per cent). The noticeable upturn in business volume in the fourth quarter compensated for the price-related dip in revenue.

The segment's expenses totalled €596m and thus stayed at the 2004 level (€592m). While staff costs rose by 4.1 per cent, expenditure on purchasing services went down.

The segment result amounted to €68m and was thus virtually identical to the 2004 figure (€69m). On average in 2005 the IT Services segment employed a staff of 3,250; this was 2.3 per cent more than in 2004. The year-end headcount was 3,290 employees (2004: 3,190).

### g. Service and Financial Companies

The income of the Service and Financial Companies segment amounted to €683m. It consists mainly of book profits from the sale of equity stakes in Amadeus GTD of €182m and Loyalty Partner GmbH worth €107m. It also includes the income contributed by the companies held by Lufthansa Commercial Holding GmbH as well as revenue from training services (Lufthansa Flight Training) and credit card commissions (AirPlus). The corresponding segment expenses totalled €291m.

The segment result came to €392m, which is €98m less than in 2004. This is due mainly to the fact that in 2004 even higher book profits accrued from the disposal of shareholdings – such as from the sale of 13.2 per cent of the shares in Amadeus Global Travel Distribution.

The segment Service and Financial Companies employed 1,105 employees on average in 2005, which was 2.0 per cent fewer than in 2004. The year-end headcount was 1,108 employees (2004: 1,105).

## 6. Asset and financial position

**Capital expenditure** In the financial year 2005 the Lufthansa Group invested a total of €1.8bn. €788m of this was spent on the purchases of four Airbus A330-300s and advance payments on aircraft and spare aero-engines. A total of seven aircraft – one Boeing 737-300, five Boeing 747-200s (including three freight planes from Lufthansa Cargo's fleet) and one Canadair Regional Jet – were sold. This yielded book profits of €9m.

A further €315m was invested in building furnishings, software and other tangible assets. A total of €574m was expended on purchases of, or options for acquiring participating interests in, other companies, including Eurowings Luftverkehrs AG, Swiss International Air Lines AG, Fraport AG and WAM Acquisition, S.A., and on granting equity and loans to subsidiaries and associates. On top of this, €152m was invested in long-term securities.

**Cash flow** The significantly improved result for the financial year 2005 pushed up the cash flow generated from operating activities by 4.0 per cent or €75m to €2.0bn. After adjustment for components of the financial result that are not attributable to operating activities and for book profits as well as depreciation, amortisation and impairment, the effect of the result on the cash flow in 2005 was €184m higher than in 2004. The cash flow was depressed by the decline in working capital, which at €90m was €112m below the 2004 figure. The change in working capital is defined as the change in the stock of inventories, receivables and provisions and accruals/liabilities between the two reporting dates. The income tax payments during the year under review, which resulted largely from the disbursement of the remaining retrospective tax burdens ensuing from a tax authority audit for which provisions were already set up in previous years and from income tax payments of foreign Group subsidiaries, reduced the cash flow by €65m (2004: €68m).

Net capital expenditure – the balance of expenditure and income from the purchase and sale of fixed assets, including the associated payment flows from these investments – was negative at €1.1bn (2004: €820m). The free cash flow, meaning the liquid resources remaining after the net capital expenditure, totalled €815m and was €246m less than the 2004 figure. In the financial year 2005 these resources, along with a further €1.2bn, were invested in short-term securities and money market funds. This includes €562m of which €465m was transferred to the Lufthansa Pension Trust to finance payments from retirement benefit obligations. An additional €97m was transferred on 20 December 2005 to an external custodian – the CA-ATZ trust fund – as insolvency cover against employer performance shortfalls in respect of concluded partial retirement agreements. Non-consolidated companies paid a further €3m into the fund. During the initial phase of the standard partial retirement agreement the employee works full-time but receives remuneration commensurate with part-time working.

| Abbreviated cash flow statement Lufthansa Group in €m | 2005 | 2004 | Change in % |
|---|---|---|---|
| **Cash and cash equivalents on 1 January** | **2 836** | **2 001** | **41.7** |
| Profit/loss before income taxes | 875 | 541 | 61.7 |
| Depreciation of fixed assets (net of reversals) | 1 506 | 1 204 | 25.1 |
| Result from fixed asset disposal | – 311 | – 402 | – 22.6 |
| Financial result | – 139 | 404 | – 134.4 |
| Income taxes paid | – 65 | – 68 | – 4.4 |
| Change in working capital | 90 | 202 | – 55.4 |
| **Cash flows from operating activities** | **1 956** | **1 881** | **4.0** |
| Additions to repairable aircraft spare parts | – 1 957 | – 1 837 | 6.5 |
| Proceeds from sales | 526 | 792 | – 33.6 |
| Interest and dividend income | 290 | 225 | 28.9 |
| **Net cash used in investing activities** | **– 1 141** | **– 820** | **39.1** |
| **Free Cash flow** | **815** | **1 061** | **– 232** |
| Securities/fixed-term deposits | – 2 035 | – 837 | 143.1 |
| Increase of capital stock | – | 740 | – 100.0 |
| Long-term borrowings and Repayments of long-term borrowings | – 39 | 93 | – 141.9 |
| Dividens paid | – 137 | 0 | – |
| Interest paid | – 268 | – 223 | 20.2 |
| **Net cash used in financing activities** | **– 444** | **610** | **– 172.8** |
| Effects of exchange rate changes | 1 | 1 | 0.0 |
| **Cash and cash equivalents on 31 December** | **1 173** | **2 836** | **– 58.6** |

* Incl. depreciation of repairable aircraft spare parts and financial assets.

€287m accrued to the Group in the year under review from long-term borrowings. A total of €731m was required for paying off liabilities, interest charges and the dividend payment. This resulted in net cash outflows from financing activities of €444m. In 2004 the amount raised from the capital increase (€740m) had led to net cash inflows from financing activities of €610m.

Altogether the Group used up cash and cash equivalents totalling €1.7bn. In 2004 the stock of liquid resources had increased by €834m. However, €2.4bn was concurrently invested in short-term securities (2004: €1.0bn).

**Capital expenditure, cash flow and depreciation Lufthansa Group**
in €m


880
2 312
1 155
1 581
1 829
1 881
Capital expenditure*
Cash flow from operating activities
2003
2004
2005

* Capital expenditure excludes pro rata results from investments accounted for under the equity method.

| Depreciation and amortisation of fixed assets in €m | | |
|---|---|---|
| 2003 | 2004 | **2005** |
| 1 243 | 1 930 | 1 398 |

At the end of 2005 the Group had net debt of €7m; this means that the net assets of €418m available at the end of 2004 were completely consumed in the course of the year under review. Lufthansa's gearing, calculated as the ratio of net debt plus on-balance-sheet retirement benefit obligations to on-balance-sheet shareholders' equity, was reduced by 3.4 percentage points and now stands at 89.1 per cent. The Group can draw down various unconnected short and long-term credit lines agreed with different financial institutions. On 31 December 2005 the free credit lines had a combined value of €2.0bn.

**Equity ratio and balance sheet structure** The Group's asset total expanded by 6.7 per cent or €1.2bn to €19.3bn. Around half of this growth was due to changes in the group of consolidated companies during the year under review (+€573m). The stock of long-term assets increased by €775m and short-term assets by €427m. The capital expenditure undertaken in the year under review noticeably swelled the long-term financial assets in particular (+€715m). The rise in short-term assets was due to the change in the group of consolidated companies, which boosted the figure by for €172m, and the increase in receivables connected with the buoyant course of business. The ratio of long-term assets to all assets was unchanged at 63.9 per cent.

**Net indebtedness Lufthansa Group**
in €bn


3.812
1.133
0.519
– 0.418
0.007
2001
2002
2003
2004
2005

The growth of total liabilities was caused by the rise in shareholders' equity (€508m) and the increase in liabilities (€694m). Shareholders' equity, which now – in line with the IFRS rules – includes minority interests, expanded by €612m thanks to the good result after taxes. It was dented, by contrast, by the 2004 dividend payout of €137m which was disbursed in May 2005. Other positive effects not recognised in the income statement – especially the change in the fair value reserves arising from the market valuation of financial instruments and other financial assets – are detailed in the Consolidated Financial Statements. The equity ratio increased to 23.5 per cent compared with 22.2 per cent at the end of 2004.

Looking at the debt capital profile, the long-term provisions, accruals and liabilities decreased substantially by €625m, whereas the short-term borrowings and payables increased by €1.3bn. The main reason for this was the partial redemption in January 2006 of the convertible bond issued in January 2002 at the first possible repayment date in the nominal amount of €699m (book value: €625m). Consequently, the equivalent amount was reclassified as at the reporting date as short-term borrowings. Conversely, the deferred income tax obligations, which are also attributable to long-term payables, increased markedly as a result of the substantial net profit posted for 2005. Furthermore, the first-time consolidation of additional companies entails extra long-term liabilities of €149m and short-term liabilities of €153m. The ratio of long-term liabilities to total liabilities decreased from 68.9 per cent to 63.9 per cent.

**Balance sheet structure**
in %

**Assets**


37.7
26.2
18.7
17.4
40.5
23.3
21.0
15.2
Aircraft and spare engines
Other long-term assets
Liquid assets and shares
Other short-term assets
2005
2004

**Shareholders' equity and liabilities**


23.5
40.5
36.0
22.2
46.6
31.2
Shareholders' equity
Long-term capital
Short-term capital
2005
2004

**Financial strategy and financial management** The Lufthansa Group's financial strategy is aimed at ensuring a high degree of financial flexibility coupled with a robust credit rating. Lufthansa intends to lastingly strengthen its capital structure as a solid foundation for facilitating long-term, value-enhancing growth of the Group. In the medium term the equity ratio is to be raised to 30.0 per cent. A key factor in this, besides adequately replenishing the retained earnings, is the dedicated funding of the retirement benefit obligations from available cash resources, which was started in 2004. Over a period of ten to fifteen years the Company's pension commitments are to be fully funded via a contractual trust agreement (CTA) in order to ensure that the retirement benefit obligations are permanently counterfinanced.

The Lufthansa Group's financing is managed on a centralised basis. An inter-Group financial offset and cash management system reduces the financing volume and optimises the Group's treasury operations with a positive effect on the net interest result. The aim is to minimise interest payments and reduce the volatility of earnings.

A Group-wide finance and liquidity plan ensures that the Lufthansa Group always has sufficient liquid reserves at its disposal, for which the defined floor is €2bn. These liquid reserves are supplemented by free, firmly committed credit lines from banks. Hence Lufthansa's liquidity requirements are reliably cushioned against cyclical fluctuations and volatile financing markets.

**Ratings** The Lufthansa Group is currently the sole European airline with investment-grade ratings from both Moody's (Baa3/stable) and Standard&Poor's (BBB/negative).

## 7. Innovation and fleet

**Development at Lufthansa** As a service company Lufthansa does not indulge in classical research and development activities. Instead the Group has been actively engaged for more than ten years on investigating the effects of air traffic on the environment. Lufthansa supports a number of research projects in this area (see section on Sustainability page 68 et seqq.).

**Innovation** The Lufthansa Group attaches great importance to innovative products and services. In the Passenger Transportation business segment the focus is on the ongoing development of products and services and the optimisation of processes. Thus the airline has led the way in recent years with its HONCircle Club, the First Class terminal and its executive business jet service on selected America routes. Lufthansa was likewise a pioneer in on-board broadband internet access and currently has the world's largest internet-capable fleet with 50 aircraft. In addition, the private jet service and the electronic ticket system etix are to be extended. This is one of the reasons why Lufthansa German Airlines was chosen by the US trade journal TravelSavvy as the most innovative airline in 2005. Similarly, we were awarded first place in six categories under the Business Traveler Award.

**Group Fleet**
Number of commercial aircraft and additions to the fleets of Lufthansa German Airlines (LH), Lufthansa AG (LH), Lufthansa Cargo (LCA), Lufthansa CityLine (CLH), Air Dolomiti (EN), Germanwings (4U) und Eurowings (EW) as of 31 Dezember 2005

| Manufacturer/ Type | Group fleet | | | | | | | | Finance Lease | Operating Lease | | | | | Operator | | Additions 2006-2015 | Additional options |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | LH | LCA | CLH | EN | 4U | EW | Group owned | | | LH | LCA | CLH | EN | 4U | EW | | |
| Airbus A300 | **14** | 14 | – | – | – | – | – | 14 | – | – | 14 | – | – | – | – | – | – | – |
| Airbus A310 | **6** | 6 | – | – | – | – | – | 6 | – | – | 6 | – | – | – | – | – | – | – |
| Airbus A319 ** | **37** | 20 | – | – | – | 4 | – | 24 | 1 | 12*** | 16 | – | – | – | 21 | – | 18*** | 12 |
| Airbus A320 | **39** | 36 | – | – | – | – | – | 36 | – | 3 | 36 | – | – | – | 3 | – | – | – |
| Airbus A321 | **26** | 25 | – | – | – | – | – | 25 | 1 | – | 26 | – | – | – | – | – | – | – |
| Airbus A330 | **12** | 10 | – | – | – | – | – | 10 | – | 2 | 12 | – | – | – | – | – | – | – |
| Airbus A340 | **39** | 38 | – | – | – | – | – | 38 | – | 1 | 39 | – | – | – | – | – | 7 | 10 |
| Airbus A380 | **0** | – | – | – | – | – | – | 0 | – | – | – | – | – | – | – | – | 15 | 5 |
| Boeing 737 | **63** | 61 | – | – | – | – | – | 61 | – | 2 | 63 | – | – | – | – | – | – | – |
| Boeing 747 | **30** | 28 | – | – | – | – | – | 28 | 2 | – | 30 | – | – | – | – | – | – | – |
| Boeing MD11F | **19** | – | 19 | – | – | – | – | 19 | – | – | – | 19 | – | – | – | – | – | – |
| Canadair Regional Jet * | **79** | 9 | – | 53 | – | – | – | 62 | 9 | 8 | – | – | 62 | – | – | 17 | 12 | 10 |
| ATR | **32** | – | – | – | 3 | – | 7 | 10 | 9 | 13 | – | – | – | 14 | – | 18 | – | – |
| Avro RJ85 | **18** | – | – | 5 | – | – | – | 5 | – | 13 | – | – | 18 | – | – | – | – | – |
| BAE 146 | **18** | – | – | – | – | – | 1 | 1 | – | 17 | – | – | – | 5 | – | 13 | – | – |
| **Total aircraft** | **432** | **247** | **19** | **58** | **3** | **4** | **8** | **339** | **22** | **71** | **242** | **19** | **80** | **19** | **24** | **48** | **52** | **37** |

* The aircraft owned by Lufthansa are currently leased to Eurowings.
** Four of the aircrafts owned by Lufthansa are currently leased to Germanwings.
*** Allotted for Germanwings.

In order to be able to offer our customers innovative products and services in future, too, we are working continuously in the individual Group companies – in some cases in conjunction with partners – on developing new systems and processes.

To further enhance the service for our customers we are elaborating solutions in the Passenger Transportation business segment to enable passengers to check themselves in en route (mobile check-in) or at home (self-printed boarding pass). To improve both service and security we are testing the possibility of integrating biometric data into the boarding card. One innovation that has already been implemented – on 23 January 2006 – is the live broadcasting of four TV channels which our customers can receive on board via the broadband internet link Lufthansa FlyNet.

We are working full speed on the forthcoming introduction of the new Airbus A380. Operational processes and the internal corporate organisation are being adjusted accordingly. The business segment IT Services has devised an electronic flight map system for the A380 together with Airbus. The MRO segment is constructing a new maintenance hangar for the A380 at Frankfurt Airport. The Catering segment has developed a new hydraulic lift for in-flight service which is also designed for the supersized A380. In addition Lufthansa Technik has already elaborated a concept for the internal furbishing of the A380 as a private jet.

**Fleet** The Lufthansa Group operates a fleet of 432 commercial aircraft of which 339 are the commercial and legal property of the Group and 93 are leased. In 2005 Lufthansa took delivery of four new aircraft (Airbus A330s). In 2006 the Group will take charge of four A340-600s in the last two quarters. Another three aircraft of the same type have been commissioned for 2007. They will replace currently leased aircraft.

52 new aircraft additions are planned so far up to the end of 2015. The biggest capital expenditure project is the Airbus A380. It is to serve as a role model both on the ground and in the air as a flagship of innovation. Lufthansa has ordered 15 of these superjumbos, of which four are to be deployed at the start of the summer 2008 timetable. Owing to its greatly expanded capacity the A380 will provide growth without having to increase the number of aircraft in use and will simultaneously improve the fleet's efficiency thanks to its 20 per cent lower operating costs than conventional long-haul aircraft. The A380 will prove especially advantageous on strongly frequented routes to Asia and North America and at international hubs with limited capacity.

In 2005 we laid the basis for the modernisation of the regional fleet by placing orders for 12 CRJ900s. They will replace 20 CRJ200 aircraft.

## 8. Employees

As we wish in future to lay even greater emphasis on customer satisfaction as well as on innovation and growth, we are seeking more than ever before to nurture and harness the know-how and vast performance potential of our employees. The efficiency and commitment of our staff are a key component of Lufthansa's success. Our objective is therefore to utilise and promote the capabilities of our employees for our commercial benefit by encouraging them to identify with our corporate aims and hence themselves to think and act in an entrepreneurial spirit. Achieving top performance in all fields places high demands on our staff. We support them in this process through a wide range of career development measures.

**Training** Each year we invest around €300m in training measures for our employees. The Lufthansa Group offers over 40 different vocational courses with a technical, commercial or information technology focus. In 2005 some 320 young people received a traineeship with Lufthansa. On the reporting date 31 December 2005 we had 1,576 apprentices and trainees on our pay-roll. More than 2,000 employees took part in internal further training measures.

The integrated study/work courses offered by Lufthansa – that means combinating training or an internship with Lufthansa with theoretical studies - are proving popular. In 2005 around 250 students in 12 different disciplines took advantage of this training. Another growing field is eLearning. Last year around 450 different learning programmes with a total of 1,762 teaching hours were in use at Lufthansa. The share of eLearning in the overall training volume has meanwhile reached approximately 25 per cent.

**Trends in staff numbers** On 31 December 2005 the Lufthansa Group's workforce totalled 92,303 employees (2004: 90,673). This figure includes 1,955 staff of the Eurowings group which was newly consolidated at the end of December and 443 people employed by Catering companies which were likewise included into the group of consolidated companies for the first time. As the revenue generated by the workforce grew by 6.5 per cent in 2005, the productivity of our employees improved.

In 2005 the employee total in most of the consolidated segments of the Lufthansa Group contracted. The Logistics segment recorded the largest year-on-year drop of 5.5 per cent. At the end of the year it employed 4,704 persons altogether. In the MRO segment the headcount shrank by 1.3 per cent up to the end of the year to 17,864, while the Catering segment's staff total declined by 1.1 per cent to 28,295. In the biggest Passenger Transportation business segment the number of employees increased up to 31 December 2005 by 6.7 per cent compared with the end of 2004 to 37,042 persons. This figure contains the 1,955 employees of the Eurowings which were newly consolidated in the Group accounts in December. The number of ground staff rose by 5.2 per cent, whereas the number of flight personnel increased by 8.2 per cent. The IT Services segment likewise recorded a slight increase in its workforce over twelve months to 3,290 (+3.1 per cent).

**Staff Lufthansa Group**
by business segments



| | |
|---|---|
| **37 042** | Passenger Transportation |
| **4 704** | Logistics |
| **17 864** | MRO |
| **28 295** | Catering |
| **3 290** | IT Services |
| **1 108** | Service and Financial Companies |

The share of Lufthansa employees working outside Germany fell marginally in comparison with 2004 to 33.9 per cent. In Germany the labour trends at the various locations showed disparate trends. The expansion of the Munich hub caused the number of employees there to jump by 16.2 per cent. The year-on-year growth in jobs in Cologne (+20.8 per cent) and Berlin (+5.9 per cent) was largely the result of the consolidation of Eurowings/Germanwings. In Frankfurt (-0.5 per cent) and Hamburg (-1.2 per cent), by contrast, the workforce decreased. The revival in demand for aviation services pushed up the number of Service Professional trainees by almost 37 per cent to 771. In addition, 168 pilots (+42.4 per cent) being schooled at Lufthansa's pilot's school were offered the prospect of joining the Group's cadre of pilots after successfully concluding the final part of their training on the respective aircraft type. This also covered pilots who had finished their training in the previous year.

**Revenue per full-time equivalence Lufthansa Group**
in € thousand


199
197
155
201
225
2001*
2002
2003
2004
2005

* Difference due to changes in the group of consolidated companies.

## 9. Customers and sales

**Segment Passenger Transportation** In 2005 a total of around 51.3 million people flew with Lufthansa. The largest share of passengers, at 77.2 per cent, were counted within the European region. This was followed by the traffic regions America with 11.7 per cent, Asia/Pacific with 7.4 per cent and Middle East/Africa with 3.7 per cent.

With its Miles & More programme – around 11 million members were registered at year-end – Lufthansa has the leading customer loyalty programme in Europe. Air China became the latest new partner airline to join up to the Miles & More programme. On 1 April 2006 the frequent flyer programme of SWISS will also be integrated. With such initiatives as the HONCircle Club for the premium segment and further programmes, e.g. JetFriends for children and youngsters, Lufthansa seeks to win and hold various social groups as customers. The level of customer satisfaction is constantly gauged through corresponding surveys.

In its marketing activities Lufthansa exploits its strong brand, which is characterised by a high level of recognition and a positive image. Big clients, companies and other important customers are accorded key-account treatment. For small and medium-sized enterprises there is the corporate bonus programme PartnerPlusBenefit.

For individual ticket sales Lufthansa employs a multi-channel strategy. Direct selling is executed via call centres and the internet. This distribution channel is to be further extended for private customers. In Germany around 10 per cent of revenue is meanwhile generated via www.lufthansa.com, and another 10 per cent via other internet portals and the websites of travel agencies.

In the stationary marketing segment tickets are mostly sold through travel agents. In order to boost sales, the travel agents are offered incentives.

**Segment Logistics** The client base is composed of 12 global partners (more than €30m revenue p.a.), around 120 business partners and roughly 1,000 forwarders and shippers. The most important sales region is Europe followed by Asia and America. In addition, electronic distribution channels are becoming increasingly important.

Customer relationships with very large or important clients – global partners, global industries – are managed on the basis of key accounts. Marketing is conducted primarily through direct selling and, in less important regions of the world, partly through general sales agents.

Lufthansa Cargo has stepped up its distribution activities in the North American market. With the implementation of the Gateway concept North American traffic is now steered via the four airports New York, Los Angeles, Atlanta and Chicago. The outcome is a clearly improved service and a stronger customer orientation. In South America Sao Paulo remains the gateway to the market. Lufthansa Cargo currently has 26 stations in the USA and South America.

Customer loyalty is to be reinforced by means of numerous measures such as customer advisory boards, global partner meetings, trade fairs, image campaigns and marketing events.

**Segment MRO** The segment Maintenance, Repair and Overhaul (MRO) currently has a total portfolio of 515 clients. Its largest single customer, however, remains Lufthansa German Airlines. The three most important external customer groups in terms of revenue share are scheduled airlines, charter and no-frills airlines, and VIP jet operators. The most significant region is Europe, which accounts for over 70 per cent of the MRO segment's revenue. Then come Asia, the CIS countries, Middle East/Africa and America.

In order to give customers an even better local service, Lufthansa Technik opened new sales offices in 2005 in Seattle, Dubai and Malpensa. The sales office in Seattle maintains close local contact with the key major aircraft leasing companies; they own more than two-thirds of all aircraft leased worldwide.

Sales activities are organised centrally in the form of direct marketing, although individual products may be sold through decentralised distribution. Marketing is regionally structured, and major clients are given individual attention as key accounts.

In addition, the MRO segment keeps in touch with customers via international trade fairs and conferences as well as via regular notifications of all innovations and new developments.

**Segment Catering** The Catering segment's clientele comprises some 270 carriers, which is virtually all international airlines. The regional revenue breakdown is around 60 per cent in EMEA (Europe, Middle East, Africa), 30 per cent in North and South America and 10 per cent in Asia/Pacific. Scheduled airlines are catered for worldwide, charter airlines only in Europe and no-frills carriers in Europe plus Asia.

At present the largest single revenue share of around 18 per cent of total revenue is generated with the companies belonging to the Lufthansa Group. On top of this, the LSG Sky Chefs group has managed in recent years to expand its collaboration with successful airlines such as Asiana and Virgin Atlantic Airways.

Marketing is organised via global account managers with worldwide responsibility for one or more customers – depending on the amount of revenue generated by the customer – and regional or local account managers with regional or local geographical responsibilities. In addition to these regional sales functions, a corporate sales function is located within LSG Holding for the top 50 clients.

**Segment Leisure Travel** Thomas Cook is represented with 34 tour operator brands in nine European countries. In all these countries the company operates its own travel agency chains and in three countries its own airlines.

Customer loyalty is traditionally low in the leisure travel industry, as products can easily be compared with those of other companies and small price differences often determine the purchaser's choice. Thomas Cook is endeavouring to bind customers more closely through high brand quality, first-class service, a good price/performance ratio, customer care at the holiday destinations and an unbureaucratic complaints management – in other words, through high product quality. Added to this are incentive and information programmes for travel agency staff. For some years now the German airline Condor has participated in Lufthansa's frequent flyer programme Miles & More.

Sales and marketing are organised on a decentralised basis. In the individual source countries the group's products are marketed via the respective brands. Responsibility for sales and marketing is split accordingly. In the United Kingdom and France the travel agency chains of Thomas Cook are the market leaders.

Direct distribution channels are recording high rates of growth and are gaining in importance in all countries. More than 10 per cent of the total travel turnover in Germany is already generated via proprietary websites, call centres and virtual travel agency partners. Thomas Cook constantly improves the functionalities and its product portfolio advertised on the websites of the travel agencies and individual tour operators so as to offer customers the best service in the direct distribution segment, too.

**Segment IT Services** Lufthansa Systems' customer base comprises around 180 clients, primarily in the airline industry. These are complemented by companies such as logistics service providers, banks and financial service providers, industrial enterprises and public transport operators. At present the IT segment generates approximately 60 per cent of its revenue with the companies belonging to the Lufthansa Group. This share is to be reduced to 40 per cent in the medium term by winning more external customers. Within the airline industry Europe is the regional focus. Asia/Pacific and America are the growth regions of Lufthansa Systems.

The segment's products are sold to airline companies via direct marketing, divided into the regions Europe/Middle East/Africa, Asia/Pacific and America. Lufthansa German Airlines enjoys key account status. Customer relationships with the other clients are organised on an industry-specific basis. For highly standardised solutions (plug & work) Lufthansa Systems is currently constructing a model distribution channel via distribution partners.

A special marketing campaign has been running since September 2005 to market the newly developed innovative IT system FACE (Future Airline Core Environment).

## 10. Sustainability

**Displaying responsibility – maintaining a balance** The provision of service is our profession. And with our service performance we wish to set the benchmark for the European airline industry. We owe it to our investors to lastingly and reliably create value. The yardstick for this is set by the capital market. Commercial success and an entrepreneurial geared to sustainability and environmental protection are not mutually exclusive, however. What we understand by the concept of sustainability is, rather, harmonious interaction between the three pillars economy, ecology and corporate social responsibility. Our goal, in taking due account of these three components, is to foster a growth-boosting corporate culture and to secure sustained, commercial success for the Group.

Maintaining a balance is a key imperative for us. Treating the environment benignly and assuming entrepreneurial responsibility are therefore primary corporate aims, and we regularly track and report the progress made towards achieving those aims. Each year we publish the "Balance Journal" as a separate sustainability publication.

**Environmental management** In our work we consume energies and raw materials; this also produces waste and emissions. In order to minimise these effects both locally and globally, the Lufthansa Group has developed guidelines for pro-active ecological care and obliged its companies to observe them. They are both an expression of our responsibility and the basis of our Group-wide environmental management.

Since 1995 Lufthansa has had environment representatives or an environment department in every relevant management unit at Group level and in the wholly owned subsidiaries. All the Group companies annually supply up-to-date data to our comprehensive environment database. We derive important ecological ratios from these which serve as the basis for the planning and monitoring the efficacy of the measures taken to constantly improve our environmental management. Ecological ratios also play a key role in our aircraft procurement strategy.

**Kerosene consumption** Driven by our own motivation to act in harmony with the environment, we have for years been reducing the average kerosene consumption per passenger within the Lufthansa fleet. In 2006, too, energy-saving activities will be at the focus of our operational environmental protection efforts with the threefold aim of conserving natural resources, guarding the climate and reducing costs.

To ensure that we can draw on an adequate supply of fuel over the long term, we have commissioned a study. One aim of this analysis is to evaluate and summarise the state of research on the present and future supply situation and price trend up to 2030 on the crude oil and kerosene markets. Another aim is to obtain an overview of potential alternatives to kerosene not based on crude oil that could serve as fuel for turbofan and turboprop engines.

**Environmental research** Specific and often very extensive and expensive research is required to facilitate an objective evaluation of the effects of air traffic on the environment and identify the right approach to minimising environmental burdens. For this reason Lufthansa supports a number of scientific projects, especially in the fields of climate and noise research. The table below gives an overview of the projects which we are currently promoting.

**CARIBIC**
An EU project to investigate the Earth's atmosphere at cruising altitude. Tests are conducted aboard a Lufthansa long-haul aircraft

**MOZAIC**
An EU project to observe the Earth's atmosphere through the continuous measurement of climate-relevant trace gases at cruising altitude

**"Quiet Traffic"**
An intermodal research project to reduce the noise of road, rail and aircraft traffic

**FREQUENZ**
A research and development project on reducing noise by retrofitting aircraft

**AERONET**
An EU project to coordinate European research projects on the reduction of aircraft emissions

**CONSAVE 2050**
An EU project to forecast the growth of air traffic and emissions

**CORAXX**
This project involves optimising a complex atmospheric chemistry model by measuring CO at cruising altitude

**DOSMAX**
An EU project for the continuous measurement of radiation at high altitudes during increased solar activity

**Measurement of jet engine emissions**
A research project using optical measu ring techniques to study the effect of processes inherent in aircraft ageing on jet engine emissions

**Epidemiological study of high altitude radiation**
Examination of potential links between exposure to radiation at high altitudes and mortality risks for flight crews

## Core principles of the UN Global Compact

**Human rights**
The Secretary-General asks world business to
**Principle 1:** support and respect the protection of internationally proclaimed human rights in their sphere of influence;
and
**Principle 2:** make sure that they are not complicit in human rights abuses.

**Labour**
The Secretary-General asks world businesses to uphold
**Principle 3:** the freedom of association and the effective recognition of the right to collective bargaining;
**Principle 4:** the elimination of all forms of forced and compulsory labour;
**Principle 5:** the effective abolition of child labour;
and
**Principle 6:** the elimination of discrimination in respect of employment and occupation.

**Environment**
The Secretary-General asks world business to
**Principle 7:** support a precautionary approach to environmental challenges;
**Principle 8:** undertake initiatives to promote greater environmental responsibility;
and
**Principle 9:** encourage the development and diffusion of environmentally friendly technologies.

**Anti-Corruption**
**Principle 10:** work against all forms of corruption, including extortion and bribery.

**UN Global Compact** At the end of 2002 Lufthansa became the first airline in the world to commit itself to the principles of the UN Global Compact, the Good Corporate Citizenship initiative launched by UN Secretary-General Kofi Annan. The objective of this international forum is the voluntary commitment of globally active enterprises, institutions and organisations to core principles concerning "Human rights", "Labour", "Environment" and "Anti-Corruption" (see box). Through its membership Lufthansa has voluntarily pledged itself to pursue ethical business practice, to live these core principles and to advance them in its sphere of influence of activity.

**Knowledge and ideas management** Lufthansa practices knowledge management at several levels. A major role in this is played by our intranet portal eBase. It collates internal Group information which can be systematically retrieved or structurally filed by all employees via numerous knowledge management and document management functions. With its information on the organisation of the Group and lists of contact partners, it facilitates targeted communication within the company. But knowledge management is also practised at the micro level at Lufthansa via department-specific knowledge banks, reference libraries, process visualisations/documentations and much more besides.

Disseminating best practice across borders for beneficial effect is the aim of the initiative "Best Practice Exchange" of Lufthansa German Airlines. The construction of a cross-country database makes it possible, say, in the areas of passenger processes or sales, for special know-how to be keyed in, for example, by staff in London and read and used by staff in Rome or Singapore.

"Impulses", our Group-wide idea database, comprises around 12,000 successfully implemented proposals. Each year some 2,500 new ideas are submitted. Since 2004 our ideas management has been integrated into our intranet. Both realised and unrealised proposals worldwide can be viewed via this medium and checked for their applicability in other areas.

To advance the use of idea and knowledge management and promote innovation, Lufthansa stages the annual international forum "Innaviation", which in 2005 took place under the slogan "Managing Quality and Creativity".

## 11. Risk and opportunity report

**System for the timely detection and management of risks** As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks.

The risk management strategy of Deutsche Lufthansa AG permits the Group to exploit business opportunities that present themselves as long as a risk-return ratio in line with market conditions can be realised and the associated risks are an appropriate and sustainable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Group's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Group and its enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies.

One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee ensures sure, on behalf of the Executive Board, that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

All major potential risks to the Group's profitability or basis of existence are documented in a risk map; this risk map is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one-third of the earnings result necessary to maintain the Group's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa's risk management system are themselves regularly reviewed and reinforced.

Over and above appropriate insurance solutions, contingency plans tailored to each individual risk situation are in place for the purpose of combating and controlling risks.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (PwC) examined Lufthansa's system for the early detection of risks as part of its audit of the annual financial statements. It confirmed that the system meets the defined requirements.

**Risks and opportunities of future development** The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on the Lufthansa Group's course of business. Cyclical economic changes generally trigger a corresponding effect on the demand for scheduled aviation services with a slight time-lag.

The world economy grew significantly in 2005 despite dramatic rises in crude oil prices. The persistently favourable financing terms, resurgent corporate profitability in the industrial countries and the robust growth in the emerging markets will ensure another strong expansion of world trade in 2006. Potential risks which could jeopardise this scenario are a further increase in oil prices, geopolitical risks such as war and terror or pandemic diseases to which the global aviation industry is increasingly prone.

The biggest single influence on Lufthansa's result in 2005 came from the dramatic increase in expenditure on kerosene. This soared by 46.3 per cent in the course of the year. The fuel bill climbed from €1.8bn in 2004 to €2.7bn in 2005. Airlines worldwide, including those of the Lufthansa Group, responded to this development by introducing price surcharges to help counter the higher fuel expenditure, which were successfully asserted in the market. Thanks to this measure plus the routinely deployed fuel price hedging instruments, Lufthansa was able to offset a substantial part of the additional cost burdens. Although the market accepted the introduction of price surcharges, it is possible that a further rise in fuel prices may have a negative impact on the demand trend.

In assessing the business outlook for the Passenger Transport Business segment, Lufthansa is confident that it will profit in the medium and long term, too, from a growing demand for aviation services. However, the growth dynamics and demand structure are likely to vary across the different segments. Thus in intercontinental traffic Lufthansa anticipates that in the wake of further market liberalisation and on account of the ongoing strong growth in Asia, in particular, its own business volume will also grow. In European continental traffic, by contrast, the increasing price competition together with the more subdued pace of economic expansion are leading to a more muted demand trend.

In global air freight market growth rates in 2005 were below the multi-year average rate. Air freight business will remain an attractive growth market in the future, too. The growth is focused in the standard segment which is dominated by the shipping companies. Within this segment it is especially the low-margin collective shippers and the business with ship-ready units that is expanding. Lufthansa Cargo's strategy, which was newly formulated in 2005, is aimed at continuing to participate in growth in a changed market setting.

In 2005 the Logistics segment increased profit despite the burdens ensuing from the hike in fuel prices. In keeping with the agreed rules, surcharges were also levied on freight rates to compensate for these extra burdens caused by the surging fuel prices. Yields per flight were stabilised through targeted yield and capacity management, which included optimising the freight plane capacities. The segment simultaneously managed to lower unit costs appreciably in the wake of implementing the reorganisation.

The Lufthansa Group will be able to benefit further in all business segments from the trend towards outsourcing services that were previously produced in-house triggered by the cost pressures throughout the sector. Moreover, the pressure to consolidate in the air traffic industry remains high in virtually all markets. However, the business segments face stiff competition from other service providers. To be able to offer competitive prices, the initiated measures and programmes aimed at reducing costs must be achieved in full.

Combining the strengths of Lufthansa and SWISS appears to be a sound strategy for meeting the future challenges arising from the lasting changes in the European market and competitive landscape in the air traffic industry, to safeguard long-term commercial viability and to permanently raise the competitiveness of the two partners now amalgamated under the umbrella of Lufthansa. The importance and connectivity of the three hubs Frankfurt, Munich and Zurich are, in keeping with the principles of cost effectiveness, not only to be retained but also developed further in a fair fashion in line with the respective market potential, customer preferences and the quality and cost structures. The two strong brands Lufthansa and SWISS, a joint frequent flyer programme and, not least, an attractive combined route network may be expected to act as a stimulus for joint growth.

Owing to its stable financial situation, further business opportunities are open to Lufthansa in Europe owing to the need for consolidation within the industry even after the merger with SWISS. The eastern enlargement of the EU will continue to offer possibilities for growth in the Passenger Transportation business and Leisure Travel segments in the coming years.

**Human resources risks** The Lufthansa Group's growth and development depends crucially on the commitment and capability of its staff. We are facing constantly growing competition for highly qualified experts and managers. We are meeting this challenge by, for example, nurturing close contacts with universities and through a recruitment programme tailored to our requirements. Attractive career development measures and a performance-related remuneration structure are the basis for winning and retaining staff.

**Competition** Competitiveness in the airline industry, heavily dependent as it is on the cyclical development of the overall economy and geopolitical factors, hinges on how flexibly a company can react to changes in demand. A key requirement remains keeping fixed costs flexible and variable; this can be decisive for winning a competitive edge.

Personnel costs have been made more flexible by the collective wage agreements concluded for ground staff, cockpit crews and cabin personnel with the social partners back in 2004 as part of the Concerted Action programme. This enables the Group to react quickly to fluctuations in demand and to better equalise economic consequences. Competitive collective labour agreements tailored to the special features of each segment with new competitive pay scales have also been agreed in the Lufthansa AG and LSG Sky Chefs. We anticipate the conclusion of similar solutions for the other business segments in 2006.

Aircraft and staff productivity have likewise been raised further and the flexibility and speed of response in the deployment planning for cockpit crews and cabin staff have been substantially improved.

But another key competitive factor is the continuous improvement of the cost position. At the start of 2004 Lufthansa launched a comprehensive action plan to cut costs. By the end of 2005 total savings of €788m had been achieved.

The safeguarding of profitable average yields requires offering customers in the premium segments a convincing portfolio with identifiably enhanced product and service features. In order to meet business travellers' particular need for comfortable and convenient flight conditions, Lufthansa has substantially upgraded the seat comfort of its Business Class product on long-haul routes through the two-metre bed and on short-haul routes through the introduction of the four-seat row.

Passengers in the long-haul segment also enjoy the globally unique facility of in-flight broad band internet access. With the introduction of the new services for HONCircle members and First Class passengers and the opening of the First Class Terminal in Frankfurt, Lufthansa offers these customers a new dimension in exclusive travel. The positive trend in the number of First and Business Class passengers attests to the success of these measures. The decline in the share of premium tickets on continental routes was successfully halted, and in intercontinental traffic actually increased again.

To prevent a further loss of market share in the price-sensitive customer segment in Germany and Europe, Lufthansa has launched the "Programm Hamburg – BetterFly" project. The aim of this programme is to revamp and commercially revitalise the decentralised traffic market in Hamburg. On the basis of a competitive price structure, extra passenger volume is to be generated to fill the additional capacity of four aircraft. Given this campaign's emerging success, it is planned to extend it to further locations.

**Infrastructure** The planned extension of the take-off and landing runway system at Frankfurt Airport assumes considerable importance for the ability to participate in long-term growth and hence for Lufthansa's competitiveness. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub.

Despite continuing resistance from the opponents of extension, the airport operator Fraport expects that planning permission to extend the airport will be granted in the course of 2007. The new runway will be in operation by 2009 at the earliest. Work on constructing the maintenance hangar for the Airbus A380, which was approved in a separate licensing procedure, has already begun. Lufthansa plans to deploy the new superjumbo from 2008 onwards.

In this context Lufthansa plans to further extend Terminal 1 jointly with Fraport in order to create A380 docking positions direct at the terminal, increase the number of gate positions and provide additional space for First and Business Class lounges.

In particular, a practicable solution allowing a certain amount of night flights is crucial for ensuring economical and efficient use of the new capacities. If such a solution is not found, Lufthansa German Airlines and Lufthansa Cargo would have to partly refocus its flight schedule structure in the medium term on suitable alternative hubs. Nor would a possible linkage, as proposed by Fraport, between Frankfurt Airport and the small nearby Hahn Airport meet the requirements of practicable operation at a single hub.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition, they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with the competitors, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of the infrastructural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control and public authorities. Meanwhile a master plan has been put forward for infrastructure development, especially for airport development. In addition, the European Center for Aviation Development (ECAD) established thanks to this initiative is elaborating a cohesive strategy for a forward-looking blueprint for the air traffic location. Key elements of the master plan have been accepted by the new German government as a basis for its further work.

International competition is increasingly spreading to embrace the combined systems of airports, air traffic control authorities and airlines. This necessitates the competitiveness of all air traffic actors within a single system partnership so as to achieve greater efficiency for the aviation location. Lufthansa therefore intends to form a broadly based consortium together with other key interest groups to take over the newly privatised German air traffic control authority.

**Development of alliances** One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. With its summer 2006 timetable it offers its customers coordinated flight connections to 843 destinations in 153 countries. Our Alliance partners United Airlines and US Airways, which in the past years filed for protection from their creditors with a view to achieving a restructuring under Chapter 11 of the US bankruptcy law, have meanwhile successfully concluded the procedure following the agreement of the creditor committees to the restructuring plans put forward by United Airlines and following the merger of US Airways with America West. This means that the Alliance continues to have access to the transfer connections necessary in order to extensively cover the key US market.

**Exchange rate, interest rate and fuel price risks** As an internationally operating aviation group, the Lufthansa Group bears the risk of rising costs as a result of changes in fuel prices, interest rates and exchange rates. Lufthansa's corporate policy is to limit these risks inter alia by means of a systematic financial management strategy featuring appropriate management and control systems to measure, steer and monitor these risks. To this end Lufthansa makes use of internal guidelines which are laid down and frequently updated by the Executive Board. Compliance with the guidelines is continuously monitored by the Group finance controlling and internal audit divisions. In addition, the current hedging strategy is constantly discussed in cross-division management committees. Furthermore, the Supervisory Board is regularly informed of the exposure positions. Note 44 to the Consolidated Financial Statements of Deutsche Lufthansa AG gives a detailed account of the exchange rate, interest rate and fuel price hedging positions.

In the context of exchange rate risks connected with operational business Lufthansa is currently a net payer with respect to the US dollar, notably owing to fuel-related payments, which are always denominated in US dollars. All other currencies generally show net surpluses. The euro equivalent of the planned exposures from these other currencies that need to be hedged currently amounts to €3.6bn. The main risk currencies are perceived as the pound sterling, the Swiss franc, the Japanese yen and the Swedish krona. Exchange rate risks arising from the planned operational exposure are hedged progressively by forward contracts over a period of 24 months. The average hedging volume amounts to 50 per cent.

50 per cent of the currency risk arising from investments in aircraft is hedged as soon as the purchase contract is signed. In the last 24 months prior to an outgoing payment the hedging rate is increased by 10 percentage points every six months. Besides forward contracts, corridor options are used for hedging purposes.

Lufthansa aims to ensure that 85 per cent of its financial liabilities are subject to floating interest rates. This ratio takes due account of the twin goals of long-term minimisation of interest expenditure and of reducing the volatility of earnings. Hence Lufthansa intentionally hedges only 15 per cent of the interest rate risks arising from financial liabilities. Foreign currency risks associated with financial liabilities are, as a matter of course, fully hedged by means of cross-currency swaps. The euro equivalent of the financial liabilities that need to be hedged currently amounts to €3.3bn.

The Lufthansa Group's annual fuel consumption amounts to some 6 million tonnes of kerosene. It constitutes a major cost item, accounting for around 14 per cent of the Lufthansa Group's total operating expenses. Large swings in fuel prices can thus have a significant impact on the operating result. Lufthansa therefore employs a rule-based fuel price hedging strategy with a time horizon of 24 months. The aim is to reduce fuel price fluctuations. The hedges are generally concluded on crude oil. In addition, short-term hedges are concluded on the price difference between kerosene and crude oil.

At the reporting date crude oil price hedges had been concluded for 86 per cent of the anticipated fuel needs for 2006 in the form of corridor options and other hedging combinations. For 44 per cent of the fuel requirement for 2006 the effect of the hedge against an extreme price increase is limited by offsetting transactions. At the reporting date hedges had been concluded for around 25 per cent per cent of the anticipated fuel requirement for 2007 in the form of corridor options and other hedging combinations. For 16 per cent of the fuel requirement for 2007 the effect of the hedge against an extreme price increase is limited by offsetting transactions.

If fuel prices were to drop far below the price level prevailing at the end of 2005, this would significantly relieve Lufthansa's expenditure total. However, the associated potential cost relief would be partly limited by the put options written in the context of the chosen hedging instruments.

**Liquidity risks** The economic crises, terrorist attacks and epidemics in the recent past have underscored the need for constantly updated liquidity planning and sufficient liquidity reserves. To this end Lufthansa employs a financial reporting system which, for all companies majority-owned by the Lufthansa Group, provides information on the actual financial status and expected payments flows centrally according to a standardised structure. The planned payment flows of all Group companies for the coming 24 months, broken down by currency, reported at the end of each month provide an up-to-date picture of the anticipated liquidity pattern.

Lufthansa maintains liquid reserves in the form of at least €2bn worth of liquid resources that are available at short notice. In addition, it can draw on a further €2bn of granted free credit lines.

**Financing risks** Lufthansa is dependent on access to appropriate financing instruments for making necessary investments. This access is ensured as Lufthansa – as currently the sole European airline – enjoys investment-grade ratings, which gives Lufthansa favourable financing alternatives. Lufthansa pursues the goal of minimising its financing costs while maintaining operational and financial flexibility. Even after including Eurowings and Germanwings, the Lufthansa Group has a share of unencumbered aircraft in its fleet of currently around 70 per cent which can be used at all times as collateral for financing. Over and above this, Lufthansa has long-standing banking relationships with numerous credit institutions. During critical situations in the past these banks have proved to be reliable partners for Lufthansa irrespective of fluctuations on the capital market.

**Credit risks** The sale of passenger and freight documents is largely effected via agencies. These agencies are mostly connected to country-specific clearing systems. The creditworthiness of the agents is continuously reviewed by the respective clearing houses. The receivables credit risk of sales agents is relatively small owing to broad global diversification.

Inter-airline receivables and payables are settled on a bilateral basis or via a clearing house of the International Air Transport Association (IATA). The general net settlement method of offsetting all receivables and payables at monthly intervals leads to a marked reduction of debtor default risk. In individual cases a separate surety is required in the respective performance contract for other business. In the event of an airline bankruptcy under the US Chapter 11 proceedings or comparable insolvency arrangements in other countries, the risks are likewise limited. As a rule the airlines seeking protection from creditors apply to the bankruptcy court for an exemption which allows them to uphold existing business relationships. In the past this application for exemption has always been granted by the court, thus facilitating the continuation of the high-volume and mutually lucrative interline business. The granting of the exemption entails the unconditional payment of all existing receivables and a particularly stringent monitoring of the payment behaviour during the restructuring phase. In the event of a negative decision by the bankruptcy court Lufthansa is entitled to cease all services and payments immediately.

Lufthansa concludes many different types of financial market transactions. The counterparty default risk arising from financial market transactions is defined as the risk resulting from a potential default of the contracting business partner. The objective of the counterparty limit system in use at Lufthansa is the permanent assessment and management of this counterparty default risk. It was approved by the Executive Board in the context of adopting the guideline for hedging interest rate and exchange rate risks and the guideline for hedging fuel price risks.

A maximum permissible risk is defined for each counterparty (as a rule banks and mineral oil companies). This is largely derived from the rating of recognised rating agencies. The execution of hedging transactions in the case of mineral oil companies is mostly outsourced to subsidiaries which have no rating of their own. If no declaration of warranty is provided by the parent company, a maximum credit line of €10m can be set for these enterprises.

Within the defined counterparty limit, the trading units may conclude individual transactions, such as financial investments, foreign exchange, interest rate and fuel financial derivatives as well as leasing deals, directly with the counterparties. The degree of utilisation of these counterparty limits through existing financial market transactions is computed and reported on each business day. Any breaching of the limits triggers an escalation process during which the initiation of further measures is decided.

**Insurance** It is becoming more difficult for the European airlines to insure themselves against terrorist attacks involving weapons of mass destruction. Specialised insurance companies have largely stopped offering insurance coverage for damage to aircraft in connection with such risks. In respect of legal liability insurance Lufthansa welcomes and supports the associated efforts of the European Commission to achieve a uniform solution, since the real target of potential attacks is the community of states.

## 12. Report on events occurring after the balance sheet date

On 4 January 2006 Lufthansa repaid ahead of schedule €699m of the nominal amount of the convertible bond of 2002/2012 – securities identification number 795 560 – carrying a coupon of 1.25 per cent using available liquid funds. This means that just €51m of the amount raised by the convertible bond is still outstanding.

The squeeze-out initiated in August 2005 in connection with the takeover of Swiss International Air Lines AG was successfully completed on 27 January 2006. Lufthansa and the Almea Foundation now hold 100 per cent of the SWISS shares via the Swiss company AirTrust AG. The retail SWISS shareholders who were bought out via the squeeze-out received the same price of CHF8.96 for their stock as those shareholders who sold to AirTrust AG during the initial takeover bid.

## 13. Outlook

### a. Economic outlook

**General economic setting** For the years 2006 and 2007 it is expected that the world economy will continue to expand vigorously despite persistent high crude oil prices. The main driver of growth is likely to be investment supported by the still favourable global monetary policy environment. Economic growth of 3.5 per cent is anticipated in 2006. In 2007 it is expected that the gradual easing of the monetary stimulus (due in part to the interest rate rises in the USA) and the efforts to lower government budget deficits will dampen investment activity and economic growth in the G7 countries. In conjunction with a further deceleration in other states and regions this will probably lead to a slackening of global economic momentum. For these reasons a slightly lower growth rate of 3.2 per cent is expected in 2007.

This projection takes no account of the possible dampening influence on global economic momentum of a renewed surge in oil prices. Moreover, an overheating of the Chinese economy could adversely affect the development of the world economy. Nor does this scenario include the possible implications of a further spread of bird flu.

The possible economic trends in the individual regions are as follows:

| **GDP growth forecast for 2005, 2006 and 2007** y-on-y change in % | **2005** | 2006 | 2007 |
|---|---|---|---|
| World | 3.5 | 3.5 | 3.2 |
| Euro zone | 1.4 | 2.0 | 1.6 |
| Germany | 1.1 | 2.0 | 1.0 |
| USA | 3.5 | 3.3 | 2.7 |
| Asia (excluding Japan) | 6.7 | 6.7 | 6.4 |
| China | 9.9 | 8.4 | 8.8 |
| Japan | 2.5 | 2.2 | 2.0 |

Source: Global Insight, 15.2.2006, figures calendar-adjusted.

**Air traffic** As the world economy is displaying robust growth despite the steep rise in oil prices, the IATA anticipates that international scheduled air traffic will post a slightly slower growth rate of four to five per cent in 2006 but can expect demand to pick up a little to 5.5 per cent in 2007. The main drivers of growth, according to IATA, are the economic expansion and the progressive deregulation of the air traffic markets. The ongoing pressure on prices caused by excess capacity should stimulate additional demand. Asia/Pacific and the Middle East should remain the fastest growing regions. A rate of expanson of 6 per cent is forecast for the air freight market in 2006. This assumption is likewise based on continuing global economic growth.

## b. Group outlook

All the experts expect that in the years 2006 and 2007 the global economic upswing will continue. In the euro area and Germany, too, a stronger rate of economic growth is forecast than was recorded in the past financial year. All of the Lufthansa Group's companies will benefit from this. The main countervailing factor is the high oil price, as no change in trend seems likely. The Group's operational market environment is additionally characterised by fierce competition and the resulting pressure on prices and yields.

Lufthansa is actively prepared to face these challenges. The Group companies are implementing programmes aimed at boosting productivity and yields which are assured of bearing fruit.

The core Passenger Transportation business, will expand its capacity only moderately this year and in doing so will concentrate on growth markets. The restructuring of the Leisure Travel segment has been completed, and the restructuring of the Catering segment is also making good progress. This will be positively reflected in the current year in the result of the Lufthansa Group. Provided no additional burdens arise through exorbitant oil price rises or crises and the overall economic situation does not deteriorate, we shall – not including SWISS – achieve an operating result in 2006 that is at least comparable to the 2005 figure. For 2007 we expect further improvements in the result.

## c. Outlook for the individual business segments

**Passenger Transportation** The projected global economic upturn will also boost the demand for air traffic services in the current year. Lufthansa German Airlines will participate in this. With moderate capacity increases we shall seek to improve the passenger load factor of our aircraft and through the further development of our range of premium products further increase the share of higher-value journeys in our total output. Through this combination we hope to generate higher average yields and traffic revenue. In the long-haul sector the accent is on expanding capacity in the Asian growth markets, whereas we wish to keep our supply on the routes to America at a constant level. In the short-haul sector the Hamburg programme and the extension of the direct programme from Dusseldorf will lead to an increase in capacity which we are sourcing completely from productivity gains in aircraft deployment.

In the current year, too, the excess capacity still in the market and the competition from no-frills carriers will put downward pressure on average yields in continental traffic. It is also unlikely that oil prices will fall in the coming months. We anticipate rather that they will lastingly burden our cost position. While our fuel price hedging measures can mitigate the effects of rising prices, the competitive situation is making it increasingly harder to enforce fuel price surcharges in the market. In order to bolster our profitability we shall expedite the implementation of the Action Plan measures and identify additional potential for reducing costs. These will focus on achieving further production and efficiency gains on the labour front and on negotiating with the system partners to attain additional cost cuts.

Another key objective in 2006 is the continuing integration of SWISS and the associated exploitation of synergies.

Based on the assumption that the positive global economic trend is not impaired by exorbitant oil price rises, geopolitical risks or pandemics, we anticipate that – not including SWISS – the operating result in 2006 will surpass that achieved in 2005. For 2007, too, our goal – given an unchanged setting and maintaining strict cost and capacity management – is to further improve the operating result. The focus of all our efforts is and remains to become the most attractive and the most profitable network carrier in Europe.

**Logistics** The economic environment in which Lufthansa Cargo operates will remain largely unchanged in 2006 despite the cyclical upturn forecast for the current financial year. The reason for this is the expected ongoing increase in excess capacity in freight business.

In the coming years Lufthansa Cargo will stick to its course of profitable growth in airport-to-airport air freight transport as one of the world's leading, profitable combination carriers with a global network alliance. In the core business this will be ensured by clearly focusing on the shippers, by participating in the faster-growing share of ship-ready units and in the premium express segment, but also by reducing complexity. Our cooperative venture with DHL in intercontinental traffic will be continued and expanded. Lufthansa Cargo's service portfolio is supplemented by bilateral cooperation agreements with strategic partners – this applies especially to the launch of flight operations by Jade Cargo in China in mid-2006.

Lufthansa Cargo will further improve its customer orientation by means of a service initiative at all levels. The optimisation programme "Excellence & Growth" is being continued in 2006 and supplemented by additional measures designed to raise quality and lower unit costs.

The pressure on average yields is likely to persist, in particular owing to the sharp increase in competitive intensity in our domestic market and the probably continuing imbalances in the traffic flows. For the financial year 2006 we therefore expect to post an operating result which, at best, is on a par with the 2005 figure. In 2007, by contrast, we are confident of improving the operating result once again.

**MRO** The commercial performance of Lufthansa Technik is affected by the development of world air traffic and the US dollar exchange rate.

In the next few years the number of new aircraft being delivered to the airlines will rise sharply. Even if some of the new deliveries replace older aircraft, further growth in the MRO industry is to be expected. Lufthansa Technik therefore anticipates from 2006 average MRO market growth for its product portfolio of around five per cent a year.

Maintaining and extending competitiveness is a key prerequisite to be able to grow profitably with the market. The growing price pressures are forcing airlines to continuously lower costs and raise productivity. For this reason the implementation of the "Perspectives Technik" project is of great commercial and strategic importance for Lufthansa Technik.

In the current context of increasingly fierce competitive conditions Lufthansa Technik does not believe it will be able to match the 2005 result in 2006. For 2007, assuming that all the planned cost-cutting and yield-boosting projects are implemented, we expect both higher revenue and a better result compared with than 2006.

**Catering** The forecast increasing demand for air journeys in all regions will lead to growth in the airline catering sector, too, although this will be marked by regional disparities owing to the ongoing in-flight service reductions. For the period up to 2008 an average annual growth rate of around 2.5 per cent is forecast for the global airline catering market.

Whereas the experts anticipate a below-average trend for America and western Europe, a higher increase in volume is predicted for Asia. LSG Sky Chefs therefore sees potential for business expansion predominantly in the Asia/Pacific region, in eastern Europe and in the Middle East. Market growth of over 6 per cent p.a. is expected for these regions.

LSG Sky Chefs envisages a double-digit rate of expansion in the long-haul air catering segment. In medium and short-haul traffic, by contrast, declining volumes are likely on account of the spread of no-frills carriers and further service reductions by scheduled airlines. On the other hand, the catering volumes of the no-frills airlines and regional airlines are expected to more than double from their present low base.

LSG Sky Chefs is adhering to its strategic course as a premium supplier with a worldwide network. At the same time the company is evolving from a simple food producer into a solutions provider and will concentrate its operations at profitable locations. By means of targeted growth alongside closer customer relationships and a significant reduction in costs, LSG Sky Chefs is working to achieve a better result for the financial year 2006 than the one posted last year. In the following years a marked improvement is expected.

**Leisure Travel** In view of the forecasts of a revival of consumption in Germany, the leisure travel industry likewise anticipates further expansion in 2006. The corridor of growth expectations ranges from two to five per cent. For the winter season 2005/2006 Thomas Cook already registered an overall increase of 6.7 per cent in the number of bookings received by its German tour operators. For the coming summer season as well increases are being recorded for all categories. Up to the end of January 11.8 per cent more holidaymakers had opted for a summer vacation with one of Thomas Cook's tour operators than a year ago. This points to a marked rise in revenue.

Following completion of its recovery programme, Thomas Cook once again has a competitive cost structure. Process optimisation measures are now being taken to secure the level that has been achieved and improve it further. The portfolio of equity participations is being progressively reduced to the core business. Capital stakes in hotels, holiday resort agencies or other activities that do not form part of the core business will thus continue to be scaled down in future. At the same time the programme "MOVE" is charting the course for the group's reorientation and future development. This means that all the key measures have been initiated that are necessary to safeguard the success that has been achieved to date, to expand the business and earn increasing profits in future.

Given this constellation, Thomas Cook is confident that in the business years 2005/2006 and 2006/2007 it will manage to surpass the result posted last year.

**IT Services** The Lufthansa Systems group is focused on the international airline and aviation market in which it is one of the biggest and most experienced providers of IT services in the world.

In the financial year 2006 Lufthansa Systems intends to win additional airline clients outside the Lufthansa Group with new intelligent airline IT products. The geographical thrust of these market-expanding activities are the markets Europe and the Middle East as well as Asia/Pacific. By means of infrastructure services, for example within the framework of operator models, Lufthansa Systems can offer reliable national and global solutions and in this way open up additional opportunities for growth.

High development costs – e.g. in connection with the innovative airline system FACE – will depress the operating result of the IT Services segment in the years 2006 and 2007. However, Lufthansa Systems expects a stable positive earnings position in the coming years as well.

# Consolidated Income Statement for the Financial Year 2005

| | Notes | 2005 €m | 2004 €m |
|---|---|---|---|
| Traffic revenue | 3) | 13 904 | 12 869 |
| Other revenue | 4) | 4 161 | 4 096 |
| **Revenue** | | **18 065** | **16 965** |
| | | | |
| Changes in inventories and work performed by the enterprise and capitalised | 5) | 127 | 85 |
| Other operating income | 6) | 1 545 | 1 753 |
| Cost of materials and services | 7) | – 9 007 | – 8 244 |
| Staff costs | 8) | – 4 853 | – 4 813 |
| Depreciation, amortisation and impairment | 9) | – 1 398 | – 1 112 |
| Other operating expense | 10) | – 3 760 | – 3 680 |
| **Profit/loss from operating activities** | | **+ 719** | **+ 954** |
| | | | |
| Result from investments accounted for using the euity method | 11) | + 387 | – 85 |
| Other income from subsidiaries, joint ventures and associates | 11) | + 60 | + 43 |
| Interest income | 12) | 227 | 174 |
| Interest expenses | 12) | – 475 | – 505 |
| Other financial items | 13) | – 43 | – 40 |
| **Financial result** | | **+ 156** | **– 413** |
| | | | |
| **Profit/loss from ordinary activities** | | **+ 875** | **+ 541** |
| | | | |
| Other taxes | 14) | – 263 | – 133 |
| **Result after taxes** | | **+ 612** | **+ 408** |
| | | | |
| Result attributable to minority shareholders | | – 159 | – 4 |
| **Consolidated results attributable to shareholders of Lufthansa AG** | | **+ 453** | **+ 404** |
| | | | |
| Basic earnings/loss per share | 15) | + 0.99 | + 0.94 |
| Diluted earnings/loss per share | 15) | + 0.95 | + 0.90 |

# Consolidated Balance Sheet as of 31 December 2005

| **Assets** | Notes | **2005** €m | 2004 €m |
|---|---|---|---|
| Intangible assets with an indefinite useful life* | 16) | 591 | 667 |
| Other intangible assets | 17) | 162 | 152 |
| Aircraft and spare engines | 18) 21) | 7 262 | 7 317 |
| Repairable aircraft spare parts | | 503 | 460 |
| Other tangible assets | 19) 21) | 1 448 | 1 356 |
| Real property held as financial investments | 20) | 17 | 18 |
| Investments accounted for using the equity method | 22) | 949 | 592 |
| Other financial items | 23) | 993 | 635 |
| Receivables and other assets | 24) | 118 | 164 |
| Derivative financial instruments | 25) | 87 | 16 |
| Deferred income tax assets | 14) | 188 | 166 |
| **Non-current Assets** | | **12 318** | **11 543** |
| Inventories | 26) | 439 | 376 |
| Trade receivables on other assets | 27) | 2 639 | 2 213 |
| Derivative financial instruments | 25) | 178 | 123 |
| Actual income tax assets | | 27 | 27 |
| Securities | 28) | 2 425 | 952 |
| Cash and cash equivalents | 29) | 1 173 | 2 836 |
| Assets available for sale | 30) | 73 | – |
| **Current assets** | | **6 954** | **6 527** |
| **Total assets** | | **19 272** | **18 070** |

* Including goodwill.

| Shareholders' equity and liabilties | Notes | 2005 €m | 2004 €m |
|---|---|---|---|
| Issued capital | 31) | 1 172 | 1 172 |
| Capital reserve | 32) | 1 366 | 1 366 |
| Fair value reserves | | 74 | 50 |
| Retained earnings | 32) | 1 267 | 982 |
| Net profit/loss for the period | | 453 | 404 |
| Equity share of the shareholders of Deutsche Lufthansa | | 4 332 | 3 974 |
| Minority interests | | 190 | 40 |
| **Shareholders' equity** | | **4 522** | **4 014** |
| | | | |
| Retirement benefit obligations | 33) | 4 022 | 4 132 |
| Other provisions and accruals | 34) | 413 | 387 |
| Borrowings | 35) | 2 363 | 3 085 |
| Other liabilities | 36) | 96 | 88 |
| Payments received on account and deferred income | 37) | 104 | 135 |
| Derivative financial instruments | 38) | 190 | 315 |
| Deferred income tax liabilities | | 614 | 285 |
| **Non-current provisions and liabilities** | | **7 802** | **8 427** |
| Other provisions and accruals | 34) | 1 166 | 1 057 |
| Borrowings | 35) | 1 200 | 221 |
| Trade payables and other liabilities | 39) | 3 407 | 3 183 |
| Liabilities from unused flight documents | | 818 | 718 |
| Payments received on account and deferred income | 40) | 87 | 98 |
| Derivative financial instruments | 41) | 247 | 289 |
| Actual income tax liabilities | | 23 | 63 |
| **Current provisions and liabilities** | | **6 948** | **5 629** |
| | | | |
| **Total shareholders' equity and liabilities** | | **19 272** | **18 070** |

# Consolidated Statement of Changes in Shareholders' Equity

| | Issued capital | Capital reserve | Fair value reserves hedging instruments | Fair value reserves other financial assets | Currency translation differences | Retained earnings | Net profit/ loss for the period | Equity share of sharehol-ders of Lufthansa AG | Minority interests | **Total** |
|---|---|---|---|---|---|---|---|---|---|---|
| | €m | €m | €m | €m | €m | €m | €m | €m | €m | €m |
| **Balance on 31 December 2003** | **977** | **809** | **– 87** | **5** | **– 120** | **2 053** | **– 984** | **2 653** | **43** | **2 696** |
| Transfers | – | – | – | – | – | – 984 | 984 | – | – | – |
| Dividends | – | – | – | – | – | – | – | – | – | – |
| Net profit/loss for the period | – | – | – | – | – | – | 404 | 404 | 4 | 408 |
| Currency translation differences | – | – | – | – | 13 | – | – | 13 | 0 | 13 |
| Changes in fair value of financial investment and cash flow hedges | – | – | 46 | 196 | – | – | – | 242 | – | 242 |
| Transfers to acquisition cost | – | – | 44 | – | – | – | – | 44 | – | 44 |
| Transfers to the income statement | – | – | – 153 | – 1 | – | – | – | – 154 | – | – 154 |
| Other neutral changes | 195 | 557 | – | – | – | 20 | – | 772 | – 7 | 765 |
| **Balance on 31 December 2004** | **1 172** | **1 366** | **– 150** | **200** | **– 107** | **1 089** | **404** | **3 974** | **40** | **4 014** |
| Transfers | – | – | – | – | – | 267 | – 267 | – | – | – |
| Dividends | – | – | – | – | – | – | – 137 | – 137 | – | – 137 |
| Net profit/loss for the period | – | – | – | – | – | – | 453 | 453 | 159 | 612 |
| Currency translation differences | – | – | – | – | 17 | – | – | 17 | 3 | 20 |
| Changes in fair value of financial investment and cash flow hedges | – | – | 328 | 58 | – | – | – | 386 | – | 386 |
| Transfers to acquisition cost | – | – | 26 | – | – | – | – | 26 | – | 26 |
| Transfers to the income statement | – | – | – 204 | – 184 | – | – | – | – 388 | – | – 388 |
| Other neutral changes | – | – | – | – | – | 1 | – | 1 | – 12 | – 11 |
| **Balance on 31 December 2005** | **1 172** | **1 366** | **0*** | **74** | **– 90** | **1 357** | **453** | **4 332** | **190** | **4 522** |

* Rounded below €1m.

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve for 2004 result from the capital increase of €752m. The other neutral changes in the 2004 retained earnings result inter alia from the net cost of the capital increase of €12m. The other neutral changes in the 2005 retained earnings result from the market assessment of the net assets of Eurowings Luftverkehrs AG and Germanwings GmbH upon transition to full consolidation through acquisition of the majority of –€4m due to release directly to equity of the badwill of €18m. Additional major shifts in neutral changes result from valuation at equity, –€7m (previous year: –€1m) relate to associated companies.

# Consolidated Cash Flow Statement

| | 2005 €m | 2004 €m |
|---|---|---|
| **Cash and cash equivalents on 1 January** | **2 836** | **2 001** |
| Profit/loss before income taxes | 875 | 541 |
| Depreciation of fixed assets (net of reversals) | 1 412 | 1 142 |
| Depreciation of repairable aircraft spare parts | 94 | 62 |
| Result from fixed asset disposal | – 311 | – 402 |
| Result from investments accounted for using the euity method | – 387 | 73 |
| Net interest | 248 | 331 |
| Income taxes paid | – 65 | – 68 |
| Change in working capital* | 90 | 202 |
| **Cash flows from operating activities** | **1 956** | **1 881** |
| Purchases of tangible assets and intangible assets | – 1 122 | – 1 647 |
| Purchase of financial assets | – 219 | – 42 |
| Additions to repairable aircraft spare parts | – 128 | – 117 |
| Proceeds from sale of non-consolidated equity investments | 364 | 497 |
| Proceeds from sale of consolidated equity investments** | 4 | 63 |
| Acquisition of non-consolidated equity investments | – 452 | – 94 |
| Acquisition of consolidated equity investments *** | – 36 | – |
| Proceeds from disposals of intangible assets, tangible assets and other financial assets | 158 | 295 |
| Interest received | 215 | 164 |
| Dividends received | 75 | 61 |
| **Net cash used in investing activities** | **– 1 141** | **– 820** |
| Securities/fixed-term deposits**** | – 2 035 | – 837 |
| **Net cash used in investing activities and cash investments** | **– 3 176** | **– 1 657** |
| Premium from bond flotation | – | 740 |
| Long-term borrowings | 287 | 641 |
| Repayments of long-term borrowings | – 305 | – 539 |
| Other borrowings | – 21 | – 9 |
| Dividens paid | – 137 | – |
| Interest paid | – 268 | – 223 |
| **Net cash used in financing activities** | **– 444** | **610** |
| **Net decrease/increase in cash and cash equivalents** | **– 1 664** | **834** |
| Effects of exchange rate changes | 1 | 1 |
| **Cash and cash equivalents on 31 December** | **1 173** | **2 836** |
| Securities | 2 425 | 952 |
| **Total liquid funds** | **3 598** | **3 788** |
| Net increase/decrease in liquid funds | – 190 | 1 067 |

* The working capital consists of inventories, receivables, payables and provisions and accruals.
** 2005 net of disposed cash and cash equivalents of €1m (previous year: €2m).
*** 2005 net of purchased cash and cash equivalents of €91m.
**** 2005 including allocation of funds to Lufthansa Pension Trust of €465m (previous year: €605m). In 2005, additional allocation of funds to an external trust for securing claims from partial retirement contracts of €97m.

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to cash inflow from operating activities) and investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement include bank balances and cash in hand. The balance of liquid funds in a wider sense includes short-term securities.

# Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2005

## Applied International Financial Reporting Standards (IFRS) and Interpretations (IFRIC)

The consolidated Financial Statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), taking account of the interpretations by the International Financial Reporting Interpretations Committee (IFRIC) as applicable in the European Union (EU). Any additional commercial law provisions to be observed pursuant to Section 315a (1) HGB (German Commercial Code) have been complied with. All the IFRS issued by the IASB applying at the time of preparation of these financial statements and observed by Deutsche Lufthansa AG have been adopted by the European Commission for application in the EU. The consolidated financial statements of Deutsche Lufthansa AG, therefore, comply with the IFRS as applicable in the EU as well as with the commercial law provisions to be additionally applied pursuant to Section 315a (1) HGB and the IFRS in general.

All mandatory standards and interpretations relevant to financial year 2005 have been applied.

## Published International Financial Reporting Standards (IFRS) and Interpretations (IFRIC) the application of which is not yet mandatory

In August 2005, IFRS 7 "Financial Instruments: Disclosures" and a corresponding change of IAS 1, "Presentation of Financial Instruments - Capital Disclosures" was released. These new disclosure rules and regulations have to be applied to financial years beginning on or after 1 January 2007. Since this concerns only disclosure duties, there will be no material effect on the net assets, financial position and results of operations of the Lufthansa Group.

Already in December 2004, the interpretations IFRIC 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Funds" and IFRIC 4 "Determining whether an Arrangement contains a Lease" were published. These provisions have to be applied to financial years beginning on or after 1 January 2006. IFRIC 5 is currently not relevant to the Lufthansa Group. IFRIC 4 provides definite criteria for deciding whether certain contractual relationships imply a lease and will be applied in the Group as from financial year 2006. However, up to now no contractual patterns implying a lease which has not already been treated as such under IAS 17 have been identified.

In November 2005, the IFRIC also published the IFRIC 7 Interpretation, "Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies". IFRIC 7 has to be applied to financial years beginning on or after 1 March 2006 but is currently of no relevance to the Lufthansa Group.

In addition to the publication of new standards and interpretations, several changes and additions to already existing standards have been released since the end of 2004. These changes and additions have to be applied to financial years beginning on or after 1 January 2006. The amendments relate to IAS 19 "Employee Benefits", IAS 39, "Financial Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intragroup Transactions", "Financial Instruments: Recognition and Measurement - The Fair Value Option" and "Financial Instruments: Recognition and Measurement" in connection with the changes to IFRS 4 "Insurance Contracts" and IAS 21, "The Effects of Changes in Foreign Exchange Rates". The application of the changed version of the said standards will not have any material effect on the net assets, financial position and results of operations of the Lufthansa Group.

## 1) Group of consolidated companies

All major subsidiaries under legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies respectively are accounted for under the equity method, provided that the Group holds 20 to 50 per cent of the shares and/or may, together with other shareholders, exercise control or significant influence.

Pages 132 at seqq. provide a list of significant subsidiaries, joint ventures and associated companies.

Despite a voting right share of 90 per cent in Deutsche Akademie für Flug- und Reisemedizin gemeinnützige GmbH and of 51 per cent in EFM Gesellschaft für Enteisen und Flugzeugschleppen am Flughafen München mbH, both companies have to be allocated to joint ventures and not subsidiaries, because significant resolutions require the vote of the respective other shareholder.

Any special purpose entities with regard to which the Group has no majority of votes, however, have to be allocated to the group of subsidiaries if the Group derives most of the rewards from the special purpose entity's business activities or takes most of the risk. Such companies have been marked in the list of major subsidiaries.

In addition to Deutsche Lufthansa AG as the common parent company, the group of consolidated companies includes 75 domestic and 93 foreign companies (previous year: 69 domestic and 98 foreign companies).

On 3 May 2005, Lufthansa acquired eleven per cent of the shares in AirTrust AG at a price of TCHF11. The purpose of this company is to purchase and hold shares of Swiss International Air Lines AG. Following approval by the EU commission and the US antitrust enforcement agency, the share in AirTrust AG was increased by 38 per cent at a price of TCHF38 to in total 49 per cent on 27 July 2005. The remaining 51 per cent will be acquired as soon as negotiations with regard to securing air traffic rights have been concluded and the respective arrangements provided. AirTrust AG is treated as a special purpose entity under SIC 12 fully consolidated in the consolidated financial statements. Since the purchase price was equal to the acquired equity share, the transaction has not resulted in any goodwill.

Balance sheet of AirTrust AG immediately before and after the acquisition date:

| | 1.7.2005 TCHF |
|---|---|
| **Assets** | |
| Liquid funds | 100 |
| **Equity and liabilities** | |
| Equity | 100 |

After 27 July 2005, AirTrust AG successively acquired shares from Swiss International Air Lines AG, which purchase was financed by loans from Deutsche Lufthansa AG. As at 31 December 2005, AirTrust AG held 99.4 per cent of the Swiss shares. However, it does not exercise any controlling influence because it has no representative in the administrative board of Swiss International Air Lines AG and no other means of control. The majority of the members of the administrative board is provided by Almea Stiftung, with two of the five seats being currently assigned to Deutsche Lufthansa AG. Swiss International Airlines AG is, therefore, accounted for at equity in the consolidated financial statements. The profit contribution of AirTrust AG including this investment in Swiss International Airlines AG accounted for under the equity method amounted to in total €292m in financial year 2005.

This result includes income of €291m from the excess balance of the assets and liabilities of Swiss International Air Lines AG acquired through AirTrust AG and measured at fair value over the acquisition cost of such shares. Even with complete inclusion in the group of consolidated companies as from the beginning of financial year 2005, the profit contribution would be unchanged.

Following approval by the cartel authority of 22 December 2005, Lufthansa will be provided with additional voting rights of 1.0001 per cent in Eurowings Luftverkehrs AG due to an agreement with a trustee binding the partner to exercise its voting right in a prescribed manner. Including these potential voting rights, Lufthansa may effect majority decisions. In addition, Lufthansa has also been granted the right to acquire 50.9 per cent of the capital shares and the residual voting rights against payment of €127m. Eurowings Luftverkehrs AG and its subsidiary Germanwings GmbH as well as two aircraft leasing special purpose companies were consolidated for the first time as at 31 December 2005.

The amount accrued for the call option represents the acquisition cost of 51 per cent of the investment. The measurement of the companies' assets and liabilities at fair value as at the acquisition date resulted in goodwill of €99m.

Until the end of December 2005, the Eurowings Group was included in the consolidated financial statements under the equity method at a 49 per cent share.

The following table shows the companies' material assets and liabilities immediately before and after the acquisition date:

| | Eurowings Luftverkehrs AG | | Germanwings GmbH | | Two aircraft leasing special purpose entities | |
|---|---|---|---|---|---|---|
| | 31.12.2005 Before acquisition € m | 31.12.2005 After acquisition € m | 31.12.2005 Before acquisition € m | 31.12.2005 After acquisition € m | 31.12.2005 Before acquisition € m | 31.12.2005 After acquisition € m |
| Aircraft and spare parts | 66 | 55 | 19 | 21 | 84 | 84 |
| Other tangible assets and intangible assets | 4 | 3 | 7 | 1 | 0* | 0* |
| Financial assets | 67 | 67 | 1 | 1 | 12 | 12 |
| **Fixed assets** | **137** | **125** | **27** | **23** | **96** | **96** |
| Trade receivables | 10 | 10 | 80 | 80 | 17 | 17 |
| Liquid funds | 89 | 89 | 0* | 0* | 1 | 1 |
| Other current assets | 74 | 82 | 36 | 37 | 15 | 15 |
| **Current assets** | **173** | **181** | **116** | **117** | **33** | **33** |
| **Total assets** | **310** | **306** | **143** | **140** | **129** | **129** |
| Equity | 70 | 65 | 3 | 0* | 56 | 56 |
| Provisions for pensions | 2 | 2 | 5 | 5 | – | – |
| Other provisions and accruals | 68 | 70 | 55 | 55 | 0* | 0* |
| Bank loans | 31 | 31 | – | – | 33 | 33 |
| Other liabilities | 139 | 138 | 80 | 80 | 40 | 40 |
| **Total shareholders' equity and liabilities** | **310** | **306** | **143** | **140** | **129** | **129** |

* Rounded below €1m.

Consolidated profits for fiscal year 2005 include profits of €1m from the Group's share of 49 per cent in the Eurowings Group (until the end of December 2005). If the Eurowings Group had been fully consolidated as at 1 January, consolidated revenue would have increased by €420m, whereas consolidated profit would have increased by €1m.

In August 2005, LSG South America GmbH was founded and has been consolidated since then. In addition to this, In-flight Management Solutions, Siam Flight Services Ltd., LSG Sky Chefs (Thailand) Ltd. and Quinto Grundstücksverwaltung GmbH & Co. KG were included in the group of consolidated companies for the first time in financial year 2005.

The group of consolidated companies also includes shares in two bond-based funds (previous year: one) and four (previous year: four) near-money market funds the assets of which have to be attributed to the Group.

Following liquidation, Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited left the group of consolidated companies. 75 per cent of LSG Hygiene Institute GmbH were sold as at 1 April 2005 at a price of €4m, with the company since then being measured at amortised cost. Caterair Portugal Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Mariott Export Services C.A., Mariott International Trade Services C.A. and Giulietta Aircraft Leasing Limited have been deconsolidated because there is no longer any business activity.

Sky Chefs Barcelona S.A. and Sky Chefs Madrid S.A. have been merged into LSG Sky Chefs Espana S.A.

There has been no need to include any other subsidiaries, because their influence on the Group's net assets, financial position and results of operations is insignificant in the aggregate. All in all, these companies account for up to five per cent of revenue, earnings and balance-sheet total.

As at the balance sheet date, the consolidated financial statements include investments in 54 joint ventures and 42 associated companies (previous year: 56 joint ventures and 43 associated companies), seven joint ventures (previous year: five) and 24 associated companies (previous year: 27) of which are accounted for at equity. Due to their overall subordinate importance, the other joint ventures and associated companies are accounted for at amortised cost.

In view of the Group's ownership interest in the respective joint ventures and associated companies respectively, the following assets and liabilities as well as income and expenses are attributable to the Group:

| | **2005** | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Joint Venture | Associated companies | Assoc. comp. not accounted f. under the equity method | Joint Venture | Associated companies | Assoc. comp. not accounted under the equity method |
| Assets | 2 257 | 2 277 | 517 | 2 086 | 428 | 350 |
| Equity | 411 | 524 | 24 | 337 | 130 | 24 |
| Debt capital | 1 847 | 1 754 | 493 | 1 749 | 298 | 326 |
| Income | 3 951 | 1 873 | 139 | 3 924 | 594 | 17 |
| Expenses | 3 881 | 1 854 | 136 | 3 989 | 578 | 15 |

The effects of the change in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables.

| **Balance sheet** | **Group 31.12.2005** €m | of which from changes in the group of consolidated companies €m | Group 31.12.2004 €m | of which from changes in the group of consolidated companies €m |
|---|---|---|---|---|
| Noncurrent assets | 12 318 | + 401 | 11 543 | + 52 |
| Current assets | 6 954 | + 172 | 6 527 | – 5 |
| Balance sheet total | 19 272 | + 573 | 18 070 | + 47 |
| Equity | 4 522 | + 271 | 4 014 | + 2 |
| Noncurrent provisions and accruals and liabilities | 7 802 | + 149 | 8 427 | + 47 |
| Current provisions and accruals and liabilities | 6 948 | + 153 | 5 629 | + 0* |

* Rounded below €1m.

The effects of the change in the 2005 group of consolidated companies are described in more detail in the notes to individual balance sheet items.

| **Income statement** | **Group 2005** €m | of which from changes in the group of consolidated companies €m | Group 2004 €m | of which from changes in the group of consolidated companies €m |
|---|---|---|---|---|
| Revenue | 18 065 | + 7 | 16 965 | + 66 |
| Operating income | 19 737 | + 11 | 18 803 | + 105 |
| Operating expenses | 19 018 | + 12 | 17 849 | + 80 |
| Profit/loss from operating activities | + 719 | – 1 | + 954 | + 25 |
| Financial result | + 156 | + 292 | – 413 | – 25 |
| Profit/loss before income taxes | + 875 | + 291 | 541 | + 0* |
| Income taxes | – 263 | + 1 | – 133 | – 1 |
| Net profit/loss for the year | + 453 | + 141 | + 404 | + 1 |

* Rounded below €1m.

The effects on the 2005 income statement are also explained in more detail in the notes to individual balance sheet items. In addition to the change in the group of consolidated companies, the fact that the companies of the "Chef Solutions" sub-segment of the Catering business segment sold in June 2004 were consolidated for a good five months in 2004 makes it difficult to compare individual income statement items. In so far as this seems material, the individual notes refer to this.

## 2) Summary of significant accounting policies and estimates used as a basis for measurement

The application of the accounting policies fixed by the IFRS and the IFRIC requires a large number of estimates and assumptions with regard to the future, which due to their nature might not coincide with any actual future situation or conditions. However, all these estimates and assumptions are continuously verified and based on either historical experience and/or expectations with regard to the occurrence of future events, which expectations seem to be reasonable under the given circumstances according to sound business judgement.

Any estimates and assumptions being of material importance to the determination of the carrying amounts of assets and liabilities are explained within the scope of the following description of the accounting policies applied to material balance sheet items.

**Initial consolidation and goodwill** Group companies are initially consolidated by the purchase method. The assets, liabilities and contingent liabilities of the company acquired and identified using the rules of IFRS 3 are measured at fair value at the time of purchase and compared with the acquisition cost (purchase price allocation). Any non-purchased shares in the fair values of assets and liabilities are disclosed under minority shares.

Any excess balance of the cost over the value of the acquired equity is capitalised as goodwill and will subsequently be subjected to a regular annual recoverability test.

In case the acquired value of the equity should exceed the cost expensed by the acquiring company, the difference will be recognised immediately in net profit or loss for the period.

In compliance with the transition rules of IFRS 3, any goodwill which had until the end of 2004 been subject to regular amortisation is carried forward as at 1 January 2005 with accumulated amortisation being deducted from the original cost and regular amortisation terminated.

Residual amounts of €18m from negative goodwill existing at the end of 2004 were directly set off against revenue reserves as at 1 January 2005.

The annual recoverability tests applied to goodwill are performed by the discounted cash flow method. This method is based on expected future cash flows from recent management planning which are updated with long-term revenue growth rates and assumptions with regard to margin development and the capital cost of the entity. Tests are performed at the level of the "cash generating unit (CGU)". As regards individual premises used in the recoverability tests in financial year 2005, reference is made to note 16.

In addition to the aforesaid, additional recoverability tests are performed during the year whenever any events occurred arouse suspicion that the value might have decreased lastingly.

**Currency translation and consolidation methods** The financial statements of foreign Group companies are translated into euros in accordance with the functional currency method. The functional currency is mainly the currency of the country in which the company concerned is located. In some cases, the functional currency is different from the national currency. Assets and liabilities are translated at balance sheet date middle rates, whereas income statement items are translated at average exchange rates for the year. Such translation differences are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries before 2005 is carried at historical cost, net of amortisation accumulated by the end of 2004.

As from 2005, any new goodwill will be accounted for in the currency of the acquired company.

Any transaction difference is, however, recognised in net profit or loss for the period. Such differences arise in the financial statements of consolidated companies from assets and liabilities the basis of which is a currency differing from the company's functional currency. Any resulting exchange rate differences are included in other operating income (exchange gains) and other operating expenses (exchange losses) respectively.

The following table shows the development of major exchange rates used in the consolidated financial statements in comparison with the euro:

| | **2005** | | 2004 | |
|---|---|---|---|---|
| | Balance sheet rate | Income statement average rate | Balance sheet rate | Income statement average rate |
| USD | 0.84495 | 0.80653 | 0.73513 | 0.80155 |
| CAD | 0.72674 | 0.66444 | 0.60746 | 0.61917 |
| GBP | 1.45539 | 1.46069 | 1.41123 | 1.47512 |
| HKD | 0.10897 | 0.10371 | 0.09453 | 0.10292 |
| THB | 0.02058 | 0.01999 | 0.01885 | 0.01991 |
| SEK | 0.10647 | 0.10760 | 0.11112 | 0.10975 |
| NOK | 0.12500 | 0.12484 | 0.12135 | 0.11951 |
| DKK | 0.13404 | 0.13417 | 0.13449 | 0.13441 |
| CHF | 0.64296 | 0.64559 | 0.64700 | 0.64769 |
| KRW | 0.00084 | 0.00079 | 0.00071 | 0.00070 |

The effects of intra-group transactions are completely eliminated within the context of consolidation. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For temporary differences from consolidation, tax accruals and deferrals are recognised as required by IAS 12.

**Other intangible assets (except for goodwill)** Acquired intangible assets are recognised at cost, internally generated intangible assets from which the Group expects future benefits and which can be measured reliably are recognised at cost and regularly amortised according to the straight-line method over an estimated useful life of five years. The cost includes all costs directly attributable to the process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Intangible assets with an indefinite useful life and any yet unused intangible assets are not amortised regularly but, like goodwill, subjected to a regular annual recoverability test.

**Tangible assets** Tangible assets serving business operations for more than one year are measured at cost, reduced by regular straight-line depreciation. The cost of a self-constructed asset includes all costs directly attributable to the construction process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. The useful lives applied to tangible assets correspond to the estimated/expected useful lives in the Group.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

A useful life of between 20 and 45 years is taken as a basis for buildings, whereas buildings and improvements on leasehold land are depreciated according to the term of the lease or any shorter useful life. Depreciation rates are mainly between ten and 20 per cent per year. A useful life of up to ten years is fixed for plant and machinery. Office and factory equipment is under normal conditions depreciated over three to ten years.

**Finance lease** In accordance with IAS 17, the economic ownership of leased assets is deemed transferred to the lessee if the lessee bears substantially all the risks and rewards associated with the ownership of the leased asset. In addition to the duration of the uncancellable initial term of the lease and the share of the present value of the leasing payments of the total investment, especially the distribution of rewards and risks from the residual value of the asset not amortised during the term of the lease is in this connection considered. Provided that its economic ownership is to be attributed to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

**Impairment of depreciable intangible assets and tangible assets** Intangible assets and tangible assets are written down for impairment at the balance sheet date in addition to regular amortisation/depreciation if the "recoverable amount" of the asset has dropped below its carrying amount. The "recoverable amount" is determined as the higher of an asset's fair value net of the costs of disposal ("net selling price") and the present value of the estimated future cash flow from the asset.

The net selling price is in this connection derived from recently observed market transactions – if any.

In the event that it is impossible to forecast an expected cash flow for an individual asset, the cash flow for the next larger unit of assets is estimated, discounted at a risk interest rate and the recoverable value distributed over the individual assets in proportion to their respective carrying amounts.

In case the reason for an impairment effected in preceding years should fall away in whole or in part in subsequent periods, a corresponding write-up is performed.

**Repairable aircraft spare parts** Repairable aircraft spare parts are recognised at continually adjusted prices based on average acquisition cost. For the purpose of valuation, spare parts are assigned to individual aircraft types and generally depreciated like aircraft belonging to the fleet types for which they can be used.

**Real property held as financial investments** Any real property of the Group serving exclusively the purpose of rental to third parties is classified as financial investment and measured at amortised cost.

**Financial assets accounted for under the equity method** are recognised at cost at the time of acquisition.

In subsequent periods, the carrying amounts of investments included by the equity method are either increased or reduced by the changes in equity of the associated company or joint venture attributable to the Lufthansa Group. The principles of purchase price allocation applying to full consolidation are similarly used in the initial measurement of any difference between the acquisition cost of the investment and the pro-rated equity of the company included in the measurement of an investment. Any goodwill included in the measurement of the investment is in subsequent periods only subjected to a recoverability test if there are signs of a potential impairment of the entire measurement of the investment. The transitional rules for goodwill and negative goodwill originating from previous periods correspond to those applying to full consolidation.

**Financial assets** Financial assets include other financial assets, noncurrent and current receivables and other assets, securities, liquid funds and derivative financial instruments.

Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at fair value plus the cost of the transaction. Noncurrent low- or non-interest bearing loans are in this connection reported at their present value.

Customer receivables from construction or service contracts not yet completed at the balance sheet date are recognised at cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer contracts are recognised to the amount of the cost incurred in so far as recovery is expected.

The subsequent measurement of **loans and receivables** is generally effected at amortised cost taking account of the effective interest method with low- or non-interest bearing receivables.

If it is uncertain whether receivables can be collected, such receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the mean of buying and selling price at the balance sheet date

**Financial assets available for sale** are, in contrast, recognised in subsequent periods at fair value, provided such value can be determined reliably. Financial assets available for sale are securities, equity investments for which a market price quoted at an active market exists, as well as cash in hand and bank balances. As regards securities, the fair value is determined from the price quoted at an active market. The fair value of unquoted fixed-interest bearing securities is determined from the difference between effective and market interest rate at the date of valuation.

Changes in fair value between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is effected either upon disposal or in the event that the market value should lastingly drop below the carrying amount.

**Any equity investments for which there is no value quoted at an active market** are, in contrast, subsequently measured at cost. In case the recoverable value should drop below the carrying amount as at the balance sheet date, valuation adjustments affecting net profit or loss for the period are performed.

**Derivative financial instruments** have been measured at fair value based on published market prices. In case there is no price quoted at an active market, other appropriate accounting methods are used.

Appropriate accounting methods include all factors which would be considered by independent, competent market participants for pricing purposes and which represent acknowledged economic models for setting the prices of financial instruments.

Following an intra-group guideline, the Lufthansa Group uses derivative financial instruments for hedging interest rate and exchange rate movement risks as well as fuel price risks. The basis for this is a hedging policy defined by the Executive Board and supervised by a price hedging committee. Within the scope of this policy, interest rate and exchange rate hedging transactions are also entered into with non-consolidated Group companies.

Interest rate swaps and interest rate/currency swaps are agreed in order to manage interest rate risks. Interest rate/currency swaps also hedge exchange rate movement risks from the provision of finance in foreign currencies.

The Lufthansa Group uses forward exchange transactions and currency options to hedge exchange rate exposure. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements are entered into in the form of fluctuation band options and other hedging combinations primarily with regard to crude oil. In addition to this, there is hedging of part of the price difference between kerosene and crude oil. To a limited extent, hedges with regard to other products, such a gasoil, are also entered into.

Hedging transactions are entered into to secure either fair values or future cash flows.

In so far as the financial instruments used qualify as effective cash flow hedging instruments within the scope of a hedging relation in accordance with the relevant provisions of IAS 39, any fluctuations in fair value will not affect the result for the period during the term of the derivative.

Fair value changes from an effective cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction, which has previously been recognised in equity, is set off against the cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

In the case of effective hedging of fair values, any changes in the fair value of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss. These derivatives have to be assigned to the category of financial assets accounted for at fair value through the income statement.

The Group's hedging policy (cf. note 44) aims at concluding exclusively effective derivatives for hedging interest rate, currency and fuel price risks.

However, some hedging transactions as well as some transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness provided for in IAS 39. Consequently, changes in fair value arising from these transactions are directly taken into account in the income statement.

**Inventories** The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on the cost of purchase determined on the basis of average prices, or on the cost of conversion. The cost of conversion includes all the costs directly attributable to the conversion process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not taken into account. Valuation as at the balance sheet date is based on the lower of cost of purchase/cost of conversion or net realisable value, net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

**Assets held for sale** Individual, formerly noncurrent assets or units of assets the sale of which is to be expected during the next twelve months have been recognised at the lower of net carrying amount at the time of reclassification or net realisable value.

**Provisions and accruals** Retirement benefit obligations are measured in accordance with the projected unit credit method prescribed by IAS 19 for defined benefit pension schemes. The balance sheet measurement of the obligation is based on different estimates.

This requires especially assumptions with regard to the long-term development with salaries and pensions as well as with regard to average life expectancy. Assumptions with regard to salary and pension trends are based on developments observed in the past. They take account of the country-specific interest rate and level of inflation and labour market trends. Average life expectancies are estimated on the basis of acknowledged biometrical calculation formula.

The interest rate used for discounting future payment obligations is the country-specific market interest rate for long-term risk-free cash investments with a comparable time to maturity.

The expected long-term development of existing plan assets is also determined with regard to the country concerned and subject to the fund structure, taking account of historical experience.

Year-on-year changes in estimates and assumptions as well as deviations from actual annual effects are reflected in the actuarial gains/losses and, provided that their amount exceeds ten per cent of the obligation, will be amortised rateably through the income statement over the residual time of service of the beneficiary.

Actuarial losses not disclosed in the balance sheet as at 31 December 2005 amount to €1,2bn. €25m were amortised in financial year 2005 through staff costs.

Provisions for taxes and other provisions and accruals are set up if there is an obligation towards third parties resulting from a past event which obligation is likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If no provision or accrual could be set up because any of the recognition criteria has not been met, the respective commitments are disclosed under contingent liabilities.

The amount of provisions and accruals is determined by the amount the occurrence of which is most likely.

The measurement of the provision for the obligation from bonus miles programmes is based on several estimates and assumptions. Accumulated, but yet unused bonus miles are valued by the additional cost method in so far as they will probably be used on Lufthansa flights. A weighted average cost unit rate per mile is derived from previous passenger behaviour and the cost incurred. Any miles which will probably be used on partner flights are valued at the price per mile to be paid to the respective partners.

No provision is set up for miles expected to become invalid. The experienced quota of invalid miles is used to estimate the number of miles which will probably become invalid subject to current expiry rules.

As at 31 December 2005, 151.5 billions of miles had to be measured, the amount of the provision is €599m.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at reporting date rates.

**Financial Liabilities** Liabilities under finance lease agreements are reported at the present value of the lease rates at the time of conclusion of the agreement, whereas other financial liabilities are reported at fair value. Liabilities for which no market interest rate is to be paid are recognised at present value.

Measurement in subsequent periods is at amortised cost, taking account of the effective interest method with high- and low-interest bearing liabilities.

Foreign currency liabilities are valued at the middle rate at the balance sheet date.

As regards share-based obligations from option programmes for executive officers, measurement at fair values as required by IFRS 2 „Share-based Payment" was performed in financial year 2005. The amounts resulting from such measurement had no material effects on the net assets, financial position and results of operations of the Lufthansa Group.

**Liabilities from unused flight documents** Sold flight documents are carried as liability from unused flight documents until their use. Following use of a passenger coupon or an air consignment note, the amount carried as liability is recognised and disclosed as traffic revenue in the income statement. Any coupons which will probably not be used at all are recognised at the end of the year in the amount of their estimated value affecting the current period result at the end of the year. The estimate is based on statistical historical data.

**Deferred tax items** In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the individual companies and the consolidated financial statements. Tax loss carry-forwards which are likely to be utilised in the future are recognised as an asset in the amount of deferred tax assets.

As regards the question whether any deferred tax assets from tax loss carry-forwards are usable, i.e. valuable, recourse is taken to the Company's result planning as well as to definite applicable tax strategies.

The total amount of deferred tax assets which cannot be recognised as an asset as at 31 December 2005 is €192m.

In financial year 2005, the tax rates for deferred taxes abroad were ten to 40 per cent as in the preceding year.

**Recognition of income and expenses** Revenue and other operating income are recognised upon the performance of services or transfer of risk to the customer. Revenue from customer-related long-term construction contracts in the MRO and IT Services segments is recognised according to the stage of completion based on the percentage of completion method. This requires for one thing an estimate of the portion of services rendered compared to the total volume of the customer order, and for a second an estimate of the profit of the total contract. The total volume of realised profit shares from long-term contracts was €36m in fiscal year 2005.

Operating expenses are recognised in the income statement upon utilisation of the services or at the date of origination. Provisions for warranties are set up at the time when the related revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are recognised when title to dividend accrues.

## Notes to the Consolidated Income Statement

### 3) Traffic revenue

| Traffic revenue by sector | 2005 €m | 2004 €m |
|---|---|---|
| Passenger | 11 314 | 10 519 |
| Freight | 2 495 | 2 238 |
| Mail | 95 | 112 |
| | **13 904** | **12 869** |
| Scheduled | 13 440 | 12 424 |
| Charter | 464 | 445 |
| | **13 904** | **12 869** |

As in the preceding year, traffic revenue generated by Lufthansa Cargo AG and disclosed in segment reporting (note 40) includes revenue in the amount of €1m from the carriage of passengers on combined passenger and freight traffic, which amount has been allocated to revenue from passenger business in the above table.

### 4) Other revenue

| By sector | 2005 €m | 2004 €m |
|---|---|---|
| Maintenance | 1 723 | 1 627 |
| Catering services | 1 480 | 1 442 |
| Convenient Meal Solutions | – | 181 |
| Travel (commissions) | 127 | 117 |
| EDP services | 257 | 238 |
| Ground services | 89 | 83 |
| Other services | 485 | 408 |
| | **4 161** | **4 096** |

Technical services represent the majority of the external revenue achieved by the MRO business segment. Further revenue from the MRO segment from the sale of materials, the hiring out of materials and engines as well as logistical services has been assigned to other services.

Revenue designated as catering services and Convenient Meal Solutions has been achieved exclusively by the Catering business segment. LSG Food & Nonfood Handel GmbH and LSG Airport Gastronomiegesellschaft mbH in particular also generate revenue unrelated to catering services within the Catering segment, which revenue is disclosed under "other services".

The enlargement of the group of consolidated companies had an effect of €7m on catering services. The increase is to be attributed to the revenue achieved by the companies of the Catering segment consolidated for the first time and allocated to this item. The strong decrease in the Convenient Meal Solutions sub-segment is to be attributed to the sale of this operation as of 8 June 2004.

IT services show the revenue generated by the IT Services segment.

Other revenue also includes revenue from unfinished services in connection with long-term construction and service contracts in the amount of €238m (previous year: €130m). Such revenue has been recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates as to the outcome of the total contract, revenue has been recognised in the amount of the contract costs incurred. The stage of completion has been derived on the basis of the costs incurred at the balance sheet date in relation to total anticipated contract costs.

The accumulated costs of unfinished contracts, i.e. taking account of the amounts recognised in preceding years, amount to €206m (previous year: €113m), whereas the respective profits amount to €36m (previous year: €14m). There have been down payments by customers of €166m (previous year: €87m). The balance of these amounts reduced by allowances is shown under trade receivables (cf. note 27). No amount has been withheld by customers.

### 5) Changes in inventories and work performed by the enterprise and capitalised

| Changes in inventories and work performed by the enterprise and capitalised | 2005 €m | 2004 €m |
|---|---|---|
| Increase/decrease in finished goods and work in progress | 5 | 1 |
| Work performed by the enterprise and capitalised | 122 | 84 |
| | **127** | **85** |

## 6) Other operating income

| Other operating income | 2005 €m | 2004 €m |
|---|---|---|
| Income from the disposal of fixed assets | 331 | 446 |
| Income from the reversal of impairment losses | 17 | 6 |
| Foreign currency translation gains | 350 | 374 |
| Reversal of provisions and accruals and deferrals | 138 | 195 |
| **Income from the rebilling of accounts payable** | 27 | 32 |
| Commissions earned | 98 | 80 |
| Rebilling of charges for EDP distribution systems | 35 | 33 |
| Release of allowances for receivables/ elimination of accounts payable | 22 | 38 |
| Hiring out of staff | 35 | 29 |
| Compensation received for damages | 19 | 29 |
| Rental income | 27 | 28 |
| Income from the subleasing of aircraft | 1 | 3 |
| Income from the disposal of current financial assets | 10 | 34 |
| Other operating income | 435 | 426 |
| | **1 545** | **1 753** |

€9m of income from the disposal of fixed assets relate to the sale of aircraft and spare engines, €182m to the sale of the shares in Amadeus Global Travel and €107m to the sale of the shares in Loyalty Partners GmbH. In the preceding year, €31m related to the sale of aircraft, €292m to the sale of the shares in Amadeus Global Travel and €53m to the sale of Autobahn Tank & Rast.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate of a month) and the time of payment (spot exchange rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 10).

The reversal of provisions item concerns a large number of provisions set up in preceding years not used up. In contrast to this, the expense for provisions not set up in an adequate amount in previous years has been assigned to the related primary type of expense.

Other operating income includes items which are not allocable to any of the aforementioned accounts, including benefits in money's worth from employer contributions (contra entry in staff costs), advertising income and canteen income.

The companies consolidated for the first time contributed €4m to the Group's other operating income.

## 7) Cost of materials and services

| Cost of materials and services | 2005 €m | 2004 €m |
|---|---|---|
| Fuel for aircraft | 2 662 | 1 819 |
| Other raw materials and supplies | 1 370 | 1 542 |
| Purchased merchandise | 559 | 540 |
| **Total cost of raw materials and supplies and purchased merchandise** | **4 591** | **3 901** |
| | | |
| Charges | 2 543 | 2 542 |
| Charter | 728 | 644 |
| External technical services | 533 | 511 |
| Flight services | 111 | 106 |
| Operating lease | 142 | 168 |
| External EDP services | 60 | 76 |
| Other purchased services | 299 | 296 |
| **Total cost of purchased services** | **4 416** | **4 343** |
| | **9 007** | **8 244** |

## 8) Staff costs

| Staff costs | 2005 €m | 2004 €m |
|---|---|---|
| Wages and salaries | 3 912 | 3 887 |
| Social security | 597 | 581 |
| Pension costs and other employee benefits | 344 | 345 |
| | **4 853** | **4 813** |

The enlargement of the group of consolidated companies led to an increase in staff costs of €6m, €5m of which relate to wages and salaries and €1m to social security.

Social security charges include the employers' contribution to the statutory old-age-pension scheme.

The expenses for pensions shown relate mainly to transfers to the provisions for pensions (cf. note 33). An amount of €0.7m (previous year: €0.6m) has been transferred with regard to executive officers.

| Employees | On annual average 2005 | On annual average 2004 | As at 31 December 2005 | As at 31 December 2004 |
|---|---|---|---|---|
| Ground personnel | 70 322 | 72 582 | 70 778 | 70 482 |
| Flight personnel | 19 057 | 18 534 | 19 949 | 18 508 |
| Trainees | 1 432 | 1 627 | 1 576 | 1 683 |
| | **90 811** | **92 743** | **92 303** | **90 673** |

The annual average is calculated pro rata temporis taking account of the time of initial consolidation or deconsolidation. In 2005, 449 employees on annual average related to the companies consolidated for the first time, whereas their number was 2,398 as at 31 December 2005.

## 9) Depreciation, amortisation and impairment

Amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the item concerned. Total amortisation and depreciation amount to €1,398m (previous year: €1,112m). Impairment losses in the amount of €304m (previous year: €34m) were incurred in financial year 2005. Impairment losses in the amount of €3m relate to depreciable intangible assets, buildings and other tangible assets the value in use of which – determined as the present value of payment surpluses – has dropped below their carrying amount. In the preceding year, building equipment and other tangible assets in the total amount of €23m were concerned.

Additional unplanned write-downs of €1m (previous year: €11m) to the net realisable value have been effected.

Within the scope of the goodwill recoverability test to be performed annually, impairment losses in the Catering segment in the amount of €280m and in the MRO segment of €20m were incurred in financial year 2005. For further details, reference is made to note 16.

## 10) Other operating expenses

| Other operating expenses | 2005 €m | 2004 €m |
|---|---|---|
| Sales commissions paid to agencies | 662 | 790 |
| Rents and maintenance costs | 594 | 581 |
| Staff-related expenses | 579 | 509 |
| Charges for EDP distribution systems | 240 | 242 |
| Advertising and sales promotion | 213 | 203 |
| Foreign currency translation losses | 345 | 298 |
| Audit, consulting and legal fees | 108 | 105 |
| Expenses incurred from rebilling accounts payable | 76 | 122 |
| Other services | 94 | 80 |
| Flight-operations insurance-related expenses | 60 | 83 |
| Allowances for receivables | 69 | 59 |
| Communication costs | 49 | 51 |
| Other taxes | 47 | 50 |
| Losses from disposal of fixed assets | 20 | 44 |
| Losses from the disposal of current financial assets | 3 | 4 |
| Losses from the disposal of other current assets | 0* | 2 |
| Restructuring costs | 0* | 14 |
| Other operating expenses | 601 | 443 |
| | **3 760** | **3 680** |

* Rounded below €1m.

Foreign currency translation losses include mainly losses on exchange rate differences between the exchange rate in operation at the transaction date (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at reporting date rate (cf. note 6).

The enlargement of the group of consolidated companies resulted in an increase in other operating expenses of €6m in total.

## 11) Income from subsidiaries, joint ventures and associates

| Income from subsidiaries, joint ventures and associates | 2005 €m | 2004 €m |
|---|---|---|
| Income from profit transfer agreements | 48 | 39 |
| Result from investments in joint ventures | 80 | – 98 |
| Result from investments in associates | 312 | 15 |
| Income from other equity investments | 12 | 12 |
| Expenses from loss transfer | – 5 | – 10 |
| | **447** | **– 42** |

Income and expenses from profit and loss transfer agreements include tax contributions/credits. The result from investments in joint ventures includes profits of €79m (previous year: loss of €99m) determined under the equity method.

In financial year 2005, the income from associates includes an amount from the initial at equity valuation of Swiss International Air Lines AG in the amount of €291m. This is the amount by which the share in the assets and liabilities of Swiss International Air Lines AG accounted for at fair value acquired by AirTrust AG exceeds the purchase price which has also been measured at fair value. All in all, the pro-rated share to be attributed to AirTrust AG of the result of Swiss International Air Lines AG, which has been included at equity since July 2005, amounts to €293m. Total profits from the at equity valuation of associates amount to €308m (previous year: €14m).

## 12) Net interest

| Net interest | 2005 €m | 2004 €m |
|---|---|---|
| Income from other securities and long-term loans | 17 | 3 |
| Other interest and similar income | 210 | 171 |
| Interest paid for pension obligations | – 200 | – 246 |
| Interest and similar expenses | – 275 | – 259 |
| | **– 248** | **– 331** |

Due to the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the net interest loss increased by €1m.

Interest expenses include €10m (previous year: €11m) from adding interest to long-term other provisions and accruals discounted in preceding years.

## 13) Other financial items

| Other financial items | 2005 €m | 2004 €m |
|---|---|---|
| Write-down of investments in subsidiaries and other equity investments | – 7 | – 10 |
| Write-down of loans | – 21 | – 15 |
| Write-down of securities held as fixed assets | – | – |
| Write-down of securities held as current assets | – 1 | 0* |
| Result from the measurement of derivatives at fair value** | – 14 | – 15 |
| | **– 43** | **– 40** |

* Rounded below €1m.
** Relates to derivative financial instruments qualifying as held for trading.

## 14) Income taxes

| Income taxes | 2005 €m | 2004 €m |
|---|---|---|
| Current income tax expenses | 28 | 25 |
| Release of tax provisions | – 1 | – 18 |
| Refunds for prior years | – 2 | 0* |
| Deferred taxes | 238 | 126 |
| | **263** | **133** |

* Rounded below €1m.
Income is provided with a negative sign.

Without the change in the group of consolidated companies, the amount of income tax expenses would have been €1m higher.

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by a tax rate of 35 per cent, which rate is composed of a 25 per cent tax rate for corporation tax and ten per cent trade tax on income/solidarity surcharge.

| €m | 2005 | | 2004 | |
|---|---|---|---|---|
| | Basis of assessment | Tax expenses | Basis of assessment | Tax expenses |
| Expected income tax refund/expenses | 875 | + 306 | 541 | + 189 |
| Tax-free income, other deductible amounts and permanent differences | – | – 105 | – | – 183 |
| Amortisation of goodwill non-deductible for tax purposes | 300 | + 105 | 113 | + 39 |
| Losses incurred by foreign subsidiaries with no deferred taxes imposed on (previous year: retained earnings) | + 391 | – 137 | – 72 | + 25 |
| Deviation of local taxes from deferred group tax rate | – | + 21 | – | + 13 |
| Tax loss carry-forwards not recognised or adjusted | – | + 78 | – | + 49 |
| Other | – | – 5 | – | + 1 |
| **Disclosed income tax expenses** | **–** | **263** | **–** | **133** |

In the case of full profit distribution, there are deferred tax assets of €99m (previous year: €99m) resulting from retained profits originating from preceding years and taxed at a higher corporation tax rate.

Within the scope of accounting under the equity method, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

No deferred tax liabilities have been reported in the balance sheet for temporary differences with regard to the values of investments in subsidiaries and associated companies between tax balance sheet and consolidated financial statements in the amount of €8m (previous year: €12m), because it is unlikely that the companies will be sold in the foreseeable future.

In financial year 2005, deferred tax liabilities in the amount of €69m (previous year: deferred tax assets in the amount of €21m) taking account of changes in the group of consolidated companies were recognised directly in equity. Deferred tax assets and liabilities for 2005 and 2004 are to be allocated as follows:

| €m | **31.12.2005** | | 31.12.2004 | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| Loss carryforwards and tax credits | 398 | – | 414 | – |
| Tax-based special depreciation, tax-free reserves | – | 3 | – | 12 |
| Retirement benefit obligations | 270 | – | 183 | – |
| Finance lease aircraft | 30 | – | 58 | – |
| Depreciation and amortisation | – | 689 | – | 907 |
| Measurement of financial instruments at fair value | – | 33 | 73 | – |
| Provision for contingent losses | 136 | – | 169 | – |
| Receivables/payables/other provisions and accruals | – | 500 | – | 129 |
| Set-off | – 611 | – 611 | – 731 | – 731 |
| Other | – 35 | – | – | – 32 |
| | **188** | **614** | **166** | **285** |

In addition to the aforementioned deferred tax assets from loss carry-forwards and tax credits, there are tax assets from loss carry-forwards in the amount of €192m (previous year: €156m), which tax assets could not be recognised. Of these amounts, €3m may be used until 2006, €2m each until 2007 and 2008, €1m until 2009, €9m until 2010, €2m until 2011 and €173m even after 2012.

The recoverability of tax assets from loss carry-forwards in the amount of USD111m (previous year: USD99m) capitalised within the LSG Sky Chefs group USA is supported by the fact that the Group has adequate tax strategies to benefit from the losses carried forward.

## 15) Earnings/loss per share

The basic (or undiluted) earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the financial year. The shares issued within the context of the effected capital increase have been taken into account in the determination of the average number of shares pro rata since 14 June 2004. In addition to this, the shares bought back and reissued for the employee share ownership programme have been considered pro rata temporis. In accordance with IAS 33, the value of the option right from the increase in capital has been taken into account as a bonus element in the prior year calculation adjusting the number of shares.

In order to determine the diluted earnings/loss per share, the ordinary shares which may maximally be issued upon exercise of the conversion privilege arising from the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 are allocated to the average number. Group net profit/loss for the period is at the same time increased by the amounts expensed on the convertible bond.

| | **2005** | 2004 |
|---|---|---|
| Basic earnings/loss per share in€ | 0.99 | 0.94 |
| Net profit/loss for the period in €m | + 453 | + 404 |
| Weighted average number of ordinary shares outstanding | 457 786 554 | 427 968 792 |

| | **2005** | 2004 |
|---|---|---|
| Diluted earnings per share in € | 0.95 | 0.90 |
| Net profit for the period in €m | + 453 | + 404 |
| + interest expensed on convertible bonds | + 20 | + 22 |
| – current and deferred taxes | – 7 | – 8 |
| Adjusted net profit for the period | + 466 | + 418 |
| Weighted average number of ordinary shares outstanding | 492 317 977 | 465 171 172 |

In financial year 2005, €0.30 per share were distributed from the net profit for financial year 2004.

## Notes to the Consolidated Balance Sheet

### Assets

### 16) Goodwill and intangible assets with an indefinite useful life

| €m | Goodwill from consolidation | Negative goodwill | Intangible assets with an indefinite useful life | Total |
|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 2 429 | – 25 | – | 2 404 |
| Accumulated amortisation | – 1 601 | 6 | – | – 1 595 |
| Carrying amount at 1.1.2004 | 828 | – 19 | – | 809 |
| Exchange rate differences | – 13 | – 1 | – | – 14 |
| Change in the group of consolidated companies | – 2 | – | – | – 2 |
| Additions | 0* | 0* | – | 0* |
| Transfers | – | – | – | – |
| Disposals | – 3 | – | – | – 3 |
| Available for sale | – | – | – | – |
| Write-down | – 125 | 2 | – | – 123 |
| Write-up | – | – | – | – |
| Carrying amount at 31.12.2004 | 685 | – 18 | – | 667 |
| Acquisition cost at 1.1.2005 | 685 | – | – | 685 |
| Accumulated amortisation | – | – | – | 0 |
| Carrying amount at 1.1.2005 | 685 | – | – | 685 |
| Exchange rate differences | 7 | – | – | 7 |
| Change in the group of consolidated companies | – | – | – | – |
| Additions | 119 | – | – | 119 |
| Transfers | 80 | – | – | 80 |
| Disposals | – | – | – | – |
| Available for sale | – | – | – | – |
| Write-down | – 300 | – | – | – 300 |
| Write-up | – | – | – | – |
| **Carrying amount at 31.12.2005** | **591** | **–** | **–** | **591** |
| Acquisition cost at 31.12.2005 | 891 | – | – | 891 |
| Accumulated amortisation | – 300 | – | – | – 300 |

* Rounded below €1m.

Goodwill additions in financial year 2005 relate to the acquisition of the Eurowings group at €99m and a revenue-related subsequent purchase price payment for LSG SkyChefs Korea in the amount of €20m.

Due to the initial consolidation of the Eurowings group, which had previously been accounted for under the equity method, the goodwill from the acquisition of the first 49 per cent of the shares in the amount of €80m previously included in financial assets had to be reclassified into goodwill from consolidation.

Amortisation for financial year 2005 includes impairment losses of €300m with regard to goodwill.

All goodwill was for the first time subjected to a regular recoverability test under IAS 36 in financial year 2005. The tests have been performed at the level of the smallest cash generating unit ("CGU") on the basis of the value in use. The goodwill originating from the acquisition of Air Dolomiti S.p.A. and of the Eurowings group has in this connection been tested as the smallest independent cash generating unit at the level of Lufthansa AG and its regional partners.

The following table provides an overview of the goodwill tested and the assumptions included in the respective recoverability tests.

| CGU | Lufthansa AG and regional partners | BizJet International | LSG Sky Chefs USA Group | LSG Sky Chefs Korea |
|---|---|---|---|---|
| Segment | Passenger business | Maintenance | Catering | Catering |
| Carrying amount of goodwill | €249m | €20m | €557m | €65m |
| Impairment | – | €20m | €280m | – |
| Revenue growth p.a.: planning period | 2.5% to 6.4% | 2.5% to 4.6% | – 8.5% to 0.2% | 4.7% to 5.1% |
| EBITDA margin planning period | 8.1% to 9.9% | 9.2% to 9.4% | – 2.8% to 8.6% | 24.7% to 25.1% |
| Rate of investment planning period | 3.5% to 5.7% | 0.6% to 1.3% | 2% | 1.0% to 1.9% |
| Planning period | 3 years | 3 years | 4 years | 3 years |
| Revenue growth p.a. after the end of the planning period | 2.5% | 2.5% | 2% | 5% |
| EBITDA margin after the end of the planning period | 9.9% | 9.1% | 9.6% | 25.3% |
| Rate of investment after the end of the planning period | 5.7% | 0.9% | 2% | 1% |
| Discount rate | 9.8% | 9.5% | 9.8% | 9.8% |

The assumptions used for the recoverability tests are based on external sources in the planning period. In some cases, risk reductions have been effected in order to allow for special regional features and market share trends specific to the respective company. In case revenue growth of the LSG Sky Chefs USA group should stagnate at zero per cent at the end of the planning period, this would result in an additional impairment of €78m under ceteris-paribus conditions.

The EBITDA margins used are based on past experience or have been developed from cost-cutting measures initiated. The rates of investment are based on past experience and take account of the replacement of any means of production proposed in the planning period.

## 17) Other intangible assets

| €m | Concessions, industrial and similar rights and assets as well as licences in such rights and assets | Internally generated software | Advance payments | **Total** |
|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 436 | 54 | 16 | 506 |
| Accumulated amortisation | – 331 | – 31 | – | – 362 |
| Carrying amount at 1.1.2004 | 105 | 23 | 16 | 144 |
| Exchange rate differences | 1 | – | – 1 | 0* |
| Change in the group of consolidated companies | 2 | – | 0* | 2 |
| Additions | 41 | 4 | 20 | 65 |
| Transfers | 1 | 3 | – 8 | – 4 |
| Disposals | – 4 | 0* | – | – 4 |
| Available for sale | – | – | – | – |
| Write-down | – 38 | – 7 | – 6 | – 51 |
| Write-up | – | – | – | – |
| Carrying amount at 31.12.2004 | 108 | 23 | 21 | 152 |
| Acquisition cost at 1.1.2005 | 465 | 53 | 21 | 539 |
| Accumulated amortisation | – 357 | – 30 | 0* | – 387 |
| Carrying amount at 1.1.2005 | 108 | 23 | 21 | 152 |
| Exchange rate differences | 0* | 1 | – 1 | 0* |
| Change in the group of consolidated companies | 2 | – | 0* | 2 |
| Additions | 22 | 17 | 29 | 68 |
| Transfers | 8 | 3 | – 13 | – 2 |
| Disposals | – 5 | 0* | – 1 | – 6 |
| Available for sale | – | – | – | – |
| Write-down | – 41 | – 8 | – 3 | – 52 |
| Write-up | – | – | – | – |
| **Carrying amount at 31.12.2005** | **94** | **36** | **32** | **162** |
| Acquisition cost at 31.12.2005 | 432 | 73 | 35 | 540 |
| Accumulated amortisation | – 338 | – 37 | – 3 | – 378 |

* Rounded below €1m.

Non-capitalised research and development costs for intangible assets in the amount of €1m (previous year: €2m) have been incurred. Intangible assets in the amount of €3m (previous year: €1m), though already firmly ordered, are not yet subject to the Group's economic power of disposal.

€2m of the carrying amounts reported as at 31 December 2005 relate to the companies consolidated for the first time.

## 18) Aircraft and spare engines

| €m | Aircraft and spare engines | Advance payments on aircraft and spare engines | Total |
|---|---|---|---|
| Acquisition cost at 1.1.2004 | 15 044 | 286 | 15 330 |
| Accumulated depreciation | – 8 515 | – | – 8 515 |
| Carrying amount at 1.1.2004 | 6 529 | 286 | 6 815 |
| Exchange rate differences | – 3 | 0* | – 3 |
| Change in the group of consolidated companies | 3 | 0* | 3 |
| Additions | 1 050 | 290 | 1 340 |
| Transfers | 204 | – 204 | – |
| Disposals | – 108 | – 6 | – 114 |
| Available for sale | – | – | – |
| Write-down | – 728 | – | – 728 |
| Write-up | 4 | – | 4 |
| Carrying amount at 31.12.2004 | 6 951 | 366 | 7 317 |
| Acquisition cost at 1.1.2005 | 15 350 | 366 | 15 716 |
| Accumulated depreciation | – 8 399 | – | – 8 399 |
| Carrying amount at 1.1.2005 | 6 951 | 366 | 7 317 |
| Exchange rate differences | 10 | 1 | 11 |
| Change in the group of consolidated companies | 120 | 31 | 151 |
| Additions | 438 | 350 | 788 |
| Transfers | 194 | – 202 | – 8 |
| Disposals | – 39 | – 21 | – 60 |
| Available for sale | – 66 | – | – 66 |
| Write-down | – 871 | – | – 871 |
| Write-up | – | – | – |
| **Carrying amount at 31.12.2005** | **6 737** | **525** | **7 262** |
| Acquisition cost at 31.12.2005 | 15 221 | 525 | 15 746 |
| Accumulated depreciation | – 8 484 | – | – 8 484 |

* Rounded below €1m.

The aircraft item shows 16 aircraft (13 Boeing MD-11F and 3 Boeing B747-400) with a carrying amount of €869m (previous year: €981m) being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 or 50 years is as a rule concluded with a lessee on the Bermudas. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years). The lessee pays the leasing obligations arising from this arrangement to a bank in one amount with debt-discharging effect.

Since the risks and rewards associated with and the legal ownership of the aircraft remain with the Lufthansa Group as before the transaction, the aircraft are, according to SIC 27, not treated as objects of lease under IAS 17, but as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is on a pro-rata basis recognised in the income statement over the term of the sublease contract. In 2005, an amount of €10m was as in the preceding year realised under "other operating income".

In addition to the aforesaid, the item comprises 25 aircraft (2 Boeing 747, 6 Airbus A340, 5 Airbus A330, 3 Airbus A320 and 9 Canadair Regional Jet) with a carrying amount of €1,199m (previous year: 22 aircraft with a carrying amount of €1,099m), the majority of which has been sold to Japanese and British leasing companies and leasing companies on the Bermudas respectively and leased back with a view to more favourable financing terms. The term of such lease contracts is between ten and 26 years. Lufthansa is entitled to buy the aircraft back at a fixed price at a given point in time.

Since the risks and rewards associated with the aircraft remain with the Lufthansa Group, the aircraft are, according to SIC 27, not treated as objects of lease.

Two of the aircraft financed through leasing companies on the Bermudas are subject to operative constraints; the aircraft are prohibited from being used mainly in the American airspace.

The order commitment relating to aircraft and spare engines as at 31 December 2005 is €3.4bn (previous year: 3.0bn).

€1,371m (previous year: €1,197m) of the aircraft item serve as collateral for existing financing arrangements. Aircraft at a carrying amount of €190m (previous year: €288m) have been procured under finance leases (cf. note 21).

€151m of the carrying amounts disclosed for aircraft and spare engines as at 31 December 2005 relate to the companies consolidated for the first time.

## 19) Other tangible fixed assets

| €m | Land and buildings | Machinery and technical equipment | Other equipment, office and factory equipment | Payments on account and assets under construction | **Total** |
|---|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 1 417 | 486 | 1 175 | 137 | 3 215 |
| Accumulated depreciation | – 607 | – 398 | – 932 | – | – 1 937 |
| Carrying amount at 1.1.2004 | 810 | 88 | 243 | 137 | 1 278 |
| Exchange rate differences | – 13 | 0* | – 3 | – 3 | – 19 |
| Change in the group of consolidated companies | 18 | 51 | – 8 | 30 | 91 |
| Additions | 37 | 16 | 81 | 120 | 254 |
| Transfers | 10 | 32 | 20 | – 58 | 4 |
| Disposals | – 21 | – 1 | – 8 | – 13 | – 43 |
| Available for sale | – | – | – | – | – |
| Write-down | – 73 | – 29 | – 107 | – | – 209 |
| Write-up | – | – | – | – | – |
| Carrying amount at 31.12.2004 | 768 | 157 | 218 | 213 | 1 356 |
| Acquisition cost at 1.1.2005 | 1 434 | 753 | 1 062 | 213 | 3 462 |
| Accumulated depreciation | – 666 | – 596 | – 844 | – | – 2 106 |
| Carrying amount at 1.1.2005 | 768 | 157 | 218 | 213 | 1 356 |
| Exchange rate differences | 16 | 4 | 9 | 6 | 35 |
| Change in the group of consolidated companies | 7 | – | 3 | – | 10 |
| Additions | 31 | 31 | 83 | 101 | 246 |
| Transfers | 34 | 13 | 22 | – 59 | 10 |
| Disposals | – 10 | – 2 | – 7 | – 12 | – 31 |
| Available for sale | – 3 | – | – | – | – 3 |
| Write-down | – 55 | – 31 | – 89 | 0* | – 175 |
| Write-up | 0* | – | – | – | 0* |
| **Carrying amount at 31.12.2005** | **788** | **172** | **239** | **249** | **1 448** |
| Acquisition cost at 31.12.2005 | 1 515 | 791 | 1 104 | 249 | 3 659 |
| Accumulated depreciation | – 727 | – 619 | – 865 | 0* | – 2 211 |

* Rounded below €1m.

There are land charges in the amount of €46m (previous year: €42m) with regard to land and buildings. A purchase option entered in the land register exists with regard to real property worth €277m (previous year: €287m). In addition, €14m (previous year: €15m) of the total other tangible assets serve as collateral for existing loans. Furthermore, other tangible assets with a carrying amount of €61m (previous year: €78m) have been procured under finance leases.

€15m of the carrying amounts as at 31 December 2005 relate to assets of companies consolidated for the first time.

The values of firmly ordered tangible fixed assets not yet in the Group's economic power of disposal are as follows:

| €m | **31.12.2005** | 31.12.2004 |
|---|---|---|
| Land and buildings | 5 | 2 |
| Technical equipment | 13 | 10 |
| Office and factory equipment | 95 | 61 |
| | **113** | **73** |

## 20) Real property held as financial investments

| €m | Land and buildings held as financial investments |
|---|---|
| Acquisition cost at 1.1.2004 | 23 |
| Accumulated depreciation | – 4 |
| Carrying amount at 1.1.2004 | 19 |
| Exchange rate differences | – |
| Change in the group of consolidated companies | – |
| Additions | – |
| Transfers | 0* |
| Disposals | – |
| Available for sale | – |
| Write-down | – 1 |
| Write-up | – |
| Carrying amount at 31.12.2004 | 18 |
| Acquisition cost at 1.1.2005 | 23 |
| Accumulated depreciation | – 5 |
| Carrying amount at 1.1.2005 | 18 |
| Exchange rate differences | – |
| Change in the group of consolidated companies | – |
| Additions | – |
| Transfers | – |
| Disposals | – |
| Available for sale | – |
| Write-down | – 1 |
| Write-up | – |
| **Carrying amount at 31.12.2005** | **17** |
| Acquisition cost at 31.12.2005 | 23 |
| Accumulated depreciation | – 6 |

* Rounded below €1m.

As at 31 December 2005, the buildings held exclusively as financial investments have a market value of €20m (previous year: €20m). The market value has been derived, without using the services of an expert, from the year 2000 acquisition price, the renovation cost incurred in the meantime as well as the construction cost of the new building parts. Rental income amounted to €1m as in the preceding year.

## 21) Assets leased and hired out

Tangible fixed assets include leased assets which, due to the fact that the underlying agreements are designed as finance leases, are allocated to the Group's economic ownership. Assets leased and hired out may be gathered from the following table.

| €m | Aircrafts and space engines hired out | Leased aircrafts space and engines | Lease buildings | Buildings and land hired out | Leased technical equipment | Leased other equipment, office and factory equipment |
|---|---|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 481 | 728 | 131 | 22 | 0* | 34 |
| Accumulated depreciation | – 385 | – 424 | – 63 | – 3 | – | – 28 |
| Carrying amount at 1.1.2004 | 96 | 304 | 68 | 19 | 0* | 6 |
| Exchange rate differences | – | – | 1 | – | 0* | 1 |
| Change in the group of consolidated companies | – | – | – | – | – | – |
| Additions | 32 | – | 10 | – | – | – |
| Transfers | 67 | 29 | – | – | – | – 2 |
| Disposals | – 27 | – | – 2 | – | 0* | – 1 |
| Available for sale | – | – | – | – | – | – |
| Write-down | – 19 | – 45 | – 3 | – 1 | – | – 2 |
| Write-up | – | – | – | – | – | – |
| Carrying amount at 31.12.2004 | 149 | 288 | 74 | 18 | – | 4 |
| Acquisition cost at 1.1.2005 | 346 | 618 | 136 | 23 | – | 20 |
| Accumulated depreciation | – 197 | – 330 | – 62 | – 5 | – | – 16 |
| Carrying amount at 1.1.2005 | 149 | 288 | 74 | 18 | – | 4 |
| Exchange rate differences | 1 | 1 | 0 | – | – | 1 |
| Change in the group of consolidated companies | 23 | 15 | – 16 | – | – | – |
| Additions | 3 | – | 5 | – | – | – |
| Transfers | – 55 | – 25 | 0 | – | – | – 3 |
| Disposals | – | – 30 | 0 | – | – | 2 |
| Available for sale | – 6 | – 18 | – | – | – | – |
| Write-down | – 8 | – 41 | – 3 | – 1 | – | – 3 |
| Write-up | – | – | – | – | – | – |
| **Carrying amount at 31.12.2005** | **107** | **190** | **60** | **17** | **–** | **1** |
| Acquisition cost at 31.12.2005 | 358 | 457 | 111 | 24 | – | 23 |
| Accumulated depreciation | – 251 | – 267 | – 51 | – 7 | – | – 22 |

* Rounded below €1m.

**Finance lease** The total amount of leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 is €251m (previous year: €366m), €190m of which (previous year: €288m) relate to aircraft (2 Boeing 747, 1 Airbus A320, 1 Airbus A319, 9 Canadair Regional Jets, 8 ATR 42 and 1 ATR 72).

Carrying amounts for leased aircraft (1 A319 und 4 ATR42) of €35m relate to Eurowings Luftverkehrs AG and Germanwings, which companies have been consolidated for the first time.

As a rule, aircraft finance lease agreements are non-cancellable within the scope of a fixed basic lease term of at least four years; their maximum term is twelve years.

After expiry of the lease term, the lessee is usually entitled or actually obligated to acquire the asset at its residual value. In some cases, an additional mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and any higher market value has to be paid. In case the option is in the aforesaid cases not exercised by the lessee, the lessor may sell the aircraft at the best possible price in the market. The lessee is entitled to 75 per cent of any sales surplus exceeding the residual value. In case sales revenue is below the residual value, the difference has to be paid by the lessee. The lease agreements provide for variable lease payments in so far as the included interest share is linked to the future development of market interest rates, normally the three- or six-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings as well as for office and factory equipment. The carrying amounts of such leased assets relate to the Catering business segment at €51m and to the Passenger Transportation business segment at €10m.

Lease terms for buildings and parts of buildings are between 17 and 30 years. Lease agreements provide for lease payments which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are non-cancellable. Options for an extension of the agreements – if any – exist either on the part of the lessee or on the part of the lessor.

Lease terms for factory and office equipment are between one and thirteen years. The agreements provide for lease payments, part of which payments are fixed, whereas other lease payments are determined on a variable basis and, in particular cases, for purchase options at the end of the term of the lease. An extension of the agreements by the lessee is only possible with certain leases or is effected automatically if there is no objection. The agreements are non-cancellable.

The following payments from finance lease agreements will become due in subsequent periods. Variable lease payments have in this respect been rolled over on the basis of the last applicable interest rate:

| €m | 2006 | 2007 – 2010 | ab 2011 |
|---|---|---|---|
| Lease payments | 51 | 126 | 105 |
| Discounts | 2 | 21 | 37 |
| Net present values | 49 | 105 | 68 |
| Payment from sublease agreements | 5 | 11 | – |

In the preceding year, the following amounts from finance lease agreements have been reported:

| €m | 2005 | 2006 – 2009 | ab 2010 |
|---|---|---|---|
| Lease payments | 69 | 171 | 106 |
| Discounts | 3 | 13 | 41 |
| Net present values | 66 | 158 | 65 |

**Operating Leases** In addition to the aforesaid finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further 71 aircraft for which there are operating lease arrangements, these agreements concern mainly aircraft leased within the scope of the Lufthansa Regional Concept, as well as leased buildings.

The term of the operating lease agreements for aircraft is between three and twelve years. Usually, the agreements terminate automatically after expiry of the lease term, in some cases lease extension options have been agreed upon.

The lease agreements for buildings have a term of up to 25 years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

| €m | 2006 | 2007 – 2010 | ab 2011 |
|---|---|---|---|
| Aircraft | 142 | 270 | 13 p.a. |
| Diverse buildings | 234 | 835 | 273 p.a. |
| Other lease agreements | 56 | 161 | 38 p.a. |
| | **431** | **1 266** | **324 p.a.** |
| Payments from sublease agreements | 13 | 31 | 6 |

In the preceding year, the following amounts from operating lease agreements have been reported:

| €m | 2005 | 2006–2009 | ab 2010 |
|---|---|---|---|
| Aircraft | 140 | 66 | 12 p.a. |
| Diverse buildings | 207 | 801 | 179 p.a. |
| Other lease agreements | 61 | 174 | 41 p.a. |
| | **408** | **1 041** | **232 p.a.** |
| Payments from sublease agreements | – | – | – |

Twelve aircraft in the economic and legal ownership of the Group at the end of 2005 are being subleased on an operating lease basis. The following payments result from these agreements providing for lease terms of up to three years:

| €m | 2006 | 2007–2010 | ab 2011 |
|---|---|---|---|
| Payments from operating lease agreements | 17 | 27 | – |

Eight aircraft which had been in the economic and legal ownership of the Group at the end of 2004, were subleased on a non-cancellable operating lease basis. The following payments resulted from these agreements:

| €m | 2005 | 2006–2009 | ab 2010 |
|---|---|---|---|
| Payments from operating lease agreements | 12 | 11 | – |

## 22) Financial assets accounted for under the equity method

| €m | Investments in joint ventures | Investments in associated companies | **Total** |
|---|---|---|---|
| Acquisition cost at 1.1.2004 | 521 | 402 | 923 |
| Accumulated amortisation | – 34 | – 168 | – 202 |
| Carrying amount at 1.1.2004 | 487 | 234 | 721 |
| Exchange rate differences | – 2 | – 7 | – 9 |
| Change in the group of consolidated companies | – | – | – |
| Additions | 50 | 78 | 128 |
| Transfers | 4 | – | 4 |
| Disposals | – 222 | – 18 | – 240 |
| Available for sale | – | – | – |
| Write-down | – 4 | – 8 | – 12 |
| Write-up | – | – | – |
| Carrying amount at 31.12.2004 | 313 | 279 | 592 |
| Acquisition cost at 1.1.2005 | 313 | 279 | 592 |
| Accumulated amortisation | – | – | – |
| Carrying amount at 1.1.2005 | 313 | 279 | 592 |
| Exchange rate differences | 4 | 13 | 17 |
| Change in the group of consolidated companies | 5 | 4 | 9 |
| Additions | 85 | 407 | 492 |
| Transfers | – | – 110 | – 110 |
| Disposals | – 13 | – 34 | – 47 |
| Available for sale | – | – | – |
| Write-down | – | – 4 | – 4 |
| Write-up | – | – | – |
| **Carrying amount at 31.12.2005** | **394** | **555** | **949** |
| Acquisition cost at 31.12.2005 | 394 | 559 | 953 |
| Accumulated depreciation | 0* | – 4 | – 4 |

* Rounded below €1m.

There is no quoted market price for any of the investments accounted for at equity.

A carrying amount of €100m results from the change in the group of consolidated companies and their investments accounted for at equity as at 31 December 2005.

## 23) Other financial assets

The other financial assets are comprised of a noncurrent portion with a time to maturity of more than one year and a current portion included in current assets with a time to maturity of up to one year. The total amount may be gathered from the following table:

| **Other financial assets** | **31.12.2005** | | | 31.12.2004 | | |
|---|---|---|---|---|---|---|
| €m | Total | Non-current | Current | Total | Non-current | Current |
| Investments in subsidiaries | 157 | 157 | – | 151 | 151 | – |
| Other equity investments | 458 | 458 | – | 282 | 282 | – |
| Securities held as fixed assets | 176 | 176 | – | 12 | 12 | – |
| | 791 | 791 | – | 445 | 445 | – |
| | | | | | | |
| Loans to subsidiaries | 70 | 67 | 3 | 69 | 66 | 3 |
| Loans to other equity investments | 39 | 39 | – | 1 | 1 | – |
| Other loans | 120 | 87 | 33 | 144 | 112 | 33 |
| Pre-financing of leasehold | 10 | 9 | 1 | 13 | 11 | 1 |
| | 239 | 202 | 37 | 227 | 190 | 37 |
| **Total** | **1 030** | **993** | **37** | **672** | **635** | **37** |

Due to the change in the group of consolidated companies, the disclosed total carrying amount of the other financial assets is €79m lower.

Equity investments and securities developed in 2005 and 2004 as may be gathered from the following table:

| €m | Investments in subsidiaries | Other equity investments | Securities held as fixed assets | **Total** |
|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 202 | 41 | 67 | 310 |
| Accumulated amortisation | – 40 | – 1 | – 62 | – 103 |
| Carrying amount at 1.1.2004 | 162 | 40 | 5 | 207 |
| Exchange rate differences | 0* | 0* | – 1 | – 1 |
| Change in the group of consolidated companies | – 25 | – | – | – 25 |
| Additions | 59 | 197 | 2 | 258 |
| Transfers | – 1 | 48 | 5 | 52 |
| Disposals | – 36 | 0* | 0* | – 36 |
| Available for sale | – | – | – | – |
| Write-down | – 8 | – 3 | – | – 11 |
| Write-up | – | – | 1 | 1 |
| Carrying amount at 31.12.2004 | 151 | 282 | 12 | 445 |
| Acquisition cost at 1.1.2005 | 183 | 330 | 74 | 587 |
| Accumulated amortisation | – 32 | – 48 | – 62 | – 142 |
| Carrying amount at 1.1.2005 | 151 | 282 | 12 | 445 |
| Exchange rate differences | 1 | 0* | 0* | 1 |
| Change in the group of consolidated companies | – 34 | 1 | 12 | – 21 |
| Additions | 25 | 403 | 152 | 580 |
| Transfers | 30 | 0* | 0* | 30 |
| Disposals | – 10 | – 11 | 0* | – 21 |
| Available for sale | – | – 217 | – | – 217 |
| Write-down | – 6 | – 1 | – | – 7 |
| Write-up | – | 1 | – | 1 |
| **Carrying amount at 31.12.2005** | **157** | **458** | **176** | **791** |
| Acquisition cost at 31.12.2005 | 191 | 505 | 178 | 874 |
| Accumulated amortisation | – 34 | – 47 | – 2 | – 83 |

* Rounded below €1m.

Provided that a market value could be determined reliably, equity investments and securities have been reported at such market value. Since there is no active market with market prices available to the public, it has been impossible to determine the market value of equity investments with a carrying amount of €265m (previous year: €189m) and securities held as fixed assets with a carrying amount of €25m (previous year: €11m).

In financial year 2005, investments which previously could not be measured at fair value because there was no active market, accounting for a carrying amount of €20m (previous year: €37m) were sold. Total profits of €166m (previous year: €15m) were achieved, in particular from the sale of the shares in Loyalty Partner GmbH.

The market value of the investment in Amadeus Global Travel of €217m has been reclassified to assets intended for sale and the investment sold at a book profit of €182m in financial year 2005 (note 6).

€12m of the securities (previous year: none) have been issued as collateral for liabilities.

| €m | Loans to subsidiaries | Loans to other equity investments | Other loans | Pre-financing of leasehold | **Total** |
|---|---|---|---|---|---|
| Acquisition cost at 1.1.2004 | 386 | 1 | 291 | 14 | 692 |
| Accumulated amortisation | – 64 | – | – 140 | – | – 204 |
| Carrying amount at 1.1.2004 | 322 | 1 | 151 | 14 | 488 |
| Exchange rate differences | – | – | 0* | – | – |
| Change in the group of consolidated companies | – 102 | – | 1 | – | – 101 |
| Additions | 21 | – | 21 | 0* | 42 |
| Transfers | – 58 | – | 1 | 1 | – 56 |
| Disposals | – 109 | – | – 22 | – 2 | – 133 |
| Available for sale | – | – | – | – | – |
| Write-down | – 5 | – | – 9 | – | – 14 |
| Write-up | – | – | 1 | – | 1 |
| Carrying amount at 31.12.2004 | 69 | 1 | 144 | 13 | 227 |
| Acquisition cost at 1.1.2005 | 113 | 1 | 291 | 13 | 418 |
| Accumulated amortisation | – 44 | – | – 147 | – | – 191 |
| Carrying amount at 1.1.2005 | 69 | 1 | 144 | 13 | 227 |
| Exchange rate differences | 1 | – | – 3 | – 1 | – 3 |
| Change in the group of consolidated companies | 1 | – | 1 | – | 2 |
| Additions | 12 | 38 | 17 | – | 67 |
| Transfers | 16 | – | – 16 | – | 0 |
| Disposals | – 21 | – | – 28 | – 2 | – 51 |
| Available for sale | – | – | – | – | – |
| Write-down | – 10 | – | – 11 | – | – 21 |
| Write-up | 2 | – | 16 | – | 18 |
| **Carrying amount at 31.12.2005** | **70** | **39** | **120** | **10** | **239** |
| Acquisition cost at 31.12.2005 | 95 | 39 | 263 | 10 | 407 |
| Accumulated amortisation | – 25 | 0* | – 143 | 0* | – 168 |

* Rounded below €1m.

The carrying amount of loans and the pre-financing of leasehold correspond to their market value.

## 24) Noncurrent receivables and other assets

| Noncurrent receivables and other assets | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| Receivables from subsidiaries | 1 | 1 |
| Receivables from other equity investments | – | – |
| Deferred expenses | 15 | 42 |
| Other assets | 102 | 121 |
| | **118** | **164** |

The other noncurrent receivables include expected reimbursements for obligations provided for in the amount of €2m (previous year: €3m).

Noncurrent receivables and other assets have been determined at amortised cost in compliance with the effective interest method. The amortised cost of monetary assets correspond to their market value.

The contribution of the companies consolidated for the first time amounted to €4m.

## 25) Derivative financial instruments

The companies consolidated for the first time have contributed noncurrent derivative financial instruments with a fair value of €10m and current derivative financial instruments with a market value of also €10m.

Current derivative financial instruments include instruments with a positive market value of in total €2m (previous year: €11m) accounted for at fair value through the income statement, because they do not qualify as effective hedging transactions within the scope of a hedging relation.

## 26) Inventories

| Inventories | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| Raw materials and supplies | 368 | 319 |
| Finished goods and work in progress | 71 | 57 |
| Advance payments | 0* | 0* |
| | **439** | **376** |

* Rounded below €1m.

Inventories worth €28m (previous year: €7m) are pledged as loan collateral.

As at 31 December 2005, the gross value of the inventories amounted to in total €536m (previous year: €474m). Of this total, inventories with a carrying amount of €173m (previous year: €194m) have been accounted for at the lower fair value net of selling costs ("net realisable value"). There were write-downs to the net realisable value in the amount of €97m (previous year: €98m). New valuation adjustments of €4m (previous year: €1m) have been effected in the reporting year. In financial year 2004, write-ups in the amount of €5m with regard to valuation allowances effected in preceding years had been performed.

Inventories worth €10m originate from companies consolidated for the first time.

## 27) Trade receivables and other assets

| Trade receivables and other assets | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| **Trade receivables** | | |
| Trade receivables from subsidiaries | 92 | 85 |
| Trade receivables from other equity investments | 21 | 7 |
| Trade receivables from third parties | 1 757 | 1 490 |
| | **1 870** | **1 582** |
| *of which: from work in progress net of progress payments* | (98) | (65) |
| | | |
| **Other assets** | | |
| Receivables from subsidiaries | 110 | 94 |
| Receivables from other equity investments | 12 | 14 |
| Deferred expenses | 51 | 40 |
| Other assets | 596 | 483 |
| | **769** | **631** |
| **Total** | **2 639** | **2 213** |

€8m (previous year: €7m) of the trade receivables have been issued as loan collateral. Companies consolidated for the first time contributed trade receivables of €20m.

As in the preceding year, other assets include expected reimbursements for obligations provided for in the amount of €2m.

Current other assets in the total amount of €6m (previous year: €13m) have been issued as loan collateral.

€21m of the change in other assets as compared with the preceding year relate to the companies consolidated for the first time.

### 28) Securities held as current assets

In accordance with IAS 39, securities held as current assets have been measured at their fair value as available-for-sale financial investments. It had been impossible in the preceding year to determine a reliable market value for securities with a carrying amount of €1m.

Securities in the amount of €9m are held by companies consolidated for the first time.

### 29) Cash and cash equivalents

As at the balance sheet date, euro bank balances with different credit institutions have been bearing interest mainly at interest rates between 2.3 and 2.4 per cent (previous year: between 2.1 and 2.3 per cent). USD balances have been invested at an average interest rate of 4.0 per cent (previous year: 1.9 per cent). €2m (previous year: none) of the bank balances have been issued as collateral for liabilities.

Foreign currency balances have been valued at the closing date rate.

€95m of the bank balances relate to companies consolidated for the first time.

### 30) Assets held for sale

As at the year end, 21 aircraft from the Passenger Transportation Business segment are disclosed as available for sale. There are purchase contracts for all the aircraft, delivery is expected for financial year 2006. The carrying amounts at the time of reclassification have been kept upon reclassification, because the expected sales revenue per aircraft exceeds the carrying amount. The total carrying amount of the aircraft available for sale is €70m, €7m of which amount relate to the companies consolidated for the first time.

Furthermore, a piece of land from the Catering segment no longer required with a carrying amount of €3m is available for sale. The building has been reclassified from fixed assets without unplanned depreciation being performed.

## Notes to the Consolidated Balance Sheet

## Shareholders' Equity and Liabilities

### 31) Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €1,172m. It is divided into 457,920,000 registered shares, with each share representing a share of €2.56 of the issued capital.

A resolution passed by the ordinary General Meeting of 19 June 2002 authorised the Executive Board until 18 June 2007 to increase the issued capital by up to €200m with the approval of the Supervisory Board by issuing new registered shares on one or several occasions (Authorised Capital A) against a contribution in cash or in kind.

Within the scope of this authorisation, the Executive Board raised the issued capital of the Company effective as of 14 June 2004 with the approval of the Supervisory Board of 24 May 2004 by €195m from €977m to €1,172m by issuing 76,320,000 new registered shares with a pro-rata share of the issued capital of €2.56 per share and including full entitlement to dividends for financial year 2004, against a contribution in cash. The remaining authorised capital of €5m was cancelled owing to a resolution by the ordinary General Meeting of 25 May 2005.

The same General Meeting authorised the Executive Board until 24 May 2010 to increase the issued capital of the Company by up to €200m with the approval of the Supervisory Board by issuing new registered shares against contributions in cash or in kind (Authorised Capital A). Existing shareholders are generally to be granted subscription rights. In the case of shares issued against contributions in kind, subscription rights may be excluded, whereas in the case of shares issued against contributions in cash, fractional amounts may be excluded from the shareholders' subscription rights. Furthermore, the Executive Board has in the case of a capital increase against contributions in cash to exclude shareholders' subscription rights with the approval of the Supervisory Board subject to the proviso that the shares issued excluding subscription rights must in total not exceed ten per cent of the issued capital and the amount for which shares are issued is not substantially lower than the exchange price.

The General Meeting on 19 June 2002 authorised the Executive Board until 18 June 2007 to issue on one or several occasions bearer or registered convertible bonds and/or bonds with warrants of up to €1bn with terms of up to 15 years. In this context there is contingent capital for effecting a conditional increase of the issued capital by €97,689,000 by issuing 38,160,000 new registered shares. The conditional capital increase will be performed only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

With effect as from 4 January 2002, Lufthansa AG issued a convertible bond for €750m. Existing shareholders' subscription rights have been excluded. In total, 750,000 conversion options certifying the right to conversion into up to 37,202,380 shares of Lufthansa AG at a price of €19.86 (following the capital increase) were issued.

The ordinary General Meeting on 16 June 2004 authorised the Executive Board to raise the issued capital by 15 June 2009 with the approval of the Supervisory Board by €25m by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. Shareholders' subscription rights are excluded.

In financial year 2005, Lufthansa AG acquired a total number of 1,113,370 own shares at an average price of €11.18, comparing to 0.24 per cent of the issued capital.

These shares have been used as follows:

- 832,902 shares offered to employees of Lufthansa AG and 28 subsidiaries and other equity investments from profit sharing 2004 at a price of €11.07.
- 280,422 shares as part of the performance-based variable remuneration of senior executives and staff members to whom the regular pay scale does not apply of Lufthansa AG and a further 25 subsidiaries and other equity investments at a price of €11.54, taking account of a 30 per cent deduction. Lufthansa AG and its Group companies grant an outperformance option for these shares with a term of three to four years. Depending on the development of the Lufthansa share value as compared with that of the index of a competing airline, the shareholder will receive a payment in cash upon exercise of the option. The option may be exercised in the last year of its term, provided the share is held until the time of exercise.

An outperformance option identical in structure to the abovementioned option was already granted by Lufthansa AG and its group companies as part of the performance-based variable remuneration of senior executives in 2002, 2003 and 2004. Each of the programmes covers a period of three to four years. The outperformance option for the year 2002 became exercisable following expiry of three years for the first time in 2005. No cash payment became due.

As at 1 January 2005, a total number of 1,737,996 shares were held by senior executives/captains and staff members to whom the regular pay scale does not apply, whereas these employees held a total of 1,576,776 shares at 31 December 2005. The options have no inherent value.

46 shares were resold at an average price of €11.70. As at the balance sheet date, the portfolio did not contain any own shares.

## 32) Reserves

The capital reserve contains only the premium from capital increases and from a convertible bond. The legal reserve included in revenue reserves is €26m as before; the remaining amount relates to other revenue reserves.

## 33) Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. As regards employees who joined the Group before 1995, the so-called VBL scheme, which is the supplementary pension scheme for all state employees, had for the time being been continued as a company pension scheme. Following the collective agreements for the harmonisation of employee retirement benefits for ground and flight personnel concluded in 2003, the corporate pension scheme for all members of both ground and flight staff was changed to an average salary plan also for cockpit staff within the scope of the collective agreement of 4 December 2004. The retirement benefit commitment is now equal to that for employees who joined the Company after 1994. With this scheme, a salary component is converted into a pension component, the retirement benefit being the sum of the accumulated pension components. Under IAS 19, such pension commitments have to be considered defined benefit commitments and are, therefore, taken into account by commitment volume and cost.

Flight personnel are in addition entitled to a transitional pension arrangement covering the period between the end of their active service and the commencement of statutory/corporate pension plans. Benefits depend on the final salary before retirement (final salary plans).

Corporate pension schemes as well as the transitional pension arrangement in Germany are financed mainly by provisions for pensions in the balance sheet. All obligations are measured annually applying the projected unit credit method. In financial year 2004, the building of plan assets for funding future pension payments and their transfer to the Lufthansa Pension Trust was started. The objective is to provide complete financing for all pension commitments within 10 to 15 years. In financial year 2005, additional funds of €465m were transferred, this makes a total amount of funds of €1,070m transferred to the trust.

Employees abroad are also entitled to retirement benefits and, in some cases, to medical assistance. These benefits depend mainly on their years of service and final salary. As a rule, benefits are financed through external funds.

The measurement of provisions for pensions as well as the determination of pension expenses are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation or ten per cent of the fair value of the existing plan assets.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses, provisions for pensions shown in the balance sheet are lower than the present value of retirement benefit obligations:

| **Funding status** | **2005** €m | 2004 €m |
|---|---|---|
| Present value of unfunded pension obligations | 3 198 | 2 676 |
| Present value of funded pension obligations overseas | 478 | 208 |
| Present value of funded pension obligations Germany | 3 117 | 2 473 |
| Plan assets overseas | – 398 | – 109 |
| Plan assets Germany | – 1 204 | – 604 |
| Unrecognised actuarial losses | – 1 169 | – 512 |
| | **4 022** | **4 132** |

The change in the funding status as compared with the preceding year is mainly due to changed measurement assumptions, especially the lowered interest rate. Furthermore, some foreign pension schemes changed from defined contribution schemes to defined benefit schemes as at 1 January 2005. Consequently, the amount of funded pension obligations and foreign plan assets increased correspondingly. The contributions made to funded pension schemes for employees abroad amounted to €30m.

Plan assets deducted from pension obligations have been reported at market values.

Provisions for pensions developed as follows in financial years 2005 and 2004:

| **Provisions for pensions** | **2005** €m | 2004 €m |
|---|---|---|
| Carry-forward | 4 132 | 4 327 |
| Exchange rate differences carried forward | 6 | – 3 |
| Change in the group of consolidated companies | 7 | 31 |
| Pensions paid | – 163 | – 130 |
| Addition | 506 | 535 |
| Reversal | – 3 | – |
| Transfer to plan assets/employee fluctuation | – 463 | – 628 |
| **Balance** | **4 022** | **4 132** |

The portion relating to companies consolidated for the first time as at 31 December is €10m.

Pension expenses from the transfer to provisions for pensions included in the income statement are made up as follows:

| | **2005** €m | 2004 €m |
|---|---|---|
| Current service costs | 277 | 224 |
| Amortised actuarial losses | 25 | 13 |
| Past service costs | 4 | 52 |
| Interest costs | 274 | 256 |
| Expected return on plan assets | – 74 | – 10 |
| | **506** | **535** |

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations, reduced by the expected return on plan assets, are shown as interest expense.

In 2005, the actual return of the external plan assets amounted to €169m (previous year: €6m).

The determination of pension obligations has been based on the following assumptions:

| **Actuarial assumptions** | **31.12.2005** in % | 31.12.2004 in % | 31.12.2003 in % |
|---|---|---|---|
| Interest rate | 4.25 | 5.0 | 5.5 |
| Projected future salary increase | 2.50 | 2.75 | 2.75 |
| Projected future pension increase | 1.0 – 2.50 | 1.0 – 2.75 | 1.0 – 2.75 |
| Interest rates foreign countries | 4.25 – 6.0 | 5.75 | – |
| Projected future salary increase foreign countries | 3.0 – 4.25 | 4.0 – 5.5 | – |
| Projected future pension increase foreign countries | 2.0 – 2.75 | – | – |
| Trend with health costs – pensioners | 11.0 | 12.0 | 10.0 |
| Projected return on plan assets USA | 5.75 | 5.75 | – |
| Projected return on plan assets Germany | 5.8 – 8.25 | 8.25 | 8.75 |

The above determination under biometric aspects for Germany as at 31 December 2005 has been based on the 2005 G life expectancy tables by Heubeck, whereas for 1 January 2005 and earlier balance sheet dates it has been based on the 1998 life expectancy tables by Heubeck. Fluctuation has been estimated by age and sex.

## 34) Other provisions and accruals

Other provisions and accruals disclosed in the balance sheet as non-current and current provisions and accruals are made up as follows:

| Other provisions and accruals | 31.12.2005 | | | 31.12.2004 | | |
|---|---|---|---|---|---|---|
| €m | Total | Non-current | Current | Total | Non-current | Current |
| Obligations from partial retirement agreements | 201 | 129 | 72 | 230 | 168 | 62 |
| Other staff costs | 144 | 63 | 81 | 146 | 55 | 91 |
| Anticipated losses related to onerous contracts | 141 | 90 | 51 | 101 | 59 | 42 |
| Ecological recovery | 30 | 25 | 5 | 28 | 25 | 3 |
| Pending cases | 23 | 4 | 19 | 20 | 4 | 16 |
| Restructuring measures/severance pay | 50 | 5 | 45 | 43 | 8 | 35 |
| Fixed price customer maintenance contracts | 116 | 28 | 88 | 88 | 24 | 64 |
| Overhaul of aircraft under operating leases | 45 | 20 | 25 | 19 | – | 19 |
| Bonus miles programme | 599 | – | 599 | 548 | – | 548 |
| Warranties | 22 | – | 22 | 21 | – | 21 |
| Other accruals | 208 | 49 | 159 | 200 | 44 | 156 |
| **Total** | **1 579** | **413** | **1 166** | **1 444** | **387** | **1 057** |

Provisions for staff costs concern mainly obligations towards employees from anniversary bonuses, variable payment portions and other current obligations. Anticipated losses from pending transactions result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received thereunder. Provisions for pending cases have been set up on the basis of the estimated outcome of the lawsuit.

The individual groups of provisions and accruals developed as follows in financial year 2005:

| **Other provisions and accruals** €m | Obligations from partial retirement agreements | Other staff costs | Anticipated losses related to onerous contracts | Ecological recovery | Pending cases | **Restructuring measures/ severance pay** |
|---|---|---|---|---|---|---|
| 1.1.2005 | 230 | 146 | 101 | 28 | 20 | 43 |
| Change in the group of consolidated companies | 0* | 1 | – | – | 3 | 11 |
| Exchange rate differences | – | 5 | 5 | 0* | 0* | – |
| Utilisation | – 53 | – 107 | – 17 | – 2 | – 4 | – 22 |
| Transfer/formation | 122 | 101 | 59 | 3 | 9 | 18 |
| Interest added | – | 0* | 6 | 1 | – | 0* |
| Reversal | 0* | – 2 | – 10 | 0* | – 5 | – |
| Reclassification | – 98 | 0* | – 3 | – | 0* | 0* |
| **31.12.2005** | **201** | **144** | **141** | **30** | **23** | **50** |

| €m | Fixed price customer maintenance contracts | Overhaul of aircraft under operating leases | Bonus miles programme | Warranties | Other | **Total** |
|---|---|---|---|---|---|---|
| 1.1.2005 | 88 | 19 | 548 | 21 | 200 | 1 444 |
| Change in the group of consolidated companies | – | 27 | – | – | 10 | 52 |
| Exchange rate differences | – | – | – | 0* | 4 | 14 |
| Utilisation | – 28 | – 3 | – 152 | – 11 | – 71 | – 470 |
| Transfer/formation | 60 | 3 | 245 | 13 | 78 | 711 |
| Interest added | 1 | – | – | – | 2 | 10 |
| Reversal | – 5 | – 1 | – 46 | – 1 | – 16 | – 86 |
| Reclassification | – | – | 4 | – | 1 | – 96 |
| **31.12.2005** | **116** | **45** | **599** | **22** | **208** | **1 579** |

* Rounded below €1m.

As at 31 December 2005, noncurrent other provisions and accruals of €3m and current other provisions and accruals of €79m relate to the companies consolidated for the first time in financial year 2005.

The funding status of provisions for obligations towards employees from partial retirement agreements is as follows:

| **Funding status** | **2005** €m | 2004 €m |
|---|---|---|
| Present value of funded obligations from partial retirement agreements | 299 | 230 |
| External plan assets | – 98 | – |
| | **201** | **230** |

On 20 December 2005, €97m were transferred to an external trust fund for the purpose of insolvency insurance of the employer's performance arrears from partial retirement agreements, under which the employee at first provides his/her full work performance against a reduced remuneration during the so-called block time. Plan assets are measured at market value as at the balance sheet date.

The determination of the obligations from partial retirement agreements has been based on the following assumptions:

| **Assumptions** | **2005** % | 2004 % |
|---|---|---|
| Interest rate | 4.25 | 5.25 |
| Projected return on external plan assets | 6.0 | – |

The following outflows of funds have been estimated for the noncurrent portion of the individual other provisions and accruals:

| €m | 2007 | 2008 | 2009 | 2010 and subsequent years |
|---|---|---|---|---|
| Anticipated losses | 37 | 17 | 10 | 44 |
| Ecological recovery | 3 | 3 | 3 | 19 |
| Restructuring/ severance pay | 2 | 2 | 0* | 0* |
| Fixed price customer maintenance contracts | 23 | 7 | 0* | 0* |
| Overhaul aircraft under operating leases | 3 | 2 | 9 | 5 |
| Other provisions | 22 | 19 | 11 | 134 |

* Rounded below €1m.

The following outflows of funds had been estimated as of the end of financial year 2004:

| €m | 2006 | 2007 | 2008 | 2009 and subsequent years |
|---|---|---|---|---|
| Anticipated losses | 15 | 8 | 3 | 8 |
| Ecological recovery | 3 | 3 | 3 | 19 |
| Restructuring/ severance pay | 2 | 2 | 1 | 0* |
| Fixed price customer maintenance contracts | 17 | 6 | 2 | 3 |
| Overhaul of aircraft under operating leases | 8 | – | – | – |
| Other provisions | 13 | 14 | 15 | 206 |

* Rounded below €1m.

## 35) Borrowings

Borrowings are comprised of a noncurrent portion with a residual term of more than one year and a portion disclosed under current liabilities with a residual term of up to one year. The total amount may be gathered from the following table:

| **Borrowings 31.12.2005** | **Total €m** | Long-term €m | Short-term €m |
|---|---|---|---|
| Bonds | 1 097 | 96 | 1 001 |
| Liabilities to banks | 841 | 750 | 91 |
| Obligations under a lease and other loans | 1 625 | 1 517 | 108 |
| | **3 563** | **2 363** | **1 200** |
| **Borrowings 31.12.2004** | **Total €m** | Long-term €m | Short-term €m |
| Bonds | 1 027 | 1 027 | – |
| Liabilities to banks | 849 | 780 | 69 |
| Obligations under a lease and other loans | 1 430 | 1 278 | 152 |
| | **3 306** | **3 085** | **221** |

€112m of the borrowings shown in the table relate to the change in the group of consolidated companies, with €103m of the amount concerning long-term borrowings.

The following tables show the terms and conditions of borrowings as well as their carrying amounts and market values. The stated market values of the bonds correspond to their market listing. The market values of the other borrowings have been determined based on the interest rates for similar residual terms/repayment schedules applying at the balance sheet date.

**Bonds**

| **Effective interest rate** | Maturity in | **Carrying amount 31.12.2005 €m** | **Market value 31.12.2005 €m** | Carrying amount 31.12.2004 €m | Market value 31.12.2004 €m |
|---|---|---|---|---|---|
| 5.5 Convertible bond AMADEUS GTD | 2006 | 245 | 249 | 238 | 248 |
| 6.3 LIF bond | 2006 | 131 | 130 | 132 | 134 |
| 3.2 Convertible bond Lufthansa | 2006 | 625 | 699 | – | – |
| | max. 2012 | 45 | 43 | 657 | 739 |
| 3.6 Jubilee bond Lufthansa | 2010 | 51 | 51 | – | – |
| | | **1 097** | **1 172** | **1 027** | **1 121** |

**Liabilities to banks**

| **Weighted average interest rate Current year (previous year)** | Maturity | Duration until | **Carrying amount 31.12.2005 €m** | **Market value 31.12.2005 €m** | Carrying amount 31.12.2004 €m | Market value 31.12.2004 €m |
|---|---|---|---|---|---|---|
| Libor/Euribor plus spread | 2005 | 2005 | – | – | 7 | 7 |
| 5.9 | 2005 | 2028 | – | – | 57 | 59 |
| 6.2 (6.8) | 2006 | 2026 | 55 | 56 | 41 | 44 |
| Libor plus spread | 2006 | 2006 | 22 | 22 | 10 | 10 |
| 6.7 (7.1) | 2007 | 2027 | 113 | 118 | 92 | 102 |
| Libor plus spread | 2008 | 2008 | 6 | 6 | 7 | 7 |
| 5.6 (5.7) | 2008 | 2028 | 31 | 34 | 33 | 36 |
| 4.9 (4.7) | 2009 | 2009 | 158 | 163 | 145 | 151 |
| Euribor plus spread | 2009 | 2009 | 70 | 70 | 67 | 67 |
| 5.8 | 2010 | 2010 | 209 | 232 | 241 | 262 |
| 5.5 | 2011 | 2011 | 38 | 39 | 39 | 40 |
| Libor/Euribor plus spread | 2011 | 2011 | 102 | 102 | 96 | 96 |
| Variabel (THB) | 2011 | 2011 | 7 | 7 | – | – |
| Libor/Euribor plus spread | 2012 | 2012 | 21 | 21 | – | – |
| 4.6 | 2012 | 2012 | – | – | 4 | 4 |
| Euribor plus spread | 2013 | 2013 | 9 | 9 | 10 | 10 |
| | | | **841** | **879** | **849** | **895** |

Collateral has been provided for €174m (previous year: €139m) of the liabilities to banks.

**Obligations under a lease and other loans**

| Weighted average interest rate | Duration until | Carrying amount 31.12.2005 €m | Market value 31.12.2005 €m | Carrying amount 31.12.2004 €m | Market value 31.12.2004 €m |
|---|---|---|---|---|---|
| Libor/Euribor plus spread | 2005 | – | – | 30 | 30 |
| Libor/Euribor plus spread | 2006 | 23 | 23 | 25 | 25 |
| Libor/Euribor plus spread | 2007 | 6 | 6 | 6 | 6 |
| 6.0 | 2007 | 10 | 11 | – | – |
| Libor/Euribor plus spread | 2008 | 3 | 3 | – | – |
| 6.0 | 2009 | 13 | 13 | 12 | 13 |
| 5.9 | 2009 | 34 | 37 | – | – |
| Libor/Euribor plus spread | 2010 | 18 | 18 | 18 | 18 |
| 3.6 (YEN) | 2011 | 54 | 53 | 49 | 51 |
| 5.3 | 2011 | 134 | 141 | 146 | 159 |
| 6.1 | 2011 | 6 | 6 | – | – |
| Libor/Euribor plus spread | 2011 | 5 | 5 | 24 | 24 |
| Libor/Euribor plus spread | 2012 | 65 | 65 | 81 | 81 |
| 6.5 (USD) | 2012 | 3 | 3 | 2 | 3 |
| 2.6 (YEN) | 2012 | 36 | 38 | 34 | 38 |
| Libor/Euribor plus spread | 2013 | 127 | 127 | 152 | 152 |
| 7.8 | 2014 | – | – | 25 | 31 |
| Libor/Euribor plus spread | 2014 | 241 | 241 | 242 | 242 |
| 62 % v. Primerate | 2015 | 5 | 5 | 4 | 4 |
| Variable* | 2015 | 5 | 5 | 4 | 4 |
| Libor/Euribor plus spread | 2015 | 416 | 416 | 420 | 420 |
| 2.1 (USD) | 2015 | 145 | 119 | 124 | 101 |
| 2.1 (USD) | 2016 | 84 | 69 | – | – |
| Libor/Euribor plus spread | 2016 | 155 | 155 | – | – |
| Variable* | 2035 | 37 | 37 | 32 | 32 |
| | | **1 625** | **1 596** | **1 430** | **1 434** |

* US tax exempt bond market

## 36) Noncurrent other liabilities

| Noncurrent other liabilities | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| Liabilities to banks | 1 | 1 |
| Liabilities to subsidiaries | 8 | 12 |
| Liabilities to other equity investments | – | – |
| Other liabilities | 87 | 75 |
| | **96** | **88** |

The reported carrying amounts of monetary liabilities reported under these items correspond to their market values.

The companies consolidated for the first time contributed €26m to noncurrent other liabilities.

## 37) Noncurrent payments received on account and deferred income

| Noncurrent payments received on account and deferred income | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| Payments received on account | – | 0* |
| Deferred income | 104 | 135 |
| | **104** | **135** |

* Rounded below €1m.

Deferred income includes mainly deferred book profits from finance lease transactions released to income over the term of the respective leasing agreements pursuant to SIC 27.

## 38) Derivative financial instruments – noncurrent

€48m of the market values of noncurrent derivative financial instruments carried as liability relate to financial instruments measured at fair value through the income statement.

The item exclusively concerns the obligation measured at fair value from a debtor warrant bond the former shareholders were granted in connection with the acquisition of Swiss International Air Lines AG through AirTrust AG in financial year 2005. The debtor warrant bond provides for a cash payment of maximally CHF390m after three years subject to the performance of the Lufthansa share as compared to the index of a competing airline. Since there is no publicly quoted market price in an active market for this option, measurement has been performed by Monte Carlo simulation using historical reference prices, volatilities and correlations of the shares comprised in the competitive index. The change in fair value between acquisition time and balance sheet date has resulted in expenses of €1m included in net interest (cf. note 13).

€3m of the total item relate to companies consolidated for the first time.

## 39) Trade payables and current other liabilities

| Trade payables and current other liabilities | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| **Trade payables** | | |
| Trade payables to subsidiaries | 39 | 47 |
| Trade payables to other equity investments | 33 | 47 |
| Trade payables to third parties | 2 203 | 1 978 |
| | **2 275** | **2 072** |
| **Other liabilities** | | |
| Liabilities to banks | 42 | 63 |
| Other liabilities to subsidiaries | 151 | 133 |
| Other liabilities to other equity investments | 0* | – |
| Other liabilities | 939 | 915 |
| | **1 132** | **1 111** |
| **Summe** | **3 407** | **3 183** |

* Rounded below €1m.

€56m of the change in the total item as compared with the preceding year relate to changes in the group of consolidated companies.

## 40) Current payments received on account and deferred income

| Current payments received on account and deferred income | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| Payments received on account | 35 | 44 |
| Debit balance from payments received on account and receivables from work in progress | 23 | 25 |
| Deferred income | 29 | 29 |
| | **87** | **98** |

## 41) Derivative financial instruments – current

The market values of current derivative financial instruments carried as liability include a total of €230m (previous year: €237m) measured at fair value through the income statement. As in the preceding year, €214m of this amount relate to the negative market value of a put option granted in connection with the acquisition of an equity investment. Since there is no quoted market value in an active market for this option, measurement has been effected by determining the value of the equity investment using the discounted cash flow method.

€7m of the item relate to companies consolidated for the first time.

## Other Disclosures

### 42) Contingencies and events after the balance sheet date

| Contingent liabilities | 31.12.2005 €m | 31.12.2004 €m |
|---|---|---|
| From guarantees, bill and cheque guarantees | 812 | 628 |
| From warranty agreements | 1 386 | 899 |
| From collateralisation of third-party liabilities | 3 | 3 |

Guarantees include an amount of €755m (previous year: €565m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €705m (previous year: €323m) representing contingent liabilities in respect of creditors of joint ventures. A total amount of €1,435m (previous year: €885m) relates to the assumption of co-debtors' guarantees. On the other hand, there are compensatory claims against the other co-debtors in the amount of €1,243m (previous year: €789m). As in the preceding year, there are warranties vis-à-vis creditors of associated companies of €38m. In so far as the annual financial statements have not yet been available, the aforesaid amounts are preliminary.

Since a corresponding outflow of resources is not very likely, various provisions with a potential total effect of €356m (previous year: €340m) on the result could not be set up for subsequent years.

There are claims for the adjustment of purchase prices from the sale of an equity investment in the amount of at maximum €13m, €3m of which are expected to be realised in 2006, whereas the residual amount will probably be realised in subsequent years. €3m have been realised in the reporting year.

In financial year 2005, there was an inflow of funds in the amount of €9m from the sale of an aircraft and a building already firmly contracted in 2004. The resulting book profits amount to €2m. The sale of eighteen Canadair Regional Jets, two ATR 72 and one Airbus A 310 firmly contracted as at the end of financial year 2005 is expected to lead to the realisation of income from disposal of €99m and book profits of €27m.

The Company has in the past incurred a material economic loss from negligent acts by the former management of LSG Holding AG in connection with the conclusion of a long-term catering agreement with SAS. The outcome of arbitration proceedings finalised in the meantime was that the D & O police covers for loss under the first layer (amount of cover: €150m). In the course of 2006/2007, a court of arbitration will finally settle the insurance case and the amount of loss with insurance companies having underwritten for a volume of €127.5m of this layer. The remaining €22.5m of coverage and a further €100m under the second layer will be recovered before the courts of law. Appropriate suits were lodged with the Frankfurt and Cologne Local Courts in the fourth quarter of 2005.

On 4 January 2006 – shortly after the balance sheet date – a nominal amount of €699m (carrying amount of the liability as at 31 December: €625m) of the 1.25 per cent convertible bond of 2002/2012 – securities identification number 795 560 – was prepaid from liquid funds. This resulted in gains of €27m.

On 27 January 2006, the squeeze-out process started in August 2005 was successfully concluded within the context of the acquisition of Swiss International Air Lines AG. Lufthansa and Almea Stiftung now hold 100 per cent of the SWISS shares through the Swiss company AirTrust AG. The public shareholders of SWISS affected by the squeeze-out received the same compensation of CHF8.96 as the shareholders who had proffered their SWISS shares to AirTrust AG already during the offer to buy.

### 43) Other financial commitments

As at 31 December 2005 there is a total commitment to order investments in tangible and intangible assets of €3.5bn (previous year: €3.0bn). In addition to that, there are equity and shareholder loan commitments in the amount of €56m (previous year: €33m) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.2bn (previous year 0.3bn) from purchase agreements and granted put options. The negative market value of the put options granted in connection with the acquisition of an equity investment is carried as liability at €214m (previous year: €214m) under current derivative financial instruments.

### 44) Hedging policy and derivative financial instruments

As an aviation group operating worldwide, the Lufthansa Group is exposed to exchange rate, interest rate and fuel price movement risks as well as to credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

**Price risk** Major risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations in the international money and capital markets as well as price fluctuations in the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

Lufthansa is in a net payer position with respect to currency risks from the operative business as regards the US dollar, in particular due to the dollar-based payment of fuel. With all other currencies, there is generally a net surplus of deposits. The Euro equivalent of the planned hedging relevant exposure from the other currencies is currently €3.6bn. Major risks are associated with British Pound, Swiss Franc, Japanese Yen and Swedish Krone. Currency risks from the planned operative exposure are gradually hedged over a period of 24 months by means of forward exchange transactions. The average hedging level in this connection is 50 per cent.

Currency risks from investments in aircraft are hedged at 50 per cent upon conclusion of contract. During the last 24 months preceding payment, the hedging level is semi-annually increased by ten per cent points. In addition to forward exchange transactions, fluctuation band options are used.

Lufthansa pursues the objective to pay variable interest on 85 per cent of its financial obligations. This hedging relation takes account of both the objective of long-term minimisation of interest expense and the objective of reducing result volatility. Interest rate risks from financial liabilities are, therefore, only hedged at 15 per cent. In contrast to this, exchange rate risks from financial liabilities are in general hedged at 100 per cent by means of interest/currency swaps.

In financial year 2005, the share of fuel expenses accounted for 14.0 per cent (previous year: 10.2 per cent) of the operating expenses of the Lufthansa Group. Consequently, material changes in fuel prices may have a substantial effect on Group results.

Price hedging transactions, especially for crude oil, are concluded in order to limit the fuel price risk. In general, five per cent of the exposure are hedged monthly by crude oil fluctuation band options for the 24th to the seventh month. This is followed by basic risk hedges using crack fluctuation band options at 7.5 per cent of the exposure for the sixth to first month. The maximum hedging level is 90 per cent.

Deviations from the described rule-based hedging procedure are allowed within the scope of a pre-set limit system.

**Liquidity risk** Complex financial planning systems enable the Group to recognise its future liquidity position as it shows from the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. In addition to this, payment flows are planned monthly on a revolving basis for different currencies for a time horizon of currently 24 months in order to obtain an up-to-date picture of liquidity development.

Lufthansa generally holds a liquidity reserve available at short notice of at least €2bn. As at 31 December 2005, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of €2.0bn (previous year: €1.9bn).

**Credit risk** The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the agreements the provision of a service is based on, receivables and liabilities existing among airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the service contract concerned demands special collateral.

Depending on the nature and scope of the services rendered, collateral is required, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, for all other service relationships in order to avoid non-performance.

Any recognisable risks are accounted for by adequate allowances for doubtful accounts.

The credit risk from derivative financial instruments is the potential insolvency of a counterparty. The maximum credit risk is the sum of transactions with the business partners in question for which there are on balance positive market values. As at 31 December 2005, the credit risk was €223m, as at 31 December 2004 it had been €109m. Since maximum risks are fixed based on the credit assessment by recognised rating agencies, the actual risk of default from financial market transactions is limited.

The following hedging transactions exist as at the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

| €m | Hedging of fair values | | Hedging of cash flows | |
|---|---|---|---|---|
| | **Market value 31.12.2005** | Market value 31.12.2004 | **Market value 31.12.2005** | Market value 31.12.2004 |
| Interest rate swaps | 29 | – 13 | – 2 | 2 |
| Forward contracts fuel price hedging | – | – | – | – |
| Fluctuation band options fuel price hedging | – | – | 99 | 46 |
| Hedging combinations fuel price hedging | – | – | 102 | 43 |
| Forward contracts currency hedging | – 18 | – | – 21 | – 131 |
| Fluctuation band options currency hedging | – | – | – 94 | – 202 |
| **Total** | **11** | **– 13** | **84** | **– 242** |

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties arising from such financial instrument would be transferred to an unrelated third party.

The fair values of the interest derivatives correspond to the market value determined by appropriate methods of financial mathematics, for example by discounting expected future cash flows. Discounting is based on interest rates in line with the market and the residual times to maturity of the instruments concerned.

Forward exchange deals and swaps are measured individually at their respective forward rates and discounted to the reporting date based on the corresponding interest rate curve. The market prices of currency options as well as of options used within the context of fuel price hedging are determined by means of acknowledged option pricing models.

According to present knowledge, fuel price and currency transactions used to hedge cash flows will have the following effects on the result for the period or the cost of hedged investments at the time of maturity:

| Financial year | Result for the period €m | Initial measurement of cost* €m | **Total** €m |
|---|---|---|---|
| 2006 | 138 | 11 | 149 |
| 2007 | 40 | – 19 | 21 |
| 2008 | – | – 43 | – 43 |
| 2009 | – | – 31 | – 31 |
| 2010 | – | – 10 | – 10 |
| **Total** | **178** | **– 92** | **86** |

* Negative signs mean an increase in cost.

In addition, interest rate swaps used to hedge cash flows will gradually have the following effects on the result for the period until maturity:

| Maturity Financial year | **Market value 31.12.2005** €m |
|---|---|
| 2006 | 1 |
| 2010 | – 2 |
| 2011 | – 1 |
| **Total** | **– 2** |

The market development of derivatives not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 13).

## 45) Segment reporting

The Lufthansa Group operates in six major business segments, i.e. Passenger Transportation Business through Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti S.p.A., Eurowings Luftverkehrs AG and Germanwings GmbH, freight traffic (Logistics) through the Lufthansa Cargo group, aircraft maintenance and repair (Maintenance, Repair and Overhaul (MRO)) through the Lufthansa Technik group, catering (Catering) through the LSG Lufthansa Service/Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and data processing services (IT Services) through the Lufthansa Systems group.

Lufthansa Commercial Holding GmbH, Lufthansa International Finance (Netherlands) N.V., AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH and further equity investments complete the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in Group results at equity only.

As a rule, inter-segment sales and revenue are generally based on prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

**Primary reporting format – business segment information for financial year 2005**

| €m | Passenger Transportation[1] | Logistics | MRO | Catering[1), 2)] | Leisure Travel | IT Services | Service and Financial Companies | Segment total |
|---|---|---|---|---|---|---|---|---|
| External revenue | 11 542 | 2 739 | 1 819 | 1 708 | | 257 | – | 18 065 |
| – of which traffic revenue | 11 313 | 2 591 | | | | | | 13 904 |
| Inter-segment revenue | 505 | 13 | 1 302 | 507 | | 378 | – | 2 705 |
| Total revenue | 12 047 | 2 752 | 3 121 | 2 215 | | 635 | – | 20 770 |
| Other segment income | 1 154 | 144 | 197 | 144 | 54 | 29 | 683 | 2 405 |
| – of which from investments accounted for using the equity method | 298 | 14 | 15 | 5 | 54 | – | 1 | 387 |
| Cost of materials | 7 046 | 1 847 | 1 469 | 937 | | 32 | 24 | 11 355 |
| Staff costs | 2 317 | 335 | 945 | 959 | | 231 | 70 | 4 857 |
| Amortisation and depreciation | 774 | 138 | 92 | 340 | | 31 | 29 | 1 404 |
| – of which impairments | 2 | – | 20 | 281 | | – | 5 | 308 |
| Other operating expenses | 2 564 | 424 | 532 | 409 | | 302 | 168 | 4 399 |
| **Segment results** | **500** | **152** | **280** | **– 286** | **54** | **68** | **392** | **1 160** |
| – of which from investments accounted for using the equity method | 298 | 14 | 15 | 5 | 54 | – | 1 | 387 |
| Segment assets | 8 383 | 1 316 | 2 219 | 1 063 | 323 | 245 | 2 954 | 16 503 |
| – of which from investments accounted for using the equity method | 456 | 12 | 99 | 55 | 323 | – | 4 | 949 |
| Segment liabilities | 6 508 | 722 | 1 524 | 748 | | 230 | 1 127 | 10 859 |
| – of which from investments accounted for using the equity method | – | – | – | – | | – | – | – |
| Capital expenditure | 936 | 40 | 119 | 104 | | 59 | 189 | 1 447 |
| – of which from investments accounted for using the equity method | 91 | – | 2 | – | | – | – | 93 |
| Other significant non-cash items | 228 | 27 | 95 | 61 | | 14 | 3 | 428 |
| Employees at the balance sheet date | 37 042 | 4 704 | 17 864 | 28 295 | | 3 290 | 1 108 | 92 303 |
| Average number of employees | 35 153 | 4 768 | 17 798 | 28 737 | | 3 250 | 1 105 | 90 811 |

1) Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
2) Due to the sale of Chef Solutions by 8 June 2004, the comparability of prior year figures is limited.

**Primary reporting format – business segment information for financial year 2004**

| €m | Passenger Transportation | Logistics | MRO | Catering | Leisure Travel | IT Services | Service and Financial Companies | Segment total |
|---|---|---|---|---|---|---|---|---|
| External revenue | 10 734 | 2 455 | 1 700 | 1 838 | – | 238 | – | 16 965 |
| – of which traffic revenue | 10 518 | 2 351 | – | – | – | – | – | 12 869 |
| Inter-segment revenue | 473 | 14 | 1 360 | 496 | – | 390 | – | 2 733 |
| Total revenue | 11 207 | 2 469 | 3 060 | 2 334 | – | 628 | – | 19 698 |
| Other segment income | 987 | 158 | 131 | 158 | – 101 | 33 | 778 | 2 144 |
| – of which from investments accounted for using the equity method | – 1 | 8 | 3 | 11 | – 101 | – | – 5 | – 85 |
| Cost of materials | 6 353 | 1 660 | 1 538 | 1 043 | – | 47 | 17 | 10 658 |
| Staff costs | 2 243 | 342 | 919 | 1 018 | – | 222 | 73 | 4 817 |
| Amortisation and depreciation | 660 | 119 | 98 | 190 | – | 34 | 30 | 1 131 |
| – of which impairments | 3 | 8 | – | 23 | – | – | 10 | 44 |
| Other operating expenses | 2 556 | 447 | 414 | 423 | – | 289 | 168 | 4 297 |
| **Segment results** | **382** | **59** | **222** | **– 182** | **– 101** | **69** | **490** | **939** |
| – of which from investments accounted for using the equity method | – 1 | 8 | 3 | 11 | – 101 | – | – 5 | – 85 |
| Segment assets | 7 743 | 1 394 | 1 994 | 1 247 | 263 | 215 | 3 237 | 16 093 |
| – of which from investments accounted for using the equity method | 182 | 9 | 75 | 63 | 263 | – | – | 592 |
| Segment liabilities | 6 871 | 660 | 1 471 | 746 | – | 224 | 1 265 | 11 237 |
| – of which from investments accounted for using the equity method | – | – | – | – | – | – | – | – |
| Capital expenditure | 1 265 | 154 | 107 | 47 | – | 47 | 771 | 2 391 |
| – of which from investments accounted for using the equity method | 53 | – | 4 | 2 | – | – | – | 59 |
| Other significant non-cash items | 241 | 22 | 69 | 33 | – | 13 | 4 | 382 |
| Employees at the balance sheet date | 34 700 | 4 980 | 18 102 | 28 596 | | 3 190 | 1 105 | 90 673 |
| Average number of employees | 34 695 | 5 042 | 18 128 | 30 572 | – | 3 178 | 1 128 | 92 743 |

**Reconciliation of segment information with consolidated figures**

| €m | Segment total | | Reconciliation | | Group | |
|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| External revenue | 18 065 | 16 965 | – | – | 18 065 | 16 965 |
| – of which traffic revenue | 13 904 | 12 869 | – | – | 13 904 | 12 869 |
| Inter-segment revenue | 2 705 | 2 733 | – 2 705 | – 2 733 | – | – |
| Total revenue | 20 770 | 19 698 | – 2 705 | – 2 733 | 18 065 | 16 965 |
| Other revenue | 2 405 | 2 144 | – 733 | – 306 | 1 672 | 1 838 |
| – of which from investments accounted for using the equity method | 387 | – 85 | – 387 | 85 | – | – |
| Cost of materials | 11 355 | 10 658 | – 2 348 | – 2 414 | 9 007 | 8 244 |
| Staff costs | 4 857 | 4 817 | – 4 | – 4 | 4 853 | 4 813 |
| Amortisation and depreciation | 1 404 | 1 131 | – 6 | – 19 | 1 398 | 1 112 |
| – of which impairments | 308 | 44 | – 4 | – 10 | 304 | 34 |
| Other operating expenses | 4 399 | 4 297 | – 639 | – 617 | 3 760 | 3 680 |
| **Results** | **1 160** | **939** | **– 441** | **15** | **719** | **954** |
| – of which from investments accounted for using the equity method | 387 | – 85 | – 387 | 85 | – | – |
| Assets | 16 503 | 16 093 | 2 769 | 1 977 | 19 272 | 18 070 |
| – of which from investments accounted for using the equity method | 949 | 592 | – | – | 949 | 592 |
| Liabilities | 10 859 | 11 237 | 3 891 | 2 819 | 14 750 | 14 056 |
| – of which from investments accounted for using the equity method | – | – | – | – | – | – |
| Employees at the balance sheet date | 92 303 | 90 673 | – | – | 92 303 | 90 673 |
| Average number of employees | 90 811 | 92 743 | – | – | 90 811 | 92 743 |

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of segment item contents in comparison with the corresponding Group items.

The eliminated revenue of the business segments generated with other consolidated business segments may be gathered from the reconciliation column. As regards other segment revenue, income originating from relationships with the other business segments has been eliminated as well. ("other revenue" reconciliation column). In financial year 2005, this concerned especially exchange gains from intra-group loans in foreign currency in the amount of €110m (previous year: €90m) as well as income from intra-group services of €49m (previous year: €49m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to the companies which took up the services, such expenses have been eliminated too ("type of expense" reconciliation columns). Certain components of the Group's financial result have been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated upon reconciliation with regard to the Group's operating result. On the other hand, certain elements of the operating result as, for example, gains from short-term financial investments, are not included in segment results but have to be re-added for determining the operating result and are thus also included in reconciliation.

The amounts included in the "results" reconciliation column originate mainly from the elimination of the positive results from accounting at equity and other financial items, which results are part of the segment results of the business segments, however not of the Group's operating result.

The reconciliation column for segment assets/liabilities contains eliminated receivables and payables among the business segments, the difference between market values and carrying amounts of financial instruments as well as, on the assets side, the carrying amounts of equity investments eliminated within the scope of capital consolidation.

**Secondary reporting format – geographical segment information for financial year 2005**

| €m | Europe incl. Germany | North America | Central and South America | Asia/Pacific | Middle East | Africa | Other | **Segment total** |
|---|---|---|---|---|---|---|---|---|
| Traffic revenue[1] | 9 061 | 1 885 | 323 | 2 104 | 228 | 303 | – | 13 904 |
| Other operating revenue | 2 099 | 940 | 95 | 679 | 248 | 100 | – | 4 161 |
| Other segment income[2] | 1 399 | 148 | 18 | 47 | 19 | 9 | 32 | 1 672 |
| Income from investments accounted for using the equity method | 353 | 5 | 2 | 27 | – | – | – | 387 |
| Segment assets | 14 376 | 844 | 69 | 575 | 76 | 63 | – | 16 503 |
| - of which from investments accounted for using the equity method | 805 | 57 | – | 87 | – | – | – | 949 |
| Capital expenditure | 1 370 | 37 | 2 | 36 | – | 2 | – | 1 447 |
| - of which from investments accounted for using the equity method | 91 | 2 | – | – | – | – | – | 93 |

1) Traffic revenue is in this case allocated by original places of sale.
2) Other segment income corresponds to the operating income of the Group (including income from financial assets).

**Secondary reporting format – geographical segment information for financial year 2004**

| €m | Europe incl. Germany | North America | Central and South America | Asia/Pacific | Middle East | Africa | Other | **Segment total** |
|---|---|---|---|---|---|---|---|---|
| Traffic revenue[1] | 8 723 | 1 567 | 291 | 1 830 | 183 | 275 | – | 12 869 |
| Other operating revenue | 1 950 | 1 129 | 100 | 620 | 218 | 79 | 0* | 4 096 |
| Other segment income[2] | 1 640 | 43 | 19 | 55 | 17 | 7 | 57 | 1 838 |
| Income from investments accounted for using the equity method | – 110 | 4 | 4 | 17 | – | – | – | – 85 |
| Segment assets | 14 408 | 1 034 | 78 | 456 | 65 | 52 | – | 16 093 |
| - of which from investments accounted for using the equity method | 467 | 45 | 12 | 68 | – | – | – | 592 |
| Capital expenditure | 2 326 | 48 | 2 | 11 | 0* | 4 | – | 2 391 |
| - of which from investments accounted for using the equity method | 53 | 1 | – | 5 | – | – | – | 59 |

* Rounded below €1m.

1) Traffic revenue is in this case allocated by original places of sale. Preceding year aligned due to improved allocation of charges.
2) Other segment income corresponds to the operating income of the Group (including income from financial assets).

The allocation of traffic revenue to regions is based on the original place of sale, whereas the allocation of other operating revenue is based on the geographic location of the customer and the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the investment accounted for at equity in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, traffic revenue achieved in the countries of the former Soviet Union, in Turkey and in Israel is allocated to Europe.

The "other" column includes items which cannot be allocated to a certain region.

Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the Catering segment. Consequently, the presentation of regional segment results is of no informative value with regard to the Lufthansa Group.

The notes concerning the Passenger Transportation Business segment in the general part of the Annual Report include a presentation of traffic revenue generated in the Passenger Transportation Business segment allocated by traffic regions instead of original places of sale.

## 46) Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive supply and service relationships are managed on the basis of market prices.

In addition, the Group and certain non-consolidated subsidiaries have concluded numerous settlement agreements regulating the partly mutual utilisation of services. Administrative services rendered are in this case charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated group companies. The non-consolidated group companies included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All of the transactions are managed under market conditions.

Because of the geographical proximity, a large number of sub-rental contracts have been concluded between the Lufthansa Group and certain related parties; in these cases, the Lufthansa Group usually re-debits the rental costs and incidental expenses incurred to the respective companies on a pro rata basis.

The volume of material services rendered to or provided by related parties may be gathered from the following table:

| | Volume of services rendered | | Volume of services utilised | |
|---|---|---|---|---|
| | **2005** €m | 2004 €m | **2005** €m | 2004 €m |
| **Subsidiaries** | | | | |
| Albatros Versicherungsdienste GmbH | 4 | 14 | 72 | 106 |
| Cargo Future Communications (CFC) GmbH | 0* | 1 | 6 | 6 |
| Delvag Luftfahrtversicherungs-AG | 7 | 19 | 6 | 7 |
| Global Tele Sales (PTY) Ltd., Südafrika | 0* | 0* | 5 | 4 |
| Global Tele Sales Ltd., Irland | 1 | 1 | 7 | 6 |
| Global Telesales of Canada, Inc. | 0* | 1 | 6 | 5 |
| LRS Lufthansa Revenue Services GmbH | 15 | 19 | 63 | 65 |
| Lufthansa Engineering and Operational Services GmbH | 4 | 5 | 24 | 21 |
| Lufthansa Global Tele Sales GmbH | 1 | 1 | 8 | 7 |
| Lufthansa Service-Center Kassel GmbH | 1 | – | 8 | – |
| Lufthansa Systems FlightNav AG, Schweiz | 1 | 1 | 6 | 1 |
| Lufthansa Systems Hungaria Kft | 1 | 1 | 12 | 8 |
| Lufthansa Systems Network Services GmbH | 0* | 0* | 21 | 18 |
| Lufthansa Technical Training GmbH | 8 | 9 | 24 | 24 |
| Lufthansa Technik Budapest Repülögép Nagyjavító Kft. | 1 | 2 | 23 | 18 |
| Lufthansa Technik Logistik of America LLC | 2 | 2 | 11 | 10 |
| Lufthansa Technik Malta Limited | 0* | 1 | 5 | 6 |
| Lufthansa Technik Tulsa Corporation | 3 | 2 | 7 | 5 |
| Lufthansa Technik Turbine Shannon Limited | 2 | 3 | 11 | 11 |
| Lufthansa WorldShop GmbH | 2 | 1 | 42 | 32 |
| LZ-Catering GmbH | 9 | 10 | 15 | 11 |
| Miles & More International GmbH | 55 | 40 | 1 | 1 |

* Rounded below €1m.

| | Volume of services rendered | | Volume of services utilised | |
|---|---|---|---|---|
| | **2005** €m | 2004 €m | **2005** €m | 2004 €m |
| **Joint Venture** | | | | |
| AFC Aviation Fuel Company mbH | 2 | 2 | 320 | 212 |
| Alitalia Maintenance Systems S.p.A. | 31 | 27 | 31 | 34 |
| Lufthansa Bombardier Aviation Services GmbH | 12 | 7 | 0* | 0* |
| Star Alliance Services GmbH | 5 | 0* | 0* | 6 |
| Thomas Cook AG (plus Condor Flugdienst GmbH) | 240 | 185 | 7 | 45 |
| | | | | |
| **Associated Companies** | | | | |
| AviationPower GmbH | 0* | – | 7 | – |
| British Midland plc | 0* | 11 | 21 | 34 |
| HEICO Aerospace Holdings Corp. | – | – | 13 | 13 |
| Terminal 2 Betriebsgesellschaft mbH & Co oHG | 3 | 3 | 109 | 96 |

* Rounded below €1m.

There are no individual shareholders of Lufthansa AG with a significant influence on the Group. As regards relationships with Executive and Supervisory Board members, cf. note 47.

## 47) Supervisory Board and Executive Board

Supervisory Board and Executive Board members are listed on page 128 et seqq.

**Executive Board Remuneration** The Executive Board's remuneration is comprised of the following components:

- The basic remuneration is paid monthly as a salary.
- The bonus is subject to the operating result and the change in the operating result of the Lufthansa Group as compared with the preceding year. In addition to that, a discretionary bonus may be awarded to the Executive Board by the presiding committee.
- Furthermore, Executive Board members are allowed to participate in the option programmes for senior executives described in note 31.

The following remuneration was paid to the individual members of the Executive Board in 2005 (2004):

| € | Basic remuneration | Bonus | Annual change claim under option programmes (inherent value) | Other[1] | Total |
|---|---|---|---|---|---|
| Wolfgang Mayrhuber | 650 000<br>(600 000) | 655 350<br>(620 500) | –<br>(– 11 079) | 37 220<br>(63 407) | 1 342 570<br>(1 272 828) |
| Dr. Karl-Ludwig Kley | 475 000<br>(450 000) | 385 500<br>(365 000) | –<br>(– 11 079) | 47 164<br>(29 585) | 907 664<br>(833 506) |
| Stefan Lauer | 475 000<br>(450 000) | 385 500<br>(365 000) | –<br>(– 11 079) | 33 654<br>(41 422) | 894 154<br>(845 343) |
| **Actual remuneration for the financial year** | **1 600 000<br>(1 500 000)** | **1 426 350<br>(1 350 500)** | **–<br>(– 33 237)** | **118 038<br>(134 414)** | **3 144 388<br>(2 951 677)** |
| **Reconciliation to remuneration booked:** | | | | | |
| Expenses considered for bonus 2003 in 2004[2] | – | (774 565) | – | – | (774 565) |
| **Expenses according to income statement in the financial year** | **1 600 000<br>(1 500 000)** | **1 426 350<br>(2 125 065)** | **–<br>(– 33 237)** | **118 038<br>(134 414)** | **3 144 388<br>(3 726 242)** |

[1] Other remuneration includes in particular benefits in money's worth from the use of company cars, benefits from concessionary travel in accordance with applicable IATA regulations as well as attendance fees and daily allowances for work in the supervisory boards of subsidiaries.

[2] The discretionary bonus was decided on for 2003 in April 2004.

The members of the Executive Board hold the following shares in the current option programmes:

| | Programme 2002 | | Programme 2003 | | Programme 2004 | | **Programme 2005** | |
|---|---|---|---|---|---|---|---|---|
| | Number of shares purchased from own funds | Max. payment amount € | Number of shares purchased from own funds | Max. payment amount € | Number of shares purchased from own funds | Max. payment amount € | Number of shares purchased from own funds | Max. payment amount € |
| Wolfgang Mayrhuber | 5 102 | 184 488 | 6 024 | 251 984 | 8 808 | 252 000 | 7 416 | 252 000 |
| Dr. Karl-Ludwig Kley | – | – | 1 609 | 67 304 | 1 835 | 52 500 | 7 416 | 252 000 |
| Stefan Lauer | – | – | 1 609 | 67 304 | 2 936 | 84 000 | 3 090 | 105 000 |

Lufthansa AG has set up provisions for pensions in the amount of €13.2m (€9.5m) included in provisions for pensions (cf. note 33) for pension commitments vis-à-vis members of the Executive Board.

Current payments to former members of the Executive Board and their surviving dependants amounted to €3.3m (€3.2m). The amount includes remuneration granted by subsidiary companies as well as benefits in money's worth and benefits from concessionary travel.

There are pension obligations with regard to former members of the Executive Board and their surviving dependants in the amount of €43.8m (€42.2m). These amounts are also included in provisions for pensions (cf. note 33).

**Supervisory Board Remuneration** In financial year 2005, remuneration expenses for the Supervisory Board include fixed payments for work in the Supervisory Board of Lufthansa AG in the amount of T€500 (previous year: T€496). In addition to this, variable remuneration in the amount of T€625 (previous year: T€112) accumulated. Variable remuneration depends on the dividend paid for the financial year. The amounts listed in the table on the right side relate to the individual members of the Supervisory Board.

Other remuneration, mainly attendance fees and daily allowances, in the total amount of T€77 (previous year: T€86) accumulated, including benefits from concessionary travel in accordance with the applicable IATA regulations.

Furthermore, members of the Supervisory Board of Lufthansa AG holding a supervisory board seat with Group companies were paid T€46 (previous year: T€51) for their work.

**Remuneration of individual Supervisory Board members 2005/2004**

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fixed remuneration € | Remuneration for committee work € | Variable remuneration € | Total Supervisory Board remuneration € | Fixed remuneration € | Remuneration for committee work € | Variable remuneration € | Total Supervisory Board remuneration € |
| Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber, Chairman | 60 000 | 10 000 | 87 500 | 157 500 | 60 000 | 10 000 | 17 500 | 87 500 |
| Frank Bsirske, Deputy Chairman | 30 000 | 5 000 | 43 750 | 78 750 | 30 000 | 5 000 | 8 750 | 43 750 |
| Dr. Josef Ackermann | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Manfred Calsow | 20 000 | 5 000 | 31 250 | 56 250 | 20 000 | 5 000 | 6 250 | 31 250 |
| Dr. Gerhard Cromme | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Michael Diekmann | 20 000 | 5 000 | 31 250 | 56 250 | 20 000 | 5 000 | 6 250 | 31 250 |
| Dipl. Vwt. Jürgen Erwert | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Peter Geisinger (until 30.11.2004) | – | – | – | 0 | 18 306 | – | 4 577 | 22 883 |
| Robert Haller | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Ulrich Hartmann | 20 000 | 5 000 | 31 250 | 56 250 | 20 000 | 5 000 | 6 250 | 31 250 |
| Steffen Kühhirt (since 9.9.2004) | 20 000 | – | 25 000 | 45 000 | 6 230 | – | 1 557 | 7 787 |
| Dr. Otto Graf Lambsdorff | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Ilona Ritter (until 30.6.2004) | – | – | – | 0 | 10 000 | – | 2 500 | 12 500 |
| Willi Rörig | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Dr. Klaus G. Schlede | 20 000 | 10 000 | 37 500 | 67 500 | 20 000 | 10 000 | 7 500 | 37 500 |
| Werner Schmidt | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Thomas von Sturm (since 1.12.2004) | 20 000 | – | 25 000 | 45 000 | 1 694 | – | 423 | 2 117 |
| Mirco A. Vorwerk | 20 000 | 5 000 | 31 250 | 56 250 | 20 000 | 5 000 | 6 250 | 31 250 |
| Patricia Windaus | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Dr. Hans-Dietrich Winkhaus | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| Dr. Michael Wollstadt | 20 000 | 5 000 | 31 250 | 56 250 | 20 000 | 5 000 | 6 250 | 31 250 |
| Dr. Klaus Zumwinkel | 20 000 | – | 25 000 | 45 000 | 20 000 | – | 5 000 | 25 000 |
| **Total** | **450 000** | **50 000** | **625 000** | **1 125 000** | **446 230** | **50 000** | **124 057** | **620 287** |

## Miscellaneous

Pursuant to section 15a German Securities Trading Act, Executive Board and Supervisory Board members are obligated to disclose any purchase or sale of Lufthansa AG shares in an amount exceeding €5,000.00 (until 29 October 2004 in excess of €25,000.00). The application of the aforesaid provisions resulted in the following report:

| | **2005** | 2004 |
|---|---|---|
| Wolfgang Mayrhuber | – | Purchase of 3,500 shares at a price of € 8.52 on 13 August 2004 |
| Dr. Karl-Ludwig Kley | Purchase of 2,500 shares at a price of €11.45 € on 11 November 2005 | – |
| Stefan Lauer | – | – |

## 48) Compliance Statement under section 161 German Stock Corporation Act (AktG)

The statement of compliance required by section 161 German Stock Corporation Act (AktG) with regard to the German Corporate Governance Code has been made by the Executive Board and the Supervisory Board and provided to the shareholders via the Internet.

## 49) Auditor's Fees

The fees paid to the auditor pursuant to Section 319 (1) HGB and charged to expense include the following items:

| | **€m** |
|---|---|
| Annual audit | 2.94 |
| Other attestation or valuation services | 0.77 |
| Tax consultancy services | 0.25 |
| Other services | 0.03 |
| **Total** | **3.99** |

Cologne, 20 February 2006

**Deutsche Lufthansa Aktiengesellschaft**

The Executive Board

# Independent Auditors' Report

We have audited the consolidated financial statements prepared by Deutsche Lufthansa Aktiengesellschaft, Cologne, for the financial year from 1 January to 31 December 2005, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements, and the group management report. The preparation of the consolidated financial statements and the group management report in accordance with the International Financial Reporting Standards (IFRS) as applicable in the EU and the commercial law provisions to be additionally applied under Section 315a (1) HGB are the responsibility of the Company's Executive Board. Our responsibility is to assess the consolidated financial statements and the group management report based on our audit. Our engagement also included assessing whether the consolidated financial statements generally comply with the IFRS.

We have conducted our group audit pursuant to Section 317 HGB in accordance with the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) as well as the International Standards on Auditing (ISA). These standards require that we plan and perform the audit such that any misstatements and violations materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in compliance with the relevant accounting rules and in the group management report are detected with reasonable assurance. Our knowledge of the business activities and the economic and legal environment of the Group as well as evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the scope of the audit. The audit includes an assessment of the individual financial statements of the companies included in the consolidated financial statements, the scope of consolidated companies, the accounting and consolidation principles applied and significant estimates made by the Executive Board as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit, the consolidated financial statements comply with the IFRS as applicable in the EU and the commercial law provisions additionally applicable under Section 315a (1) HGB as well as with the IFRS in general and give a true and fair view of the Group's net assets, financial position and results of operations. The group management report is in accordance with the consolidated financial statements and, on the whole, gives a true and fair view the Group's position and suitably presents the chances and risks to its future development.

Düsseldorf, 7 March 2006

**PricewaterhouseCoopers**
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Dr. Vogelpoth | Dr. Husemann |
| Wirtschaftsprüfer | Wirtschaftsprüfer |

# Supervisory Board and Executive Board

## Executive Board

**Wolfgang Mayrhuber**
Chairman of the Executive Board and Chief Executive Officer

**Dr. Karl-Ludwig Kley**
Member of the Executive Board
Chief Financial Officer

**Stefan Lauer**
Member of the Executive Board
Chief Executive Aviation Services and Human Resources

## Supervisory Board

**Dr. Wolfgang Röller**
Honorary Chairman of the Supervisory Board, Dresdner Bank AG
Honorary Chairman

## Members with voting rights

**Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber**
Former Chairman of the Executive Board
Deutsche Lufthansa AG
Chairman

**Frank Bsirske**
Chairman of ver.di (trade union)
Employee representative
Deputy Chairman

**Dr. Josef Ackermann**
Chairman of the Management Board and the Group Executive Committee
Deutsche Bank AG

**Manfred Calsow**
Business economist
Employee representative

**Dr. Gerhard Cromme**
Chairman of the Supervisory Board
ThyssenKrupp AG

**Michael Diekmann**
Chairman of the Board of Management Allianz AG

**Dipl.-Vwt. Jürgen Erwert**
Administrative staff member
Employee representative

**Robert Haller**
Administrative staff member
Employee representative

**Ulrich Hartmann**
Chairman of the Supervisory Board E.ON AG

**Steffen Kühhirt**
Trade union secretary ver.di
Employee representative

**Dr. Otto Graf Lambsdorff**
Lawyer
Honorary President of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

**Willi Rörig**
Administrative staff member
Employee representative

**Dr. Klaus G. Schlede**
Former Deputy Chairman of the Executive Board
Deutsche Lufthansa AG

**Werner Schmidt**
Chairman of the Executive Board
Bayerische Landesbank

**Thomas von Sturm**
Captain
Employee representative

**Mirco A. Vorwerk**
Purser, Chairman of UFO (trade union)
Employee representative

**Patricia Windaus**
Flight attendant
Employee representative

**Dr. Hans-Dietrich Winkhaus**
Member of the Proprietors' Committee
Henkel KGaA

**Dr. Michael Wollstadt**
Administrative staff member
Employee representative

**Dr. Klaus Zumwinkel**
Chairman of the Board of Management
Deutsche Post AG

## Supervisory Board Committees

### Nominating Committee

**Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber**
(Chairman)
**Frank Bsirske**
(Deputy Chairman)
**Michael Diekmann**
**Mirco A. Vorwerk**

Members as at 31 December 2005

2 meetings in 2005

The Supervisory Board has from its members and on the basis of parity formed a Nominating Committee, members are the Chairman of the Supervisory Board, his deputy and two other members. The Nominating Committee is responsible for defining, designing and concluding the employment contracts with the Executive Board members and for other HR matters involving board members and authorised company representatives (e.g. lending in accordance with section 89 AktG). The Nominating Committee represents the company in dealings with the members of the Executive Board (section 112 AktG). It is also responsible for contracts with members of the Supervisory Board (section 114 AktG) and for lending to members of the Supervisory Board (section 115 AktG). The committee also rules on other HR matters which have to be submitted to the Supervisory Board for approval in accordance with the Rule of Procedure for the Executive Board. In the event of equal voting, the Chairman of the Supervisory Board shall have the casting vote.

### Audit Committee

**Dr. Klaus G. Schlede**
(Chairman)
**Manfred Calsow**
**Ulrich Hartmann**
**Dr. Michael Wollstadt**

Members as at 31 December 2005

4 meetings in 2005

The Supervisory Board has from its members and on the basis of parity elected an Audit Committee, which has four members. Chairman is a member of the Supervisory Board elected to this post. The members of the Audit Committee should have special knowledge in the area of accounting, management and financial management. The task of the Audit Committee is to discuss accounting matters in accordance with instructions from the Chairman of the Supervisory Board, as well as risk management matters, the necessary independence of the external auditor, awarding the audit order to the external auditor, the focus of audits and the remuneration agreement, and to make recommendations in this respect to the Supervisory Board. The Audit Committee is authorised to govern the internal organisation of the committee's work in its own Rules of Procedure and to submit these to the Supervisory Board for its information.

### Arbitration Committee pursuant to section 27 (3) of the Codetermination Act

**Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber**
(Chairman)
**Frank Bsirske**
(Deputy Chairman)
**Michael Diekmann**
**Willi Rörig**

Members as at 31 December 2005

No meetings in 2005

The task of this committee, appointed in accordance with section 9 paragraph 2 of the company's Articles of Association, is to safeguard the rights according to section 31 paragraph 3 clause 1 of the Codetermination Act when appointing members to the Executive Board and when revoking their appointment.

## Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

**Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber**
a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG (Chairman of the Supervisory Board) (until 31.10.2005)
Voith AG
b) Loyalty Partner GmbH (Chairman of the Supervisory Board)
Tetra Laval Group, Switzerland

**Frank Bsirske**
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
IBM Holding GmbH (Deputy Chairman of the Supervisory Board)
RWE AG (Deputy Chairman of the Supervisory Board)

**Dr. Josef Ackermann**
a) Bayer AG
Linde AG
Siemens AG

**Manfred Calsow**
a) Lufthansa Technik AG[1] (Deputy Chairman of the Supervisory Board) (until 30.8.2005)

**Dr. Gerhard Cromme**
a) Allianz AG
Axel Springer AG
E.ON AG
Hochtief AG
Siemens AG
ThyssenKrupp AG (Chairman of the Supervisory Board)
Volkswagen AG
b) BNP Paribas S.A., France
Compagnie de Saint-Gobain, France
Suez S.A., France

**Michael Diekmann**
a) Allianz Deutschland-AG[2] (Chairman of the Supervisory Board) (until 31.12.2005)
Allianz Versicherungs-AG[2] (Chairman of the Supervisory Board) (until 31.12.2005)
Allianz Global Investors AG[2] (Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2] (Chairman of the Supervisory Board)
Linde AG (Deputy Chairman of the Supervisory Board)
b) Assurances Générales de France[2] (Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2] (Vice President)

**Ulrich Hartmann**
a) Deutsche Bank AG
E.ON AG (Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG (Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
b) ARCELOR, Luxemburg (Board of Directors)
Henkel KGaA (Proprietors' Committee)

**Steffen Kühhirt**
a) LSG Sky Chefs Deutschland GmbH[1]

**Dr. Otto Graf Lambsdorff**
a) D.A.S. Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burkhardt KGaA
IVECO Magirus AG (Chairman of the Supervisory Board)

**Willi Rörig**
a) Lufthansa Cargo AG[1] (Deputy Chairman of the Supervisory Board)

**Dr. Klaus G. Schlede**
a) Deutsche Postbank AG
Deutsche Telekom AG
b) SWISS International Air Lines AG (Administrative Board)

**Werner Schmidt**
a) Deutsche Kreditbank AG[3]
Drees & Sommer AG (Deputy Chairman of the Supervisory Board)
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG
b) Banque LBLux S.A., Luxembourg[3] (Board of Directors)
DekaBank Deutsche Girozentrale (Board of Directors)
Landesbank Saar Girozentrale[3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zurich[3] (Chairman of the Board of Directors)
MKB Magyar Külkereskedelmi Bank rt., Budapest[3] (Chairman of the Supervisory Board)

**Dr. Hans-Dietrich Winkhaus**
a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)
b) Henkel KGaA (Proprietors' Committee)

**Dr. Klaus Zumwinkel**
a) Deutsche Postbank AG[4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG
b) Morgan Stanley, USA (Board of Directors)

## Mandates of the Executive Board members of Deutsche Lufthansa AG

**Wolfgang Mayrhuber**
a) BMW AG
Eurowings Luftverkehrs AG[1]
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
Thomas Cook AG (Deputy Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG
b) HEICO Corp., Florida (Board of Directors)
SWISS International Air Lines AG (Administrative Board)

**Dr. Karl-Ludwig Kley**
a) Delvag Luftfahrtversicherungs-AG[1] (Chairman of the Supervisory Board)
Gerling Allgemeine Versicherungs-AG
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
MAN AG
Merck KGaA
Thomas Cook AG
Vattenfall Europe AG
b) Amadeus Global Travel Distribution S. A., Madrid (Board of Directors)
KG Allgemeine Leasing GmbH & Co. (Board of Directors)

**Stefan Lauer**
a) LSG Lufthansa Service Holding AG[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1] (Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1] (Chairman of the Supervisory Board)
b) AMECO Corp., Peking (Deputy Chairman of the Board of Directors)
E.ON Academy GmbH (Supervisory Board)
ESMT European School of Management and Technology GmbH (Supervisory Board)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1] (Chairman of the Supervisory Board)
Universitätsklinikum Marburg (Supervisory Board)

a) Membership of supervisory boards required by law.
b) Membership of comparable supervisory bodies at companies in Germany and abroad.

1) Company in which Deutsche Lufthansa AG has a controlling interest.
2) Company in which Allianz AG has a controlling interest.
3) Company in which Bayerische Landesbank has a controlling interest.
4) Company in which Deutsche Post AG has a controlling interest.

# Major Subsidiaries

## Significant Subsidiaries as at 31 December 2005

| Name, corporate domicile | Capital Share | Voting right percentage | Equity €m | Net profit/loss after taxes €m | |
|---|---|---|---|---|---|
| **Passenger Transportation** | | | | | |
| Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy | 100.00% | 100.00% | 23 | – 28 | |
| AirTrust AG, Zug, Switzerland | 49.00% | 49.00% | – 1 | – 1 | SPE |
| Eurowings Luftverkehrs AG, Nuremberg | 99.91% | 99.91%** | 65 | 9 | |
| EW Verkehrsflugzeuge III GmbH & Co.KG, Norderfriedrichskoog | 99.91% | 100.00%** | 0* | 0* | |
| Germanwings GmbH, Dortmund | 99.91% | 100.00%** | 1 | – 7 | |
| GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 5 KG, Grünwald | 100.00% | 83.33% | – 18 | – 2 | |
| GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr. 7 oHG, Grünwald | 100.00% | 66.67% | 17 | – 9 | |
| LeaseAir GmbH & Co. Verkehrsflugzeuge V KG, Dortmund | 99.91% | 100.00%** | 55 | – 1 | |
| LLG Nord GmbH & Co. Bravo KG, Grünwald | 100.00% | 66.67% | – 1 | 4 | |
| LLG Nord GmbH & Co. Charlie oHG, Grünwald | 100.00% | 66.67% | 0* | 0* | |
| Lufthansa CityLine GmbH, Cologne | 100.00% | 100.00% | 124 | 6 | |
| Lufthansa Leasing GmbH & Co. Alfa-Golf KG, Grünwald | 100.00% | 50.00% | – 2 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Alfa-Mike KG, Grünwald | 100.00% | 50.00% | 2 | 5 | SPE |
| Lufthansa Leasing GmbH & Co. Alfa-November KG, Grünwald | 100.00% | 50.00% | – 2 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Alfa-Tango KG, Grünwald | 100.00% | 50.00% | – 2 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Bravo-Juliett KG, Grünwald | 100.00% | 50.00% | – 2 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Bravo-Mike KG, Grünwald | 100.00% | 50.00% | – 1 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Bravo-November KG, Grünwald | 100.00% | 50.00% | – 1 | 1 | SPE |
| Lufthansa Leasing GmbH & Co. Fox-Alfa oHG, Grünwald | 100.00% | 66.67% | 6 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Bravo oHG, Grünwald | 100.00% | 66.67% | 6 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Charlie oHG, Grünwald | 100.00% | 66.67% | 6 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Delta oHG, Grünwald | 100.00% | 66.67% | 13 | 1 | |
| Lufthansa Leasing GmbH & Co. Fox-Echo oHG, Grünwald | 100.00% | 66.67% | 13 | 1 | |
| Lufthansa Leasing GmbH & Co. Fox-Golf oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Hotel oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Quebec oHG, Grünwald | 100.00% | 66.67% | 4 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Romeo oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Sierra oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Tango oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Uniform oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Victor oHG, Grünwald | 100.00% | 66.67% | 3 | 0* | |
| Lufthansa Leasing GmbH & Co. Fox-Yankee oHG, Grünwald | 100.00% | 66.67% | 3 | 1 | |
| Lufthansa Leasing GmbH & Co. Golf-Lima oHG, Grünwald | 100.00% | 66.67% | 3 | 1 | |
| Lufthansa Leasing GmbH & Co. Golf-Mike oHG, Grünwald | 100.00% | 66.67% | 3 | 1 | |
| Lufthansa Malta Aircraft-Leasing Ltd, Luqa, Malta | 100.00% | 100.00% | 584 | 10 | |
| Lufthansa Malta Holding Ltd, St. Julians, Malta | 100.00% | 100.00% | 574 | 0* | |
| **Logistics** | | | | | |
| cargo counts GmbH, Hattersheim | 100.00% | 100.00% | 0* | 1 | |
| Jettainer GmbH, Raunheim | 67.00% | 67.00% | 1 | 1 | |
| Lufthansa Cargo AG, Kelsterbach | 100.00% | 100.00% | 341 | 74 | |
| Lufthansa Cargo Charter Agency GmbH, Kelsterbach | 100.00% | 100.00% | 0* | 2 | |
| Lufthansa Leasing GmbH & Co. Echo-Zulu oHG, Grünwald | 100.00% | 66.67% | 14 | – 1 | |
| Lufthansa Leasing GmbH & Co. Fox-Whiskey oHG, Grünwald | 100.00% | 66.67% | 0* | 4 | |
| Lufthansa Leasing GmbH & Co. Golf-India oHG, Grünwald | 100.00% | 66.67% | 0* | 2 | |
| time:matters GmbH, Kelsterbach | 100.00% | 100.00% | 0* | 2 | |

| Name, corporate domicile | Capital Share | Voting right percentage | Equity €m | Net profit/loss after taxes €m |
|---|---|---|---|---|
| **MRO** | | | | |
| AirLiance Materials LLC, Wilmington, USA | 50.21% | 50.21% | 11 | 2 |
| BizJet International Sales & Support, Inc., Tulsa, USA | 100.00% | 100.00% | 40 | – 8 |
| Condor/Cargo Technik GmbH, Frankfurt/M. | 100.00% | 100.00% | 1 | 1 |
| Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg | 100.00% | 100.00% | 188 | 4 |
| Hawker Pacific Aerospace Inc., Sun Valley, USA | 100.00% | 100.00% | 48 | – 3 |
| Hawker Pacific Aerospace Ltd., Hayes, UK | 100.00% | 100.00% | – 5 | – 5 |
| JASEN Grundstücksgesellschaft mbH & Co. oHG, Grünwald | 100.00% | 50.00% | – 2 | – 2 |
| Lufthansa A.E.R.O. GmbH, Alzey | 100.00% | 100.00% | 18 | 3 |
| Lufthansa Technik AG, Hamburg | 100.00% | 100.00% | 383 | 155 |
| Lufthansa Technik Aircraft Services Ireland Limited, Dublin, Ireland | 100.00% | 100.00% | 1 | 3 |
| Lufthansa Technik Airmotive Ireland Holdings Ltd., Dublin, Ireland | 100.00% | 100.00% | 84 | 20 |
| Lufthansa Technik Airmotive Ireland (Leasing) Ltd., Dublin, Ireland | 100.00% | 100.00% | 4 | 1 |
| Lufthansa Technik Airmotive Ireland Ltd., Dublin, Ireland | 100.00% | 100.00% | 33 | 10 |
| Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg | 100.00% | 100.00% | 35 | 6 |
| Lufthansa Technik Logistik GmbH, Hamburg | 100.00% | 100.00% | – 2 | 4 |
| Lufthansa Technik North America Holding Corp., Wilmington, USA | 100.00% | 100.00% | 108 | 0* |
| Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, Hamburg | 100.00% | 100.00% | 35 | 0* |
| Lufthansa Technik Philippines, Inc., Manila, Philippines | 51.00% | 51.00% | 52 | 3 |
| Shannon Aerospace Ltd., Shannon, Ireland | 100.00% | 100.00% | 48 | 0* |
| **Catering** | | | | |
| 41/42 Bartlett (Pty) Ltd., Johannesburg, South Africa | 100.00% | 100.00% | 0* | 0* |
| Agencia de Servicios del Sur S. A., Puerto Montt, Chile | 100.00% | 100.00% | 0* | 0* |
| AIRO Catering Services Eesti OÜ, Tallinn, Estland | 54.10% | 100.00% | 3 | 1 |
| AIRO Catering Services Sweden AB, Stockholm-Arlanda, Sweden | 54.10% | 54.10% | 9 | 1 |
| Arlington Services Holding Corp., Wilmington, USA | 100.00% | 100.00% | 235 | – 68 |
| Arlington Services, Inc., Wilmington, USA | 100.00% | 100.00% | 82 | 7 |
| Arlington Services Mexico, S.A. de C.V., Mexico City, Mexico | 100.00% | 100.00% | 17 | 0* |
| Arlington Services Panama S.A., Panama City, Panama | 100.00% | 100.00% | 11 | 0* |
| Arlington Transition Corporation, Wilmington, USA | 100.00% | 100.00% | – 4 | 0* |
| Bahia Catering Ltda., Sao Cristovao (Salvador), Brazil | 95.00% | 95.00% | 2 | 0* |
| Capital Gain International (1986) Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 1 | 0* |
| Caterair Airport Properties, Inc., Wilmington, USA | 100.00% | 100.00% | 3 | 1 |
| Caterair Holdings Corporation, Wilmington, USA | 0.15% | 2.00% | 41 | – 2 SPE |
| Caterair International Corporation, Dover, USA | 0.15% | 100.00% | 0* | 0* |
| Caterair Servicos de Bordo e Hotelaria S.A., Rio de Janeiro, Brazil | 100.00% | 100.00% | – 4 | 0* |
| Caterair Taiwan In-Flight Services, Inc., Taipei, Taiwan | 100.00% | 100.00% | – 1 | 0* |
| Cater Suprimento de Refeicoes, Ltda., Rio de Janeiro, Brazil | 100.00% | 100.00% | – 5 | 0* |
| Comercializadora de Servicios Limitada, Santiago de Chile, Chile | 100.00% | 100.00% | 0* | 0* |
| Comisariato de Baja California, S.A. de C.V., Tijuana, Mexico | 100.00% | 100.00% | 3 | 0* |
| Comisariatos Gotre, S.A. de C.V., Torreon, Mexico | 100.00% | 100.00% | 4 | 0* |
| Consolidated Catering Services (China) Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 1 | 0* |
| Feenagh Investments (Proprietary) Ltd., Johannesburg, South Africa | 100.00% | 100.00% | 8 | 3 |
| Inflight Catering (Pty) Ltd., Johannesburg, South Africa | 100.00% | 100.00% | 0* | 0* |
| In-flight Management Solutions GmbH, Neu-Isenburg | 100.00% | 100.00% | – 1 | 0* |
| Inversiones Turisticas Aeropuerto Panama, S.A., Panama City, Panama | 100.00% | 100.00% | 0* | 0* |
| LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M. | 100.00% | 100.00% | 3 | 1 |
| LSG Asia GmbH, Kriftel | 100.00% | 100.00% | 0* | 0* |
| LSG Catering China Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 2 | 0* |
| LSG Catering Guam, Inc., Guam, USA | 100.00% | 100.00% | – 1 | 0* |
| LSG Catering Hong Kong Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 60 | 4 |

## ... Significant Subsidiaries as at 31 December 2005

| Name, corporate domicile | Capital Share | Voting right percentage | Equity €m | Net profit/loss after taxes €m |
|---|---|---|---|---|
| LSG Catering Saipan, Inc., Saipan, Micronesia | 100.00% | 100.00% | 0* | 0* |
| LSG Catering (Thailand) Ltd., Bangkok, Thailand | 100.00% | 100.00% | 5 | 0* |
| LSG-Food & Nonfood Handel GmbH, Frankfurt/M. | 100.00% | 100.00% | 1 | 0* |
| LSG Holding Asia Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 0* | 0* |
| LSG Lufthansa Service Asia Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 40 | – 1 |
| LSG Lufthansa Service Cape Town (Pty) Ltd., Kapstadt, South Africa | 100.00% | 100.00% | 0* | 0* |
| LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg | 100.00% | 100.00% | 0* | 1 |
| LSG Lufthansa Service Enterprises Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 0* | 0* |
| LSG Lufthansa Service Europa/Afrika GmbH, Neu-Isenburg | 100.00% | 100.00% | – 32 | – 24 |
| LSG Lufthansa Service Guam, Inc., Guam, USA | 100.00% | 100.00% | 5 | 0* |
| LSG Lufthansa Service Holding AG, Neu-Isenburg | 100.00% | 100.00% | 456 | – 239 |
| LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia | 100.00% | 100.00% | 13 | 1 |
| LSG Lufthansa Service - Sky Chefs do Brasil Catering, Refeições Ltda, Sao Paulo, Brazil | 100.00% | 100.00% | – 11 | 3 |
| LSG Lufthansa Service USA, Corp., Wilmington, USA | 100.00% | 100.00% | – 23 | – 4 |
| LSG Sky Chefs Australasia Pty Limited, Sydney, Australia | 100.00% | 100.00% | 0* | 0* |
| LSG Sky Chefs Belgium N.V., Zaventem, Belgium | 100.00% | 100.00% | 2 | 1 |
| LSG Sky Chefs Building AB, Stockholm, Sweden | 100.00% | 100.00% | 1 | 0* |
| LSG Sky Chefs Catering Logistics GmbH, Neu-Isenburg | 100.00% | 100.00% | 1 | 6 |
| LSG Sky Chefs Danmark A/S, Kastrup, Denmark | 100.00% | 100.00% | – 5 | 4 |
| LSG Sky Chefs Deutschland GmbH, Frankfurt/M. | 100.00% | 100.00% | 11 | 1 |
| LSG Sky Chefs de Venezuela C.A., Caracas, Venezuela | 97.28% | 80.00% | 2 | – 1 |
| LSG Sky Chefs España S.A., El Prat de Llobregat, Spain | 100.00% | 100.00% | 2 | 3 |
| LSG/Sky Chefs Europe Holdings Ltd., Horley, UK | 100.00% | 100.00% | 68 | 0* |
| LSG / Sky Chefs France S.A., Roissy, France | 100.00% | 100.00% | – 40 | – 5 |
| LSG Sky Chefs/GCC Ltd., Feltham, UK | 50.00% | 50.00% | 11 | 4 |
| LSG Sky Chefs, Inc., Wilmington, USA | 100.00% | 100.00% | 178 | 0* |
| LSG Sky Chefs International, L.L.C., Wilmington, USA | 100.00% | 100.00% | – 61 | – 32 |
| LSG Sky Chefs Korea Co Ltd., Incheon, Korea, South | 80.00% | 80.00% | 38 | 10 |
| LSG Sky Chefs New Zealand Limited, Auckland, New Zealand | 100.00% | 100.00% | 0* | 0* |
| LSG Sky Chefs Norge AS, Oslo, Norway | 100.00% | 100.00% | 2 | 3 |
| LSG Sky Chefs Schweiz AG, Rümlang, Switzerland | 100.00% | 100.00% | – 1 | 1 |
| LSG Sky Chefs S.p.A., Case Nuove di Somma Lombardo, Italy | 100.00% | 100.00% | 3 | 1 |
| LSG Sky Chefs Supply Chain Solutions, Inc., Wilmington, USA | 100.00% | 100.00% | – 65 | – 1 |
| LSG Sky Chefs Sverige AB, Stockholm, Sweden | 100.00% | 100.00% | 0* | – 1 |
| LSG Sky Chefs Taxfree AB, Sigtuna, Sweden | 100.00% | 100.00% | 1 | 0* |
| LSG Sky Chefs (Thailand) Ltd., Bangkok, Thailand | 64.30% | 100.00% | 6 | 0* |
| LSG Sky Chefs UK Ltd., Horley, UK | 100.00% | 100.00% | 3 | – 4 |
| LSG Sky Chefs US Acquisition, Inc., Wilmington, USA | 100.00% | 100.00% | 1 611 | 1 |
| LSG Sky Chefs US Holding 2, Inc., Wilmington, USA | 100.00% | 100.00% | 1 197 | 0* |
| LSG Sky Chefs US Holding, Inc., Wilmington, USA | 100.00% | 100.00% | 1 215 | 0* |
| LSG Sky Chefs Verwaltungsgesellschaft mbH, Kriftel | 100.00% | 100.00% | 614 | 0* |
| LSG-Sky Food GmbH, Alzey | 100.00% | 100.00% | – 1 | 1 |
| LSG South America GmbH, Neu-Isenburg | 100.00% | 100.00% | 0* | 0* |
| Orderich Company Ltd., Hongkong, Hongkong | 100.00% | 100.00% | 0* | 0* |
| Riga Catering Service SIA, Riga, Lettland | 31.65% | 58.50% | 1 | 1 |
| SC International Services, Inc., Wilmington, USA | 100.00% | 100.00% | 252 | 11 |
| SC International Transportation Corporation, Wilmington, USA | 100.00% | 100.00% | 0* | 0* |
| SCIS Air Security Corporation, Wilmington, USA | 100.00% | 100.00% | 19 | 3 |
| ServCater Internacional Ltda., Guarulhos, Brazil | 90.00% | 90.00% | – 10 | 2 |
| Siam Flight Services Ltd., Bangkok, Thailand | 49.00% | 66.67% | 8 | 2 |

| Name, corporate domicile | Capital Share | Voting right percentage | Equity €m | Net profit/loss after taxes €m |
|---|---|---|---|---|
| Sky Chefs Argentine, Inc., Wilmington, USA | 100.00% | 100.00% | – 3 | 0* |
| Sky Chefs Canada Company, Toronto, Canada | 100.00% | 100.00% | – 23 | 3 |
| Sky Chefs Chile S.A., Santiago de Chile, Chile | 100.00% | 100.00% | 15 | 1 |
| Sky Chefs De Mexico, S.A. de C.V., Mexico City, Mexico | 100.00% | 100.00% | 12 | – 2 |
| Sky Chefs de Panama, S.A., Panama City, Panama | 100.00% | 100.00% | 2 | 1 |
| Sky Chefs, Inc., Wilmington, USA | 100.00% | 100.00% | – 478 | – 141 |
| Sky Chefs International Corporation, Wilmington, USA | 100.00% | 100.00% | 15 | 0* |
| Western Aire Chef, Inc., Wilmington, USA | 100.00% | 100.00% | 18 | 3 |
| | | | | |
| **IT Services** | | | | |
| Lufthansa Systems Aeronautics GmbH, Frankfurt/M. | 100.00% | 100.00% | 5 | – 1 |
| Lufthansa Systems Airline Services GmbH, Kelsterbach | 100.00% | 100.00% | 2 | 5 |
| Lufthansa Systems Americas, Inc., East Meadow, USA | 100.00% | 100.00% | – 5 | 0* |
| Lufthansa Systems AS GmbH, Norderstedt | 100.00% | 100.00% | 0* | 3 |
| Lufthansa Systems Berlin GmbH, Berlin | 100.00% | 100.00% | 3 | 2 |
| Lufthansa Systems Business Solutions GmbH, Raunheim | 100.00% | 100.00% | – 2 | 1 |
| Lufthansa Systems Group GmbH, Kelsterbach | 100.00% | 100.00% | 20 | 32 |
| Lufthansa Systems Infratec GmbH, Kelsterbach | 100.00% | 100.00% | 5 | 27 |
| Lufthansa Systems Passenger Services GmbH, Kelsterbach | 100.00% | 100.00% | 4 | 5 |
| Lufthansa Systems Process Management GmbH, Neu-Isenburg | 100.00% | 100.00% | 0* | 1 |
| | | | | |
| ***Service and Financial Companies*** | | | | |
| Lufthansa AirPlus Servicekarten GmbH, Neu-Isenburg | 100.00% | 100.00% | 16 | 8 |
| Lufthansa Commercial Holding GmbH, Cologne | 100.00% | 100.00% | 217 | 365 |
| Lufthansa Flight Training GmbH, Frankfurt/M. | 100.00% | 100.00% | 28 | 6 |
| Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands | 100.00% | 100.00% | 0* | 0* |
| MARDU Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald | 100.00% | 50.00% | – 29 | – 11 |
| MUSA Grundstücks-Verwaltungsgesellschaft mbH & Co. oHG, Grünwald | 100.00% | 50.00% | – 9 | – 2 |
| Quinto Grundstücksverwaltungs GmbH & Co. KG, Grünwald | 94.90% | 94.73% | – 7 | – 1 |
| | | | | |
| and six Fonds | | | 1 552 | 22 |
| Co-Strategy-ABS, Luxembourg, Luxembourg | 100.00% | 100.00% | | SPE |
| DG Hawk Fonds, Frankfurt/M. | 100.00% | 100.00% | | SPE |
| Fonds DB-Falcon, Frankfurt/M. | 100.00% | 100.00% | | SPE |
| HI-EAGLE-Fonds, Frankfurt/M. | 100.00% | 100.00% | | SPE |
| LH-Strategy-Fonds, Luxembourg, Luxembourg | 100.00% | 100.00% | | SPE |
| OP-Buzzard, Luxembourg, Luxembourg | 100.00% | 100.00% | | SPE |

SPE: Special Purpose Entities.
* Rounded below €1m.
** 50.9%of capital share and voting rights are provided by a call-option – cf. note 1, Group of consolidated companies.

## Significant Joint Ventures as at 31 December 2005*

| Name, corporate domicile | Capital share | Voting right percentage | Alternative fiscal year |
|---|---|---|---|
| **Passenger Transportation** | | | |
| CityLine Avro Simulator und Training GmbH Berlin, Berlin | 50.00% | 50.00% | |
| **Logistics** | | | |
| Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M. | 46.85% | 42.86% | |
| Shanghai Pudong International Airport Cargo Terminal Co. Ltd., Shanghai, China | 29.00% | 22.22% | |
| **MRO** | | | |
| Aircraft Maintenance and Engineering Corp., Beijing, China | 40.00% | 42.86% | |
| Alitalia Maintenance Systems S.p.A., Rom, Italy | 40.00% | 40.00% | |
| **Leisure Travel** | | | |
| Thomas Cook AG, Oberursel | 50.00% | 50.00% | Oct. 31 |
| **Service and Financial Companies** | | | |
| AirPlus Air Travel Card Vertriebsgesellschaft mbH, Wien, Austria | 33.33% | 33.33% | |

* Included at equity.

## Significant Associated Companies as at 31 December 2005*

| Name, corporate domicile | Capital share | Voting right percentage | Alternative fiscal year |
|---|---|---|---|
| **Passenger Transportation** | | | |
| British Midland plc, Donington Hall, UK | 30.00% | 30.00% | |
| Swiss International Air Lines AG, Basel, Switzerland | 48.72% | 48.72% | |
| **MRO** | | | |
| BELAC LLC, Wilmington, USA | 21.05% | 21.05% | |
| HEICO Aerospace Holdings Corp., Hollywood, USA | 20.00% | 20.00% | |
| **Catering** | | | |
| Aerococina S.A. de C.V., Mexico City, Mexico | 49.00% | 49.00% | |
| Airport Restaurants (1996) Ltd., Bridgetown, Barbados | 49.00% | 49.00% | Sep. 30 |
| CateringPor - Catering de Portugal, S.A., Lissabon, Portugal | 49.00% | 49.00% | |
| China Air Catering Ltd., Hongkong, Hongkong | 50.00% | 50.00% | |
| CLS Catering Services Ltd., Richmond, Canada | 40.00% | 40.00% | |
| Cocina de Vuelos S.A. de C.V., San Luis Talpa, El Salvador | 0.07% | 49.00% | |
| Goddard Catering Group (Antigua) Ltd., St. John's, Antigua and Barbuda | 0.07% | 49.00% | Sep. 30 |
| Goddard Catering Group (Barbados) Ltd., Bridgetown, Barbados | 49.00% | 49.00% | Sep. 30 |
| Goddard Catering Group (St. Lucia) Ltd., Vieux Fort, St. Lucia | 0.07% | 49.00% | Sep. 30 |
| Goddard Catering Group St. Thomas Corp., Wilmington, USA | 37.00% | 37.00% | Sep. 30 |
| Hongkong Beijing Air Catering Ltd., Hongkong, Hongkong | 45.00% | 45.00% | |
| Hongkong Shanghai Air Catering Ltd., Hongkong, Hongkong | 45.00% | 45.00% | |
| Inflite Holdings (Cayman) Ltd., Grand Cayman, Cayman Islands | 49.00% | 49.00% | Sep. 30 |
| Jamestown Investments Ltd., Hongkong, Hongkong | 37.50% | 37.50% | |
| LSG Lufthansa Service Hong Kong Ltd., Hongkong, Hongkong | 38.12% | 38.12% | |
| Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China | 40.00% | 40.00% | |
| Sancak Havacilik Hizmetleri A.S., Sefaköy-Istanbul, Turkey | 50.00% | 50.00% | |
| Versair In-Flite Services Ltd., Kingston, Jamaica | 0.03% | 24.00% | |
| Xian Eastern Air Catering Co. Ltd, Xian, China | 30.00% | 28.57% | |
| ZAO Aeromar, Moskau, Russia | 49.00% | 49.00% | |

* Included at equity.

# Ten-year Statistics

| | | 2005 | 2004 |
|---|---|---|---|
| **Consolidated income statement[1)]** | | | |
| Revenue[2)] | €m | 18 065 | 16 965 |
| | | | |
| **Result** | | | |
| Operating result[3)] | €m | 577 | 383 |
| Profit/loss from ordinary activities[4)] | €m | 719 | 954 |
| Profit/loss before taxes[4)] | €m | 875 | 541 |
| Taxes | €m | 263 | 133 |
| Net profit/loss for the period[5)] | €m | 453 | 404 |
| | | | |
| **Main cost items** | | | |
| Staff costs | €m | 4 853 | 4 813 |
| Fees and charges | €m | 2 543 | 2 542 |
| Fuel for aircraft | €m | 2 662 | 1 819 |
| Depreciation, amortisation and impairment | €m | 1 398 | 1 112 |
| Net interest | €m | – 248 | – 331 |
| | | | |
| **Consolidated balance sheet[1)]** | | | |
| **Asset structure** | | | |
| Non-current assets[8)] | €m | 12 318 | 11 543 |
| Current assets[8)] | €m | 6 954 | 6 527 |
| of which liquid assets | €m | 3 598 | 3 788 |
| | | | |
| **Capital structure** | | | |
| Shareholders' equity[6)] | €m | 4 522 | 4 014 |
| of which issued capital[7)] | €m | 1 172 | 1 172 |
| of which reserves | €m | 2 707 | 2 398 |
| of which profit/loss for the period | €m | 453 | 404 |
| of which minority interest | €m | 190 | 40 |
| Dept | €m | 14 750 | 14 056 |
| of which retirement benefit obligations | €m | 4 022 | 4 132 |
| of which liabilities[9)] | €m | 3 563 | 3 306 |
| | | | |
| Total assets | €m | 19 272 | 18 070 |
| | | | |
| **Other financial data Lufthansa Group[1)]** | | | |
| Capital expenditure | €m | 1 829 | 1 783 |
| of which on tangible and intangible assets | €m | 1 221 | 1 647 |
| of which on financial assets | €m | 608 | 136 |
| | | | |
| Cashflow from operating activities[10)] | €m | 1 956 | 1 881 |
| Free cashflow[3)] | €m | 815 | 1 061 |
| | | | |
| Indebtedness | | | |
| gross | €m | 3 605 | 3 370 |
| net | €m | 7 | – 418 |
| | | | |
| **Deutsche Lufthansa AG** | | | |
| Net profit/loss for the year | €m | 455 | 265 |
| Accumulated losses | €m | – | – |
| Transfers to/withdrawals from reserves | €m | – 226 | – 128 |
| Dividends proposed/paid | €m | 229 | 137 |
| Dividends per share proposed/paid[11)] | € | 0.50 | 0.30 |

| 2003 | 2002 | 2001 | 2000 | 1999* | 1998* | 1997* | 1996* |
|---|---|---|---|---|---|---|---|
| 15 957 | 16 971 | 16 690 | 15 200 | 12 795 | 11 737 | 11 049 | 10 667 |
| | | | | | | | |
| 36 | 718 | 28 | 1 042 | 723 | 1 060 | 841 | – |
| – 176 | 1 544 | – 378 | 1 456 | 983 | 1 437 | 1 058 | 304 |
| – 814 | 904 | – 807 | 1 189 | 974 | 1 251 | 862 | 310 |
| 164 | 182 | – 202 | 503 | 334 | 519 | 310 | 24 |
| – 984 | 717 | – 633 | 689 | 630 | 732 | 551 | 285 |
| | | | | | | | |
| 4 612 | 4 660 | 4 481 | 3 625 | 3 232 | 2 867 | 2 823 | 2 943 |
| 2 290 | 2 239 | 2 311 | 2 250 | 2 095 | 1 930 | 1 844 | 1 995 |
| 1 352 | 1 347 | 1 621 | 1 499 | 908 | 864 | 948 | 912 |
| 1 930 | 1 243 | 1 714 | 1 022 | 933 | 866 | 862 | 710 |
| – 341 | – 415 | – 398 | – 256 | – 219 | – 196 | – 280 | – 45 |
| | | | | | | | |
| 10 885 | 12 103 | 13 244 | 11 082 | 9 672 | 8 713 | 7 948 | 6 396 |
| 5 847 | 7 034 | 4 962 | 3 728 | 3 215 | 3 579 | 3 712 | 3 161 |
| 2 721 | 3 638 | 1 182 | 970 | 778 | 1 667 | 1 859 | 958 |
| | | | | | 24 040 | 22 805 | |
| 2 696 | 4 172 | 3 528 | 4 165 | 3 733 | 3 314 | 2 694 | 2 737 |
| 977 | 977 | 977 | 977 | 977 | 976 | 976 | 976 |
| 2 660 | 2 431 | 3 154 | 2 448 | 2 084 | 1 596 | 1 164 | 1 656 |
| – 984 | 717 | – 633 | 689 | 630 | 732 | 551 | 98 |
| 43 | 47 | 30 | 51 | 42 | 10 | 3 | 7 |
| 14 036 | 14 965 | 14 678 | 10 645 | 9 154 | 8 978 | 8 966 | 6 820 |
| 4 327 | 4 020 | 3 701 | 3 354 | 2 993 | 2 760 | 2 578 | 1 875 |
| 3 240 | 4 713 | 4 446 | 2 408 | 2 300 | 2 375 | 2 988 | – |
| 16 732 | 19 137 | 18 206 | 14 810 | 12 887 | 12 292 | 11 660 | 9 557 |
| | | | | | | | |
| 1 155 | 880 | 2 979 | 2 446 | 1 938 | 1 898 | 1 209 | 1 016 |
| 992 | 646 | 2 549 | 1 769 | 1 338 | 1 669 | 1 036 | 831 |
| 163 | 234 | 430 | 677 | 600 | 229 | 173 | 185 |
| 1 581 | 2 312 | 1 736 | 2 140 | 809 | 1 860 | 1 997 | 1 248 |
| 1 024 | 2 813 | – 796 | 444 | – 433 | 773 | 1 356 | – |
| | | | | | | | |
| 3 312 | 4 771 | 4 995 | 2 444 | 2 320 | 2 404 | 3 043 | 1 690 |
| 591 | 1 133 | 3 812 | 1 475 | 1 542 | 737 | 1 185 | 732 |
| | | | | | | | |
| – 1 223 | 1 111 | – 797 | 445 | 402 | 401 | 441 | 98 |
| – | – 797 | – | – | – | – | – | – |
| 1 223 | – 85 | – | – 216 | – 188 | – 187 | – 266 | 0 |
| – | 229 | – | 229 | 215 | 215 | 176 | 98 |
| – | 0.60 | – | 0.60 | 0.56 | 0.56 | 0.46 | 0.26 |

| | | 2005 | 2004 |
|---|---|---|---|
| **Operational ratios Lufthansa Group[1]** | | | |
| Profit/loss-revenue ratio (profit/loss before taxes[4]/revenue[2]) | % | 4.8 | 3.2 |
| Return on total capital (profit/loss before taxes[4] plus interest on debt/total assets) | % | 7.0 | 5.8 |
| Return on equity (net profit/loss for the period[5]/shareholders' equity[6]) | % | 10.0 | 10.1 |
| Return on equity (profit/loss before taxes[4]/shareholders' equity[6]) | % | 19.3 | 13.5 |
| Equity ratio (shareholders' equity[6]/total assets) | % | 23.5 | 22.2 |
| Gearing[14] (net indebtedness plus retirement benefit obligations/shareholders' equity[6]) | % | 89.1 | 92.5 |
| Net indebtedness total assets ratio | % | 0.0 | – 2.3 |
| Internal financing ratio (cash flow[10]/capital expenditure) | % | 106.9 | 105.5 |
| Net indebtedness – cash flow[10] ratio | % | 0.4 | – 22.2 |
| Revenue efficiency (cash flow[10]/revenue[2]) | % | 10.8 | 11.1 |
| Net working capital (current assets less short-term debt)[3] | € bn | 0.0 | 0.9 |
| **Personnel ratios** | | | |
| Annualised average employee total | | 90 931 | 92 743 |
| Revenue[2]/employee | € | 198 667 | 182 925 |
| Staff costs/revenue[2] | % | 26.9 | 28.4 |
| **Output data Lufthansa Group[12]** | | | |
| Total available tonne-kilometres | millions | 26 485.6 | 25 950.3 |
| Total revenue tonne-kilometres | millions | 18 726.6 | 18 445.0 |
| Overall load factor | % | 70.7 | 71.1 |
| Available seat-kilometres | millions | 144 181.9 | 140 647.7 |
| Revenue passenger-kilometres | millions | 108 184.5 | 104 063.7 |
| Passenger load factor | % | 75.0 | 74.0 |
| Passengers carried | millions | 51.3 | 50.9 |
| Paid passenger tonne-kilometres | millions | 10 897.5 | 10 484.0 |
| Freight/mail | t | 1 735 771 | 1 752 900 |
| Freight/mail tonne-kilometres | millions | 7 829.1 | 7 961.0 |
| Number of flights[13] | | 653 980 | 647 785 |
| Flight kilometres | millions | 794.1 | 798.7 |
| Aircraft utilisation (block hours) | | 1 340 948 | 1 351 932 |
| Aircraft in service | | 432 | 377 |

The figures differ slightly from those published earlier, since they have been rounded off to the nearest million in euros.

* Figures are converted from DM into euros.

[1] As from the 1997 financial year the financial statements are prepared according to the International Financial Reporting Standards (IFRS). Previous years' figures are therefore not comparable.

[2] The figure for 1998 has been adjusted for the changed allocation of commission payments.

[3] Before 1997 operating results were not revealed.

[4] From 2005 profit/loss from operating activities before income taxes (up to 2004 profit/loss before taxes) including other taxes. Previous year adjusted.

| 2003 | 2002 | 2001 | 2000 | 1999* | 1998* | 1997* | 1996* |
|---|---|---|---|---|---|---|---|
| – 5.1 | 5.3 | – 4.8 | 7.8 | 7.6 | 10.7 | 7.8 | 2.9 |
| – 1.7 | 7.6 | – 1.7 | 10.5 | 10.0 | 12.8 | 10.6 | 4.5 |
| – 36.5 | 17.2 | – 17.9 | 16.5 | 16.9 | 22.1 | 20.5 | 10.4 |
| – 30.2 | 21.7 | – 22.9 | 28.5 | 26.1 | 37.7 | 32.0 | 11.3 |
| 16.1 | 21.8 | 19.4 | 28.1 | 29.0 | 27.0 | 23.1 | 26.6 |
| 182.4 | 123.5 | 213.0 | 115.9 | 121.5 | 105.5 | 139.7 | 95.3 |
| 3.5 | 5.9 | 20.9 | 10.0 | 12.0 | 6.0 | 10.2 | 7.7 |
| 136.9 | 262.7 | 58.3 | 87.5 | 41.8 | 98.0 | 165.2 | 122.8 |
| 37.4 | 49.0 | 219.6 | 68.9 | 190.6 | 39.6 | 59.3 | 58.7 |
| 9.9 | 13.6 | 10.4 | 14.1 | 6.3 | 15.8 | 18.1 | 11.7 |
| – 0.3 | – 0.4 | – 1.5 | – 1.0 | – 1.1 | – 0.2 | 0.2 | 1.7 |
| 94 798 | 94 135 | 87 975 | 69 523 | 66 207 | 54 867 | 55 520 | 57 999 |
| 168 326 | 180 284 | 189 713 | 218 633 | 193 258 | 213 917 | 199 009 | 183 917 |
| 28.9 | 27.5 | 26.8 | 23.8 | 25.3 | 24.4 | 25.5 | 27.6 |
| 23 237.3 | 22 755.6 | 23 941.3 | 23 562.8 | 21 838.8 | 20 133.6 | 19 324.6 | 20 697.5 |
| 16 226.5 | 16 080.8 | 16 186.9 | 16 918.0 | 15 529.1 | 14 170.4 | 13 620.9 | 14 532.8 |
| 69.8 | 70.7 | 67.6 | 71.8 | 71.1 | 70.4 | 70.5 | 70.2 |
| 124 026.6 | 119 876.9 | 126 400.4 | 123 800.8 | 116 383.3 | 102 354.4 | 98 750.0 | 116 183.1 |
| 90 708.2 | 88 570.0 | 90 388.5 | 92 160.4 | 84 443.1 | 74 668.4 | 70 581.4 | 81 716.3 |
| 73.1 | 73.9 | 71.5 | 74.4 | 72.6 | 73.0 | 71.5 | 70.3 |
| 45.4 | 43.9 | 45.7 | 47.0 | 43.8 | 40.5 | 37.2 | 41.4 |
| 9 137.9 | 8 922.8 | 9 105.4 | 9 251.9 | 8 458.3 | 7 474.1 | 7 071.1 | 8 084.8 |
| 1 580 430 | 1 624 983 | 1 655 870 | 1 801 817 | 1 745 306 | 1 702 733 | 1 703 657 | 1 684 729 |
| 7 088.6 | 7 158.0 | 7 081.5 | 7 666.1 | 7 070.7 | 6 696.3 | 6 548.0 | 6 448.0 |
| 543 549 | 517 922 | 540 674 | 550 998 | 655 589 | 618 615 | 596 456 | 595 120 |
| 703.6 | 668.1 | 687.9 | 678.0 | 668.7 | 636.4 | 614.6 | 720.5 |
| 1 172 034 | 1 112 062 | 1 157 982 | 1 154 442 | 1 092 893 | 1 010 897 | 963 675 | 1 000 723 |
| 382 | 344 | 345 | 331 | 306 | 302 | 286 | 314 |

5) Up to 1996 before withdrawal from/transfer to retained earnings and before minority interest.

6) From 2005 shareholders' equity including minority interests. Previous years adjusted.

7) Capital increase by € 195 379 200 (76 320 000 shares) in 2004.

8) Financial statements from 2004 according to new IAS 1 balance sheet standards. Previous years adjusted.

9) Prior to 1997 liabilities were not shown separately as a sub-item of overall debt.

10) Calculated as net cash from operating activities as per cash flow statement, up to 1996 financial cash flow.

11) In 1996 the face value of the shares was diluted to €2.56; previous years' figures were adjusted.

12) Since 1997 Condor is no longer included, from 2003 including Air Dolomiti.

13) From 2000 number of flights includes only "real flights". The discontinuation of ground transports particularly by Lufthansa Cargo has led to marked divergences compared to previous year.

14) Since 2004 net indebtedness plus retirement benefit obligations; previous years adjusted.

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